



SEC Mail Processing
Section

APR 08 2010

Washington, DC
110

GROW WITH US

MEAD JOHNSON NUTRITION
ANNUAL REPORT 2009

Our mission is to create nutritional brands and products trusted to give infants and children the best start in life.

Our vision is to be the world's premier pediatric nutrition company.



SEC Mail Processing Section

APR 08 2010

Washington, DC
110

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2009

Commission File Number 001-34251

MEAD JOHNSON NUTRITION COMPANY
(Exact name of registrant as specified in its charter)

Delaware	**80-0318351**
(State or other jurisdiction of incorporation or organization)	**(IRS Employer Identification No.)**

2701 Patriot Blvd.
Glenview, Illinois 60026
(Address of principal executive offices)

Registrant's telephone number: (847) 832-2420

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
Common Stock, $0.01 Par Value	**New York Stock Exchange**

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☐ No ☐

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of the registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☒

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer or a smaller reporting company. See definitions of "accelerated filer", "large accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐ Accelerated filer ☐ Non-accelerated filer ☒ Smaller reporting company ☐

Indicate by check mark if the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

The aggregated market value of the 76,768,037 shares of voting common stock held by non-affiliates of the registrant, computed by reference to the closing price as reported on the New York Stock Exchange, as of June 30, 2009, the last business day of the registrant's most recently completed second fiscal quarter, was approximately $2,438,920,535. At February 16, 2010, there were 204,500,000 shares of common stock outstanding.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the Proxy Statement for the registrant's Annual Meeting of Stockholders to be held May 11, 2010, are incorporated by reference into PART III of this Annual Report on Form 10-K.

TABLE OF CONTENTS

		Page
PART I		
Item 1.	BUSINESS	1
Item 1A.	RISK FACTORS	15
Item 1B.	UNRESOLVED STAFF COMMENTS	29
Item 2.	PROPERTIES	29
Item 3.	LEGAL PROCEEDINGS	30
Item 4.	SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS	31
PART IA	EXECUTIVE OFFICERS OF THE REGISTRANT	32
PART II		
Item 5.	MARKET FOR REGISTRANT'S COMMON STOCK, RELATED STOCKHOLDER MATTERS, AND ISSUER PURCHASES OF EQUITY SECURITIES	34
Item 6.	SELECTED FINANCIAL DATA	36
Item 7.	MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS	37
Item 7A.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK	55
Item 8.	FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA	57
Item 9.	CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE	95
Item 9A.	CONTROLS AND PROCEDURES	95
Item 9B.	OTHER INFORMATION	95
PART III		
Item 10.	DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE	96
Item 11.	EXECUTIVE COMPENSATION	96
Item 12.	SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS	96
Item 13.	CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE	96
Item 14.	PRINCIPAL ACCOUNTING FEES AND SERVICES	96
Item 15.	EXHIBITS AND FINANCIAL STATEMENT SCHEDULES	97

PART I

Item 1. BUSINESS.

In this Annual Report on Form 10-K, we refer to Mead Johnson Nutrition Company and its subsidiaries as "the Company," "MJN," "Mead Johnson," "we" or "us."

Our Company

Mead Johnson Nutrition Company is a global leader in pediatric nutrition with $2.8 billion in net sales for the year ended December 31, 2009. We are committed to creating trusted nutritional brands and products that help improve the health and development of infants and children around the world and provide them with the best start in life. Our Enfa family of brands, including *Enfamil* infant formula, is the world's leading brand franchise in pediatric nutrition, based on retail sales. Our comprehensive product portfolio addresses a broad range of nutritional needs for infants, children and expectant and nursing mothers. We have over 100 years of innovation experience during which we have developed or improved many breakthrough or industry-defining products across each of our product categories. Our singular focus on pediatric nutrition and our implementation of a business model that integrates nutritional science with health care and consumer marketing expertise differentiate us from many of our competitors.

We market our portfolio of more than 70 products to mothers, health care professionals and retailers in more than 50 countries in Asia, North America, Latin America and Europe. Our two reportable segments are Asia/Latin America and North America/Europe, which comprised 58% and 42%, respectively, of our net sales for the year ended December 31, 2009. See "Item 8. Financial Statements—Note 17. Segment Information." For the year ended December 31, 2009, 65% of our net sales were generated in countries outside of the United States.

We believe parents and health care professionals associate the Mead Johnson name and the Enfa family of brands with quality, science-based pediatric nutrition products. We believe the strength of our brands allows us to create and maintain consumer loyalty across our product portfolio and stages of pediatric development.

The two principal product categories in which we operate are infant formula and children's nutrition, which represented 64% and 33% of our net sales for the year ended December 31, 2009, respectively.

Our History

Mead Johnson was founded in 1905, and we introduced *Dextri-Maltose*, our first infant formula product, in 1911. Over the next several decades, we built upon our leadership in science-based nutrition, introducing many innovative infant feeding products while expanding into vitamins, pharmaceutical products and adult and children's nutrition. Some of our products brought such significant improvements in quality of life that they became cultural icons of their times. Others, developed in cooperation with clinicians and leading nutrition researchers, established a partnership between Mead Johnson and the scientific community that continues to this day.

During the course of our history, we have expanded our operations into geographies outside of the United States, including Asia, Latin America and Europe and now focus on pediatric nutrition. Throughout our history, our deeply-held commitment to support breastfeeding and our commitment to improve the health and development of infants and children around the world have been hallmarks of our organization. In 1967, we became a wholly owned subsidiary of Bristol-Myers Squibb Company (BMS).

In February 2009, we consummated an initial public offering of 34.5 million shares of our Class A common stock and Mead Johnson became an independent, separately traded, publicly-held company. At that time, BMS beneficially owned 42,344,571 shares of our Class A common stock (representing approximately 55.1% of our

outstanding shares of Class A common stock) and 127,655,429 shares of our Class B common stock (representing 100% of the outstanding shares of Class B common stock).

On December 23, 2009, BMS completed an exchange offer whereby BMS converted all outstanding shares of Class B common stock to Class A common stock and then disposed its entire ownership and voting interest in us, resulting in the split-off of Mead Johnson from BMS. Effective January 7, 2010, our Class A common stock was reclassified as common stock, par value $0.01 per share. Following the split-off, we are completely independent from BMS subject to certain agreements between BMS and us that will remain in place for specified terms. See "Item 8. Financial Statements—Note 4. Activities With Former Parent, BMS" and "Item 13. Certain Relationships and Related Transactions, and Director Independence."

Our Growth Strategies

We are committed to improving the health and development of infants and children around the world. We intend to grow our business profitably through the following strategic initiatives:

Build on Our Leadership Position in Our Core Businesses

We intend to grow our business in our core countries and product categories by building loyal usage of our brands, introducing innovative products that differentiate us in the marketplace and leveraging our expertise in marketing to consumers and health care professionals. In addition, we will continue to implement best practices and insights using our balance of local, regional and global capabilities to execute the most effective programs in all markets. We have a successful business model based on acquiring new consumers and retaining them. We also intend to invest in order to attract, retain and train talented employees who are committed to improving the health of the world's infants and children and who have world class capabilities in key business disciplines, including marketing, sales, product development, supply chain and finance.

Continued Leadership in Innovation

Innovation is fundamental to our long-term growth and profitability. We continually invest in research and development (R&D) and have established world-class professional capabilities in our global R&D headquarters located in Evansville, Indiana and regional labs around the world. Our processes drive the integration of nutritional science with marketing across all phases of product development. We believe we have a strong innovation pipeline that is focused on improving the health and development of infants and children, with a particular focus on brain development, allergy and tolerance issues, immunity, healthy growth and improved product experience. Investments in leading systems and processes will be used to reduce cycle times for projects in our pipeline, and we are planning to bring a systematic flow of innovations to market over time. We believe our global R&D capabilities, the strength of our brands and our ability to convert advances in nutritional science into marketable product innovations will continue to allow us to successfully develop new products and improve existing products across each of our product categories.

Capitalize on Favorable Demographic Trends Driving Growth in Emerging Markets

Opportunities in Asia and Latin America, driven in part by favorable demographic trends, are estimated to account for a majority of the dollar (value) growth in the pediatric nutrition industry over the next five years. We have established presence in these emerging markets with our Asia/Latin America segment accounting for 58% of total sales for the year ended December 31, 2009. We believe that our strong global brands, sales and marketing expertise, and investments to expand our distribution footprint, will enable us to continue to grow by capitalizing on the favorable demographic trends in these emerging markets.

Expansion into Selected High-Growth Geographic Markets and Adjacent Product Categories

Emerging markets in Asia, Latin America, Eastern Europe and the Middle East are projected to experience continued growth. We have established replicable business models and developed a deep understanding of

business drivers in our core markets that we believe will lead to success in selected new high-growth markets. We believe our global supply chain infrastructure, along with the strength of our business model and demand-creation capabilities, strategically positions us for further expansion into certain high-growth regions in which we currently have a more limited presence. In addition, there is a global trend of mothers seeking increased nutritional reassurance, and mothers and health care professionals alike associate the Mead Johnson name and the Enfa family of brands with the highest quality nutrition. We believe there are opportunities to extend our strong brand equities into select adjacent product categories through organic development, partnerships and acquisitions.

Continuously Improve Upon Our Manufacturing and Global Supply Chain Excellence

We seek to continuously improve the management and operation of our business by increasing efficiency in our operations at all stages of production, from sourcing of raw materials to manufacturing and distribution in local geographies. We maintained higher operating margins than those of our primary competitors in 2009, and we plan to continue to achieve incremental cost savings through broad-based, bottom-up organizational involvement.

Our Brands

The Mead Johnson name has been associated with science-based nutritional products for over 100 years. In addition to the Mead Johnson name, our products are marketed around the world under brands that we have developed through our global sales and marketing efforts.

Enfa Family of Brands

The Enfa family of brands includes several of the world's leading infant formula and children's nutrition brands. We have positioned the Enfa family of brands as providing unique, clinically supported health and developmental benefits. The Enfa family of brands features infant formula products that include docosahexaenoic acid (DHA) and arachidonic acid (ARA), which support brain, visual and nervous system development. Our Enfa family of brands accounted for 76% of our net sales for the year ended December 31, 2009, and is the world's leading brand franchise in pediatric nutrition, based on retail sales.

Building upon the strength of our brand equity, we have extended the Enfa family of brands into the fast-growing children's nutrition category. We believe we have enhanced consumer retention by creating links between age groups and leveraging brand loyalty.

Additionally, the use of the Enfa prefix in our prenatal nutrition products (such as *EnfaMama A+*) reinforces the scientific basis, quality and innovation that these products hold in common with our core pediatric nutrition line.

We consistently promote the brand through our global sales and marketing operations. Our studies show mothers and health care professionals often associate the Enfa family of brands with science, superior nutrition, quality and good value. Mothers often describe the Enfa family of brands as science-based, sophisticated, trustworthy, reliable and comforting. Additionally, health care professionals frequently comment on our professional and innovative approach to nutrition science.

Complementary Brands

In addition to the Enfa family of brands, we market several other powerful brands on a local, regional or global basis. These brands complement the Enfa family of brands portfolio and are designed to meet the nutritional needs of broad consumer populations (such as *ChocoMilk* and *Cal-C-Tose*) or the specific nutritional needs of infants under the supervision of health care professionals (such as *Nutramigen*).

Stages of Development

Generally, there are five stages of pediatric development and we produce different products for each of these stages. The stages of development are illustrated below:



Stage 0: Pre-Natal

Stage 1: 0 – 6 months old
Stage 2: 6 – 12 months old

Stage 3: 12 months – 3 years old
Stage 4: 3 – 5 years old
Stage 5: Beyond 5 years old

In the United States, our business is primarily focused on the infant formula category (Stages 1 and 2). Outside of the United States, however, we market both infant formula products (Stages 1 and 2) and children's nutrition products designed for the changing nutritional needs of growing toddlers and children (Stages 3, 4 and 5). This allows us to take advantage of brand loyalty developed in Stages 1 and 2 to retain consumers as they grow older.

Our Products

Our pediatric nutrition products are grouped by category of feeding: (1) infant formula products, (2) children's nutrition products and (3) other products. Infant formula, children's nutrition and other product sales comprised approximately 64%, 32% and 4% of our net sales for the year ended December 31, 2009, respectively.

Infant Formula

General

Our infant formula products include formulas for routine feeding, solutions formulas for mild intolerance and specialty formula products, including formulas for severe intolerance, formulas for premature and low birth weight infants and medical nutrition products. In 2009, we reclassified certain products previously classified as routine infant formula into specialty formula, which impacts the percentage of those formulas as a percentage our infant formula net sales indicated for prior years in the discussion below. The table below illustrates our key infant formula brands and products:

ROUTINE INFANT FORMULA	SOLUTIONS FORMULA FOR COMMON FEEDING PROBLEMS	SPECIALTY FORMULAS
Stage 1 • *Enfamil PREMIUM LIPIL* • *Enfamil LIPIL* • *Enfalac A+* • *Enfamil Premium* *Stage 2* • *Enfamil PREMIUM NEXT STEP* • *Enfapro A+* • *Enfapro Premium*	*Many available in stages 1 and 2* • *Enfamil Gentlease:* for gas/ fussiness • *Enfamil ProSobee:* soy formula • *Enfamil LactoFree:* for lactose intolerance • *Enfamil A.R:* for anti-regurgitation • *Enfamil HA:* for infants with milk protein allergy	*Many available in stages 1 and 2* • *Nutramigen LIPIL:* for severe protein sensitivity • *Nutramigen AA:* for multiple food allergies • *Pregestimil: for* fat malabsorption • *Enfamil Premature:* for premature infants

Routine Infant Formula

We design routine infant formula as a breast milk substitute for healthy, full-term infants without special nutritional needs both for use as the infant's sole source of nutrition and as a supplement to breastfeeding. We

endeavor to bring routine infant formula closer to breast milk. We also provide products within our routine formula line for healthy full-term infants who experience common feeding problems with symptoms such as mild spit-up, fussiness or gas.

Each product is referred to as a "formula", as it is formulated for the specific nutritional needs of an infant of a given age. Generally, our routine infant formula has the following four main components: (1) protein from cow's milk that is processed to have a profile similar to human milk, (2) a blend of vegetable fats (including DHA/ARA) to replace bovine milk fat in order to better resemble the composition of human milk, (3) a carbohydrate, generally lactose from cow's milk and (4) a vitamin and mineral "micronutrient" pre-mix that is blended into the product to meet the specific needs of the infant at a given age. Patterned after breast milk, which changes composition to meet the infant's changing nutritional needs, we produce two stages of infant formula. Stage 1 formula is consumed by newborn infants up to six months of age, and Stage 2 formula is generally consumed by infants aged from six to twelve months. Our most prominent product form around the world is milk-based powder, but we also produce several infant formulas in ready-to-use and concentrated liquid form for sale in the United States and Canada.

We market the same product under different names in different regions, based on regional marketing strategies and regional brand recognition. For example, our premium Stage 1 infant formulas containing DHA and ARA are sold under the brands *Enfamil PREMIUM LIPIL* and *Enfamil LIPIL* in the United States. Outside the United States, *Enfamil LIPIL* is sold under the brand *Enfamil Premium* in Latin America and *Enfamil A+/Enfalac A+* in Asia and Europe. In parts of Asia, Latin America and Europe, we use the name *Enfapro* for our Stage 2 products.

Routine infant formula products comprised 67%, 65%, and 64% of our infant formula net sales for the years ended December 31, 2009, 2008, and 2007, respectively.

Solutions Formulas

We design several solutions formulas to address common feeding tolerance problems in normal infants, including spitting-up, fussiness, gas and lactose intolerance. We market our solutions infant formulas for mild intolerance such as *Gentlease* and *Prosobee* under the Enfa family of brands name.

Solutions infant formula products comprised 18%, 19%, and 20% of our infant formula net sales for the years ended December 31, 2009, 2008, and 2007, respectively.

Specialty Formulas

Our specialty formulas include: (1) formulas for severe intolerance, (2) formulas for premature and low birth weight infants and (3) medical nutrition products. Specialty infant formula products comprised 15%, 16%, and 16% of our infant formula net sales for the years ended December 31, 2009, 2008, and 2007, respectively.

Formulas for Severe Intolerance

We design formulas for severe intolerance to be used on the specific recommendation and under the supervision of a doctor. We specially formulate these products for use by infants displaying symptoms of certain conditions or diagnosed with special medical needs.

Nutramigen infant formula was the first infant formula to include protein hydrolysate in the United States. This ingredient is easier for infants with severe intolerance to digest because its protein is extensively hydrolyzed (or broken down into peptides, a process that would otherwise be performed in the infant's stomach). We designed *Nutramigen* infant formula for use by infants with severe cow's milk protein allergies. *Nutramigen* with LGG infant formula is a variant of *Nutramigen* we market in Europe and the United States. LGG is a probiotic ingredient that has been associated with reduced incidence of infant atopic dermatitis, a non-contagious skin

disease characterized by chronic inflammation of the skin, resulting from an allergy to cow's milk. *Nutramigen AA* infant formula is an amino acid formula we formulated with fully broken-down proteins that can be consumed without the need for digestion of the protein. We designed this product for infants who experience a severe allergy to cow's milk or multiple other food allergies. *Pregestimil* infant formula is a variation of the *Nutramigen* formulation designed mainly for fat malabsorption. It contains medium chain triglycerides oil instead of fat.

Formulas for Premature and Low Birth Weight Infants

We also design products for premature and low birth weight infants to meet these infants' unique needs under the supervision of a doctor, most often in the hospital. Typically, such infants need extra assistance obtaining the requisite nutrition. They require a higher density of nutrients and calories because they cannot take in enough volume of breast milk or routine infant formula. We designed *Enfamil Human Milk Fortifier* product as a supplement to a mother's breast milk that improves nutritional density. *EnfaCare* infant formula, another of our products, is a hypercaloric formula available at retail for premature babies when they are able to go home. In addition, *Enfamil Premature* is an infant formula used primarily in the hospital.

Medical Nutrition

We also produce medical foods, or foods for special medical purposes, for nutritional management of individuals with rare, inborn errors of metabolism such as maple syrup urine disease (*Mead Johnson BCAD*) and phenylketonuria (*Mead Johnson Phenyl-Free*). Category 1 products are intended for infants and young children from zero to three years of age and Category 2 products are suitable for children and adults. We produce approximately 20 formulas targeted at specific disorders for use under the direct and continuous supervision of a physician. We market these medical nutrition products under the Mead Johnson brand name.

Children's Nutrition Products

Children's nutrition products are designed to provide children with enhanced nutrition. Our children's nutrition business is present primarily in Asia and Latin America. We separate our children's nutrition products into two categories: (1) Enfa branded children's nutrition products and (2) other children's nutrition products. The table below illustrates our key children's nutrition products:

ENFA BRANDED CHILDREN'S NUTRITION PRODUCTS	OTHER CHILDREN'S NUTRITION PRODUCTS
Stage 3 • *Enfagrow A+* • *Enfagrow Premium* *Stage 4* • *Enfakid A+* *Stage 5* • *EnfaSchool A+*	*Many available in stages 3, 4 and 5* • *Sustagen KID*: nutritious powdered milk for picky eaters • *Lactum*: nutritious powdered milk for picky eaters • *ChocoMilk*: nutritious milk modifier • *Cal-C-Tose*: nutritious milk modifier

Enfa Branded Children's Nutrition Products

Outside of the United States, we market children's nutrition products under the Enfa family of brands. We design these products to meet the changing nutrition needs of children at different stages of development. We offer products at Stages 3, 4 and 5 that are designed for children's nutritional needs at one to three years of age, three to five years of age and beyond five years of age, respectively. These products are not breast milk substitutes and are not designed for use as the sole source of nutrition but instead are designed to be a part of a child's appropriate diet. Our use of the Enfa prefix allows for a consistent equity across Stages 3 and 4, with products such as *Enfagrow* offered at Stage 3 and *Enfakid* offered at Stage 4 and *EnfaSchool* at Stage 5. Enfa branded children's nutrition products comprised 65%, 56%, and 53% of our children's nutrition products sales for the years ended December 31, 2009, 2008, and 2007, respectively.

Other Products

We also produce a range of other products, including pre-natal and post-natal nutritional supplements for expectant and nursing mothers, including *Expecta LIPIL, EnfaMama A+*. Our products for expectant or nursing mothers provide the developing fetus or breastfed infant with vitamin supplements and/or an increased supply of DHA for brain, visual and nervous system development. These products also supplement the mother's diet by providing either DHA or ARA with increased proteins, as well as 24 vitamins and minerals. Our pediatric vitamin products, such as *Enfamil Poly-Vi-Sol,* provide a range of benefits for infants, including multivitamins and iron supplements. These other products comprised 4%, 3%, and 3% of our net sales for the years ended December 31, 2009, 2008, and 2007, respectively.

The Special Supplemental Nutrition Program for Women, Infants and Children (WIC)

The WIC program is a U.S. Department of Agriculture (USDA) program created to provide nutritious foods, nutrition education and referrals to health care professionals and other social services to those considered to be at nutritional risk, including low-income pregnant, postpartum and breastfeeding women and infants and children up to age five. It is estimated that approximately 52% of all infants born in the United States during the 12-month period ending December 31, 2009, benefited from the WIC program. The USDA program is administered individually by each state.

Participation in the WIC program is an important part of our U.S. business based on the volume of infant formula sold under the program. Our financial results reflect net WIC sales, after taking into account the rebates we paid to the state WIC agencies, which represented approximately 14% of our U.S. net sales and 5% of our global net sales in the year ended December 31, 2009.

During 2009, changes went into effect that resulted in less infant formula per participant being provided under the WIC program. We do not believe that these changes will have an adverse effect on our business.

WIC Eligibility and Participation

The WIC program is available in all 50 U.S. states, 34 Indian Tribal Organizations, American Samoa, District of Columbia, Guam, Commonwealth Islands of the Northern Marianas, Puerto Rico and the U.S. Virgin Islands. To be eligible to participate in WIC, one must: (1) be a pregnant or postpartum woman or a child less than five years of age, (2) be at "nutrition risk", as determined by a health care professional and (3) meet certain income requirements. Under the WIC eligibility guidelines, families who are at or below 185% of the U.S. poverty level may participate (with some adjunct eligibility for families qualifying for other federal aid programs).

Process

Most state WIC programs provide vouchers that participants use at authorized food stores to obtain the products covered by the program, including infant formula. Each state WIC agency is responsible for authorizing stores to accept WIC vouchers. Nearly 49,000 stores currently are authorized to accept WIC vouchers.

State WIC agencies enter into contracts with manufacturers, pursuant to which the state agency provides mothers with vouchers for a single manufacturer's brand of infant formula and, in return, the manufacturer gives the state agency a rebate for each can of infant formula purchased by WIC participants. The manufacturer's brand of infant formula provided by WIC varies from state to state depending on which manufacturer received the particular state's exclusive contract.

Retailers purchase infant formula directly from the manufacturer, paying the manufacturer's published wholesale price. Mothers redeem the vouchers received from the WIC agency for infant formula at authorized retailers. The retailer is then reimbursed the full retail price by the WIC agency for redeemed vouchers. On a monthly basis,

each state WIC agency invoices the contracted manufacturer for an amount equal to the number of cans of infant formula redeemed by the agency and paid to retailers during the month multiplied by the agreed rebate per can.

Contracts

The bid solicitation process is determined by each state's procurement laws, but the process is relatively standardized across the WIC program. Some states form groups and hold their bid processes jointly while other states solicit bids individually. Some states split bids between separate contracts for milk- and soy-based formulas. During the bid process, each manufacturer submits a sealed bid. The manufacturer with the lowest net price, calculated as the manufacturer's published wholesale price less the manufacturer's rebate bid, is awarded the contract. No other factors are considered. WIC contracts are generally three years in duration with some contracts providing for extensions. Specific contract provisions can vary significantly from state to state.

Our WIC Participation

Manufacturers that choose to compete for WIC contracts must have a widely distributed infant formula brand in order to meet the requirements of the contract bidding process. As of December 31, 2009, we hold the contracts that supply approximately 41% of WIC births. During 2009, we were the successful bidder for WIC contracts in Arkansas, Mississippi, Nebraska, New Mexico, North Carolina and South Dakota. These were all renewals of contracts that we previously held.

As of December 31, 2009, we hold the exclusive WIC contract for the following states and territories:

State	Date of Expiration
Arkansas	September 30, 2012
California	July 31, 2012
Colorado[1]	December 31, 2010
Illinois[1]	January 31, 2011
Indiana	September 30, 2011
Louisiana[1]	September 30, 2010
Michigan	November 1, 2011
Mississippi[1]	September 30, 2010
Missouri[1]	September 30, 2012
Nebraska[1]	September 30, 2012
New Mexico	September 30, 2012
New York [1][2]	June 30, 2010
Puerto Rico[1]	September 30, 2012
North Carolina	September 30, 2012
South Dakota[1]	September 30, 2012

(1) Contract contains extension provisions.

(2) The New York WIC contract is split between milk and soy products. We hold the exclusive WIC contract for milk products only.

Sales and Marketing

We conduct regional marketing in North America, Europe, Asia and Latin America within a global strategic framework focused on both mothers and health care professionals in compliance with our policy with respect to the International Code of Marketing of Breast-milk Substitutes (International Code). See "—Regulatory—Global Policy and Guidance—WHO." We maintain a health care professional sales force and retail sales organization throughout the world, . Our marketing activities vary from region to region depending on our market position, consumer trends and the regulatory environment. Our marketing teams seek to anticipate market and consumer

trends, and attempt to capture deep consumer insight to determine strategy for brand positioning and communication, product innovation and demand-generation programs. The marketing teams work with external agencies to create strong marketing campaigns for health care professionals, retail sales organizations and consumers, as permitted under the International Code and individual countries' laws and regulations.

Health Care Professionals

Our health care professional sales force educates health care professionals about the benefits of our infant formula products in each of the countries where we market our infant formula products. Primary marketing efforts for infant formula products are directed toward securing the recommendation of the Enfa family of brands by physicians or other health care professionals. We focus our product detailing efforts on neonatal intensive care units, physicians and other health care professionals, hospital group purchasing organizations and other integrated buying organizations. We believe we have an industry-leading health care professional sales force.

Our health care professional sales force receives continuous training about our products and on customer service skills. We support health care professionals by organizing continuing medical education programs, symposia and other educational interfaces with health care professionals.

Retail Sales Organization

Our retail sales force markets our products to each of the retail channels where our products are purchased by consumers, including mass merchandisers, club stores, grocery stores, drug stores and, to a limited extent, convenience stores. The size, role and purpose of our retail sales organization varies significantly from country to country depending on our market position, the consolidation of the retail trade, consumer trends and the regulatory environment. In North America, Latin America and Asia, we focus on all retail channels, while in Europe we focus primarily on pharmacies. In most countries, we have entered into logistics partnerships with distributors and wholesalers.

Consumers

As their children grow older, mothers play an increasing role in brand selection. We participate in a variety of marketing activities intended for mothers of older children, including print and television advertising, direct mail, online/internet and promotional programs. Our marketing is evidence-based and emphasizes our superior nutritional science. Our direct marketing efforts focus upon the targeted direct-mail and coupon distribution programs designed to reach consumers at key decision points starting from the pre-natal period. Direct mail includes educational materials as well as discount coupons.

In the United States our *Enfamil Family Beginnings* program provides new or prospective mothers with many resources to help them with their newborns, including free samples, nutritional and developmental information for mother and child and widely accepted instantly redeemable checks. The program also includes a direct mail component used to better inform mothers on nutritional and developmental topics, as well as frequent e-mail updates that provide pertinent information to program participants. The marketing materials at each of these stages are designed to develop interest in our products with respect to mothers' current and future needs in order to drive purchase and create brand loyalty. The program's educational materials are designed to help all mothers with their newborns while the program's promotional aspects are focused primarily on our core consumer targets, mainly non-WIC mothers.

Global Supply Chain

We manage sourcing, manufacturing and distribution through our fully integrated global supply chain. We operate in-house production facilities at seven different locations around the world and additionally use third-party manufacturers for a portion of our requirements. We use our in-house production facilities for the manufacture of products distributed throughout Europe and Latin America. We use a third-party manufacturer in

addition to in-house facilities for products distributed throughout North America. Our in-house production facilities and third-party manufacturers provide certain material for finishing products in China, the Philippines and Thailand for distribution throughout Asia. In addition, our liquid manufacturing facility at Evansville, Indiana, manufactures and packages liquid products that are distributed worldwide and also manufactures adult nutritional products for a third party. We believe our global manufacturing facilities and third-party supply chain will continue to meet our worldwide demand.

Locations

Our in-house manufacturing and finishing facilities are located in the United States, Mexico, the Netherlands, China, the Philippines and Thailand. See "Item 2. Properties" for a description of our global manufacturing facilities.

As the production process advances, regional or sub-regional teams support the global team, overseeing manufacturing activities such as the finishing of our products. Our four regional quality departments perform regional and manufacturing site quality control and assurance. These departments focus on regulatory requirements, food safety, continuous quality improvement, third-party compliance and ingredient supplier manufacturing operations.

Suppliers

We generally enter into long-term supply agreements. We have over 30 suppliers, through which we source approximately 80% of our materials. Through these suppliers, we obtain key raw materials (such as dairy, agricultural oil and agricultural products) and primary packaging materials (such as cans). Our suppliers also provide us with minor raw materials and secondary packaging materials (such as cardboard and shipping cases).

We procure key raw materials and primary packaging materials on a global basis. Certain raw materials, while managed and contracted on a global basis, are subject to regional and local variations in price under the terms of the supply agreement. For example, milk prices vary at the local level around the world partly due to government pricing regulation. Dairy products, consisting primarily of milk powders, non-fat dry milk, lactose and whey protein concentrates, accounted for approximately 37% of our global expenditures for materials in the year ended December 31, 2009.

Distribution

We manage our distribution networks locally with regional oversight. We generally enter into distribution agreements with third-party logistics providers and distributors and maintain a small staff at the local or regional level to track performance and implement initiatives.

Customers

Our products are sold principally to wholesale and retail customers, both nationally and internationally. One of our customers, Wal-Mart Stores, Inc., including sales to Sam's Club (Wal-Mart), accounted for approximately 12%, 13% and 15% of our gross sales for the years ended December 31, 2009, 2008, and 2007, respectively.

Competition

We compete in two primary categories, infant formula and children's nutrition. The competitive landscape in each category is similar around the world, as the majority of the large global players are active in these categories. Our main global competitors for sales of infant formula and children's nutrition products are Nestlé S.A., Abbott Laboratories, Groupe Danone and Pfizer. Pfizer does not compete with us in the United States. We also compete against significant local competitors in Asia and Europe.

Many other companies, including manufacturers of private label, store and economy brand products, manufacture and sell one or more products that are similar to those marketed by us. We believe sources of competitive advantage include product quality and clinical claims for efficacy, brand identity, image and associated value, broad distribution capabilities and consumer satisfaction. Significant expenditures for advertising, promotion and marketing are generally required to achieve acceptance of products among consumers and health care professionals.

Research and Development (R&D)

Continuing to invest in R&D capabilities is an important part of our business. Our research and development organization consists of professionals of which many have extensive industry experience and advanced educational backgrounds stationed primarily at three main research facilities. In 2010, we will complete construction of a new scalable pilot plant in Evansville, Indiana, headquarters of our global R&D operations. We also have R&D facilities in Mexico and Thailand.

With respect to infant formula, we organize our research and development on a global scale because these science-based products address nutritional needs that are broadly common around the world. With respect to children's nutritional products, we organize our research and development on a more regional basis to incorporate geographic-specific consumer behaviors and preferences.

We have implemented a global formulation management system to support our innovative portfolio management and product development process. We expect this system will provide significant benefits throughout the product development and manufacturing process.

We also have strong external development relationships that complement our internal research and development capabilities. We manage our research and development activities in collaboration with leading scientists and institutes around the world and we have an active portfolio of projects involving commercial technology suppliers. We believe this approach allows us to be at the forefront of scientific and technological developments relevant for pediatric nutrition. Research and development expense was $71.9 million, $72.8 million, and $67.2 million in the years ended December 31, 2009, 2008, and 2007, respectively.

Intellectual Property

Patents

We own or license approximately 33 active U.S. and 118 non-U.S. patents and have 66 U.S. and 423 non-U.S. patent applications pending as of December 31, 2009.

Trademarks

We file and maintain our trademarks in those countries in which we have, or desire to have, a business presence. We hold an extensive portfolio of trademarks across our key geographies. We maintain more than 5,800 trademark registrations and applications in more than 140 countries worldwide.

Regulatory

We are subject to the laws and regulations in each country in which we market our products. We have proven processes, systems and resources in place to manage the current regulatory requirements and to participate proactively in the shaping of future regional, country and global policy, guidance and regulations.

United States Food and Drug Administration (U.S. FDA)

The main regulatory body in the United States is the U.S. FDA. The U.S. FDA's Center for Food Safety and Applied Nutrition is responsible for the regulation of infant formula. The Office of Nutritional Products,

Labeling, and Dietary Supplements (ONPLDS) has program responsibility for infant formula while the Office of Food Additive Safety (OFAS) has program responsibility for food ingredients and packaging. The ONPLDS evaluates whether the infant formula manufacturer has met the requirements under the Federal Food, Drug and Cosmetic Act (FFDCA) and consults with the OFAS regarding the safety of ingredients in infant formula and of packaging materials for infant formula.

All manufacturers of pediatric nutrition products must begin with safe food ingredients, which are either generally recognized as safe or approved as food additives. The specific requirements for infant formula are governed by the Infant Formula Act of 1980, as amended (Formula Act). The purpose of the Formula Act is to ensure the safety and nutrition of infant formulas, including minimum, and in some cases, maximum levels of specified nutrients.

Once an infant formula product is formulated, the manufacturer must provide regulatory agencies assurance of the nutritional quality of that particular formulation before marketing the infant formula. The U.S. FDA has established requirements for certain labeling, nutrient content, manufacturer quality control procedures (to assure the nutrient content of infant formulas), as well as company records and reports. A manufacturer must notify the U.S. FDA 90 days before the first processing of any infant formula that differs fundamentally in processing or in composition from any previous formulation produced by the manufacturer. The U.S. FDA currently is finalizing incremental good manufacturing practices, quality control procedures, quality factors, notification requirements, and reports and records, for the production of infant formulas.

In addition, as part of its responsibility to implement the provisions of the FFDCA, the U.S. FDA continuously monitors infant formula products. The FFDCA requires infant formula manufacturers to test product composition during production and shelf-life, to keep records on production, testing and distribution of each batch of infant formula and to use good manufacturing practices and quality control procedures. In addition, the FFDCA requires infant formula manufacturers to maintain records of all complaints, some of which are reviewed to reveal the possible existence of a hazard to health. The U.S. FDA conducts yearly inspections of all facilities that manufacture infant formula. The U.S. FDA also inspects new facilities during early production runs. As part of the inspection, the U.S. FDA collects and analyzes samples of infant formula.

Outside of the United States

Country-specific regulatory laws have provisions that include requirements for certain labeling, nutrient content and manufacturers quality control procedures (to assure the nutrient content of infant formulas), as well as company records and reports. With the exception of the European Union, most other countries' regulatory agencies have not promulgated specific requirements for the testing of new and reformulated infant formulas. Other countries will generally refer to the U.S. FDA, European Union or the World Health Organization (WHO) in establishing standards and regulations for infant formulas.

Global Policy and Guidance

WHO

The WHO is the directing and coordinating authority for health within the United Nations system. It is responsible for providing leadership on global health matters, shaping the health research agenda, setting norms and standards, articulating evidence-based policy options, providing technical support to countries and monitoring and assessing health trends.

In 1981, many Member States of the WHO's World Health Assembly voted to adopt the International Code. The International Code aims to protect and promote breastfeeding and to ensure the proper use of breast-milk substitutes when they are necessary on the basis of adequate information and through appropriate marketing and distribution. Countries have taken variable action to enact legislation based on the recommendations of the International Code. In 1983, we believe we were the first U.S. infant formula manufacturer to develop internal

marketing guidelines for developing countries based on the International Code. While the International Code is not international law, it is our policy to comply with all applicable laws and regulations and International Code guidance in developing countries. In developed countries such as the United States and Canada, we comply with those countries' laws and regulations.

CODEX

The Codex Alimentarius Commission (CODEX), a global body formed by the United Nations Food and Agriculture Organization, is the publication of internationally recognized standards, codes of practice, guidelines and other recommendations relating to infant formula and food production. These texts are developed and maintained by the CODEX Commission, a body that was established in 1963 by the WHO. In 2007, new comprehensive and more restrictive infant formula standards were published by CODEX. It is usual practice for countries in Central America, Latin America, Africa and Asia to incorporate CODEX standards directly into national law. We maintain material compliance with all country law and with new CODEX standards where national regulatory requirements have not yet been enacted.

Environmental, Health and Safety

Our facilities and operations are subject to various environmental, health and safety laws and regulations in each of the jurisdictions in which we operate. Among other things, these requirements regulate the emission or discharge of materials into the environment, the use, management, treatment, storage and disposal of solid and hazardous substances and wastes, the control of combustible dust, the reduction of noise emissions and fire and explosion risks, the cleanup of contamination and the prevention of workplace exposures and injuries. Pollution controls and various permits and programs are required for many of our operations. Each of our global manufacturing facilities undergoes periodic internal audits relating to environmental, health and safety requirements and we incur operating and capital costs to improve our facilities or maintain compliance with applicable requirements on an ongoing basis. If we violate or become subject to liabilities under environmental, health and safety laws and regulations, including requirements under the permits and programs required for our operations, we could incur, among other things, substantial costs (including civil or criminal fines or penalties or clean-up costs), third-party claims for property damage or personal injury, or requirements to install additional pollution control or safety equipment.

From time to time, we may be responsible under various state, Federal and foreign laws, including the U.S. Comprehensive Environmental Response, Compensation, and Liability Act (CERCLA), for certain costs of investigating and/or remediating contamination at our current or former sites and/or at waste disposal or reprocessing facilities operated by third parties. Liability under CERCLA and analogous state or foreign laws may be imposed without regard to knowledge, fault or ownership at the time of the disposal or release. Most of our facilities have a history of industrial operations, and contaminants have been detected at some of our facilities. We also have been named as a "potentially responsible party", or are involved in investigation and remediation, at three third-party disposal sites. As of December 31, 2009, management believes that the investigation and/or remediation costs related to our sites or third-party disposal sites that were probable and reasonably estimable, as well as any related accruals, are not material to us.

We are not aware of any pending environmental, health or safety-related litigation or significant environmental, health or safety-related financial obligations or liabilities arising from current or former operations or properties that are likely to have a material adverse impact on our business, financial position or results of operations. Liabilities or obligations, which could require us to make significant expenditures, could arise in the future, however, as the result of, among other things, changes in, or new interpretations of, existing laws, regulations or enforcement policies, claims relating to on- or off-site contamination, or the imposition of unanticipated investigation or cleanup obligations. See "Item 3. Legal Proceedings."

Insurance

Our business involves an inherent risk of product liability and any claims of this type could have an adverse impact on us. We will take what we believe are appropriate precautions, primarily self-insurance combined with product liability insurance coverage, to provide adequate coverage for possible product liability claims. Though our insurance coverage and cash flows have been adequate to provide for liability claims in the past, product liability claims could exceed our insurance coverage limits and cash flows, and insurance may not be available on commercially reasonable terms or at all. We evaluate our insurance requirements on an ongoing basis to ensure we maintain adequate levels of coverage.

Employees

As of December 31, 2009, we employed approximately 5,600 people worldwide. Our manufacturing workforces at Zeeland, Michigan; Evansville, Indiana; Guangzhou, China; and Chonburi, Thailand are not unionized. The manufacturing workforce at Delicias, Mexico, is unionized and covered by a collective bargaining agreement, with an annual negotiation process with the union. We completed a salary renegotiation with the union in Delicias on March 31, 2009, and the contract is subject to a comprehensive renegotiation March 31, 2010. The manufacturing workforce and the non-supervised sales force at Makati, Philippines, are unionized and covered by a collective bargaining agreement, which expires on December 31, 2010. In addition, several of our workforces in Europe have works council representation. We believe our employee relations are satisfactory.

Available Information

Our internet web site address is www.meadjohnson.com. On our web site, we make available, free of charge, our annual, quarterly and current reports, including amendments to such reports, as soon as reasonably practicable after we electronically file such material with, or furnish such material to, the U.S. Securities and Exchange Commission (SEC). Stockholders and other interested parties may request email notification of the posting of these documents through the section of our web site captioned "Investors."

Any materials we file with the SEC may be read and copied at the SEC's Public Reference Room at 100 F. Street, N.E., Washington, DC, 20549. Information on the operation of the Public Reference Room may be obtained by calling the SEC at 1-800-SEC-0330. The SEC maintains an Internet site at www.sec.gov that contains reports, proxy information statements and other information regarding issuers that file electronically with the SEC.

We incorporate herein by reference certain information from parts of our Proxy Statement for the 2010 Annual Meeting of Stockholders. The SEC allows us to disclose important information by referring to it in that manner. Please refer to such information. Our Proxy Statement for the 2010 Annual Meeting of Stockholders and 2009 Annual Report to Shareholders will be available on our website, www.meadjohnson.com, under the "Investors" caption on or about April 2, 2010.

The information on our website is not, and shall not be deemed to be, a part of this Annual Report on Form 10-K or incorporated into any other filings we make with the SEC.

Item 1A. RISK FACTORS

In addition to the other information in this Annual Repot on Form 10-K, any of the factors described below could significantly and negatively affect the our business, prospects, financial condition or operating results, which could cause the trading price of our common stock to decline.

Risks Relating to Our Business

Our success depends on sustaining the strength of our brands, particularly our Enfa family of brands.

The Enfa family of brands accounts for a significant portion of our net sales. The willingness of consumers to purchase our products depends upon our ability to offer attractive brand value propositions. This in turn depends in part on consumers attributing a higher value to our products than to alternatives. For example, in the United States, we face significant competition from the Similac brand of infant formula. If the difference in the value attributed to our products as compared to those of our competitors narrows, or if there is a perception of such a narrowing, consumers may choose not to buy our products. If we fail to promote and maintain the brand equity of our products across each of our markets, then consumer perception of our products' nutritional quality may be diminished and our business could be materially adversely affected. Our ability to maintain or improve our value propositions will impact whether these circumstances will result in decreased market share and profitability.

We may experience liabilities or negative effects on our reputation as a result of real or perceived quality issues, including product recalls, injuries or other claims.

Whether real or perceived, contamination, spoilage or other adulteration, product mislabeling or product tampering could require us to recall products. From time to time we have experienced recalls of our products. While such recalls have not been material to our business on a global level in the past, we cannot assure you that such material product recalls will not occur in the future. We may also be subject to liability if our products or operations violate or are alleged to violate applicable laws or regulations or in the event our products cause, or are alleged to cause, injury, illness or death.

Powder milk products are not sterile. A substantial portion of our products must be prepared and maintained according to label instruction to retain their flavor and nutritional value and avoid contamination or deterioration. Depending on the specific type of product, a risk of contamination or deterioration may exist at each stage of the production cycle, including the purchase and delivery of raw food materials, the processing and packaging of food products and upon use and handling by health care professionals, hospital personnel and consumers. In the event that certain of our products are found, or are alleged, to have suffered contamination or deterioration, whether or not such products were under our control, our brand reputation and business could be materially adversely affected.

Whether real or perceived, reports or allegations of inadequate product quality control with respect to other manufacturers of pediatric nutrition products also could adversely impact sales of our products. For example, in November 2008 and December 2008, the U.S. FDA released test results that identified extremely low trace levels of melamine and cyanuric acid in infant formula produced by U.S. manufacturers. The U.S. FDA has found no melamine in our products, and only a trace amount of cyanuric acid, which the U.S. FDA believes does not raise public health concerns, was found in a sampling of our products. Chinese authorities found significant levels of melamine in Chinese dairy used in certain infant formula products of other manufacturers, which led to the deaths of several infants in September 2008. We do not use dairy or protein-containing raw ingredients from China at any of our manufacturing sites and we have not been adversely impacted by these events in China thus far. In addition, although the U.S. FDA currently permits the use of bisphenol-A (BPA) in food packaging materials, including various products intended for use by infants and children, recent public reports and allegations regarding the potential health hazards of BPA could contribute to a perceived safety risk for such materials and adversely impact sales or otherwise disrupt our business. Moreover, certain states and

municipalities have either proposed or already passed legislation banning the use of BPA in certain infant products. If the U.S. FDA, other regulatory authorities or state legislatures were to follow the lead of these states and municipalities, the use of BPA could be entirely prohibited in the future. Events such as these may create a perception of contamination risk among consumers with respect to all products in our industry.

In addition, we advertise our products and could be the target of claims relating to false or deceptive advertising under foreign laws and U.S. federal and state laws, including the consumer protection statutes of some states. A significant product liability or other legal claim or judgment against us or a widespread product recall may negatively impact our profitability. Even if a product liability or consumer fraud claim is unsuccessful or is not merited or fully pursued, the negative publicity surrounding such assertions regarding our products or processes could materially adversely affect our reputation and brand image and therefore our business.

We are subject to numerous governmental regulations, and it can be costly to comply with these regulations. Changes in governmental regulations could harm our business.

As a producer of pediatric nutrition products, our activities are subject to extensive regulation by governmental authorities and international organizations, including rules and regulations with respect to the environment, employee health and safety, hygiene, quality control, advertising and tax laws. It can be costly to comply with these regulations and to develop compliant product processes. Our activities may also be subject to all kinds of barriers or sanctions imposed by countries or international organizations limiting international trade and increasingly dictating the specific content of our products and, with regard to the protection of consumer health and safety, limiting information and advertising about the health benefits of products that we market. In addition, regulatory changes or decisions that restrict the marketing, promotion and availability of our products, continued access to health care professionals, the ability to include genetically modified organisms in our products, as well as the manufacture and labeling of our products, could materially adversely affect our business. For example, regulations in the Philippines require governmental review of all advertisements for products intended for children under the age of two. In addition, certain consumer advocates, along with governmental agencies and non-governmental organizations, have lobbied against the marketing and sale of some pediatric nutrition products. These efforts could result in increased regulatory restrictions on our activities in the future. Our activities could be materially adversely affected by any significant changes in such regulations or their enforcement. Our ability to anticipate and comply with evolving global standards requires significant investment in monitoring the global regulatory environment and we may be unable to comply with changes in regulation restricting our ability to continue to operate our business or manufacture, market or sell our products.

Commodity price increases will increase our operating costs and may reduce our profitability.

Commodity prices impact our business directly through the cost of raw materials used to make our products (such as skim milk powder, lactose and whey protein concentrate), the cost of inputs used to manufacture and ship our products (such as crude oil and energy) and the amount we pay to produce or purchase packaging for our products (such as cans, pouches, cardboard and plastic). Commodities such as these are susceptible to price volatility caused by conditions outside of our control, including fluctuations in commodities markets, currency fluctuations, availability of supply, weather, consumer demand and changes in governmental agricultural programs. Dairy costs are the largest component of our cost of goods sold. Increases in the price of dairy and other raw materials would negatively impact our gross margins if we were unable able to offset such increases through increases in our selling price, changes in product mix or cost reduction/productivity enhancement efforts. The prices of these materials may continue to rise due to a general increase in commodities prices, especially for agricultural products. This would in turn affect the unit costs of products sold for our pediatric nutrition products. Although we monitor our exposure to commodity prices as an integral part of our overall risk management program, continued volatility in the prices of commodities we purchase could increase the costs of our products and we may experience lower profitability and be unable to maintain historical levels of productivity.

Our business is particularly vulnerable to commodity price increases in Asia, the fastest growing region in the pediatric nutrition industry. Commodity price increases in Asia could reduce our profits and limit our ability

to pursue our growth strategy in that region. We employ various purchasing and pricing contract techniques in an effort to minimize commodity price volatility. Generally, these techniques include incorporating clauses setting forth unit pricing that is based on an average commodity price over a corresponding period of time. If we fail to manage our commodity price exposure adequately, our business may be materially adversely affected.

Our profitability may suffer as a result of competition in our markets.

The pediatric nutrition industry is intensely competitive. Our primary competitors, including Nestlé S.A., Abbott Laboratories, Groupe Danone and Pfizer, have substantial financial, marketing and other resources. We compete against large global companies, as well as regional and local companies, in each of the regions in which we operate. In most product categories, we compete not only with other widely advertised branded products, but also with private label, store and economy brand products that are generally sold at lower prices. Competition in our product categories are based on the following factors:

- brand recognition and loyalty;
- product quality;
- effectiveness of marketing, promotional activity and the ability to identify and satisfy consumer preferences;
- product innovation;
- price; and
- distribution and availability of products.

From time to time, in order to protect our existing market share or capture increased market share, we may need to improve our brand recognition and product value proposition, and increase our spending on marketing, advertising and new product innovation. The success of marketing, advertising and new product innovation is subject to risks, including uncertainties about trade and consumer acceptance. We may also need to reduce prices for some of our products in order to respond to competitive and customer pressures and to maintain our market share. Competitive and customer pressures may restrict our ability to increase prices, including in response to commodity and other cost increases. Our business will suffer if profit margins decrease, either as a result of a reduction in prices or an increase in costs with an inability to increase prices proportionally.

Economic downturns could cause consumers to shift their purchases from our higher-priced premium products to lower-priced products, including private label or store brands, which could materially adversely affect our business.

The willingness of consumers to purchase premium brand pediatric nutrition products depends in part on local economic conditions. In periods of economic uncertainty, consumers may shift their purchases from our higher-priced premium products to lower-priced products, including private label and store brand products.

Turmoil in the financial markets could adversely affect our liquidity, cash flow and financial flexibility, as well as the demand for our products.

Turmoil in the financial markets has adversely affected economic activity and credit markets in the United States and other regions of the world in which we do business. This could have an adverse impact on our customers, distributors, suppliers, counterparties to certain financial instruments, financial service providers and other service providers.

Our operations face significant foreign currency exchange rate exposure that could materially negatively impact our operating results.

We hold assets, incur liabilities, earn revenue and pay expenses in a variety of currencies other than the U.S. dollar, primarily the Chinese renminbi, the Hong Kong dollar, the Philippine peso, the Mexican peso, the euro,

the Malaysian ringitt and the Canadian dollar. Because our financial statements are presented in U.S. dollars, we must translate our assets, liabilities, sales and expenses into U.S. dollars at the then-applicable exchange rates. Consequently, changes in the value of the U.S. dollar versus these other currencies may negatively affect the value of these items in our financial statements, even if their value has not changed in their original currency. While we attempt to mitigate some of this risk with hedging and other activities, our business will nevertheless remain subject to substantial foreign exchange risk from foreign currency translation exposures that we will not be able to manage through effective hedging or the use of other financial instruments.

The global nature of our business subjects us to additional business risks that could cause our sales and profitability to decline.

We operate our business and market our products internationally in more than 50 countries. For the years ended December 31, 2009, 2008, and 2007, 65%, 62%, and 56%, respectively, of our net sales were generated in countries outside of the United States. The risks associated with our operations outside of the United States include:

- multiple regulatory requirements that are subject to change and that could restrict our ability to manufacture, market or sell our products;
- inflation, recession, fluctuations in foreign currency exchange and interest rates and discriminatory fiscal policies;
- adverse tax consequences from the repatriation of cash;
- trade protection measures, including increased duties and taxes, and import or export licensing requirements;
- price controls;
- government health promotional programs intended to discourage the use of our products;
- differing local product preferences and product requirements;
- difficulty in establishing, staffing and managing operations;
- differing labor regulations;
- potentially negative consequences from changes in or interpretations of tax laws;
- political and economic instability;
- enforcement of remedies in various jurisdictions;
- changes in foreign medical reimbursement policies and programs; and
- diminished protection of intellectual property in some countries.

These and other risks could have a material adverse effect on our business.

Our global operations are subject to political and economic risks of developing countries, and special risks associated with doing business in corrupt environments.

We operate our business and market our products internationally in more than 50 countries, and we are focusing on increasing our sales and in some cases establishing new production facilities in regions, including Asia, Latin America, India and the Middle East, which are less developed, have less stability in legal systems and financial markets, and are generally recognized as potentially more corrupt business environments than the United States, and therefore present greater political, economic and operational risks. We have in place policies, procedures and certain ongoing training of employees with regard to business ethics and many key legal requirements, such as applicable anti-corruption laws, including the U.S. Foreign Corrupt Practices Act (FCPA), which make it illegal

for us to give anything of value to foreign officials in order to obtain or retain any business or other advantages; however, there can be no assurance that our employees will adhere to our code of business ethics or any other of our policies, applicable anti-corruption laws, including the FCPA, or other legal requirements. If we fail to enforce our policies and procedures properly or maintain adequate record-keeping and internal accounting practices to accurately record our transactions, we may be subject to regulatory sanctions. If we believe or have reason to believe that our employees have or may have violated applicable anti-corruption laws, including the FCPA, or other laws or regulations, we are required to investigate or have outside counsel investigate the relevant facts and circumstances, and if violations are found or suspected could face civil and criminal penalties, and significant costs for investigations, litigation, fees, settlements and judgments, which in turn could have a material adverse effect on our business.

Sales of our products are subject to changing consumer preferences, and our success depends upon our ability to predict, identify and interpret changes in consumer preferences and develop and offer new products rapidly enough to meet those changes.

Our success depends on our ability to predict, identify and interpret the tastes, dietary habits and nutritional needs of consumers and to offer products that appeal to those preferences. If we do not succeed in offering products that consumers want to buy, our sales and market share will decrease, resulting in reduced profitability. If we are unable to predict accurately which shifts in consumer preferences will be long lasting, or to introduce new and improved products to satisfy those preferences, our sales will decline. In addition, given the variety of cultures and backgrounds of consumers in our global consumer base, we must offer a sufficient array of products to satisfy the broad spectrum of consumer preferences. As such, we must be successful in developing innovative products across our product categories.

The consolidation of our retail customers may put pressures on our profitability.

Our retail customers, such as mass merchandisers, club stores, grocery stores, drug stores and convenience stores, have consolidated in recent years and consolidation is expected to continue throughout the United States, Europe and other major markets. This consolidation has produced large, sophisticated customers with increased buying power, which are more capable of operating with reduced inventories, resisting price increases and demanding lower pricing, increased promotional programs and specifically tailored products. These customers also may use shelf space currently used for our products for their private label or store brand products. Meeting demands from these customers may adversely affect our margins and, if we fail to effectively respond to these demands, our sales could decline, each of which could materially adversely affect our profitability.

We rely on third parties to provide us with materials and services in connection with the manufacturing and distribution of our products.

Unaffiliated third-party suppliers provide us with materials necessary for commercial production of our products, including certain key raw materials (such as dairy, agricultural oil and agricultural products) and primary packaging materials (such as cans). In particular, Martek Biosciences Corporation (Martek) provides us with most of the supply of DHA and ARA that we use in our products. We may be unable to manufacture our products in a timely manner, or at all, if any of our third-party suppliers, including Martek, should cease or interrupt production or otherwise fail to supply us or if the supply agreements are suspended, terminated or otherwise expire without renewal. If these suppliers are not able to supply us with the quantities of materials we need or if these suppliers are not able to provide services in the required time period, this could have a material adverse effect on our business. We also utilize third parties in several countries throughout the world to distribute our products. If any of our third-party distributors fail to distribute our products in a timely manner, or at all, or if our distribution agreements are suspended, terminated or otherwise expire without renewal, our profitability could be materially adversely affected.

The manufacture of many of our products is a highly exacting and complex process, and if we or one of our suppliers should encounter problems manufacturing products, our business could suffer.

The manufacture of many of our products is a highly exacting and complex process, in part due to strict regulatory requirements. Problems may arise during the manufacturing process for a variety of reasons, including equipment malfunction, failure to follow specific protocols and procedures, problems with raw materials, maintenance of our manufacturing environment, natural disasters, various contagious diseases and process safety issues. If problems arise during the production of a batch of product, that batch of product may have to be discarded. This could, among other things, lead to increased costs, lost sales, damage to customer relations, time and expenses being spent investigating the cause and, depending on the cause, similar losses with respect to other batches or products. If problems are not discovered before the affected product is released to the market, recall and product liability costs as well as reputational damage may also be incurred. To the extent that we or one of our suppliers experience significant manufacturing problems, this could have a material adverse effect on our business.

We may experience difficulties and delays inherent in the manufacturing and selling of our products.

We may experience difficulties and delays inherent in the manufacturing and selling of our products, such as: (1) seizure or recalls of products or forced closings of manufacturing plants; (2) the failure to obtain, the imposition of limitations on the use of, or loss of, patent, trademark or other intellectual property rights; (3) our failure, or the failure of any of our vendors or suppliers, to comply with current good manufacturing practices and other applicable regulations and quality assurance guidelines that could lead to temporary manufacturing shutdowns, product shortages and delays in product manufacturing; (4) construction delays related to the construction of new facilities or the expansion of existing facilities, including those intended to support future demand for our products; (5) other manufacturing or distribution problems, including changes in manufacturing production sites and limits to manufacturing capability due to regulatory requirements, changes in types of products produced or physical limitations that could impact continuous supply; (6) availability of raw materials; and (7) restrictions associated with the transportation of goods in and out of foreign countries.

If we fail to increase our production and manufacturing capacity, we will be unable to continue to grow and our ability to produce new products, expand within our existing markets and enter into new markets will be limited.

Global growth and demand for our products has increased the utilization of our production and manufacturing facilities, including manufacturing capacity provided by third-party manufacturers and packaging capacity with respect to our products. If we are unable to successfully expand our production and manufacturing capacity, we will be unable to continue our growth and expand within our existing markets or enter into additional geographic markets or new product categories. In addition, failure to successfully expand our production and manufacturing capacity will limit our ability to introduce and distribute new products, including our existing pipeline of innovations and product improvements, or otherwise take advantage of opportunities in new and existing markets. Further, increasing our production and manufacturing facilities requires significant investment and build times. Delays in increasing capacity could also limit our ability to continue our growth and materially adversely affect our business.

Disruption of our global supply chain could materially adversely affect our business.

Our ability to manufacture, distribute and sell products is critical to our success. Damage or disruption to raw material supplies or our manufacturing or distribution capabilities due to weather, natural disaster, fire, terrorism, strikes, various contagious diseases or other reasons could impair our ability to manufacture or sell our products. Failure to take adequate steps to mitigate the likelihood or potential impact of such events, or to effectively manage such events if they occur, particularly when a product is sourced from a single location, could materially adversely affect our business.

Changes in WIC, or our participation in it, could materially adversely affect our business.

Participation in WIC is an important part of our U.S. business based on the volume of infant formula sold under the program. As of December 31, 2009, we hold the contracts that supply approximately 41% of WIC births. As a result, our business strategy includes bidding for new WIC contracts and maintaining current WIC relationships. Our failure to win bids for new contracts pursuant to the WIC program or our inability to maintain current WIC relationships could have a material adverse effect on our business. In addition, any changes to how the WIC program is administered and any changes to the eligibility requirements and/or overall participation in the WIC program could also have a material adverse effect on our business.

Our business could be harmed by a failure of our information technology, administrative or outsourcing systems.

We rely on our information technology, administrative and outsourcing systems to effectively manage our business data, communications, supply chain, order entry and fulfillment and other business processes. We are in the process of transitioning, retiring or replacing all of our information technology, administrative and outsourced systems via transition services agreements over the next two years as we fully separate from BMS information technology systems and shared service functions. Difficulties or failure to implement our IT initiatives or the failure of our information technology, administrative or outsourcing systems to perform as we anticipate could disrupt our business and result in transaction errors, processing inefficiencies and the loss of sales and customers, causing our business to suffer. In addition, our information technology, administrative and outsourcing systems may be vulnerable to damage or interruption from circumstances beyond our control, including fire, natural disasters, systems failures, security breaches and viruses. Any such damage or interruption could have a material adverse effect on our business and prevent us from paying our suppliers or employees, receiving payments from our customers or performing other information technology, administrative or outsourcing services on a timely basis.

We may face difficulties as we expand our operations into countries in which we have no prior operating experience or as we expand our operations into new product categories.

We intend to continue to expand our global footprint in order to enter into new markets. This may involve expanding into countries other than those in which we currently operate. It may involve expanding into less developed countries, which may have less political, social or economic stability and less developed infrastructure and legal systems. We also intend to expand our product portfolio by adding new product categories. As we expand our business into new countries or product categories we may encounter regulatory, personnel, technological and other difficulties that increase our expenses or delay our ability to start up our operations or become profitable in such countries or product categories. This may affect our relationships with customers, suppliers and regulators and could have a material adverse effect on our business.

Resources devoted to research and development may not yield new products that achieve commercial success.

Our ability to develop new pediatric nutrition products depends on, among other factors, our ability to understand the composition and variation of breast milk. Analyzing breast milk requires significant investment in research and development and testing of new ingredients and new production processes. We devote significant resources to investment in research and development in order gain a deep understanding of the composite ingredients of breast milk. The research and development process is expensive, prolonged and entails considerable uncertainty. Development of a new product, from discovery through testing and registration to initial product launch, typically takes between five and seven years. Each of these periods varies considerably from product to product and country to country. Because of the complexities and uncertainties associated with research and development, products that we are currently developing may not complete the development process or obtain the regulatory approvals required for us to market such products successfully. In addition, new regulations or changes to existing regulations may have a negative effect on innovations in our pipeline, especially late-stage pipeline

products. The development of new products may take longer and cost more to develop and may be less successful than we currently anticipate as a result of:

- products that may appear promising in development but fail to reach market within the expected or optimal time frame, or fail to ever reach market, for any number of reasons, including efficacy and the difficulty or excessive cost to manufacture;
- failure to enter into or successfully implement optimal alliances where appropriate for the discovery and commercialization of products, or otherwise to maintain a consistent scope and variety of promising late-stage pipeline products; or
- failure of one or more of our products to achieve or maintain commercial viability.

We cannot assure you that any of our products currently in our development pipeline will be commercially successful.

We could incur substantial costs to comply with environmental, health and safety laws and regulations and to address violations of or liabilities under these requirements.

Our facilities and operations are subject to various environmental, health and safety laws and regulations in each of the jurisdictions in which we operate. Among other things, these requirements regulate the emission or discharge of materials into the environment, the use, management, treatment, storage and disposal of solid and hazardous substances and wastes, the control of combustible dust, the reduction of noise emissions and fire and explosion risks, the cleanup of contamination and the prevention of workplace exposures and injuries. Pollution controls and various permits and programs are required for many of our operations. We could incur or be subject to, among other things, substantial costs (including civil or criminal fines or penalties or clean-up costs), third party damage claims, requirements to install additional pollution control or safety control equipment and/or permit revocations in the event of violations by us of environmental, health, and safety requirements applicable to our facilities and operations or our failure to obtain, develop or comply with required environmental permits or programs.

In addition, most of our facilities have a history of industrial operations, and contaminants have been detected at some of our facilities. We also have been named as a potentially responsible party with respect to three Superfund or state sites. We can be held responsible, in some cases without regard to knowledge, fault, or ownership at the time of the release, for the costs of investigating or remediating contamination of any real property we or our predecessors ever owned, operated, or used as a waste disposal site. In addition, we can be required to compensate public authorities or private owners for damages to natural resources or other real property, or to restore those properties, in the event of off-site migration of contamination. Changes in, or new interpretations of, existing laws, regulations or enforcement policies, could also cause us to incur additional or unexpected costs to achieve or maintain compliance. The assertion of claims relating to on- or off-site contamination, the discovery of previously unknown environmental liabilities or the imposition of unanticipated investigation or cleanup obligations, could result in potentially significant expenditures to address contamination or resolve claims or liabilities. Such costs and expenditures could have a material adverse effect on our business, financial condition or results of operations.

We may not be able to adequately protect our intellectual property rights.

Given the importance of brand recognition to our business, we have invested considerable effort in seeking trademark protection for our core brands, including the Enfa family of brands. However, we cannot be certain that the steps we have taken will be sufficient to protect our intellectual property rights in our brands adequately or that third parties will not infringe upon or misappropriate any such rights. Our trademark registrations and applications can potentially be challenged and cancelled or narrowed. Moreover, some of the countries in which we operate offer less protection for these rights, and may subject these rights to higher risks, than is the case in Europe or North America. In addition, it is costly to litigate in order to protect any of our intellectual property

rights. If we are unable to prevent third parties from infringing or misappropriating these rights in our core products or brands, including our Enfa family of brands, our future financial condition and our ability to develop our business could be materially adversely affected.

Other companies have from time to time taken, and may in the future take, actions that we believe violate our intellectual property rights and we may decide to enforce (and in some cases are currently enforcing) those rights against such actions. Uncertainties inherent in such litigation make the outcome and associated costs difficult to predict. If unsuccessful, the legal actions could result in the invalidation of some of our intellectual property rights, which could materially adversely affect our business.

We rely on a combination of security measures, confidentiality policies, contractual arrangements and trade secret laws to protect our proprietary formulae and other valuable trade secrets. We also rely on patent, copyright and trademark laws to further protect our intellectual property rights. We cannot, however, be certain that the steps we take will prevent the development and marketing of similar, competing products and services by third parties. Our existing patents and any future patents that we obtain may not be sufficiently broad to protect us against third parties with similar products or to provide us with a competitive advantage. Moreover, our patents can potentially be challenged and narrowed or invalidated. Trade secrets are difficult to protect, and despite our efforts may become known to competitors or independently discovered. The confidentiality agreements we rely on with our employees, customers, contractors and others may be breached, and we may not have adequate remedies for such breach. Failure to adequately protect our valuable intellectual property from being infringed or misappropriated could materially adversely affect our business.

Our sales and marketing practices may be challenged by consumers and competitors, which could harm our business.

We participate in a variety of marketing activities, including print and television advertising, direct mail, online/internet and promotional programs. We work with external agencies to create strong marketing campaigns for health care professionals, retail sales organizations and consumers. Although our marketing is evidence-based and emphasizes our superior nutritional science, consumers and competitors may challenge, and have challenged, certain of our practices by claiming, among other things, false and misleading advertising with respect to advertising for certain of our products. Such challenges could result in our having to pay monetary damages or limit our ability to maintain current sales and marketing practices.

Although we cannot predict with certainty the ultimate resolution of such lawsuits, investigations and claims asserted against us, we do not believe any currently pending legal proceeding to which we are a party would have a material adverse effect on our business or financial condition, although an unfavorable outcome in excess of amounts recognized as of December 31, 2009, with respect to one or more of these proceedings could have a material adverse effect on our results of operations for the periods in which a loss would be recognized.

We may be required to defend ourselves against intellectual property claims from third parties, which could harm our business.

Regardless of merit, there are third-party patents that may cover our products. Third parties may obtain patents in the future and claim that use of our technologies infringes upon these patents. If a third party asserts that our products or services are infringing upon its intellectual property, these claims could cause us to incur significant expenses and, if successfully asserted against us, could require that we pay substantial damages and/or prevent us from selling our products. Even if we were to prevail against such claims, any litigation regarding intellectual property could be costly and time-consuming and could divert the attention of our management and key personnel from our business operations. Furthermore, as a result of an intellectual property challenge, we may find it necessary to enter into royalty licenses or other costly agreements, and we may not be able to obtain such agreements at all or on terms acceptable to us.

Increases in costs of current and post-retirement benefits may reduce our profitability.

With approximately 5,600 employees, our profitability is substantially affected by costs of current and post retirement medical and other employee benefits. These costs can vary substantially as a result of changes in health care costs, volatility in investment returns on pension plan assets and changes in discount rates used to calculate related liabilities. These factors may put upward pressure on the cost of providing medical and other benefits. We can provide no assurance that we will succeed in limiting future cost increases, and upward pressure would reduce our profitability.

Labor disputes may cause work stoppages, strikes and disruptions.

The manufacturing workforce at Delicias, Mexico is unionized and covered by a collective bargaining agreement with an annual negotiation process with the union. We completed a salary renegotiation with the union in Delicias on March 31, 2009, and the contract is subject to a comprehensive renegotiation March 31, 2010. The manufacturing workforce and non-supervised sales force in Makati, Philippines are unionized and covered by a collective bargaining agreement, which expires on December 31, 2010. In addition, several of our workforces in Europe have works council representation. As a result, any labor disputes, including work stoppages, strikes and disruptions, could have a material adverse impact on our business.

Our success depends on attracting and retaining qualified personnel in a competitive environment.

Our business strategy and future success depends, in part, on our ability to attract, hire and retain highly-skilled managerial, professional service, sales, development, marketing, finance, accounting, administrative, information technology, science, research and infrastructure-related personnel in a competitive environment, who are critical to our business functions. The market for highly-skilled employees is competitive in the labor markets in which we operate. Our business could be materially adversely affected if we are unable to retain key employees or recruit qualified personnel in a timely fashion, or if we are required to incur unexpected increases in compensation costs to retain key employees or meet our hiring goals. If we are not able to retain and attract the personnel that we require, or we are not able to do so on a cost-effective basis, it could be more difficult for us to sell and develop our products and services and execute our business strategy.

We derive a significant percentage of our sales from one customer. The loss of this customer could materially adversely affect our financial performance.

Our products are sold principally to the wholesale and retail trade, both nationally and internationally, and sales from one customer, Wal-Mart, accounted for approximately 12% of our gross sales for the year ended December 31, 2009. If this customer ceases doing business with us or if we encounter any difficulties in our relationship with Wal-Mart, our business could be materially adversely affected.

An adverse change in favorable demographic and economic trends as well as a change in scientific opinion regarding our products in any of our largest markets could materially adversely affect our business and reduce our profitability.

Our growth plan relies on favorable demographic and economic trends in various markets, including: (1) rising incomes in emerging markets, (2) increasing number of working mothers and (3) increasing consumer spending on health care and wellness worldwide. If these demographic trends change in an adverse way, our business could be materially adversely affected. In addition, an adverse change in scientific opinion regarding our products, such as the health benefits of DHA and ARA, could materially adversely affect our business.

We have substantial debt, which could materially adversely affect our business and our ability to meet our obligations.

We had total indebtedness of $1,604.9 million as of December 31, 2009. See "Item 8. Financial Statements—Note 13. Short-Term Borrowings and Long-Term Debt" and "Item. 7. Management's Discussion and Analysis of

Financial Condition and Results of Operations—Financial Position, Liquidity and Capital Resources—Short-Term Borrowings and Long-Term Debt."

This amount of debt could have important consequences to us and our investors, including:

- requiring a substantial portion of our cash flow from operations to make payments on this debt;
- requiring us to repay the full amount of our debt upon a change of control triggering event;
- making it more difficult to satisfy other obligations;
- increasing the risk of future credit rating downgrades of our debt, which could increase future debt costs;
- increasing our vulnerability to general adverse economic and industry conditions;
- reducing the cash flow available to fund capital expenditures and other corporate purposes and to grow our business;
- limiting our flexibility in planning for, or reacting to, changes in our business and industry;
- placing us at a competitive disadvantage to our competitors that may not be as leveraged as we are;
- limiting our ability to borrow additional funds as needed or take advantage of business opportunities as they arise; and
- limiting our ability to pay cash dividends or repurchase common stock.

To the extent we become more leveraged, the risks described above could increase. In addition, our actual cash requirements in the future may be greater than expected. Our cash flow from operations may not be sufficient to repay at maturity all of the outstanding debt as it becomes due, and we may not be able to borrow money, sell assets or otherwise raise funds on acceptable terms, or at all, to refinance our debt.

In order to achieve a desired proportion of variable versus fixed rate debt, we have entered into interest rate swap agreements. Developing an effective strategy for dealing with risks from movements in interest rates is complex, and no strategy can completely insulate us from risks associated with such fluctuations. In addition, we are exposed to counterparty credit risk for nonperformance and, in the event of nonperformance, to market risk for changes in interest rates. Finally, our interest rate risk management activities could expose us to substantial losses if interest rates move materially differently from our expectations. As a result, our economic hedging activities may not effectively manage our interest rate sensitivity or have the desired beneficial impact on our financial condition or results of operations. Further discussion of our hedging of interest rate risk is included in "Item 7A. Quantitative and Qualitative Disclosures About Market Risk."

We could evaluate acquisitions, joint ventures and other strategic initiatives, any of which could distract our management or otherwise have a negative effect on our sales, costs and stock price.

Our future success may depend on opportunities to buy or obtain rights to other businesses or technologies that could complement, enhance or expand our current business or products or that might otherwise offer us growth opportunities. We could evaluate potential mergers, acquisitions, joint venture investments, strategic initiatives, alliances, vertical integration opportunities and divestitures. If we attempt to engage in these transactions, we expose ourselves to various inherent risks, including:

- accurately assessing the value, future growth potential, strengths, weaknesses, contingent and other liabilities and potential profitability of acquisition candidates;
- the potential loss of key personnel of an acquired or combined business;
- our ability to achieve projected economic and operating synergies;

- difficulties successfully integrating, operating, maintaining and managing newly-acquired operations or employees;
- difficulties maintaining uniform standards, controls, procedures and policies;
- unanticipated changes in business and economic conditions affecting an acquired business;
- the possibility we could incur impairment charges if an acquired business performs below expectations; and
- the diversion of our management's attention from our existing business to integrate the operations and personnel of the acquired or combined business or implement the strategic initiative.

If any of the foregoing risks materializes, our results of operations and the results of the proposed transactions would likely differ from ours, and market expectations, and our stock price could, accordingly, decline. In addition, we may not be able to complete desirable transactions, for reasons including a failure to secure financing.

We depend on cash flows generated by our subsidiaries, and a failure to receive distributions from our subsidiaries may result in our inability to meet our financial obligations, or to pay dividends.

We are a holding company with no material assets other than the equity interests of our subsidiaries and certain intellectual property. Our subsidiaries conduct substantially all of our operations and own substantially all of our assets and intellectual property. Consequently, our cash flow and our ability to meet our obligations and pay dividends to our stockholders depends upon the cash flow of our subsidiaries and the payment of funds by our subsidiaries to us in the form of dividends, tax sharing payments or otherwise. There are a number of other factors that could affect our ability to pay dividends, including the following:

- lack of availability of cash to pay dividends due to changes in our operating cash flow, capital expenditure requirements, working capital requirements and other cash needs;
- unexpected or increased operating or other expenses or changes in the timing thereof;
- restrictions under Delaware law or other applicable law on the amount of dividends that we may pay;
- a decision by our board of directors to modify or revoke its policy to pay dividends; and
- the other risks described in this "Risk Factors" section.

Each of our subsidiaries is a distinct legal entity and its ability to make any payments will depend on its earnings, the terms of its indebtedness and legal restrictions. While no restrictions currently exist, under certain circumstances, legal restrictions may limit our ability to obtain cash from our subsidiaries and our subsidiaries may not be able to, or be permitted to, make distributions to us in the future. In the event that we do not receive distributions from our subsidiaries, we may be unable to meet our financial obligations.

Risks Related to Our Relationship with Our Former Parent, BMS

The transitional services that BMS provides to us may not be sufficient to meet our needs, and we may have difficulty finding replacement services or be required to pay increased costs to replace these services after our transitional services agreement with BMS expires.

Historically, BMS has provided us with significant corporate and shared services related to corporate functions such as executive oversight, risk management, information technology, accounting, audit, legal, investor relations, human resources, tax, treasury, procurement, pensions and post retirement, stock based compensation and other services. For a limited time, BMS will continue to provide information technology and certain other services on a transitional basis for a fee. The terms of these services and amounts to be paid by us to BMS are provided in the transitional services agreement described in "Item 8. Financial Statements—Note 4. Activities

With Former Parent, BMS" and "Item 13. Certain Relationships and Related Transactions, and Director Independence." While these services are being provided to us by BMS, our operational flexibility to modify or implement changes with respect to such services or the amounts we pay for them are limited. After the expiration of the transitional services agreement, we may not be able to replace these services or enter into appropriate third-party agreements on terms and conditions, including cost, comparable to those that we receive from BMS under the transitional services agreement. Although we intend to replace portions of the services currently provided by BMS, we may encounter difficulties replacing certain services or be unable to negotiate pricing or other terms as favorable as those we currently have in effect. In addition, we have historically received informal support from BMS, which may not be addressed in the transitional services agreement that we have entered into with BMS. This informal support ceased following our split-off from BMS.

As a completely independent public company, we no longer have access to the resources of BMS, and we may experience increased costs resulting from decreased purchasing power.

We have benefited from BMS's financial strength and numerous significant business relationships and have been able to take advantage of BMS's size and purchasing power in procuring goods, services and technology. We have drawn on these resources in developing our own contacts and relationships. Following our split-off from BMS, we no longer are able to rely on BMS's resources and contacts. As a completely independent public company, we may be unable to obtain goods, services and technology at prices and on terms as favorable as those that we obtained prior to our split-off from BMS and, as a result, our profitability could be materially adversely affected.

Restrictions in connection with the tax treatment of our split-off from BMS could adversely affect us.

In connection with our split-off from BMS, BMS and its counsel have relied on certain assumptions and representations as to factual matters from us, as well as certain covenants by us regarding the future conduct of our business and other matters, the incorrectness or violation of which could affect the qualification for non-recognition of gain and loss of our split-off from BMS. In addition, current tax law generally creates a presumption that the split-off would be taxable to BMS, but not to its stockholders, if we or our stockholders were to engage in transactions that result in a 50% or greater change in our stock ownership during the four-year period beginning two years before the split-off, unless it is established that the split-off was not part of a plan or series of related transactions to effect such a change in ownership.

As a consequence of the foregoing, BMS and we agreed to certain tax-related restrictions set forth in the Amended and Restated Tax Matters Agreement referred to herein, under which we agreed generally:

- for two years following the completion of the split-off, not to engage in any of the following actions unless we provide BMS with an opinion of counsel acceptable to BMS or BMS receives a private letter ruling, in each case to the effect that such actions will not cause our split-off from BMS to fail to qualify for non-recognition of gain and loss;
- cause or allow us to cease to be engaged in our current business as an active business;
- take any action that could cause the conversion of Mead Johnson & Company (from a Delaware corporation to a Delaware limited liability company) to fail to qualify as a complete liquidation under Section 332 of the Internal Revenue Code by reason of the "liquidation-reincorporation" doctrine;
- liquidate or partially liquidate, by way of a merger, conversion or otherwise;
- sell or transfer 50% or more of our assets;
- engage in certain stock redemptions or repurchases;
- enter into or permit certain transactions or series of related transactions (or agreements or understandings to enter into such transactions) as a result of which one or more persons would directly or indirectly acquire 40% or more of our total value or total voting power; and

- for 30 months following the qualification for non-recognition of gain and loss of our split-off from BMS, if we propose to enter into or permit certain transactions or series of related transactions as a result of which one or more persons would directly or indirectly acquire 10% or more of our total value or total voting power, to undertake in good faith to provide written notice to BMS, including an explanation as to why such transactions do not cause our split-off from BMS to fail to qualify for non-recognition of gain and loss.

If our split-off from BMS fails to qualify for non-recognition of gain and loss, we may in certain circumstances be required to indemnify BMS for any resulting taxes and related expenses, and we believe that the payment if required could have a material adverse effect on our financial condition and results of operations.

BMS and we agreed to certain tax-related indemnities set forth in the Amended and Restated Tax Matters Agreement referred to herein. We agreed, generally, to indemnify BMS for taxes and certain related expenses resulting from the failure of our split-off from BMS to qualify for non-recognition of gain and loss to the extent attributable to (i) the failure of any of our representations to be true or the breach by us of any of our covenants, (ii) the application of Section 355(e) or Section 355(f) of the Internal Revenue Code to any acquisition of our stock or assets or any of our affiliates or (iii) certain other acts or omissions by us or our affiliates. To the extent we become obligated to make an indemnification payment under the Amended and Restated Tax Matters Agreement, we believe that the payment could have a material adverse effect on our financial condition and results of operations.

Risks Related to Our Common Stock

Future issuances of our common stock may depress the price of our common stock.

The market price of our common stock could decline significantly as a result of issuances of a large number of shares of our common stock in the market. The perception that these issuances might occur could depress the market price. The amount of shares of our common stock issued in connection with an investment or acquisition could constitute a material portion of our common stock, resulting in dilution to our stockholders. These issuances, or the possibility that these issuances may occur, also might make it more difficult for us to sell equity securities in the future at a time and at a price that we deem appropriate, for example, we may issue common stock in connection with investments or acquisitions.

Our failure to successfully execute our growth strategy could adversely affect our business and results of operations and cause our stock price to decline.

Our continued success in part depends on our ability to successfully execute our growth strategy. We intend to grow our business profitably through several strategic initiatives, including geographic and category expansion and productivity savings. There can be no assurance that we will be successful in achieving our strategic plan. If we fail to fully implement any material part of our strategic initiatives, or if we achieve these initiatives and they fail to yield the expected benefits, there could be an adverse affect on our business and results of operations. Any such adverse affect on our business and results of operations could result in a decline in the price of our common stock.

Anti-takeover provisions in our charter documents could discourage, delay or prevent a change of control of our company and may result in an entrenchment of management and diminish the value of our common stock.

Several provisions of our certificate of incorporation and by-laws could make it difficult for our stockholders to change the composition of our board of directors, preventing them from changing the composition of management. In addition, the same provisions may discourage, delay or prevent a merger or acquisition that our stockholders may consider favorable.

These provisions include:

- authorizing our board of directors to issue "blank check" preferred shares without stockholder approval;
- prohibiting cumulative voting in the election of directors;
- prohibiting shareholder action by written consent;
- limiting the persons who may call special meetings of stockholders; and
- establishing advance notice requirements for nominations for election to our board of directors or for proposing matters that can be acted on by stockholders at stockholder meetings.

Additionally, effective January 7, 2010, we became subject to Section 203 of the Delaware General Corporation Law, which generally prohibits a Delaware corporation from engaging in any of a broad range of business combinations with any interested stockholder for a period of three years following the date on which the stockholder became an interested stockholder. Any person or group that became an interested stockholder prior to our becoming subject to Section 203 will not be subject to the restrictions of Section 203.

These anti-takeover provisions could substantially impede the ability of our common stockholders to benefit from a change of control and, as a result, could materially adversely affect the market price of our common stock and our stockholders' ability to realize any potential change-in-control premium.

If securities or industry analysts do not publish research or reports about us or our business, if they adversely change their recommendations regarding our securities or if our operating results do not meet their expectations, our stock price could decline.

The trading market for common stock is influenced by the research and reports that industry or securities analysts publish about us or our business. If one or more of these analysts cease coverage of us or fail to publish reports on us regularly, we could lose visibility in the financial markets, which in turn could cause our stock price or trading volume to decline. Moreover, if one or more of the analysts who cover us downgrades our stock or if our operating results do not meet their expectations, our stock price could decline.

Item 1B. UNRESOLVED STAFF COMMENTS

None.

Item 2. PROPERTIES

Our corporate headquarters are located in Glenview, Illinois, where we lease office space. We maintain our global supply chain and R&D headquarters in Evansville, Indiana, where we own office, operations and laboratory buildings comprising approximately 700,000 square feet. We also own or operate seven manufacturing facilities located in the following cities: Chonburi, Thailand; Delicias, Chihuahua, Mexico; Evansville, Indiana; Guangzhou, China; Makati, Philippines; Nijmegen, Netherlands; and Zeeland, Michigan. For additional information related to our seven manufacturing facilities around the world, see "Item 1. Business—Global Supply Chain." We lease the vast majority of our other properties worldwide. In addition, in the fall of 2008, we entered into a manufacturing arrangement that gives us access to 57,400 square foot of manufacturing space in Tatura, Australia.

Our in-house powder manufacturing facilities are located in the United States, Mexico, the Netherlands, China, the Philippines and Thailand.

The following table illustrates our global manufacturing locations, the approximate square footage of the facilities and the reportable segment served by such locations:

Location	Square Feet	Business Segment Served
Zeeland, Michigan, United States	512,000	All segments
Evansville, Indiana, United States	280,000	All segments
Nijmegen, Netherlands	102,000	All segments
Delicias, Mexico[1]	173,000	Asia/Latin America
Chonburi, Thailand	125,000	Asia/Latin America
Guangzhou, China	100,000	Asia/Latin America
Makati, Philippines	96,000	Asia/Latin America

(1) In December 2009, we purchased the Delicias, Mexico, facility from BMS, and terminated our lease. For a description of the transaction, see "Item 8. Financial Statements—Note 4. Activities With Former Parent, BMS" and "Item 13. Certain Relationships and Related Transactions, and Director Independence."

Item 3. LEGAL PROCEEDINGS

In the ordinary course of business, we are subject to lawsuits, investigations, government inquiries and claims, including, but not limited to, product liability claims, advertising disputes and inquiries, consumer fraud suits, other commercial disputes, premises claims and employment and environmental, health and safety matters.

Our facilities and operations are subject to various environmental, health and safety laws and regulations in each of the jurisdictions in which we operate. Among other things, these requirements regulate the emission or discharge of materials into the environment, the use, management, treatment, storage and disposal of solid and hazardous substances and wastes, the control of combustible dust, the reduction of noise emissions and fire and explosion risks, the cleanup of contamination and the prevention of workplace exposures and injuries. Pollution controls and various permits and programs are required for many of our operations. Each of our global manufacturing facilities undergoes periodic internal audits relating to environmental, health, and safety requirements and we incur operating and capital costs to improve our facilities or maintain compliance with applicable requirements on an ongoing basis.

From time to time, we may be responsible under various state, federal and foreign laws, including CERCLA, for certain costs of investigating and/or remediating contamination at our current or former sites, and/or at waste disposal or reprocessing facilities operated by third parties. Liability under CERCLA and analogous state or foreign laws may be imposed without regard to knowledge, fault, or ownership at the time of the disposal or release. Most of our facilities have a history of industrial operations, and contaminants have been detected at some of our facilities. We also have been named as a "potentially responsible party", or are involved in investigation and remediation, at three third-party disposal sites. As of December 31, 2009, management believes that those future site costs which were probable and reasonably estimable, as well as any related accruals, are not material.

We are also occasionally a party to environmental proceedings and other matters. For example, in 2004, the U.S. Environmental Protection Agency (EPA) sent us a request for information regarding compliance with regulations governing the prevention, service and repair of leaks in refrigeration equipment containing ozone depleting substances (ODS) at our facility in Evansville, Indiana. After responding to the EPA's request and conducting a voluntary corporate-wide audit of all of its facilities, BMS identified potential violations of ODS requirements at several facilities, including two potential administrative violations of ODS requirements at our Zeeland, Michigan facility. In July 2008, BMS (acting on behalf of BMS and us) and the EPA entered into a proposed consent decree. Under the final consent decree, BMS was required to retire or retrofit by July 2009 certain industrial refrigeration equipment at five facilities, including Evansville, Indiana and pay $100,000 in civil penalties, a de minimis portion of which was attributable to us and was paid by BMS. We believe that we do not have any material obligations remaining under the consent decree.

We are not aware of any pending environmental, health or safety-related litigation or significant environmental, health or safety-related financial obligations or liabilities arising from current or former operations or properties that are likely to have a material adverse impact on our business, financial position or results of operations. Liabilities or obligations, which could require us to make significant expenditures, could arise in the future, however, as the result of, among other things, changes in, or new interpretations of, existing laws, regulations or enforcement policies, claims relating to on- or off-site contamination, or the imposition of unanticipated investigation or cleanup obligations.

Significant litigation matters of which we are a party are as follows:

On April 27, 2009, PBM Products, LLC (PBM), a manufacturer and distributor of store brand infant formulas and nutritionals, filed a complaint against Mead Johnson & Company, our subsidiary, in U.S. District Court (Eastern District of Virginia), alleging, among other things, false and misleading advertising with respect to certain Enfamil LIPIL infant formula advertising. On November 10, 2009, a jury rendered a verdict in favor of PBM in the amount of $13.5 million. On December 2, 2009, the Court entered a judgment against us in the amount of the jury verdict and ordered limited injunctive relief with respect to the advertisement at issue. The Court's judgment is currently stayed pending several motions filed by the parties which could impact both the amount of the award and the scope of injunctive relief. We will evaluate our options for appeal upon finalization of the Court's judgment.

Four purported consumer class action suits seeking to take advantage of the PBM matter described above have also been filed and served on us. Each of these cases cites the PBM complaint as support for allegations that certain false and misleading advertising of Enfamil LIPIL infant formula has resulted in financial injury to consumers. We deny all allegations and will defend these cases.

We record accruals for such contingencies when it is probable that a liability will be incurred and the loss can be reasonably estimated. Although we cannot predict with certainty the ultimate resolution of these or other lawsuits, investigations and claims asserted against it, we do not believe any currently pending legal proceeding to which we are a party will have a material adverse effect on our business or financial condition, although an unfavorable outcome in excess of amounts recognized as of December 31, 2009, with respect to one or more of these proceedings could have a material adverse effect on our results of operations for the periods in which a loss is recognized.

Item 4. SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

In connection with our split-off from BMS, we amended our certificate of incorporation pursuant to an action by written consent of BMS, as our then majority shareholder, which consent was given on December 17, 2009. Effective January 7, 2010, our certificate of incorporation was amended and restated.

PART IA

Our Executive Officers

Set forth below is information concerning our executive officers as of February 16, 2010.

Name	Age	Position(s)
Stephen W. Golsby	55	President, Chief Executive Officer and Director
Peter G. Leemputte	52	Senior Vice President and Chief Financial Officer
Charles M. Urbain	55	President, Asia and Europe
Peter Kasper Jakobsen	47	President, Americas
Dirk Hondmann	46	Senior Vice President, Global Research and Development
James Jeffrey Jobe	50	Senior Vice President, Global Supply Chain
William C. P'Pool	44	Senior Vice President, General Counsel and Secretary
Lynn H. Clark	52	Senior Vice President, Human Resources
Stanley D. Burhans	44	Vice President and Controller

Backgrounds of Our Executive Officers

Set forth below is information concerning our current executive officers identified above. Our executive officers were appointed in January 2009 to serve in their current roles. Each executive officer is appointed for such term as may be prescribed by the board of directors and until a successor has been chosen and qualified or until such officer's death, resignation or removal.

Stephen W. Golsby. Mr. Golsby, our President, Chief Executive Officer and one of our directors, has been continuously employed by Mead Johnson since October 1997 in various capacities. Before assuming his current role, Mr. Golsby had served as President of Mead Johnson since January 2004. He served as President, International of Mead Johnson from 2001 until 2003.

Peter G. Leemputte. Mr. Leemputte, our Senior Vice President and Chief Financial Officer since September 2008, served as Senior Vice President and Chief Financial Officer of Brunswick Corporation, a manufacturer of recreation and leisure-time products, from August 2003 to September 2008. Mr. Leemputte is a director of Beazer Homes USA, Inc. and serves on the National Council of the Washington University (St. Louis) School of Engineering and Applied Sciences.

Charles M. Urbain. Mr. Urbain, our President, Asia and Europe, has been continuously employed by Mead Johnson since January 1996 in various capacities. Most recently, he has served as Senior Vice President, North America, Latin America and Europe of Mead Johnson since June 2008. Mr. Urbain served as Senior Vice President, North America and Europe from June 2007 to June 2008. From January 2004 to June 2007, Mr. Urbain served as Senior Vice President, International of Mead Johnson and from January 2001 to January 2004, he served as Senior Vice President, Latin America, Canada and Europe of Mead Johnson.

Peter Kasper Jakobsen. Mr. Jakobsen, our President, Americas, has served as Senior Vice President, Asia Pacific of Mead Johnson since October 2006 and has been continuously employed by Mead Johnson since March 1998 in various capacities. From February 2004 to October 2006, Mr. Jakobsen served as Vice President, South Asia of Mead Johnson and from June 2001 to June 2004 he served as General Manager, Philippines of Mead Johnson.

Dirk Hondmann. Mr. Hondmann, our Senior Vice President, Global Research and Development, has held this position since joining Mead Johnson in October 2005. From October 2002 to October 2005, Mr. Hondmann served as Vice President, Research and Development of Slimfast, an affiliate of the Unilever Group, an international manufacturer of food, home care, and personal care products. Mr. Hondmann serves as a member of the Board of Trustees of Evansville Day School.

James Jeffrey Jobe. Mr. Jobe, our Senior Vice President, Global Supply Chain, a position he has held with Mead Johnson since November 2005, has been continuously employed by Mead Johnson since 1988. From May 2003 to November 2005, Mr. Jobe served as Senior Director, North America Supply Chain of Mead Johnson.

William C. P'Pool. Mr. P'Pool, our Senior Vice President, General Counsel and Secretary, has been continuously employed by Mead Johnson or BMS since June 2004 in various capacities. Before assuming his current position, Mr. P'Pool served as Vice President and Senior Counsel for Mead Johnson from May 2005 to December 2008 and from June 2004 to May 2005, he served as Counsel for Mead Johnson. From May 2001 to June 2004, Mr. P'Pool served as Senior Counsel and Director, Legal Services at Yum! Brands, Inc., a large operator and franchiser of restaurant companies.

Lynn H. Clark. Ms. Clark, our Senior Vice President, Human Resources, has been continuously employed by BMS or Mead Johnson since March 2001 in various capacities. Ms. Clark served as Vice President, Human Resources, Health Care Group of BMS from September 2005 to September 2008. From June 2004 to September 2005, Ms. Clark served as Vice President, Human Resources, Americas of BMS and from September 2002 to June 2004, she served as Vice President, Human Resources, ConvaTec, a division of BMS.

Stanley D. Burhans. Mr. Burhans, our Vice President and Controller, has been continuously employed by Mead Johnson or BMS since 1992 in various capacities. Before assuming his current position, Mr. Burhans served as Vice President, Finance of Mead Johnson since February 2006. From July 2005 to February 2006, Mr. Burhans served as Senior Director, International Finance of Mead Johnson and from June 2003 to July 2005, he served as Senior Director, U.S. Finance of Mead Johnson.

Involvement in Certain Legal Proceedings

Mr. Leemputte, our Senior Vice President and Chief Financial Officer, currently serves as a director of Beazer Homes and as the chairman of its audit committee. As previously disclosed, Mr. Leemputte was a named defendant in a derivative shareholder lawsuit, which also named Beazer Homes as a nominal defendant and alleged, among other things, that the defendants violated state and federal laws, including violations of the Securities Exchange Act of 1934. The parties reached an agreement to settle the lawsuit. The settlement agreement was approved by the Court on February 17, 2010, and the derivative action was dismissed with prejudice.

PART II

Item 5. MARKET FOR REGISTRANT'S COMMON STOCK, RELATED STOCKHOLDER MATTERS, AND ISSUER PURCHASES OF EQUITY SECURITIES

Market Prices and Dividend Information

Mead Johnson Nutrition Company common stock is traded on the New York Stock Exchange (NYSE) under the symbol "MJN". The following table describes the per share range of high and low sales prices, as reported by the NYSE, for shares of our common stock and dividends declared per share of our common stock for the quarterly periods indicated. Shares of our common stock commenced trading on the NYSE on February 11, 2009.

	Market Price for MJN Common Stock		Dividends Declared Per Share
	High	Low	
2009			
First Quarter	$ 29.85	$ 25.90	—
Second Quarter	33.76	25.72	$ 0.30[(1)]
Third Quarter	50.35	31.51	$ 0.20
Fourth Quarter	47.75	39.55	$ 0.20

(1) On June 23, 2009, our board of directors declared a dividend of $0.20 per share for the quarter ending June 30, 2009, and a $0.10 per share dividend prorated for the period from settlement of our IPO through March 31, 2009.

Holders of Common Stock

The number of record holders of common stock at December 31, 2009, was 1,793. The number of record holders is based upon the actual number of holders registered on our books at such date and does not include holders of shares held in "street name" or persons, partnerships, associations, corporations or other entities identified in security position listings maintained by depository trust companies.

Voting Securities and Principal Holders

Reference is made to the 2010 Proxy Statement to be filed on or about April 2, 2010, with respect to voting securities and principal holders, which is incorporated herein by reference and made a part hereof in response to the information required by this Item 5.

Unregistered Sales of Equity Securities and Use of Proceeds

None.

Performance Graph

Comparison of 10-month Cumulative Total Return

The following graph compares the cumulative total return on our common stock for the periods indicated with the performance of the Standard & Poor's 500 Stock Index (S&P 500) and the Mead Johnson performance peer group index. The graph assumes $100 invested on February 11, 2009, the date shares of our common stock commenced trading, or January 31, 2009, in index, and the reinvestment of all dividends for each of the reported time periods.

COMPARISON OF 10-MONTH CUMULATIVE TOTAL RETURN*

Among Mead Johnson Nutrition Company, the S&P 500 Index and a peer group



* $100 invested on February 11, 2009, in stock or January 31, 2009, in index, including reinvestment of dividends. Fiscal year ending December 31.

Copyright© 2010 S&P, a division of The McGraw-Hill Companies Inc. All rights reserved.

The Mead Johnson performance peer group consists of the following corporations considered our market competitors in the food and beverage and consumer products industries on the basis of industry leadership and global focus: Campbell's Soup Company, Colgate Palmolive Company, General Mills, Inc., H.J. Heinz Company, The Hershey Company, The J.M. Smucker Company, Kellogg Company, McCormick & Company, Incorporated and Sara Lee Corp.

Item 6. SELECTED FINANCIAL DATA.

(In millions, except per share data)	For the Years Ended December 31, 2009	2008	2007	2006	2005
Net Sales	$ 2,826.5	$ 2,882.4	$ 2,576.4	$ 2,345.1	$ 2,201.8
Earnings before Interest and Income Taxes (EBIT)	679.6	695.7	663.2	634.8	618.4
Interest Expense—net	(92.6)	(43.3)	—	—	—
Net Earnings Attributable to Shareholders	399.6	393.9	422.5	398.2	389.8
Basic Earnings Per Share Attributable to Shareholders[(1)]	$ 1.99	$ 2.32	$ 2.49	$ 2.34	$ 2.29
Diluted Earnings Per Share Attributable to Shareholders[(1)]	$ 1.99	$ 2.32	$ 2.49	$ 2.34	$ 2.29
Cash Dividends Declared Per Share[(1)]	$ 0.70				
Weighted Average Shares[(1)]	200.6	170.0	170.0	170.0	170.0
Depreciation and Amortization	$ 58.9	$ 52.1	$ 51.0	$ 49.5	$ 53.8
Cash Paid for Capital Expenditures	95.8	81.1	78.4	68.9	56.4

(In millions)	As of December 31, 2009	2008	2007	2006	2005
Total Assets	$ 2,070.3	$ 1,361.4	$ 1,301.9	$ 1,204.3	$ 1,123.5
Debt	1,604.9	2,000.0	—	—	—
Total Equity (Deficit)	(664.3)	(1,395.5)	637.8	592.4	464.8

(1) On February 17, 2009, we completed the offering of 34.5 million shares of common stock in an initial public offering (IPO).

Item 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS.

This management's discussion and analysis of financial condition and results of operations contains forward-looking statements that involve risks and uncertainties. See "Item 1A. Risk Factors" for a discussion of the uncertainties, risks and assumptions associated with those statements. The following discussion should be read in conjunction with our audited financial statements and the notes to our audited financial statements. Our results may differ materially from those discussed in the forward-looking statements as a result of various factors, including but not limited to those in "Risk Factors".

Overview of Our Business

We are a global leader in pediatric nutrition. We are committed to creating trusted nutritional brands and products that help improve the health and development of infants and children around the world and provide them with the best start in life. Our comprehensive product portfolio addresses a broad range of nutritional needs for infants, children and expectant and nursing mothers. We have over 100 years of innovation experience during which we have developed or improved many breakthrough or industry-defining products across each of our product categories. We operate in four geographic regions: Asia, Latin America, North America and Europe. Due to similarities in the economics, products offered, production process, customer base and regulatory environment, these operating regions have been aggregated into two reportable segments: Asia/Latin America and North America/Europe.

Executive Summary

In 2009, Mead Johnson Nutrition Company went from being a wholly owned division of Bristol-Myers Squibb Company (BMS) to a separately traded, independent public company. In February 2009, we issued 34.5 million shares of our common stock in an initial public offering (IPO) resulting in 204.5 million shares of common stock outstanding, of which 170.0 million was owned by BMS. On December 23, 2009, BMS disposed of its entire ownership interest in us through an exchange offer with its shareholders. All of our common stock is now publicly held. In November 2009, we issued $1.5 billion of notes through a private placement and used the net proceeds, along with borrowings under our revolving credit facility and available cash, to repay our debt obligations to BMS totaling $1.7 billion.

Our operating results are driven by a number of factors including, pediatric nutrition industry growth; favorable demographic trends, especially in emerging markets; economic and other factors affecting the number of babies born each year; our ability to hold or gain market share and to sustain the strength of our brand franchise; the success of new product innovations; the effectiveness of our sales and marketing efforts; growth through geographic expansion; the success of our on-going productivity efforts; changes in the cost of raw materials and other commodities, principally dairy; our ability to increase prices; and foreign exchange rate movements.

During 2009, we reported strong growth in our Asia and Latin America markets, resulting in share gains in many countries within that segment. We continued to invest in high-growth markets in Asia and Latin America, particularly in China, by adding to our sales force as we expand into new cities and by supporting those efforts through product innovation and increased investments in advertising and promotion. The U.S. market contracted in 2009 due to fewer births and our U.S. business also lost market share. We have begun to see our U.S. business stabilize, benefitting from the success of new products launched in 2009, backed by increased investments in marketing, advertising and promotion. During 2009, we benefited from lower commodity costs; however, dairy prices started increasing toward the end of the year, which we expect to adversely affect our gross profits in 2010.

During 2009, we also initiated a global infrastructure redesign project. We expect to transition, replace or retire the information technology systems, administration and outsourced services provided to us by BMS, via transition services agreements. Once this multi-year project is complete and we have fully separated from BMS' information technology and shared service functions, we believe our cost structure will be more efficient.

Results of Operations

Year Ended December 31, 2009 Compared to Year Ended December 31, 2008

Below is a summary of comparative results of operations and a more detailed discussion of results for the years ended December 31, 2009 and 2008:

(In millions, except per share data)	2009	2008	% Change	% of Net Sales 2009	% of Net Sales 2008
Net Sales	$ 2,826.5	$ 2,882.4	(2%)	—	—
Earnings before Interest and Income Taxes (EBIT)	679.6	695.7	(2%)	24%	24%
Interest Expense—net	(92.6)	(43.3)	114%	3%	2%
Earnings before Income Taxes	587.0	652.4	(10%)	21%	23%
Provision for Income Taxes	(176.4)	(251.4)	(30%)	6%	9%
Effective Tax Rate (ETR)	*30.1%*	*38.5%*			
Net Earnings	410.6	401.0	2%	15%	14%
Less: Net Earnings attributable to noncontrolling interests	(11.0)	(7.1)	55%	0%	0%
Net Earnings Attributable to Shareholders	399.6	393.9	1%	14%	14%
Weighted Average Common Shares– Diluted	200.7	170.0			
Earnings per Common Share—Diluted	$ 1.99	$ 2.32	(14%)		

Factors Affecting Comparability

The results for the year ended December 31, 2009, include several items that affect the comparability of the company's financial results between 2009 and 2008. These items include significant expenses not indicative of on-going results, interest expense, operating model changes, the ETR and the number of shares outstanding.

In 2009 we incurred $81.1 million of expense for significant items not indicative of on-going results including IPO-related costs, IT separation costs, gain on asset sale, severance and relocation costs and legal costs and settlements. In 2008 we incurred $44.8 million in IPO-related costs.

Interest expense increased $49.3 million in 2009 due to the addition of debt to our capital structure beginning in the third quarter of 2008. On August 26, 2008, we issued a $2.0 billion intercompany note to BMS. The note was restructured at the IPO date reducing the related-party debt to approximately $1.7 billion. In November 2009, we repaid these notes to BMS in full through the net proceeds from the private placement of three tranches of notes, totaling $1.5 billion, along with borrowings under our three-year syndicated credit facility agreement (Credit Facility) and cash on hand. Net interest expense during the year ended December 31, 2009, was $92.6 million compared with $43.3 million for the year ended December 31, 2008.

Our 2009 results include operating model changes primarily in Brazil and Europe. In Brazil, our ability to operate as a new stand-alone subsidiary was delayed from February to late in September 2009. During that time, BMS distributed and recorded sales for our products and we conducted marketing activities. In Europe, we have transitioned to a third-party distributor model with BMS temporarily serving as our distributor. This reduced net sales by the amount of the distributors' margin and lowered costs for the distribution-related expenses.

For the year ended December 31, 2009, the ETR was 30.1% compared to 38.5% for the year ended December 31, 2008. The lower rate was driven primarily by our new legal entity structure to facilitate the IPO, one-time restructuring benefits, and earnings mix.

Prior to February 10, 2009, there were 170.0 million shares of common stock outstanding. We issued an additional 34.5 million shares of common stock in the IPO. On November 15, 2009, BMS announced an exchange offer whereby BMS shareholders could exchange a portion of BMS common stock for our stock. Prior to the completion of the exchange offer, BMS converted all its MJN Class B common stock into MJN Class A

common stock. The exchange offer was completed on December 23, 2009, resulting in the split-off of MJN from BMS, after which BMS had no equity or voting interest in us.

In addition to these items that affect the comparability of the 2009 results of operations to 2008, there are several adjustments to the balance sheet related to our separation from BMS including the recognition of pension, inclusion of cash balances and restructuring divisional equity. See "Item 8. Financial Statements and Supplementary Data."

Net Sales

Our net sales by reportable segments are shown in the table below:

	Year Ended December 31,			% Change Due to		
(Dollars in millions)	2009	2008	% Change	Volume	Price	Foreign Exchange
Asia/Latin America	$ 1,625.5	$ 1,516.9	7%	3%	10%	(6%)
North America/Europe	1,201.0	1,365.5	(12%)	(10%)	0%	(2%)
Net Sales	$ 2,826.5	$ 2,882.4	(2%)	(3%)	5%	(4%)

Our Asia/Latin America segment represented 58% of net sales for the year ended December 31, 2009, compared to 53% for the year ended December 31, 2008. Our success in the Asia/Latin America segment comes from the benefit of price increases, geographic expansion and new product launches. Sales growth in China, our second largest market, was the highest of the major markets in which we operate on a year-to-date basis, and many other Asian and Latin American countries increased sales by double digits, excluding the impact of foreign exchange. Volume growth in the segment was adversely affected by approximately two percentage points due to the temporary operating model change in Brazil, in place during most of 2009, pending the transfer of certain permits and registrations previously held by BMS. In 2010, we expect volume growth to be favorably affected as we will have a full year of product distribution in Brazil.

The decrease in North America/Europe sales was primarily due to weaker performance in the United States driven by share losses, the contraction in the U.S. market from lower births, and the impact of planned reductions in inventories held by BMS who is temporarily serving as our distributor in Europe. A number of new products were introduced in the United States in 2009, which were supported by increased marketing, advertising and promotion spending. As a result, our U.S. business began to stabilize in the second half of 2009. With the inventory adjustments now complete, we expect volumes for the segment to benefit in 2010 compared with 2009.

Our net sales by product category are shown in the table below:

	Year Ended December 31,		
(Dollars in millions)	2009	2008	% Change
Infant Formula	$ 1,805.6	$ 1,931.6	(7%)
Children's Nutrition	919.0	855.9	7%
Other	101.9	94.9	7%
Net Sales	$ 2,826.5	$ 2,882.4	(2%)

Excluding foreign exchange, infant formula decreased 4% reflecting the decreases in the North America/Europe segment, which are predominantly infant formula markets. Excluding foreign exchange, children's nutrition increased 14%, reflecting the strength of the business in Asia/Latin America.

We recognize revenue net of various sales adjustments to arrive at net sales as reported on the statements of earnings. These adjustments are referred to as gross-to-net sales adjustments. The reconciliation of our gross sales to net sales is as follows:

(Dollars in millions)	Year Ended December 31, 2009	2008	% Change
Gross Sales	$ 3,864.6	$ 3,974.2	(3%)
Gross-to-Net Sales Adjustments			
WIC Rebates	(735.7)	(796.0)	(8%)
Sales Discounts	(100.4)	(87.9)	14%
Returns	(72.0)	(64.7)	11%
Cash Discounts	(45.1)	(46.9)	(4%)
Prime Vendor Charge-Backs	(38.5)	(42.2)	(9%)
Coupons and Other Adjustments	(46.4)	(54.1)	(14%)
Total Gross-to-Net Sales Adjustments	(1,038.1)	(1,091.8)	(5%)
Total Net Sales	$ 2,826.5	$ 2,882.4	(2%)

The decline in Women, Infants and Children (WIC) rebates was due to a decline in U.S. births and a United States Department of Agriculture (USDA) change which resulted in a reduction in the amount of free infant formula provided by WIC agencies to infants. The change in sales discounts was due to promotional mix and new product launches in 2009. The relative increase in returns was due to an abnormally low amount of returns during fiscal 2008, and the impact of 2009 new product launches with resulting product discontinuations. The reduction in coupons and other adjustments is due to a shift from consumer coupons to sales discounts, primarily driven by the U.S. market.

Gross Profit

(Dollars in millions)	Year Ended December 31, 2009	2008	% Change
Net Sales	$ 2,826.5	$ 2,882.4	(2%)
Cost of Products Sold	974.7	1,079.8	(10%)
Gross Profit	$ 1,851.8	$ 1,802.6	3%
Gross Margin	65.5%	62.5%	

The improvement in gross margin was driven by reduced commodity costs, primarily dairy, higher product pricing and productivity initiatives, partially offset by the adverse effect of foreign exchange, product mix, plant deleveraging, and manufacturing inflation.

Expenses

(Dollars in millions)	Year Ended December 31, 2009	2008	% Change	% of Net Sales 2009	2008
Selling, General and Administrative	$ 665.3	$ 651.7	2%	24%	23%
Advertising and Product Promotion	401.9	369.3	9%	14%	13%
Research and Development	71.9	72.8	(1%)	3%	3%
Other Expenses—net	33.1	13.1	—	1%	0%

Included in the above table are the following significant expenses that affect comparability in 2009 and 2008.

	Year Ended December 31,	
	2009	2008
IPO-related costs	$ 31.0	$ 44.8
IT separation costs	19.2	—
Gain on asset sale	(11.9)	—
Severance and related costs	25.3	—
Litigation costs and settlements—net	17.5	—
Total	$ 81.1	$ 44.8

Selling, General and Administrative Expenses

The increase in selling, general and administrative expenses was mostly due to increases in IPO-related costs, IT separation costs and additional corporate expenses that we now carry as a public company, partly offset by the impact of foreign exchange.

Advertising and Product Promotion Expenses

Our advertising and product promotion expenses are influenced by the timing of our key product launches and promotions and have increased to 14% of sales as we continue to invest in growing our business.

Research and Development Expenses

Research and development expenses decreased slightly compared to prior year due to the adverse effect of foreign exchange.

Other Expenses—net

Other expenses—net for the year ended December 31, 2009, changed by $20.0 million due primarily to severance and related costs, litigation costs and settlements—net, partly offset by a gain on the sale of a non-strategic intangible asset.

Earnings before Interest and Income Taxes

Our EBIT from our two reportable segments, Asia/Latin America and North America/Europe are reduced by Corporate and Other costs. Corporate and Other costs consist of unallocated general and administrative activities and associated expenses, including in part, executive, legal, finance, information technology, human resources, research and development, marketing and supply chain costs.

	Years Ended December 31,			% of Net Sales	
(Dollars in millions)	2009	2008	% Change	2009	2008
Asia/Latin America	$ 577.0	$ 462.9	25%	35%	31%
North America/Europe	391.8	467.3	(16%)	33%	34%
Corporate and Other	(289.2)	(234.5)	23%		
EBIT	$ 679.6	$ 695.7	(2%)	24%	24%

The increase in EBIT for Asia/Latin America was driven by higher net sales and improved gross margin.

The decrease in EBIT for North America/Europe was primarily due to lower net sales partially offset by improved gross margins, lower distribution costs and sales force productivity initiatives.

The increase in expenses for the Corporate and Other segment was principally due to the significant expenses that affect comparability described in the table above and the additional corporate expenses that we now carry as a public company.

Interest Expense—net

Interest expense—net for the year ended December 31, 2009, primarily represented interest incurred on three notes payable to BMS totaling $1.7 billion repaid in November 2009 and, to a lesser extent, interest incurred on the three tranches of notes totaling $1.5 billion that were issued in a private placement to third parties in November 2009. For the year ended December 31, 2008, interest expense—net represented interest incurred on the previously outstanding $2.0 billion note payable to BMS issued in August 2008. Interest expense is expected to be approximately $30 million lower in 2010 than 2009 as a result of the November refinancing.

Income Taxes

The ETR for the year ended December 31, 2009, decreased to 30.1% from 38.5% for the year ended December 31, 2008. The lower rate was driven primarily by our new legal entity structure to facilitate the IPO, one-time restructuring benefits, and earnings mix.

Net Earnings Attributable to Noncontrolling Interests

Net earnings attributable to noncontrolling interests consisted of an 11% interest in our China legal entity and a 10% interest in our Indonesia legal entity held by third parties.

Net Earnings Attributable to Shareholders

For the year ended December 31, 2009, net earnings attributable to shareholders increased by $5.7 million to $399.6 million compared with $393.9 million for the year ended December 31, 2008. The increase was primarily due to a reduction in the ETR and an improvement in gross margin, offset by the unfavorable impact of foreign exchange and higher interest expense.

Results of Operations

Year Ended December 31, 2008 Compared to Year Ended December 31, 2007

Below is a summary of comparative results of operations and a more detailed discussion of results for the years ended December 31, 2008 and 2007:

			% of Net Sales	
(In millions, except per share data)	**2008**	**2007**	**% Change**	**2008**	**2007**
Net Sales	$ 2,882.4	$ 2,576.4	12%	—	—
Earnings before Interest and Income Taxes (EBIT)	695.7	663.2	5%	24%	26%
Interest Expense—net	(43.3)	—	—	2%	—
Earnings before Income Taxes	652.4	663.2	(2%)	23%	26%
Provision for Income Taxes	(251.4)	(233.6)	8%	9%	9%
Effective Tax Rate	38.5%	35.2%			
Net Earnings	401.0	429.6	(7%)	14%	17%
Less: Net Earnings attributable to noncontrolling interest	(7.1)	(7.1)	0%	0%	0%
Net Earnings attributable to shareholders	393.9	422.5	(7%)	14%	16%
Weighted Average Common Shares Outstanding—Diluted	170.0	170.0			
Earnings per Common Share—Diluted	$ 2.32	$ 2.49	(7%)		

IPO-related costs of $44.8 million are included in the results for the year ended December 31, 2008, which effect comparability between the years ended December 31, 2008 and 2007.

Net Sales

Our net sales by reportable segments are shown in the table below:

(Dollars in millions)	Years Ended December 31, 2008	2007	% Change	% Change Due to Foreign Exchange
Asia/Latin America	$ 1,516.9	$ 1,225.2	24%	3%
North America/Europe	1,365.5	1,351.2	1%	1%
Net Sales	$ 2,882.4	$ 2,576.4	12%	2%

Net sales for the year ended December 31, 2008, increased $306.0 million, or 12%, to $2,882.4 million compared to the year ended December 31, 2007. The percentage change in sales was driven by a price increase of 8% and volume growth of 2%, and included a 2% positive foreign exchange impact. Net sales increased throughout Asia, Latin America and Europe offset by a slight decline in the United States. Net sales increased in all product categories, driven by pricing increases in response to increased dairy costs, the impact of increased advertising and promotion, regional expansion within key Asian markets, most notably China, and product innovation. Innovations launched in the period include the addition of prebiotics and an increase in the level of DHA in several of our products in Asia. Additionally, in North America, we launched *Nutramigen AA*, an amino-acid based infant formula for infants with severe food allergies. The decline in the U.S. business was attributable to growth in private label products, due in part to the weakening economy, and the impact of WIC contract changes on our business.

Our Asia/Latin America segment represented 53% of net sales for the year ended December 31, 2008, compared to 48% for the year ended December 31, 2007. Growth in Asia/Latin America was broad-based across all major markets driven by pricing increases and strong volume growth in China and Hong Kong. The net sales growth was underpinned by higher advertising and promotion supporting new product launches including the addition of prebiotics and the increase in the level of DHA in some children's nutrition products in Asia. In addition, we experienced a temporary increase in demand for our products in China due to the withdrawal of certain infant formula products of other manufacturers due to the presence of melamine in certain dairy materials sourced in-country. We do not use dairy or protein-containing raw ingredients from China in our products.

The slight increase in our North America/Europe segment was due primarily to pricing increases offset by U.S. volume losses attributable to growth in private label products, due in part to the weakening economy, and the impact of WIC contract changes on our business.

Our net sales based on product category are shown in the table below:

(Dollars in millions)	Years Ended December 31, 2008	2007	% Change
Infant Formula	$ 1,931.6	$ 1,788.1	8%
Children's Nutrition	855.9	696.5	23%
Other	94.9	91.8	3%
Net Sales	$ 2,882.4	$ 2,576.4	12%

Net sales for the period increased in each of our product categories. For the year ended December 31, 2008, infant formula sales increased $143.5 million, or 8%, including a positive 2% foreign currency exchange impact, to $1,931.6 million compared to 2007. Growth in the sales of infant formula, which is sold in all regions, reflects a mix of the higher growth in the Asia/Latin America segment and the lower growth in the North America/ Europe segment. Children's nutrition products, sold primarily in the Asia/Latin America segment, increased $159.4 million, or 23%, including a positive 3% foreign currency exchange impact, to $855.9 million in 2008, in line with the broad-based growth across our key Asia and Latin America markets.

We recognize revenue net of various sales adjustments to arrive at net sales as reported on the statements of earnings. These adjustments are referred to as gross-to-net sales adjustments. The reconciliation of our gross sales to net sales was as follows:

(Dollars in millions)	Years Ended December 31, 2008	2007	% Change
Gross Sales	$ 3,974.2	$ 3,717.2	7%
Gross-to-Net Sales Adjustments			
WIC Rebates	(796.0)	(847.8)	(6%)
Sales Discounts	(87.9)	(66.3)	33%
Returns	(64.7)	(67.6)	(4%)
Cash Discounts	(46.9)	(48.0)	(2%)
Prime Vendor Charge-Backs	(42.2)	(47.5)	(11%)
Other Adjustments	(54.1)	(63.6)	(15%)
Total Gross-to-Net Sales Adjustments	(1,091.8)	(1,140.8)	(4%)
Total Net Sales	$ 2,882.4	$ 2,576.4	12%

The decline in gross-to-net sales adjustments was generated by changes in WIC rebates in North America due to the loss of the Western States Contracting Alliance, Texas, Minnesota and Iowa WIC contracts to other infant formula manufacturers during the fourth quarter of 2007, partially offset by the gain of California and Louisiana WIC contracts during the second half of 2007, as well as the gain of Illinois and Colorado WIC contracts during the first quarter of 2008. Sales discounts increased during the same period primarily in key Asia markets due to revenue growth and a change in retail sales mix to key customers with higher discounts. Other adjustments include coupons, contract discounts and various rebates. The decrease in other adjustments was driven primarily by a decline in consumer coupons.

Gross Profit

(Dollars in millions)	Years Ended December 31, 2008	2007	% Change
Net Sales	$ 2,882.4	$ 2,576.4	12%
Cost of Products Sold	1,079.8	948.7	14%
Gross Profit	$ 1,802.6	$ 1,627.7	11%
Gross Margin	62.5%	63.2%	

The decrease in gross margin was driven primarily by global material price increases. In 2007, the market volatility in material prices was mitigated partially through the contractual pricing agreements we entered into during 2006 and prior periods. However, many of these contracts expired in late 2007, resulting in an increase in our costs of products sold in 2008. Additionally, the costs of products sold increase was driven by sales volume growth and an unfavorable foreign exchange impact due to the weakening of the U.S. dollar versus foreign currencies. Furthermore, the gross margin decrease was driven by product mix changes as lower margin children's nutrition products experienced more rapid volume gains than higher margin infant formulas.

Expenses

(Dollars in millions)	Years Ended December 31, 2008	2007	% Change	% of Net Sales 2008	2007
Selling, General and Administrative	$ 651.7	$ 575.2	13%	23%	22%
Advertising and Product Promotion	369.3	318.5	16%	13%	12%
Research and Development	72.8	67.2	8%	3%	3%
Other Expenses—net	13.1	3.6	—	0%	0%

Selling, General and Administrative Expenses

The majority of the increase in selling, general and administrative expenses was due to $41.8 million of non-recurring costs related to our initial public offering and $19.3 million of higher corporate and shared service expense allocations. The increase was also driven by additional marketing efforts in Asia, including sales force expansion in China, and global salary and benefits increases due to inflation. Unfavorable foreign exchange impacts due to the weakening of the U.S. dollar also drove an increase in expense. Partially offsetting these increases was the absence of a $17.6 million bad debt expense in the first half of 2007 related to a distributor's insolvency in Asia.

Advertising and Product Promotion Expenses

The increase in advertising and product promotion expenses was driven in large part by a strategic decision to increase various demand-generating activities in key Asian markets, investment in promotional programs in Mexico and by an unfavorable foreign exchange impact due to the weakening of the U.S. dollar versus foreign currencies.

Research and Development Expenses

The increase in research and development expenses was driven mainly by increased investment in clinical and discovery trials, salary and benefits inflation and an unfavorable foreign exchange impact due to the weakening of the U.S. dollar versus foreign currencies.

Other Expenses—net

For the year ended December 31, 2008, other expenses—net increased $9.5 million, to $13.1 million compared to the year ended December 31, 2007. The increase was driven by the losses in 2008 on our supply agreement for our former Adult Nutrition business, which was divested in 2004, and a non-recurring gain on the 2007 divestiture of Cafcit, a pediatric pharmaceutical product.

Earnings before Interest and Income Taxes

Our EBIT are from our two reportable segments, North America/Europe and Asia/Latin America, reduced by Corporate and Other costs. Corporate and Other costs consist of unallocated general and administrative activities and associated expenses, including in part, executive, legal, finance, information technology, human resources, research and development, marketing and supply chain costs.

	Years Ended December 31,			% of Net Sales	
(Dollars in millions)	**2008**	**2007**	**% Change**	**2008**	**2007**
Asia/Latin America	$ 462.9	$ 363.9	27%	31%	30%
North America/Europe	467.3	477.6	(2%)	34%	35%
Corporate and Other	(234.5)	(178.3)	32%		
EBIT	$ 695.7	$ 663.2	5%	24%	26%

The increase in EBIT for Asia/Latin America was primarily driven by growth in sales and the absence of $17.6 million bad debt expense in 2007 related to a distributor's insolvency, partially offset by increases in material costs.

The decrease in North America/Europe EBIT was driven by sales declines in the United States and increases in material costs.

The change in Corporate and Other EBIT was principally due to $44.8 million in expenses related to our initial public offering and an increase in corporate and shared service expense allocations from $90.1 million for the year ended December 31, 2007, to $112.1 million for the year ended December 31, 2008.

Income Taxes

The effective tax rate for the year ended December 31, 2008, increased from 35.2% to 38.5%, compared to the year ended December 31, 2007. The increase in the effective tax rate was driven primarily by the capitalization in 2008 of certain initial public offering expenses for tax purposes, the benefit of certain basis differences reflected in the 2007 effective tax rate and changes in the mix of earnings by jurisdiction.

Interest Expense—net

Interest expense—net for the year ended December 31, 2008, represented interest incurred on the $2.0 billion note payable issued in August 2008.

Net Earnings Attributable to Noncontrolling Interests

Net earnings attributable to noncontrolling interests consisted of an 11% interest in our China legal entity and a 10% interest in our Indonesia legal entity held by third parties.

Net Earnings Attributable to Shareholders

For the foregoing reasons, for the year ended December 31, 2008, net earnings attributable to shareholders decreased $28.6 million, or 7%, to $393.9 million compared with the year ended December 31, 2007.

Liquidity and Capital Resources

Overview

Our primary sources of liquidity are cash from operations and available borrowings under our $410.0 million revolving credit facility (Credit Facility). Cash flows from operating activities represent the inflow of cash from our customers and the outflow of cash for inventory purchases, manufacturing, operating expenses, interest and taxes. Cash flows used in investing activities primarily represent capital expenditure for equipment, buildings and computer software. In 2009, cash flows from financing activities primarily represent activities related to the IPO and separation from BMS, the refinancing of debt and the payment of dividends to our shareholders. The declaration and payment of dividends is at the discretion of our board of directors and depends on many factors, including our financial condition, earnings, legal requirements, restrictions under the terms of our debt agreements and other factors our board of directors deem relevant. Cash dividends paid for the year ended December 31, 2009, were $102.3 million. There were no cash dividends paid in 2008.

Cash Flows

Prior to the IPO, we did not report cash or cash equivalents on our balance sheet and BMS managed the treasury relationships for receiving and disbursing cash to cover all cash flow activity from operations and investing activities. Following the IPO, we assumed responsibility for our treasury function, including the management and reporting of cash and cash equivalents, with support services provided by BMS under a transition services agreement. We believe that cash from operations will be sufficient to support our working capital needs, pay our operating expenses, satisfy debt obligations, fund capital expenditures and make dividend payments. As of February 25, 2010, we have $410 million available to us under our Credit Facility.

	Years Ended December 31,		
(Dollars in millions)	**2009**	**2008**	**2007**
Cash flow provided by/(used in):			
Operating Activities	$ 576.6	$ 489.0	$ 478.7
Investing Activities	(81.3)	(79.4)	(74.2)
Financing Activities	49.1	(409.6)	(404.5)
Effects of Changes in Exchange Rates on Cash and Cash Equivalents	16.7	—	—
Net Increase in Cash and Cash Equivalents	$ 561.1	$ —	$ —

Year Ended December 31, 2009 Compared to Year Ended December 31, 2008

Cash flow provided by operating activities increased $87.6 million for the year ended December 31, 2009 compared with the year ended December 31, 2008. The improvement primarily reflected a decline in our inventories during 2009 compared with an increase during 2008 due to lower commodity costs. The impact of the change in inventories was partially offset by an increase in receivables and changes in other current assets and liabilities as well as working capital management initiatives which also resulted in some extension in accounts payable terms.

Cash used in investing activities increased $1.9 million due to an increase in payments for capital expenditures, partially offset by the cash inflow before taxes from the sale of a non-strategic intangible asset.

Cash provided by financing activities totaled $49.1 million in 2009 comprised of $1,495.3 million from the private placement of notes in the fourth quarter, $782.3 million net cash proceeds from the IPO, $120 million from net short-term borrowings and $137.7 million net transfers from BMS partly offset by $2,348.1 million repayment of BMS debt, $30.0 million promissory note from BMS, dividend payments of $102.3 million and distributions to noncontrolling interests of $5.8 million. The net transfer from BMS included in financing activities during 2009 consisted mainly of $316.0 million cash contribution from BMS made in connection with our separation from BMS offset by $166.8 million settlement of related party payables. This compares to cash used in financing activities of $409.6 million in 2008 comprised of net transfers to BMS of $397.9 million and distributions to noncontrolling interests of $11.7 million.

Year Ended December 31, 2008 Compared to Year Ended December 31, 2007

Net cash provided by operating activities increased $10.3 million to $489.0 million for the year ended December 31, 2008, compared to the year ended December 31, 2007. This increase was due to a reduction in working capital in 2008 as compared to an increase in 2007, offset by a decline in net earnings attributable to shareholders of $28.6 million, which was driven by IPO expenses and interest costs. The favorable change in working capital is due to increases in accounts payable and accrued expenses. Net cash used in investing activities increased $5.2 million to $79.4 million for the same period due to an increase in capital expenditures and a decrease in the proceeds from the sale of equipment and a non-strategic intangible asset.

Capital Expenditures

Capital expenditures were $122.3 million for the year ended December 31, 2009, of which $95.8 million was a cash outflow. The cash outflow for capital expenditures was $81.1 million for the year ended December 31, 2008 and $78.4 million for the year ended December 31, 2007. We expect capital expenditures in 2010 to be approximately $140 million with the increase primarily driven by IT separation costs and investment in growth and innovation.

Short-Term Borrowings

On February 17, 2009, we entered into a Credit Facility. The Credit Facility is unsecured and repayable on maturity in February 2012, subject to annual extensions if sufficient lenders agree. The maximum amount of outstanding borrowings and letters of credit permitted at any one time under the Credit Facility is $410.0 million, which amount may be increased from time to time up to $500.0 million at our request and with the consent of the lenders, subject to customary conditions. The proceeds of the Credit Facility are to be used for working capital and other general corporate purposes. In November 2009, we amended the Credit Facility to include the ability to use proceeds to repay amounts owed to BMS. On December 16, 2009, we further amended the Credit Facility to, among other things, release our subsidiary Mead Johnson & Company as a guarantor of our obligations under the Credit Facility. If, however, our corporate credit rating is no longer (i) at least BBB- by Standard & Poor's Ratings Service (S&P) or (ii) at least Baa3 by Moody's Investors Service, Inc. (Moody's), then Mead Johnson & Company shall automatically be deemed to guarantee the obligations under the Credit Facility.

Borrowings under the Credit Facility bear interest either at (a) LIBOR for specified interest periods plus a margin determined with reference to our consolidated leverage ratio, or (b) a floating rate based upon JPMorgan Chase Bank's prime rate, the Federal Funds rate or LIBOR plus, in each case, a margin determined with reference to our consolidated leverage ratio. The margin on the borrowings can range from 1.125% to 2.65% over the applicable base. In addition, we incur an annual 0.2% facility fee on the entire facility commitment of $410.0 million.

Our subsidiaries may become borrowers under the Credit Facility.

The Credit Facility contains customary covenants, including covenants applicable to limiting liens, substantial asset sales and mergers. Most of these restrictions are subject to certain minimum thresholds and exceptions. The Credit Facility also contains the following financial covenants:

- We are required to maintain a ratio of (a) consolidated total debt to (b) consolidated Earnings Before Interest, Income Taxes, Depreciation and Amortization (EBITDA) of not greater than 3.25 to 1.0. Compliance with this covenant is tested on the last day of each fiscal quarter and as a condition precedent to each credit extension under the Credit Facility.
- We are required to maintain a ratio of (a) consolidated EBITDA to (b) consolidated interest expense of at least 3.0 to 1.0. Compliance with this covenant is tested on the last day of each fiscal quarter for the preceding four consecutive fiscal quarters.

In addition, the Credit Facility has customary events of default, including (subject to certain materiality thresholds and grace periods) payment default, failure to comply with covenants, material inaccuracy of representation or warranty, bankruptcy or insolvency proceedings, change of control, ERISA matters and cross-default to other debt agreements. We were in compliance with all debt covenants as of December 31, 2009. The balance of $120.0 million is classified as *short-term borrowings* as of December 31, 2009, and was paid in full in January 2010.

Long-Term Debt

On August 26, 2008, we declared and issued a dividend in the form of a 10-year note to BMS in the amount of $2.0 billion, which was recorded as a reduction of equity. The note had an annual interest rate of 6.1% with interest payments settled no less than annually. On February 17, 2009, this note payable was amended and restructured into three separate notes in the amounts of $744.2 million, $500.0 million and $500.0 million (BMS Notes). In November 2009, we repaid the BMS Notes in full through the net proceeds from the private placement of three tranches of notes (the Notes), totaling $1.5 billion, along with borrowings under the Credit Facility and cash on hand. The issuance of the Notes lowered our interest expense and extended the weighted average maturity date. The Notes are detailed in the table below:

Description	Principal Amount	Interest Rate	Terms
2014 Notes	$ 500.0 million	3.50% fixed	Interest due semi-annually, not subject to amortization, aggregate principal due on November 1, 2014
2019 Notes	$ 700.0 million	4.90% fixed	Interest due semi-annually, not subject to amortization, aggregate principal due on November 1, 2019
2039 Notes	$ 300.0 million	5.90% fixed	Interest due semi-annually, not subject to amortization, aggregate principal due on November 1, 2039

The Notes are our senior unsecured obligations and rank equally in right of payment with each other and with all of our existing and future senior indebtedness. In addition, the Notes are structurally subordinated to all liabilities of our subsidiaries, including trade payables. The Notes may be prepaid at any time, in whole or in part, at a redemption price equal to the greater of par value or an amount calculated based upon the sum of the present values of the remaining scheduled payments as set forth in a First Supplemental Indenture dated November 5, 2009. Upon a change of control, we may be required to repurchase the notes in an amount equal to 101% of the then outstanding principal amount plus accrued and unpaid interest.

In connection with issuance of the Notes, we entered into a registration rights agreement with the representatives of the initial purchasers of the Notes (Registration Rights Agreement). Under the Registration Rights Agreement, we have agreed to use our reasonable best efforts to cause to become effective a registration statement with respect to an offer to exchange the Notes for freely tradable notes issued by us that are registered with the Securities and Exchange Commission and that have terms substantially identical in all material respects to the Notes. If we are unable to effect the exchange offer, we have agreed to use our reasonable best efforts to file and cause to become effective a shelf registration statement relating to resales of the Notes. We will be obligated to pay additional interest on the Notes if the exchange offer is not completed (or, if required, the shelf registration is not declared effective) by August 2, 2010.

In November 2009, we entered into interest rate swap agreements with a notional amount of $700.0 million. The interest rate swap agreements effectively swap fixed interest rate obligations for floating interest rate obligations with respect to (i) the entire $500.0 million in aggregate principal amount of the 2014 Notes and (ii) $200.0 million out of the $700.0 million in aggregate principal amount of the 2019 Notes.

The following tables summarize the interest rate swaps outstanding at December 31, 2009:

(Dollars in millions)	Notional Amount of Underlying Debt	Variable Rate Paid	Year of Transaction	Maturity	Fair Value
Swaps associated with:					
3.50% Notes due 2014	$ 500.0	1 month U.S. $ LIBOR + 0.890%	2009	2014	$ (4.2)
4.90% Notes due 2019	200.0	1 month U.S. $ LIBOR + 1.381%	2009	2019	(6.2)
	$ 700.0				$ (10.4)

For additional information on our long-term debt and interest rate swaps, see "Item 8. Financial Statements."

On January 31, 2009, one of our subsidiaries, Mead Johnson Nutricionales de Mexico, S. De R.L. de C.V., entered into an agreement with BMS to lease all of the property, plant and equipment assets at the manufacturing facility in Delicias, Mexico, for 20 years. The lease qualified as a capital lease, and the property, plant and equipment is included in our financial statements for all periods. As part of the split-off from BMS, we purchased these assets for $48.7 million plus applicable taxes in December 2009, and the lease was terminated. The liability related to this purchase was paid in full in January 2010.

Credit Ratings

The Moody's credit ratings for MJN and for our senior unsecured notes are both currently Baa1. S&P's credit ratings for MJN and for our senior unsecured notes are currently BBB and BBB-, respectively. Both Moody's and S&P issued their first credit ratings for MJN and our notes during the fourth quarter of 2009.

Recent Developments

We have a subsidiary in Venezuela. As of January 1, 2010, this subsidiary will be accounted for under hyperinflationary accounting rules, and the functional currency will be changed from the bolivar to the U.S. dollar. Effective January 11, 2010, the Venezuelan government devalued the bolivar by resetting the official exchange rate from BsF 2.15 per dollar to a two-tier exchange rate — "the essentials rate" at BsF 2.60 per dollar and "the non-essentials rate" at BsF 4.30 per dollar. While the imports of the majority of our products into Venezuela qualify for the essentials rate, the rate applicable to repatriation of earnings is not yet determined. Based on a potential translation rate of BsF 4.30 per dollar, we estimate the negative impact of the balance sheet remeasurement on our 2010 first quarter earnings to be approximately $0.03 per share and the negative impact of the rate change on our operating results to be an additional $0.05 per share spread throughout 2010.

Contractual Obligations

As of December 31, 2009, our significant contractual obligations and other commitments were as follows:

(In millions)	Payments due by December 31,						
	2010	2011	2012	2013	2014	Thereafter	Total
Operating lease obligations	$ 19.6	$ 16.5	$ 14.9	$ 12.5	$ 7.1	$ 28.9	$ 99.5
Capital lease obligations	0.4	0.3	0.3	0.3	0.3	0.3	1.9
Purchase obligations	149.2	111.9	72.3	57.8	55.4	201.7	648.3
Long-term debt	—	—	—	—	497.8	997.5	1,495.3
Interest on long-term debt	55.7	66.2	74.8	80.4	79.4	611.5	968.0
Total	$ 224.9	$ 194.9	$ 162.3	$ 151.0	$ 640.0	$ 1,839.9	$ 3,213.0

Our operating lease obligations are generally related to real estate leases for offices, vehicle leases and manufacturing-related leases. Capital lease obligations relate to assets utilized for interplant transportation of materials and finished goods. Purchase obligations are for unconditional commitments related to a master service agreement with IBM for information technology, accounting and indirect procurement services, including the design and implementation of a global enterprise resource planning system, the purchase of materials used in manufacturing and for promotional services, and a transition services agreement for various corporate support services provided between us and BMS. The table above does not include $16.9 million in uncertain tax positions due to the uncertainty related to the timing of the reversal of the positions. The future interest payments on long-term debt, including the effect of our interest rate swaps, are estimated based on implied forward LIBOR rates used in the valuation of our interest rate swaps.

Off-Balance Sheet Arrangements

Pursuant to an Amended and Restated Tax Matters Agreement with BMS, we have agreed to indemnify BMS for (i) any tax payable with respect to any separate tax return that we are required to file or cause to be filed, (ii) any tax incurred as a result of any gain that may be recognized by a member of the BMS affiliated group with respect to a transfer of certain foreign affiliates by us in preparation for the IPO, and (iii) any tax arising from the failure or breach of any representation or covenant made by us which failure or breach results in the intended tax consequences of the split-off transaction not being achieved.

We do not use off-balance sheet derivative financial instruments to hedge or partially hedge interest rate exposure nor do we maintain any other off-balance sheet arrangements for the purpose of credit enhancement, hedging transactions or other financial or investment purposes.

Significant Accounting Estimates

In presenting our financial statements in accordance with accounting principles generally accepted in the United States (GAAP), we are required to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues, costs and expenses and related disclosures.

Some of the estimates and assumptions that we are required to make relate to matters that are inherently uncertain as they pertain to future events. We base these estimates and assumptions on historical experience or on various other factors that we believe to be reasonable and appropriate under the circumstances. On an on-going basis, we reconsider and evaluate our estimates and assumptions. Actual results may differ significantly from these estimates. Future results may differ from our estimates under different assumptions or conditions.

We believe that the significant accounting estimates listed below involve our more significant judgments, assumptions and estimates and, therefore, could have the greatest potential impact on our financial statements.

For information on our accounting policies, see "Item 8. Financial Statements."

Revenue Recognition – WIC Rebates

We participate on a competitive bidding basis in nutrition programs sponsored by states, tribal governments, the Commonwealth of Puerto Rico, and U.S. territories for WIC. Under these programs, we reimburse these entities for the difference between our wholesaler list price and the contract price on eligible products. We account for WIC contract rebates by establishing an accrual in an amount equal to our estimate of WIC rebate claims attributable to a sale. We determine our estimate of the WIC rebate accrual primarily based on historical experience regarding WIC rebates and current contract prices under the WIC programs. We consider levels of inventory in the distribution channel, new WIC contracts, terminated WIC contracts, changes in existing WIC contracts and WIC participation, and adjust the accrual quarterly to reflect actual expense. WIC rebate accruals were $199.9 million and $194.7 million at December 31, 2009 and 2008, respectively, and are included in *accrued rebates and returns* on our balance sheet. Rebates under the WIC program reduced revenues by $735.7 million, $796.0 million, and $847.8 million in the years ended December 31, 2009, 2008 and 2007, respectively.

Revenue Recognition – Sales Returns

We account for sales returns by establishing an accrual in an amount equal to our estimate of sales recorded for which the related products are expected to be returned. We determine our estimate of the sales return accrual primarily based on historical experience regarding sales returns, but also consider other factors that could impact sales returns such as new product introductions. Sales return accruals were $33.9 million and $29.3 million at December 31, 2009 and 2008, respectively, and are included in *accrued rebates and returns* on our balance sheet. Returns reduced sales by $72.0 million, $64.7 million and $67.6 million for the years ended December 31, 2009, 2008 and 2007, respectively.

Income Taxes

The effective tax rate reflects statutory tax rates, tax planning opportunities available in the various jurisdictions in which we operate, including tax holidays, and management's estimate of appropriate reserves against uncertain tax positions. Significant judgment is required in determining the effective tax rate and in evaluating the uncertainty in tax positions.

The income tax provision prepared in the period following the IPO but preceding the split-off reflects a separate return methodology based on the actual legal entity structure as if we were a separate taxpayer in the respective jurisdictions with certain accommodations pursuant to a tax matters agreement as noted below. This is in contrast to the pre-IPO period in which the income tax provision was prepared on a separate return stand-alone methodology reflecting a hypothetical legal entity structure in which we were included in the tax grouping of other BMS entities within the respective entity's tax jurisdiction. The income tax provision prepared in the post split-off period reflects a separate return methodology based on the actual legal entity structure where we are a separate taxpayer in the respective jurisdictions.

The provision for income taxes has been determined using the asset and liability approach of accounting for income taxes. Under this approach, deferred taxes represent the future tax consequences expected to occur when the reported amounts of assets and liabilities are recovered or paid. The provision for income taxes represents income taxes paid or payable for the current year plus the change in deferred taxes during the year. Deferred taxes result from differences between the financial and tax basis of our assets and liabilities. Deferred tax assets and liabilities are measured using the currently enacted tax rates that apply to taxable earnings in effect for the years in which those tax attributes are expected to be recovered or paid, and are adjusted for changes in tax rates and tax laws when changes are enacted. The ultimate liability incurred by us may differ from the provision estimates based on a number of factors, including interpretations of tax laws and the resolution of examinations by the taxing authorities.

Valuation allowances are recorded to reduce deferred tax assets when it is more likely than not that a tax benefit will not be realized. The assessment of whether or not a valuation allowance is required often requires significant judgment including the long-range forecast of future taxable earnings and the evaluation of tax planning initiatives. Adjustments to the deferred tax valuation allowances are made to earnings in the period when such assessments are made.

Changes in recognized tax benefits and changes in valuation allowances could be material to our results of operations for any period, but are not expected to be material to our financial position.

On February 10, 2009, we entered into a tax matters agreement with BMS. This agreement governs the tax relationship between us and BMS for the tax periods through our December 23, 2009 split-off from BMS. Under this agreement, responsibility is allocated between BMS and its subsidiaries, and us for the payment of taxes resulting from filing (i) tax returns on a combined, consolidated or unitary basis and (ii) single entity tax returns for entities that have both MJN and non-MJN operations. Accordingly, BMS prepares returns for us for all periods during which we are included in a combined, consolidated or unitary group with BMS or any of its subsidiaries for federal, state, local or foreign tax purposes, as if we ourselves were filing as a combined, consolidated or unitary group. BMS also prepares returns for us for all periods during which a single-entity tax return is filed for an entity that has both MJN and non-MJN operations. We make payments to BMS and BMS makes payments to us with respect to such returns, as if such returns were actually required to be filed under the laws of the applicable taxing jurisdiction and BMS were the relevant taxing authority of such jurisdiction.

On December 18, 2009, we entered into an Amended and Restated Tax Matters Agreement with BMS. With respect to the period before the split-off, the Amended and Restated Tax Matters Agreement allocates the responsibility of BMS and its subsidiaries, and us for the payment of taxes in the same manner as discussed above with respect to the tax matters agreement. Pursuant to the Amended and Restated Tax Matters Agreement, we have consented to join BMS in electing to allocate items ratably between the portion of the taxable year in which we were included in the BMS consolidated tax group, and the short period beginning after the split-off and ending on December 31, 2009 when we are a separate taxpayer. Additionally under the Amended and Restated Tax Matters Agreement, BMS has agreed to indemnify us for (i) any tax attributable to a Mead Johnson legal entity for any taxable period ending on or before December 31, 2008, (ii) any tax arising solely as a result of the IPO and the restructuring which preceded the IPO, and (iii) any transaction tax associated with the split-off transaction. We have agreed to indemnify BMS for (i) any tax payable with respect to any separate return that we are required to file or cause to be filed, (ii) any tax incurred as a result of any gain which may be recognized by a member of the BMS affiliated group with respect to a transfer of certain foreign affiliates by us in preparation for the IPO, and (iii) any tax arising from the failure or breach of any representation or covenant made by us which failure or breach results in the intended tax consequences of the split-off transaction not being achieved. We recorded as an equity contribution certain deferred tax assets recorded from BMS as a result of the split-off.

As of December 31, 2009, based upon the terms of the tax matters agreement discussed above, we hold a net payable of $12.0 million to BMS. This payable is recorded in *U.S. and foreign income taxes payable* on our balance sheet. Effective with the split-off from BMS, we no longer are included in BMS' consolidated tax return.

Goodwill

Goodwill is tested for impairment using a two-step process on an annual basis or when current facts or circumstances indicate that a potential impairment may exist. The first step is to identify a potential impairment, and the second step measures the amount of the impairment loss, if any. Goodwill is deemed to be impaired if the carrying amount of a reporting unit's goodwill exceeds its estimated fair value. We complete our annual goodwill impairment assessment during the first quarter and monitor for any potential impairment in the remaining quarters, neither of which indicated an impairment of goodwill in 2009, 2008 or 2007.

Pension and Other Post Retirement Benefits

Prior to the separation from BMS, employees who met certain eligibility requirements participated in various defined benefit pension plans administered and sponsored by BMS, and our pension and post retirement plans were accounted for under a multi-employer plan. For pension plans in the United States, Canada, Taiwan and Mexico, costs associated with the pension plans were allocated to us on the basis of pensionable wages. We specifically identified the pension expense attributable to us for participants for the pension plans in the Philippines, Indonesia and the Netherlands.

As part of the separation, the BMS defined benefit pension plan assets and liabilities for our active U.S. employees were transferred to our U.S. defined benefit pension plan. Outside of the United States, BMS transferred to MJN defined benefit plans pension assets and liabilities allocable to employees transferring to MJN in certain countries.

Our pension plans and post retirement benefit plans are accounted for using actuarial valuations. Management is required to make significant subjective judgments about a number of actuarial assumptions, including discount rates, salary growth, long term returns on plan assets, retirement, turnover, health care costs trend rates and mortality rates. Depending on the assumptions and estimates used, the pension and post retirement benefit expense could vary within a range of outcomes and have a material effect on reported earnings. In addition, the assumptions can materially affect projected benefit obligations and future cash funding.

Our key assumptions used in calculating the cost of pension benefits are the discount rate, salary growth rate and expected long term returns on plan assets. In consultation with our actuaries, we have established the key actuarial assumptions and other assumptions used in calculating our cost of pension benefits, such as retirement, turnover and mortality rates, based on expectations or actual experience, as appropriate. Actual results in any given year may differ from those estimated because of economic and other factors.

The discount rate assumptions used to value the pension and post retirement benefit obligations reflect the yield on high quality corporate bonds that coincides with the cash flows of the plans' estimated payouts. The salary growth assumption we used for determining future pension obligations reflects an estimate of the change in actual future compensation levels due to general price levels, productivity, seniority and other factors. The U.S. plans' pension expense for 2009 was determined using discount rate of 7.00% and assumed salary growth rate of 3.56% and the benefit obligation at December 31, 2009, was determined using discount rate of 5.75% and assumed salary growth rate of 3.56%. In developing the expected rate of return on pension plan assets, we estimate returns for individual asset classes with input from external advisors. We also consider long term historical returns on the asset classes, the investment mix of plan assets, investment manager performance and projected future returns of the asset classes. The U.S. plans' pension expense for 2009 was determined using an expected long term rate of return on plan assets of 8.75% and will be 7.72% for 2010.

The following table shows the impact on pension expense of hypothetical changes in the rates assumed for the U.S. pension plan:

		Increase/(Decrease) in Expense		Increase/(Decrease) in Obligation	
(Dollars in millions)	**Change in Rate**	**Increase in Rate**	**Decrease in Rate**	**Increase in Rate**	**Decrease in Rate**
Impact of change in rates:					
Discount rate	+/-25 basis points	$ —	$ —	$ (7.6)	$ 7.8
Expected long-term rate of return on plan assets	+/-100 basis points	(1.6)	1.6	N/A	N/A

See "Item 8. Financial Statements" for additional information on our pension and post retirement benefits.

Issued but not yet Effective Accounting Standards

Effective January 1, 2010, Accounting Standards Codification (ASC) No. 810, *Consolidation,* will require companies to identify the primary beneficiary of a variable interest entity as the enterprise that has both the power to direct the activities of a variable interest entity that most significantly impacts the entity's economic performance, and the obligation to absorb losses or the right to receive benefits of the entity that could potentially be significant to the variable interest entity. Also effective January 1, 2010, ASC No. 810 will require on-going reassessments of whether an enterprise is the primary beneficiary and eliminates the quantitative approach previously required for determining the primary beneficiary. We do not expect these requirements to have a material effect on the consolidated financial statements.

Special Note Regarding Forward-Looking Statements

This Annual Report on Form 10-K and other written and oral statements we make from time to time contain certain "forward-looking" statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. You can identify these forward-looking statements by the fact they use words such as "should," "expect," "anticipate," "estimate," "target," "may," "project," "guidance," "intend," "plan," "believe" and other words and terms of similar meaning and expression in connection with any discussion of future operating or financial performance. You can also identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. Such forward-looking statements are based on current expectations and involve inherent risks and uncertainties, including factors that could delay, divert or change any of them, and could cause actual outcomes to differ materially from current expectations. These statements are likely to relate to, among other things, our goals, plans and projections regarding its financial position, results of operations, cash flows, market position, product development, product approvals, sales efforts, expenses, performance or results of current and anticipated products and the outcome of contingencies such as legal proceedings and financial results, which are based on current expectations that involve inherent risks and uncertainties, including internal or external factors that could delay, divert or change any of them in the next several years. We have included important factors in the cautionary statements included in "Item 1A. Risk Factors," that we believe could cause actual results to differ materially from any forward-looking statement.

Although we believe we have been prudent in our plans and assumptions, we can give no assurance that any goal or plan set forth in forward-looking statements can be achieved and we caution readers not to place undue reliance on such statements, which speak only as of the date made. We undertake no obligation to release publicly any revisions to forward-looking statements as a result of new information, future events or otherwise.

Item 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK.

We are exposed to certain market risks which exist as part of our on-going business operations. As a policy, we do not engage in speculative or leveraged transactions, nor do we hold or issue financial instruments for trading purposes.

Inflation

Our materials costs are influenced by inflation and fluctuations in global commodity prices, principally dairy, agricultural oils and tinplate. In addition, costs for construction, taxes, repairs, maintenance, insurance and media are all subject to inflationary pressures.

Foreign Exchange Risk

We are exposed to market risk due to changes in currency exchange rates. Our primary net foreign currency translation exposures are the Chinese renminbi, the Hong Kong dollar, the Philippine peso, the Mexican peso, the euro, the Malaysian ringitt and the Canadian dollar. In addition to these primary exposures, as a global business, we are exposed to foreign currency translation risk in all countries in which we do business whose local reporting currency is not the U.S. dollar. For example, in Venezuela, the application of hyperinflationary accounting coupled with the government-directed devaluation of the local currency and prohibitive currency controls will negatively impact our 2010 results as discussed within the Recent Development section of "Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations." Prior to the separation from BMS, we used derivative financial instruments indirectly through participation in the centralized hedging functions of BMS, which were designed primarily to minimize exposure to foreign currency risk, and we have continued to use derivative financial instruments for this purpose. We do not hold or issue derivative financial instruments for speculative purposes.

We use foreign currency contracts to hedge anticipated transactions on certain foreign currencies and designate these derivative instruments as foreign currency cash flow hedges when appropriate. If the derivative is designated as a cash flow hedge, the change in the fair value of the derivative is initially recorded in other comprehensive income and then recognized in our statement of earnings when the corresponding hedged item impacts our earnings. The foreign currency derivatives resulted in losses of $5.0 million, $0.9 million, and $2.6 million in the years ended December 31, 2009, 2008 and 2007, respectively. The impact of hedge ineffectiveness on our earnings was not material.

We enter into hedging and other foreign exchange management arrangements to reduce the risk of foreign currency exchange rate fluctuations to the extent that cost-effective derivative financial instruments or other non-derivative financial instrument approaches are available. Derivative financial instruments will not be used for speculative purposes. The intent of gains and losses on hedging transactions is to offset the respective gains and losses on the underlying exposures being hedged. While we attempt to mitigate some of this risk with hedging and other activities, our business will nevertheless remain subject to substantial foreign exchange risk from foreign currency translation exposures that we will not be able to manage through effective hedging or the use of other financial instruments.

The total notional amount of foreign currency derivative instruments at year-end 2009 was $64.2 million, representing a net settlement payable of approximately $3.3 million. All of these derivatives were hedges of anticipated transactions, transaction exposure, or existing assets or liabilities, and mature within 14 months. Assuming an unfavorable 10% change in year-end exchange rates, the settlement payable would have increased by approximately $7.5 million. The unfavorable changes would generally have been offset by favorable changes in the values of the underlying exposures.

Commodity Risk

We purchase certain products in the normal course of business, including dairy and agricultural oils, the costs of which are affected by global commodity changes. Therefore, we are exposed to some price volatility related to market conditions outside of our control.

We employ various purchasing and pricing contract techniques in an effort to minimize volatility. Generally, these techniques include unit pricing that is based on an average of commodity prices over a contractually defined period of time and setting fixed prices with suppliers. We do not generally make use of financial instruments to hedge commodity prices, partially because of these contract pricing techniques. As of December 31, 2009, we had no outstanding commodity derivative instruments.

Interest Rate Risk

We are exposed to changes in interest rates primarily as a result of our borrowing and investing activities used to maintain liquidity and fund business operations. Primary exposures include movements in U.S Treasury rates, London Interbank Offered Rates (LIBOR), and commercial paper rates. The nature and amount of our short-term and long-term debt can be expected to vary as a result of future business requirements, market conditions and other factors. Our debt obligations totaled $1.6 billion (including $10.4 million relating to the fair value of interest rate swaps adjustment). For information on our debt obligations, see Item 8. "Financial Statements."

In order to manage interest rate expense and to achieve a desired proportion of variable versus fixed rate debt, we have entered into interest rate swaps agreements. These derivatives are primarily accounted for as fair value hedges. Accordingly, changes in the fair value of these derivatives, along with changes in the fair value of the hedged debt obligations that are attributed to the hedged risk, are recognized in current period earnings. We had interest rate contracts with a total notional amount of $700.0 million at December 31, 2009. Assuming average variable debt levels during the year, a one percentage point increase in LIBOR would have increased interest expense by approximately $7 million in 2009.

Item 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA.

INDEX TO FINANCIAL STATEMENTS

REPORTS OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM 58

Audited Consolidated Financial Statements of Mead Johnson Nutrition Company:

Consolidated Statements of Earnings for the Years Ended December 31, 2009, 2008 and 2007 60

Consolidated Balance Sheets as of December 31, 2009 and 2008 61

Consolidated Statements of Comprehensive Income and Equity (Deficit) for the Years Ended December 31, 2009, 2008 and 2007 62

Consolidated Statements of Cash Flows for the Years Ended December 31, 2009, 2008 and 2007 63

Notes to Financial Statements 64

Schedule II—Valuation and Qualifying Accounts 94

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of
Mead Johnson Nutrition Company
Glenview, Illinois

We have audited the accompanying consolidated balance sheets of Mead Johnson Nutrition Company and subsidiaries (the "Company") as of December 31, 2009 and 2008, and the related consolidated statements of earnings, comprehensive income and equity (deficit), and cash flows for each of the three years in the period ended December 31, 2009. Our audits also included the financial statement schedule listed in the Index at Item 8. These financial statements and financial statement schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statements and financial statement schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Mead Johnson Nutrition Company and subsidiaries as of December 31, 2009 and 2008, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2009, in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, such financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

As discussed in Note 4 to the consolidated financial statements, the financial statements include allocations of expenses from Bristol-Myers Squibb Company for the years ended 2008 and 2007. These allocations may not be reflective of the actual level of costs or debt which would have been incurred had the Company operated as a separate entity apart from Bristol-Myers Squibb Company.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company's internal control over financial reporting as of December 31, 2009, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 25, 2010 expressed an unqualified opinion on the Company's internal control over financial reporting.

/s/ DELOITTE & TOUCHE LLP

Parsippany, New Jersey
February 25, 2010

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of
Mead Johnson Nutrition Company
Glenview, Illinois

We have audited the internal control over financial reporting of Mead Johnson Nutrition Company and subsidiaries (the "Company") as of December 31, 2009, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Controls Over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed by, or under the supervision of, the company's principal executive and principal financial officers, or persons performing similar functions, and effected by the company's board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2009, based on the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements and financial statement schedule as of and for the year ended December 31, 2009 of the Company and our report dated February 25, 2010 expressed an unqualified opinion on those financial statements and financial statement schedule.

/s/ DELOITTE & TOUCHE LLP

Parsippany, New Jersey
February 25, 2010

AUDITED CONSOLIDATED FINANCIAL STATEMENTS OF MEAD JOHNSON NUTRITION COMPANY

MEAD JOHNSON NUTRITION COMPANY

CONSOLIDATED STATEMENTS OF EARNINGS
YEARS ENDED DECEMBER 31, 2009, 2008, AND 2007
(Dollars and Shares in millions, except Per Share Data)

	December 31,		
	2009	2008	2007
NET SALES	$ 2,826.5	$ 2,882.4	$ 2,576.4
COST OF PRODUCTS SOLD	974.7	1,079.8	948.7
GROSS PROFIT	1,851.8	1,802.6	1,627.7
EXPENSES:			
SELLING, GENERAL AND ADMINISTRATIVE	665.3	651.7	575.2
ADVERTISING AND PRODUCT PROMOTION	401.9	369.3	318.5
RESEARCH AND DEVELOPMENT	71.9	72.8	67.2
OTHER EXPENSES—NET	33.1	13.1	3.6
EARNINGS BEFORE INTEREST AND INCOME TAXES	679.6	695.7	663.2
INTEREST EXPENSE—NET	(92.6)	(43.3)	—
EARNINGS BEFORE INCOME TAXES	587.0	652.4	663.2
PROVISION FOR INCOME TAXES	(176.4)	(251.4)	(233.6)
NET EARNINGS	410.6	401.0	429.6
Less Net Earnings attributable to noncontrolling interests	(11.0)	(7.1)	(7.1)
NET EARNINGS ATTRIBUTABLE TO SHAREHOLDERS	$ 399.6	$ 393.9	$ 422.5
Earnings per Common Share—Basic			
Net Earnings attributable to shareholders	$ 1.99	$ 2.32	$ 2.49
Earnings per Common Share—Diluted			
Net Earnings attributable to shareholders	$ 1.99	$ 2.32	$ 2.49
Weighted Average Shares	200.6	170.0	170.0
Dividends declared per Common Share	$ 0.70		

The accompanying notes are an integral part of these financial statements.

MEAD JOHNSON NUTRITION COMPANY

CONSOLIDATED BALANCE SHEETS
DECEMBER 31, 2009 AND 2008
(Dollars in millions)

	December 31, 2009	December 31, 2008
ASSETS		
CURRENT ASSETS:		
Cash and Cash Equivalents	$ 561.1	$ —
Receivables—net of allowances of $6.2 and $7.0, respectively	317.6	262.7
Note Receivable	30.0	—
Inventories	309.9	354.3
Deferred Income Taxes—net of valuation allowance	89.4	70.9
Foreign Income Taxes Receivable	5.6	4.5
Prepaid Expenses and Other Assets	22.5	24.7
Total Current Assets	1,336.1	717.1
Property, Plant, and Equipment—net	501.4	453.6
Goodwill	117.5	117.5
Other Intangible Assets—net	50.5	39.2
Deferred Income Taxes—net of valuation allowance	16.0	2.0
Other Assets	48.8	32.0
TOTAL	$ 2,070.3	$ 1,361.4
LIABILITIES AND EQUITY (DEFICIT)		
CURRENT LIABILITIES:		
Short Term Borrowings	$ 120.0	$ —
Accounts Payable	361.3	198.5
Dividends Payable	41.0	—
Accrued Expenses	206.6	129.2
Accrued Rebates and Returns	268.2	250.6
Deferred Income—current	19.9	18.1
Deferred Income Taxes—current	0.1	0.1
U.S. and Foreign Income Taxes Payable	83.1	13.2
Related Party Payables—net	—	43.1
Total Current Liabilities	1,100.2	652.8
Related Party Debt—noncurrent	—	2,000.0
Long-Term Debt	1,484.9	—
Deferred Income—noncurrent	2.8	6.4
Deferred Income Taxes—noncurrent	5.1	78.6
Pension, Post Retirement and Post Employment Liabilities	123.6	—
Other Liabilities	18.0	19.1
Total Liabilities	2,734.6	2,756.9
COMMITMENTS AND CONTINGENCIES		
EQUITY (DEFICIT)		
BMS Investment	—	(1,385.4)
Shareholders' Equity		
Common Stock, $0.01 par value: 4,200 authorized, 204.5 issued and outstanding	2.0	—
Additional Paid-in (Distributed) Capital	(797.4)	—
Retained Earnings	206.1	—
Accumulated Other Comprehensive Income (Loss)	(85.6)	(15.5)
Total Shareholders' Equity (Deficit)	(674.9)	(1,400.9)
Noncontrolling Interests	10.6	5.4
Total Equity (Deficit)	(664.3)	(1,395.5)
TOTAL	$ 2,070.3	$ 1,361.4

The accompanying notes are an integral part of these financial statements.

MEAD JOHNSON NUTRITION COMPANY

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME AND EQUITY (DEFICIT)
YEARS ENDED DECEMBER 31, 2009, 2008, AND 2007
(Dollars in millions)

	Total Equity (Deficit)	BMS Investment	Common Stock	Additional Paid-in (Distributed) Capital	Retained Earnings	Non-controlling Interest	Accumulated Other Comprehensive Income (Loss)	Comprehensive Income (Loss)
BALANCE—January 1, 2007	$ 592.3	$ 582.7	$ —	$ —	$ —	$ 6.5	$ 3.1	
Net transfers (to) from BMS	(391.0)	(391.0)						
Cumulative effect of adoption of new accounting pronouncement	(4.8)	(4.8)						
Distributions to noncontrolling interest	(6.6)					(6.6)		
Comprehensive income (loss):								
Net earnings	429.6	422.5				7.1		$ 429.6
Foreign currency translation adjustment, net of tax, $9.4	18.3						18.3	18.3
Total comprehensive income (loss)								447.9
Less: comprehensive income attributable to noncontrolling interests								7.1
Comprehensive income attributable to shareholders								$ 440.8
BALANCE—December 31, 2007	$ 637.8	$ 609.4	$ —	$ —	$ —	$ 7.0	$ 21.4	
Net transfers (to) from BMS	(388.7)	(388.7)						
Related party debt	(2,000.0)	(2,000.0)						
Distributions to noncontrolling interest	(11.7)					(11.7)		
Comprehensive income (loss):								
Net earnings	401.0	393.9				7.1		$ 401.0
Foreign currency translation adjustment, net of tax, $(6.5)	(39.1)					3.0	(42.1)	(42.1)
Deferred gains (losses) on derivatives qualifying as hedges, net of tax of $1.9	5.2						5.2	5.2
Total comprehensive income (loss)								364.1
Less: comprehensive income attributable to noncontrolling interests								7.1
Comprehensive income attributable to shareholders								$ 357.0
BALANCE—December 31, 2008	$(1,395.5)	$ (1,385.4)	$ —	$ —	$ —	$ 5.4	$ (15.5)	
Net transfers (to) from BMS	(241.5)	(290.2)		48.7				
Conversion of BMS investment in Common Stock	—	1,624.2	1.7	(1,644.6)			18.7	
Issuance of Common Stock in connection with initial public offering, net of offering costs	782.3		0.3	782.0				
Amortization of equity-based compensation awards granted to employees	17.7	1.2		16.5				
Distributions to noncontrolling interests	(5.8)					(5.8)		
Assumptions of accumulated unrealized gains (losses) on pension and other post retirement benefits, net of tax of $(54.7)	(97.5)						(97.5)	
Cash dividends declared	(143.3)				(143.3)			
Comprehensive income (loss):								
Net earnings, January 1, 2009 – February 10, 2009	50.2	50.2						$ 50.2
Net earnings, February 11, 2009 – December 31, 2009	360.4				349.4	11.0		360.4
Foreign currency translation adjustment, net of tax of $2.8	25.9						25.9	25.9
Deferred gains (losses) on derivatives qualifying as hedges, net of tax of $(2.9)	(8.1)						(8.1)	(8.1)
Deferred gains (losses) on pension and other post retirement benefits, net of tax of $(6.4)	(9.1)						(9.1)	(9.1)
Total comprehensive income (loss)								419.3
Less: comprehensive income attributable to noncontrolling interests								11.0
Comprehensive income attributable to shareholders								$ 408.3
BALANCE—December 31, 2009	$ (664.3)	$ —	$ 2.0	$ (797.4)	$ 206.1	$ 10.6	$ (85.6)	

The accompanying notes are an integral part of these consolidated financial statements.

MEAD JOHNSON NUTRITION COMPANY

CONSOLIDATED STATEMENTS OF CASH FLOWS
YEARS ENDED DECEMBER 31, 2009, 2008, AND 2007
(Dollars in millions)

	December 31,		
	2009	2008	2007
CASH FLOWS FROM OPERATING ACTIVITIES:			
Net Earnings	$ 410.6	$ 401.0	$ 429.6
Adjustments to Reconcile Net Earnings to Net Cash Provided by Operating Activities:			
Depreciation and Amortization	58.9	52.1	51.0
Provisions for Bad Debts	0.4	0.6	22.3
Deferred Income Taxes	(20.5)	6.0	4.6
Stock-Based Compensation Expense	17.7	9.2	6.9
Gain on Sale of Intangible Assets	(11.9)	—	(2.9)
Other	0.7	(0.1)	0.1
Change in Operating Assets and Liabilities:			
Receivables	(31.8)	(0.9)	(15.9)
Inventories	45.9	(79.9)	(29.6)
Prepaid Expenses and Other Assets	(6.3)	—	(10.4)
Accounts Payable, Accrued Expenses, and Deferred Income	69.5	103.0	46.5
Accrued Rebates and Returns	13.7	(5.9)	(27.6)
U.S. and Foreign Income Taxes Payable	37.5	4.4	(7.9)
Pension, Post Retirement and Post Employment Liabilities	(9.0)	—	—
Other Liabilities	1.2	(0.5)	12.0
Net Cash Provided by Operating Activities	576.6	489.0	478.7
CASH FLOWS FROM INVESTING ACTIVITIES:			
Payments for Capital Expenditures	(95.8)	(81.1)	(78.4)
Proceeds from Sale of Equipment	2.6	1.7	1.2
Proceeds from Sale of Intangible Assets	11.9	—	3.0
Net Cash Used in Investing Activities	(81.3)	(79.4)	(74.2)
CASH FLOWS FROM FINANCING ACTIVITIES:			
Proceeds from Short-term Borrowings	200.0	—	—
Repayments of Short-term Borrowings	(80.0)	—	—
Proceeds from Initial Public Offering, net of offering costs	782.3	—	—
Repayment of Related Party Debt and Lease	(2,348.1)	—	—
Promissory Note from BMS	(30.0)	—	—
Net Transfers (to) from BMS, excluding non-cash items	137.7	(397.9)	(397.9)
Long-term Debt Borrowings, net of original issue discount	1,495.3	—	—
Cash Dividends Paid	(102.3)	—	—
Distributions to Noncontrolling Interests	(5.8)	(11.7)	(6.6)
Net Cash Provided by (Used in) Financing Activities	49.1	(409.6)	(404.5)
Effects of Changes in Exchange Rates on Cash and Cash Equivalents	16.7	—	—
NET INCREASE IN CASH AND CASH EQUIVALENTS	561.1	—	—
CASH AND CASH EQUIVALENTS:			
Beginning of Year	—	—	—
End of Year	$ 561.1	$ —	$ —
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:			
Noncash Financing Activities—Related Party Debt Issuance/(Reduction)	$ (250.0)	$2,000.0	$ —

The accompanying notes are an integral part of these financial statements.

1. ORGANIZATION

Mead Johnson Nutrition Company (MJN or the Company) manufactures, distributes and sells infant formulas, children's nutrition and other nutritional products. MJN has a broad product portfolio, which extends across routine and specialty infant formulas, children's milks and milk modifiers, pediatric vitamins, dietary supplements for pregnant and breastfeeding mothers, and products for metabolic disorders. These products are generally sold to wholesalers and retailers and are promoted to healthcare professionals, and, where permitted by regulation or policy, directly to consumers.

2. INITIAL PUBLIC OFFERING AND SEPARATION ACTIVITIES

MJN historically operated as a wholly owned subsidiary of Bristol-Myers Squibb Company (BMS). On January 31, 2009, BMS transferred to MJN the non-U.S. businesses of MJN through a sale of shares, sale of assets and contributions of stock with some exceptions as described below. The consideration for these transfers was in the form of cash, which was contributed or otherwise provided by BMS, and the issuance by MJN's subsidiaries of foreign notes to BMS subsidiaries related to the purchase of assets or shares in Indonesia, Malaysia, the Netherlands and the Philippines. The terms of these foreign notes were substantially similar, except that the principal amount of each note varied by jurisdiction. The aggregate principal amount of the foreign notes was $597.0 million and the rate of interest per annum on each note was equal to LIBOR plus 0.75%.

Also on January 31, 2009, MJN entered into an employee matters agreement with BMS that included the allocation of assets and liabilities related to certain employee benefit, pension, welfare, compensation, employment, severance and termination-related matters.

On February 17, 2009, MJN completed the initial public offering (IPO) of 34.5 million shares of Class A common stock at a price of $24.00 per share. The net proceeds from the IPO, after deducting a total of $45.7 million of underwriting discounts, commissions and offering expenses, totaled $782.3 million. All of the net proceeds of the IPO were paid to BMS and were used to (i) repay in full $597.0 million of the foreign notes payable to subsidiaries of BMS and (ii) satisfy payables and other obligations owing to one or more subsidiaries of BMS.

Immediately following the IPO, there were 76.8 million outstanding shares of Class A common stock and 127.7 million outstanding shares of Class B common stock. The holders of Class A common stock and Class B common stock generally had identical rights, except that holders of Class A common stock were entitled to one vote per share while holders of Class B common stock were entitled to 10 votes per share on all matters voted upon by stockholders (including the election and removal of directors). Of the Class A and Class B common stock outstanding immediately following the IPO, BMS beneficially owned 42.3 million shares of Class A common stock and all of the Class B common stock. This represented 83.1% of the total outstanding shares of combined common stock, and 97.5% of the combined voting power. MJN sold 34.5 million shares of Class A common stock, or 16.9% of the total outstanding shares of combined common stock, to the public.

On November 15, 2009, BMS announced an exchange offer whereby BMS shareholders could exchange a portion of BMS common stock for MJN stock. Prior to the completion of the exchange offer, BMS converted all its MJN Class B common stock into MJN Class A common stock. The exchange offer was completed on December 23, 2009, resulting in the split-off of MJN and the disposal of BMS's entire ownership and voting interest in MJN.

Expensed transaction costs for the IPO recorded within *selling, general, and administrative expense* for the years ended December 31, 2009 and 2008, were $31.0 million and $41.8 million, respectively.

3. ACCOUNTING POLICIES

Basis of Presentation—The financial statements present the results of operations, financial position, and cash flows of Mead Johnson Nutrition Company and its majority-owned and controlled subsidiaries. Intercompany transactions and accounts are eliminated in consolidation. Prior to the IPO, the financial statements were derived from the consolidated financial statements and records of BMS, principally from statements and records representing the MJN business. The Company prepared the accompanying consolidated financial statements in accordance with accounting principles generally accepted in the United States of America (GAAP).

Certain prior-year amounts have been reclassified to conform to the current-year presentation, including accrued interest payable to BMS of $43.1 million as of December 31, 2008, that was reclassified from *accrued expenses* to *related party payables-net*.

Use of Estimates—The preparation of financial statements in conformity with GAAP requires the use of estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and contingent liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. The most significant assumptions are employed in estimates used in determining values of sales rebate and return accruals, income tax assets, income tax liabilities, income tax expense and legal liabilities, as well as in estimates used in applying the revenue recognition policy and accounting for stock-based compensation costs and retirement and post retirement benefits (including the actuarial assumptions). Actual results may or may not differ from estimated results.

Revenue Recognition—MJN recognizes revenue when substantially all the risks and rewards of ownership have transferred to the customer. Revenue is recognized on the date of receipt by the purchaser. Revenues are reduced at the time of recognition to reflect expected returns that are estimated based on historical experience and business trends. Additionally, provisions are made at the time of revenue recognition for discounts, Women, Infants and Children (WIC) rebates and estimated sales allowances based on historical experience, updated for changes in facts and circumstances, as appropriate. Such provisions are recorded as a reduction of revenue. The Company offers sales incentives to customers and consumers through various programs consisting primarily of customer pricing allowances, merchandising funds and consumer coupons. The cost of these programs is recognized as incurred and recorded as a reduction of revenue.

WIC rebate accruals were $199.9 million and $194.7 million at December 31, 2009 and 2008, respectively, and are included in *accrued rebates and returns* on the Company's balance sheet. MJN participates on a competitive bidding basis in nutrition programs sponsored by states, tribal governments, the Commonwealth of Puerto Rico, and U.S. territories for WIC. Under these programs, MJN reimburses these entities for the difference between wholesaler list price and the contract price on eligible products. The Company accounts for WIC rebates by establishing an accrual in an amount equal to the Company's estimate of WIC rebate claims attributable to a sale. MJN determines its estimate of the WIC rebate accrual primarily based on historical experience regarding WIC rebates and current contract prices under the WIC programs. The Company considers levels of inventory in the distribution channel, new WIC contracts, terminated WIC contracts, changes in existing WIC contracts and WIC participation, and adjusts the accrual periodically throughout the year to reflect actual expense. Rebates under the WIC program reduced revenues by $735.7 million, $796.0 million, and $847.8 million in the years ended December 31, 2009, 2008, and 2007, respectively.

Sales return accruals were $33.9 million and $29.3 million at December 31, 2009 and 2008, respectively, and are included in *accrued rebates and returns* on the Company's balance sheet. The Company accounts for sales returns by establishing an accrual in an amount equal to its estimate of sales recorded for which the related

products are expected to be returned. The Company determines its estimate of the sales return accrual primarily based on historical experience regarding sales returns, but also considers other factors that could impact sales returns such as new product introductions.

Income Taxes—The income tax provision prepared in the period following the IPO but preceding the split-off reflects a separate return methodology based on the actual legal entity structure as if the Company were a separate taxpayer in the respective jurisdictions with certain accommodations pursuant to a tax matters agreement as noted below. This is in contrast to the pre-IPO period in which the income tax provision was prepared on a separate return stand-alone methodology reflecting a hypothetical legal entity structure in which the Company was included in the tax grouping of other BMS entities within the respective entity's tax jurisdiction. The income tax provision prepared in the post split-off period reflects a separate return methodology based on the actual legal entity structure where we are a separate taxpayer in the respective jurisdictions.

The provision for income taxes has been determined using the asset and liability approach of accounting for income taxes. Under this approach, deferred taxes represent the future tax consequences expected to occur when the reported amounts of assets and liabilities are recovered or paid. The provision for income taxes represents income taxes paid or payable for the current year plus the change in deferred taxes during the year. Deferred taxes result from differences between the financial and tax basis of the Company's assets and liabilities. Deferred tax assets and liabilities are measured using the currently enacted tax rates that apply to taxable earnings in effect for the years in which those tax attributes are expected to be recovered or paid, and are adjusted for changes in tax rates and tax laws when changes are enacted.

Valuation allowances are recorded to reduce deferred tax assets when it is more likely than not that a tax benefit will not be realized. The assessment of whether or not a valuation allowance is required often requires significant judgment including the long-range forecast of future taxable earnings and the evaluation of tax planning initiatives. Adjustments to the deferred tax valuation allowances are made to earnings in the period when such assessments are made.

In the pre-IPO period, with the exception of Mead Johnson-dedicated entities, the Company did not maintain taxes payable to or from BMS as the Company was deemed to settle the annual current tax balances immediately with the tax paying legal entities in the respective jurisdictions. These settlements were reflected as changes in equity (deficit).

On January 1, 2007, the Company adopted a new pronouncement for the accounting for uncertain tax provisions resulting in the derecognition of $4.8 million of previously recognized tax benefits; this was accounted for as a decrease to equity.

Interest and penalties are classified as a component of *provision for income taxes*.

On February 10, 2009, MJN entered into a tax matters agreement with BMS. This agreement governs the tax relationship between the Company and BMS for the tax periods through the December 23, 2009 split-off of the Company from BMS. Under this agreement, responsibility is allocated between BMS and its subsidiaries, and MJN for the payment of taxes resulting from filing (i) tax returns on a combined, consolidated or unitary basis and (ii) single entity tax returns for entities that have both MJN and non-MJN operations. Accordingly, BMS prepares returns for MJN for all periods during which MJN is included in a combined, consolidated or unitary group with BMS or any of its subsidiaries for federal, state, local or foreign tax purposes, as if MJN itself were filing as a combined, consolidated or unitary group. BMS also prepares returns for the Company for all periods during which a single-entity tax return is filed for an entity that has both MJN and non-MJN operations. MJN makes payments to BMS and BMS makes payments to the Company with respect to such returns, as if such returns were actually required to be filed under the laws of the applicable taxing jurisdiction and BMS were the relevant taxing authority of such jurisdiction.

On December 18, 2009, the Company and BMS entered into an Amended and Restated Tax Matters Agreement. With respect to the period before the split-off, the Amended and Restated Tax Matters Agreement allocates the responsibility of BMS and its subsidiaries, and MJN for the payment of taxes in the same manner as discussed above with respect to the tax matters agreement. Pursuant to the Amended and Restated Tax Matters Agreement, the Company has consented to join BMS in electing to allocate items ratably between the portion of the taxable year in which the Company was included in the BMS consolidated tax group, and the short period beginning after the split-off and ending December 31, 2009 when the Company is a separate taxpayer. Additionally under the Amended and Restated Tax Matters Agreement, BMS has agreed to indemnify the Company for (i) any tax attributable to a Mead Johnson legal entity for any taxable period ending on or before December 31, 2008, (ii) any tax arising solely as a result of the IPO and the restructuring which preceded the IPO, and (iii) any transaction tax associated with the split-off transaction. The Company has agreed to indemnify BMS for (i) any tax payable with respect to any separate return that the Company is required to file or cause to be filed, (ii) any tax incurred as a result of any gain which may be recognized by a member of the BMS affiliated group with respect to a transfer of certain foreign affiliates by the Company in preparation for the IPO, and (iii) any tax arising from the failure or breach of any representation or covenant made by the Company which failure or breach results in the intended tax consequences of the split-off transaction not being achieved. The Company recorded as an equity contribution certain deferred tax assets received from BMS as a result of the split-off.

As of December 31, 2009, based upon the terms of the tax matters agreement discussed above, the Company holds a net payable of $12.0 million to BMS. This payable is recorded in *U.S. and foreign income taxes payable* on the Company's balance sheet. Effective with the split-off of the Company from BMS, the Company no longer is included in BMS' consolidated tax return.

Cash and Cash Equivalents—Cash and cash equivalents consist of bank deposits, time deposits and money market funds. Cash equivalents are primarily highly liquid investments with original maturities of three months or less at the time of purchase and are recorded at cost, which approximates fair value. The Company maintains cash and cash equivalent balances in U.S. dollars and foreign currencies which are subject to currency rate risk.

Inventory Valuation—Inventories are stated at average cost, not in excess of market.

Capital Assets and Depreciation—Expenditures for additions and improvements are capitalized at cost. Depreciation is generally computed on a straight-line method based on the estimated useful lives of the related assets. The estimated useful lives of the major classes of depreciable assets are 50 years for buildings and 3 to 40 years for machinery, equipment, and fixtures. Maintenance and repair costs are expensed as incurred.

Impairment of Long-Lived Assets—The Company periodically evaluates whether current facts or circumstances indicate that the carrying value of its depreciable assets to be held and used may not be recoverable. If such circumstances are determined to exist, an estimate of undiscounted future cash flows produced by the long-lived asset, or the appropriate grouping of assets, is compared to the carrying value to determine whether impairment exists. If an asset is determined to be impaired, the loss is measured based on the difference between the asset's fair value and its carrying value. An estimate of the asset's fair value is based on quoted market prices in active markets, if available. If quoted market prices are not available, the estimate of fair value is based on various valuation techniques, including a discounted value of estimated future cash flows. The Company reports an asset to be disposed of at the lower of its carrying value or its estimated net realizable value.

Capitalized Software—Certain costs to obtain internal use software for significant systems projects are capitalized and amortized over the estimated useful life of the software, which ranges from 3 to 7 years. Costs to obtain software for projects that are not significant are expensed as incurred.

Goodwill—Goodwill is tested for impairment using a two-step process on an annual basis or when current facts or circumstances indicate that a potential impairment may exist. The first step is to identify a potential impairment, and the second step measures the amount of the impairment loss, if any. Goodwill is deemed to be impaired if the carrying amount of a reporting unit's goodwill exceeds its estimated fair value. The Company

completes its annual goodwill impairment assessment during the first quarter and monitors for any potential impairment in the remaining quarters, neither of which indicated an impairment of goodwill in 2009, 2008 or 2007.

Contingencies—In the normal course of business, the Company is subject to loss contingencies, such as legal proceedings and claims arising out of its business, that cover a wide range of matters, including, among others, government investigations, product and/or environmental, health, and safety liabilities, and tax matters. The Company records accruals for such loss contingencies when it is probable that a liability will be incurred and the amount of loss can be reasonably estimated. The Company does not recognize gain contingencies until realized. For a discussion of contingencies, see Note 7 on "Income Taxes" and Note 20 on "Contingencies."

Derivative Financial Instruments—Derivative financial instruments are used by the Company principally in the management of its interest rate and foreign currency exposures. The Company does not hold or issue derivative financial instruments for speculative purposes.

The Company records all derivative instruments on the balance sheet at fair value. If the derivative is designated as a fair value hedge, both the changes in the fair value of the derivative and of the hedged item attributable to the hedged risk are recognized in the consolidated statements of earnings; cash flows are classified consistent with the underlying hedged item. If the derivative is designated as a cash flow hedge, the effective portions of changes in the fair value of the derivative are recorded in *accumulated other comprehensive income (loss)* and are subsequently recognized in the consolidated statements of earnings when the hedged item affects earnings; cash flows are classified consistent with the underlying hedged item. For purchased foreign currency options, the entire change in fair value is included in the measurement of hedge effectiveness for cash flow hedges. Ineffective portions of changes in the fair value of cash flow hedges, if any, are recognized as a charge or credit to earnings. If the specific hedge criteria are not met, changes in a derivative's fair value are recognized in earnings.

The Company designates and assigns derivatives as hedges of forecasted transactions, specific assets or specific liabilities. When hedged assets or liabilities are sold or extinguished or the forecasted transactions being hedged are no longer expected to occur, the Company immediately recognizes the gain or loss on the designated hedging financial instruments in the consolidated statements of earnings.

Pension and Other Post Retirement Benefits—The funded status of the Company's defined pension and post retirement benefits is measured as the difference between the fair value of plan assets and the benefit obligation. For the defined benefit plans, the benefit obligation is the projected benefit obligation; for any other defined benefit post retirement plan, the benefit obligation is the accumulated post retirement benefit obligation. The net over- or under-funded status is recognized as an asset or a liability on the balance sheet. Any unrecognized actuarial gain or loss, or service cost or benefit is reported as a component of the *accumulated other comprehensive income* in equity.

Shipping and Handling Costs—The Company typically does not charge customers for shipping and handling costs. Shipping and handling costs, including warehousing expenses, were $68.5 million, $82.9 million, and $76.2 million in the years ended December 31, 2009, 2008, and 2007, respectively, and are included in *selling, general and administrative expenses.*

Advertising Costs—Advertising costs are expensed as incurred and were $136.9 million, $115.3 million, and $92.9 million in the years ended December 31, 2009, 2008, and 2007, respectively.

Research and Development—Research and development costs are expensed as incurred.

Foreign Currency Translation—The statements of earnings of the Company's foreign subsidiaries are translated into U.S. dollars using average exchange rates for the period. The net assets of the Company's foreign subsidiaries are translated into U.S. dollars using exchange rates as of the balance sheet date. The U.S. dollar effects that arise from translating the net assets of these subsidiaries at changing rates are recorded in the foreign currency translation adjustment account, which is included in *accumulated other comprehensive income (loss).*

Recently Issued Accounting Standards—In June 2009, the Financial Accounting Standards Board (FASB) issued the FASB Accounting Standards Codification and the Hierarchy of GAAP (Codification). The Codification is the single official source of authoritative U.S. accounting and reporting standards applicable for all nongovernmental entities, with the exception of guidance issued by the Securities and Exchange Commission. The Codification did not change GAAP, but organized it into an online research system sorted by individual accounting topics, which are further divided into subtopics. The FASB now issues new standards in the form of Accounting Standards Updates (ASC). The Codification is effective for financial statements issued for periods ending after September 15, 2009. The adoption of the Codification did not have a material impact on the Company's financial statements.

Effective January 1, 2009, the Company retrospectively adopted ASC No. 810, *Consolidation*. ASC No. 810 requires the ownership interests in subsidiaries held by parties other than the parent be clearly identified, labeled and presented in the consolidated statement of financial position within equity, but separate from the parent's equity. This topic also requires the amount of consolidated net earnings attributable to the parent and to the noncontrolling interest be clearly identified and presented on the face of the consolidated statement of earnings. Changes in a parent's ownership interest while the parent retains its controlling financial interest in its subsidiary must be accounted for consistently, and when a subsidiary is deconsolidated, any retained noncontrolling equity investment in the former subsidiary must be initially measured at fair value. This topic also requires entities to provide sufficient disclosures that clearly identify and distinguish between the interests of the parent and the interests of the noncontrolling owners.

Effective January 1, 2009, the Company adopted ASC No. 815-10-65-1, *Derivatives and Hedging*, requiring that objectives for using derivative instruments be disclosed in terms of underlying risk and accounting designation. The fair value of derivative instruments and their gains and losses are presented in tabular format in order to present a more complete picture of the effects of using derivative instruments.

Effective June 30, 2009, the Company adopted ASC No. 855, *Subsequent Events*. ASC No. 855 includes guidance for the accounting and disclosure of events that happen after the date of the balance sheet but before the release of the financial statements. The adoption of this topic did not have a material effect on the Company's consolidated financial statements. In February 2010, the FASB issued Accounting Standards Update No. 2010-09, *Subsequent Events (Topic 855): Amendments to Certain Recognition and Disclosure Requirements*. The Company adopted the amendments upon issuance with no material impact on the consolidated financial statements.

4. ACTIVITIES WITH FORMER PARENT, BMS

MJN entered into transactions with BMS and its subsidiaries for the sale of inventory and services provided to and received from BMS pharmaceutical divisions in various markets worldwide, as well as corporate services provided by BMS for the financial statement periods presented. Product transfers from BMS to MJN were made at various transfer prices. For the year ended December 31, 2009, MJN had sales to BMS of $84.2 million. There were no sales to BMS in 2008 and 2007. Purchases of goods from BMS and its subsidiaries were $13.6 million, $27.0 million, and $23.2 million for the years ended December 31, 2009, 2008, and 2007, respectively.

Prior to the IPO, the Company was allocated costs for various services from BMS. Management considers such allocations have been made on a reasonable basis, but may not, however, reflect the expense MJN would have incurred as a stand-alone company.

On January 31, 2009, MJN entered into a transition services agreement (TSA) with BMS whereby BMS agreed to provide MJN with various corporate support services (the BMS Services) and MJN agreed to provide BMS with certain services (the MJN Services). The TSA was amended and restated on December 18, 2009. The BMS Services and the MJN Services will continue for a specified initial term, which will vary with the types of services to be provided, unless earlier terminated or extended according to the terms of the TSA, none of which extend beyond December 31, 2011. MJN will pay BMS mutually agreed-upon fees for the BMS Services and BMS will pay MJN

mutually agreed-upon fees for the MJN Services. The statement of earnings for the year ended December 31, 2009, includes expenses related to the TSA. Total net costs for the year ended December 31, 2009, were $58.3 million. For the years ended December 31, 2008, and 2007, total net costs to MJN were $112.1 million and $90.1 million, respectively, as allocated from BMS based on either the ratio of MJN's annual net sales or headcount to BMS' comparable consolidated net sales or headcount. Additionally, MJN allocated charges of $19.6 and $21.6 million for the years ended December 31, 2008 and 2007, respectively to BMS in various markets worldwide, and was allocated charges of $20.2 million and $18.4 million for the years ended December 31, 2008 and 2007 respectively, from BMS.

On August 26, 2008, MJN declared and issued a dividend in the form of a 10-year intercompany note to BMS in the amount of $2.0 billion, which was recorded as a reduction of equity. The note had an annual interest rate of 6.1% with interest payments settled no less than annually.

On February 17, 2009, this note payable was amended and restructured into three separate notes in the amounts of $744.2 million, $500.0 million and $500.0 million. In November 2009, the Company repaid these notes to BMS in full. See Note 13 for discussion on the Company's short-term borrowings and long-term debt.

During the years ended December 31, 2009 and 2008, interest expense on the notes with BMS was $87.4 million and $43.1 million, respectively. For the year ended December 31, 2009, cash interest paid to BMS was $130.5 million.

On January 31, 2009, Mead Johnson Nutricionales de Mexico, S. De R.L. de C.V., a subsidiary of MJN, entered into an agreement with BMS to lease all of the property, plant and equipment assets at the manufacturing facility in Delicias, Mexico, for 20 years. The lease qualified as a capital lease, and is included in the Company's financial statements for all periods. As part of the split from BMS, MJN purchased these assets for $48.7 million plus the applicable taxes in December 2009, and the lease was terminated. The liability related to this purchase is included in *accounts payable* and was paid in full in January 2010.

On December 15, 2009, the China services agreement with BMS was terminated and the 89% ownership interest of Mead Nutritionals (China) Ltd. was transferred from BMS to MJN.

With the exception of the net proceeds from the IPO and the split from BMS, the impact of the separation activities and IPO, as described above, on equity are captured in *net transfers (to) from BMS* on the consolidated statements of comprehensive income and equity (deficit). The components of *net transfers (to) from BMS* on the consolidated statements of comprehensive income and equity (deficit) and the related cash flows for the year ended December 31, 2009, were as follows:

(In millions)	**Statement of Comprehensive Income and Equity (Deficit) – Changes in Equity**	**Statement of Cash Flows – Financing Activities**
Establishment of foreign notes/repayment of related party debt to BMS	$ (597.0)	$ (597.0)
Repayment of related party notes payable		(1,751.1)
		$ (2,348.1)
Promissory note from BMS		$ (30.0)
Cash contribution by BMS	316.0	$ 316.0
Debt reduction	250.0	
Establishment/settlement of related party payable	(166.8)	(166.8)
Mexico asset purchase	(48.7)	
Other activity	5.0	(11.5)
Net transfers (to) from BMS	$ (241.5)	$ 137.7

The *cash contribution by BMS* includes $286.0 million cash contributed in February 2009 and $30.0 million contributed in December 2009. As of December 31, 2009, BMS owes the Company $30.0 million under the terms of a promissory note. The Company received payment in full in January 2010. The *other activity* within *changes in equity* above of $5.0 million relates to various separation and operating activities, including the assumption of certain net assets from BMS resulting from the acquisition of legal entities from BMS, excluding certain net assets that had previously been allocated to MJN in the historical financial statements and the activity in January prior to the separation.

5. EARNINGS PER SHARE

The numerator for basic and diluted earnings per share is *net earnings attributable to shareholders* reduced by dividends and undistributed earnings attributable to unvested shares. The denominator for basic earnings per share is the weighted average number of common stock outstanding during the period. The denominator for diluted earnings per share is the weighted average shares outstanding adjusted for the effect of dilutive stock options, restricted stock units and performance share awards. For the periods prior to the Company's IPO, the *weighted average common shares outstanding* is calculated using 170.0 million shares of Class A and Class B common stock outstanding, which is the number of shares owned by BMS immediately prior to the IPO. The same number of shares has been used to calculate basic earnings per share and diluted earnings per share for the periods prior to the IPO as no MJN stock options, restricted stock units, or performance shares were outstanding prior to the IPO.

The following table presents the calculation of basic and diluted earnings per share:

	Years Ended December 31,		
(In millions, except per share data)	**2009**	**2008**	**2007**
Basic earnings per share:			
Weighted average common shares outstanding – basic	200.6	170.0	170.0
Net earnings attributable to shareholders	$ 399.6	$ 393.9	$ 422.5
Dividends and undistributed earnings attributable to unvested shares	(0.7)	—	—
Net earnings attributable to shareholders used for basic earnings per common share calculation	$ 398.9	$ 393.9	$ 422.5
Net earnings attributable to shareholders per common share	$ 1.99	$ 2.32	$ 2.49
Diluted earnings per share:			
Weighted average common shares outstanding – basic	200.6	170.0	170.0
Incremental shares outstanding assuming the exercise/vesting of dilutive stock options/restricted stock	0.1	—	—
Weighted average common shares – diluted	200.7	170.0	170.0
Net earnings attributable to shareholders	$ 399.6	$ 393.9	$ 422.5
Dividends and undistributed earnings attributable to unvested shares	(0.7)	—	—
Net earnings attributable to shareholders used for diluted earnings per common share calculation	$ 398.9	$ 393.9	$ 422.5
Net earnings attributable to shareholders per common share	$ 1.99	$ 2.32	$ 2.49

Potential shares outstanding were 1.7 million as of December 31, 2009, of which 1.6 million were not included in the diluted earnings per share calculation for the year ended December 31, 2009.

6. OTHER EXPENSES—NET

The components of other expenses—net were:

(In millions)	Years Ended December 31, 2009	2008	2007
Loss from third-party contract manufacturing	$ 7.7	$ 6.0	$ 0.9
Foreign exchange transaction losses	11.4	1.8	4.3
Gain on sale of non-strategic intangible asset	(11.9)	—	(2.9)
Severance and related costs	25.3	—	—
Other—net	0.6	5.3	1.3
Other expenses—net	$ 33.1	$ 13.1	$ 3.6

7. INCOME TAXES

The Company operates under a new legal entity structure created to facilitate the IPO. As such, adjustments have been made to the income tax accounts and equity (deficit) during the year ended December 31, 2009, to reflect the impact of this restructuring.

In the pre-IPO period, with the exception of Mead Johnson-dedicated entities, we did not maintain taxes payable to or from BMS as we were deemed to settle the annual current tax balances immediately with the tax paying legal entities in the respective jurisdictions. These settlements were reflected as changes in equity (deficit).

On February 10, 2009, the Company entered into a tax matters agreement with BMS. This agreement governs the tax relationship between the Company and BMS for the tax periods through the December 23, 2009, split-off of the Company from BMS. Under this agreement responsibility is allocated between BMS and its subsidiaries, and MJN for the payment of taxes resulting from filing (i) tax returns on a combined, consolidated or unitary basis and (ii) single entity tax returns for entities that have both MJN and non-MJN operations. Accordingly, BMS prepares returns for MJN for all periods during which MJN is included in a combined, consolidated or unitary group with BMS or any of its subsidiaries for federal, state, local or foreign tax purposes, as if MJN itself were filing as a combined, consolidated or unitary group. BMS also prepares returns for the Company for all periods during which a single-entity tax return is filed for an entity that has both MJN and non-MJN operations. MJN makes payments to BMS and BMS makes payments to the Company with respect to such returns, as if such returns were actually required to be filed under the laws of the applicable taxing jurisdiction and BMS were the relevant taxing authority of such jurisdiction. As of December 31, 2009, based upon the terms of the tax matters agreement discussed above, the Company holds a net payable of $12.0 million to BMS. This payable is recorded in *U.S. and foreign income taxes payable* on the Company's balance sheet. Effective with the split-off of the Company from BMS, the Company no longer is included in BMS' consolidated tax return.

On December 18, 2009, the Company and BMS entered into an Amended and Restated Tax Matters Agreement in anticipation of the split-off from BMS. With respect to the period before the split-off, the Amended and Restated Tax Matters Agreement allocates the responsibility of BMS and its subsidiaries, and MJN for the payment of taxes in the same manner as discussed above with respect to the tax matters agreement. Pursuant to the Amended and Restated Tax Matters Agreement, the Company has consented to join BMS in electing to allocate items ratably between the portion of the taxable year in which the Company was included in the BMS consolidated tax group, and the short period beginning after the split off and ending on December 31, 2009, when the Company is a separate taxpayer. Additionally under the Amended and Restated Tax Matters Agreement, BMS has agreed to indemnify the Company for (i) any tax attributable to a Mead Johnson legal entity for any taxable period ending on or before December 31, 2008, (ii) any tax arising solely as a result of the IPO and the restructuring preceding the IPO, and (iii) any transaction tax associated with the split-off transaction. The Company has agreed to indemnify BMS for (i) any tax payable with respect to any separate return that the Company is required to file or cause to be filed, (ii) any tax incurred as a result of any gain which may be recognized by a member of the BMS affiliated group with respect to a transfer of certain foreign affiliates by the Company in preparation for the IPO, and (iii) any tax arising

from the failure or breach of any representation or covenant made by the Company which failure or breach results in the intended tax consequences of the split-off transaction not being achieved.

The components of earnings before income taxes were:

(In millions)	Years Ended December 31, 2009	2008	2007
U.S.	$ 134.0	$ 154.7	$ 306.8
Non-U.S.	453.0	497.7	356.4
	$ 587.0	$ 652.4	$ 663.2

The above amounts are categorized based on the location of the taxing authorities.

The provision (benefit) for income taxes attributable to operations consisted of:

(In millions)	Years Ended December 31, 2009	2008	2007
Current:			
U.S. federal	$ 79.2	$ 102.6	$ 106.2
U.S. states	13.5	18.1	19.1
Non-U.S.	104.2	124.7	103.7
	196.9	245.4	229.0
Deferred:			
U.S. federal	(12.2)	1.2	7.7
U.S. states	(0.9)	—	1.4
Non-U.S.	(7.4)	4.8	(4.5)
	(20.5)	6.0	4.6
	$ 176.4	$ 251.4	$ 233.6

Effective Tax Rate—MJN's provision for income taxes in the years ended December 31, 2009, 2008 and 2007 was different from the amount computed by applying the statutory U.S. federal income tax rate to earnings before income taxes as a result of the following:

(Dollars in millions)	2009		2008		2007	
U.S. statutory rate	$ 205.4	35.0%	$ 228.3	35.0%	$ 232.1	35.0%
State and local taxes	8.9	1.5	10.8	1.7	13.3	2.0
Foreign income taxed at different rates	(49.9)	(8.5)	(23.3)	(3.6)	(20.6)	(3.1)
Repatriation of foreign income	29.3	5.0	37.4	5.7	24.5	3.7
Tax holidays	(21.5)	(3.7)	(4.5)	(0.7)	(3.5)	(0.5)
Disallowed transaction cost	4.0	0.7	8.8	1.4	—	—
U.S. manufacturing deduction	(4.3)	(0.7)	(3.7)	(0.6)	(4.5)	(0.7)
Other	4.5	0.8	(2.4)	(0.4)	(7.7)	(1.2)
Total provision / effective tax rate	$ 176.4	30.1%	$ 251.4	38.5%	$ 233.6	35.2%

The effective tax rate for the year ended December 31, 2009, decreased to 30.1% from 38.5% compared to the year ended December 31, 2008. The decrease in the effective tax rate was driven primarily by the Company's new legal entity structure to facilitate the IPO, one-time restructuring benefits, and earnings mix.

The Company has negotiated a tax holiday effective from January 1, 2010, under which certain profits in the Netherlands are exempt from taxation through the year ending December 31, 2019; this agreement succeeds a prior agreement which expired on December 31, 2009.

Deferred Taxes and Valuation Allowance—The components of current and noncurrent deferred income tax assets (liabilities) were:

(In millions)	December 31, 2009	2008
Accrued rebates and returns	$ 38.7	$ 38.2
Intercompany profit and other inventory items	21.8	18.1
Accruals	22.2	13.7
Net operating loss carryforwards	1.6	16.8
Pension, post retirement and post employment benefits	43.1	7.9
Deferred income	1.8	2.9
Stock options	8.0	8.1
Provisions for bad debts	0.2	0.2
Others—net	8.0	3.2
Total deferred tax assets	145.4	109.1
Depreciation/amortization	(38.2)	(49.3)
Outside basis	(7.0)	(49.0)
Total deferred tax liabilities	(45.2)	(98.3)
Valuation allowance	—	(16.6)
Deferred tax assets (liabilities)—net	$ 100.2	$ (5.8)
Recognized as:		
Deferred income taxes—current—net	$ 89.3	$ 70.8
Deferred income taxes—noncurrent—net	10.9	(76.6)
Total	$ 100.2	$ (5.8)

As of December 31, 2009, the Company had gross foreign net operating loss (NOL) carryforwards of $7.2 million. These NOL carryforwards will begin to expire in 2014. The valuation allowance increased (decreased) by $(16.6) million, $(1.6) million, and $8.0 million in the years ended December 31, 2009, 2008 and 2007, respectively. In the years ended December 31, 2008 and 2007, the valuation allowance relates to foreign NOL carryforwards that are not expected to be realized because they are based upon a hypothetical stand-alone carve-out structure that does not exist after restructuring for the IPO. In the year ended December 31, 2009, the valuation allowance relates to foreign NOL carryforwards incurred in the post-IPO period that are not more likely than not to be realized.

Current and noncurrent deferred income tax assets (liabilities) totaled $100.2 million and $(5.8) million as of December 31, 2009 and 2008, respectively. The change in the balance between periods includes the impact of the restructuring undertaken to facilitate the IPO, which has been recorded as an adjustment to equity.

Income taxes paid were $167.1 million, $227.8 million, and $228.0 million in the years ended December 31, 2009, 2008, and 2007, respectively. The income taxes were paid pursuant to the terms of the tax matters agreement and taxes paid to federal, state and foreign taxing authorities, as well as taxes deemed paid to BMS prior to the date of the IPO.

Cumulative translation adjustments on foreign subsidiaries with a functional currency other than U.S. dollar resulted in deferred tax liabilities of $0.7 million and $16.6 million at December 31, 2009 and 2008, respectively. For the year ended December 31, 2008, further basis differences arose due to the qualification of repatriated earnings as return of capital for tax purposes.

On January 1, 2007, the Company adopted a new pronouncement for the accounting for uncertain tax provisions resulting in the derecognition of $4.8 million of previously recognized tax benefits; this was accounted for as a decrease to equity. A reconciliation of the Company's changes in uncertain tax positions from January 1, 2007 to December 31, 2007, January 1, 2008 to December 31, 2008 and January 1, 2009 to December 31, 2009 is as follows:

(In millions)	Unrecognized Federal, State, and Foreign Tax Benefits	Interest	Penalties	Unrecognized Income Tax Benefits, including Interest and Penalties	Deferred Income Tax Benefits	Unrecognized Income Tax Benefits, including Interest and Penalties, Net of Deferred Tax Benefits
Total uncertain tax positions that, if recognized, would impact the effective tax rate as of January 1, 2007	$ 3.2	$ 1.3	$ 2.6	$ 7.1	$ (2.8)	$ 4.3
Gross additions to tax positions related to current year	1.4	—	—	1.4	(0.4)	1.0
Gross reductions to tax positions related to current year	—	—	—	—	—	—
Gross additions to tax positions related to prior year	—	1.3	0.4	1.7	(0.3)	1.4
Gross reductions to tax positions related to prior year	(0.5)	(0.4)	(0.1)	(1.0)	0.2	(0.8)
Settlements	6.2	1.4	—	7.6	(0.4)	7.2
Cumulative translation adjustment	—	—	0.1	0.1	—	0.1
Total uncertain tax positions that, if recognized, would impact the effective tax rate as of December 31, 2007	$ 10.3	$ 3.6	$ 3.0	$ 16.9	$ (3.7)	$ 13.2
Total uncertain tax positions that, if recognized, would impact the effective tax rate as of January 1, 2008	$ 10.3	$ 3.6	$ 3.0	$ 16.9	$ (3.7)	$ 13.2
Gross additions to tax positions related to current year	1.4	—	0.4	1.8	(0.4)	1.4
Gross reductions to tax positions related to current year	—	—	—	—	—	—
Gross additions to tax positions related to prior year	—	1.2	0.1	1.3	(0.4)	0.9
Gross reductions to tax positions related to prior year	—	(1.1)	(0.4)	(1.5)	—	(1.5)
Settlements	—	—	(0.4)	(0.4)	—	(0.4)
Cumulative translation adjustment	—	(0.1)	(0.1)	(0.2)	—	(0.2)
Total uncertain tax positions that, if recognized, would impact the effective tax rate as of December 31, 2008	$ 11.7	$ 3.6	$ 2.6	$ 17.9	$ (4.5)	$ 13.4

(In millions)	Unrecognized Federal, State, and Foreign Tax Benefits	Interest	Penalties	Unrecognized Income Tax Benefits, including Interest and Penalties	Deferred Income Tax Benefits	Unrecognized Income Tax Benefits, including Interest and Penalties, Net of Deferred Tax Benefits
Total uncertain tax positions that, if recognized, would impact the effective tax rate as of January 1, 2009	$ 11.7	$ 3.6	$ 2.6	$ 17.9	$ (4.5)	$ 13.4
Gross adjustments relating to opening balances pursuant to the tax matters agreement with BMS	(5.6)	(1.4)	(1.5)	(8.5)	4.5	(4.0)
Gross additions to tax positions related to current year	4.0	—	—	4.0	—	4.0
Gross additions to tax positions related to prior year	2.7	0.8	—	3.5	—	3.5
Gross reductions to tax positions related to prior year	—	—	—	—	—	—
Settlements	—	—	—	—	—	—
Cumulative translation adjustment	—	—	—	—	—	—
Total gross uncertain tax positions	12.8	3.0	1.1	16.9	—	16.9
Total uncertain tax positions that, if recognized, would not impact the effective tax rate as of December 31, 2009	(10.4)	(3.0)	(1.1)	(14.5)	—	(14.5)
Total uncertain tax positions that, if recognized, would impact the effective tax rate as of December 31, 2009	$ 2.4	$ —	$ —	$ 2.4	$ —	$ 2.4

The uncertain tax positions have been recorded as part of the long term payable with no reversal being expected in the next twelve months. The uncertain tax benefits as of December 31, 2009 are recorded against the Company's deferred tax assets to the extent the uncertainty directly related to that asset; otherwise they are recorded as either current or noncurrent income tax payable. As of December 31, 2009 and 2008, approximately $14.0 million and $17.6 million, respectively, of gross noncurrent income tax payable was included in *other liabilities* on the balance sheet.

The amounts of unrecognized tax benefits that, if recognized, would impact the effective tax rate were $2.4 million, $11.7 million, and $10.3 million as of December 31, 2009, 2008 and 2007, respectively.

The Company classifies interest and penalties related to unrecognized tax benefits as a component of *provision for income taxes.* These amounts are reflected separately on the reconciliation above.

The Company believes that it has provided adequately for all uncertain tax positions that are not otherwise indemnified by BMS. Pursuant to the tax matters agreement dated February 10, 2009, BMS maintains responsibility for all uncertain tax positions which may exist in the pre-IPO period or which may exist as a result of the IPO transaction. Pursuant to the Amended and Restated Tax Matters Agreement dated December 18, 2009, the Company continues to maintain responsibility for all uncertain tax positions which may exist in the post-IPO period. MJN anticipates that it is reasonably possible that new issues may be raised by tax authorities and that these issues may require increases in the balance of unrecognized tax benefits.

8. RECEIVABLES

The major categories of receivables were as follows:

(In millions)	December 31, 2009	December 31, 2008
Trade receivables	$ 262.2	$ 249.1
Miscellaneous receivables	61.6	20.6
Less allowances	(6.2)	(7.0)
Receivables—net	$ 317.6	$ 262.7

Miscellaneous receivables as of December 31, 2009 and 2008, includes receivables in connection with the Company's third-party supply agreement. In addition, *miscellaneous receivables* includes $31.1 million of accounts receivable from BMS as of December 31, 2009. There were no accounts receivables from BMS as of December 31, 2008.

9. INVENTORIES

The major categories of inventories were as follows:

(In millions)	December 31, 2009	December 31, 2008
Finished goods	$ 166.0	$ 191.3
Work in process	26.5	28.0
Raw and packaging materials	117.4	135.0
Inventories	$ 309.9	$ 354.3

10. PROPERTY, PLANT, AND EQUIPMENT

The major categories of property, plant, and equipment were as follows:

(In millions)	December 31, 2009	December 31, 2008
Land	$ 4.3	$ 4.4
Buildings	404.3	382.5
Machinery, equipment, and fixtures	498.6	504.2
Construction in progress	77.5	67.9
Accumulated depreciation	(483.3)	(505.4)
Property, plant, and equipment—net	$ 501.4	$ 453.6

In 2009, the Company reduced *buildings* and *machinery, equipment, and fixtures* by $59.7 million with an offsetting decrease in accumulated depreciation to remove assets no longer in service. Depreciation expense was $50.3 million, $44.1 million and $40.9 million for the years ended December 31, 2009, 2008 and 2007, respectively, and is primarily included in *costs of products sold*. Accrued capital expenditures were $48.7 million, $22.3 million, and $17.9 million at December 31, 2009, 2008 and 2007, respectively. The Company's liability for asset retirement obligations amounted to $1.5 million and $1.3 million at December 31, 2009 and 2008, respectively.

11. GOODWILL

The carrying amount of goodwill was $117.5 million at December 31, 2009 and 2008. Of the total carrying amount of goodwill, $115.8 million is related to the Asia /Latin America segment and $1.7 million is related to the North America/Europe segment at December 31, 2009 and 2008.

12. OTHER INTANGIBLE ASSETS

Other intangible assets primarily consist of computer software.

(In millions)	December 31, 2009	December 31, 2008
Gross intangible assets	$ 96.6	$ 77.3
Less accumulated amortization	(46.1)	(38.1)
Total other intangible assets—net	$ 50.5	$ 39.2

Amortization expense for other intangible assets was $8.6 million, $8.0 million and $10.1 million for the years ended December 31, 2009, 2008 and 2007, respectively. Expected amortization expense related to the current net carrying amount of computer software is as follows:

(In millions) Years Ending December 31,	
2010	$ 7.7
2011	10.5
2012	9.9
2013	9.2
2014	5.1
Later years	8.1

13. SHORT-TERM BORROWINGS AND LONG-TERM DEBT

On February 17, 2009, MJN entered into a three-year syndicated revolving credit facility agreement (Credit Facility). The Credit Facility is unsecured and repayable on maturity in February 2012, subject to annual extensions if sufficient lenders agree. The maximum amount of outstanding borrowings and letters of credit permitted at any one time under the Credit Facility is $410.0 million, which amount may be increased from time to time up to $500.0 million at the Company's request and with the consent of the lenders, subject to customary conditions. The proceeds of the Credit Facility are to be used for working capital and other general corporate purposes. In November 2009, the Company amended the Credit Facility to include the ability to use proceeds to repay amounts owed to BMS. On December 16, 2009, the Company further amended the Credit Facility to, among other things, release the Company's subsidiary, Mead Johnson & Company, as a guarantor of the obligations under the Credit Facility. If however, the Company's corporate credit rating is no longer (i) at least BBB- by Standard & Poor's Ratings Service (S&P) or (ii) at least Baa3 by Moody's Investors Service, Inc. (Moody's), then Mead Johnson & Company shall automatically be deemed to guarantee the obligations under the Credit Facility.

Borrowings under the Credit Facility bear interest either at (a) LIBOR for specified interest periods plus a margin determined with reference to the Company's consolidated leverage ratio, or (b) a floating rate based upon JPMorgan Chase Bank's prime rate, the Federal Funds rate or LIBOR plus, in each case, a margin determined with reference to the Company's consolidated leverage ratio. The margin on the borrowings can range from 1.125% to 2.65% over the applicable base. In addition, the Company incurs an annual 0.2% facility fee on the entire facility commitment of $410.0 million.

The Company's subsidiaries may become borrowers under the Credit Facility.

The Credit Facility contains customary covenants, including covenants applicable to limiting liens, substantial asset sales and mergers. Most of these restrictions are subject to certain minimum thresholds and exceptions. The Credit Facility also contains the following financial covenants:

- The Company is required to maintain a ratio of (a) consolidated total debt to (b) consolidated Earnings Before Interest, Income Taxes, Depreciation and Amortization (EBITDA) of not greater than 3.25 to 1.0. Compliance with this covenant is tested on the last day of each fiscal quarter and as a condition precedent to each credit extension under the Credit Facility.
- The Company is required to maintain a ratio of (a) consolidated EBITDA to (b) consolidated interest expense of at least 3.0 to 1.0. Compliance with this covenant is tested on the last day of each fiscal quarter for the preceding four consecutive fiscal quarters.

In addition, the Credit Facility has customary events of default, including (subject to certain materiality thresholds and grace periods) payment default, failure to comply with covenants, material inaccuracy of representation or warranty, bankruptcy or insolvency proceedings, change of control, ERISA matters and cross-default to other debt agreements. The Company has been in compliance with these covenants since the inception of the Credit Facility. The balance of $120.0 million is classified as *short-term borrowings* as of December 31, 2009. The Credit Facility had an interest rate of 2.53% as of December 31, 2009.

On August 26, 2008, MJN declared and issued a dividend in the form of a 10-year note to BMS in the amount of $2.0 billion, which was recorded as a reduction of equity. The note had an annual interest rate of 6.1% with interest payments settled no less than annually. On February 17, 2009, this note payable was amended and restructured into three separate notes in the amounts of $744.2 million, $500.0 million and $500.0 million (BMS Notes). In November 2009, the Company repaid the BMS Notes in full through the net proceeds from the private placement of three tranches of notes (the Notes), totaling $1.5 billion, along with borrowings under the Credit Facility and cash on hand. The issuance of the Notes lowered the Company's interest expense and extended the weighted average maturity date. The Notes are detailed in the table below:

Description	Principal Amount	Interest Rate	Terms
2014 Notes	$ 500.0 million	3.50% fixed	Interest due semi-annually, not subject to amortization, aggregate principal due on November 1, 2014
2019 Notes	$ 700.0 million	4.90% fixed	Interest due semi-annually, not subject to amortization, aggregate principal due on November 1, 2019
2039 Notes	$ 300.0 million	5.90% fixed	Interest due semi-annually, not subject to amortization, aggregate principal due on November 1, 2039

The Notes are senior unsecured obligations of MJN and rank equally in right of payment with each other and with all existing and future senior indebtedness of MJN. In addition, the Notes are structurally subordinated to all liabilities of the subsidiaries of MJN, including trade payables. The Notes may be prepaid at any time, in whole or in part, at a redemption price equal to the greater of par value or an amount calculated based upon the sum of the present values of the remaining scheduled payments as set forth in a First Supplemental Indenture dated November 5, 2009. Upon a change of control, the Company may be required to repurchase the Notes in an amount equal to 101% of the then outstanding principal amount plus accrued and unpaid interest.

In connection with issuance of the Notes, the Company entered into a registration rights agreement with the representatives of the initial purchasers of the Notes (Registration Rights Agreement). Under the Registration Rights Agreement, the Company has agreed to use reasonable best efforts to cause to become effective a registration statement with respect to an offer to exchange the Notes for freely tradable notes issued by the Company that are registered with the Securities and Exchange Commission and that have terms substantially identical in all material respects to the Notes. If MJN is unable to effect the exchange offer, the Company has agreed to use reasonable best efforts to file and cause to become effective a shelf registration statement relating to resales of the Notes. The Company will be obligated to pay additional interest on the Notes if the exchange offer is not completed (or, if required, the shelf registration is not declared effective) by August 2, 2010.

The components of long-term debt were as follows:

(Dollars in millions)	December 31, 2009	2008
6.10% Note to BMS	$ —	$ 2,000.0
3.50% Notes due 2014	497.8	—
4.90% Notes due 2019	697.6	—
5.90% Notes due 2039	299.9	—
Subtotal	1,495.3	2,000.0
Adjustments to Principal Value:		
Fair value of interest rate swaps	(10.4)	—
Long-term debt	$ 1,484.9	$ 2,000.0

In November 2009, the Company entered into interest rate swap agreements with a notional amount of $700.0 million. The interest rate swap agreements effectively swap fixed interest rate obligations for floating interest rate obligations with respect to (i) the entire $500.0 million in aggregate principal amount of the 2014 Notes and (ii) $200.0 million out of the $700.0 million in aggregate principal amount of the 2019 Notes. See Note 16 for discussion on the Company's interest rate swaps. There were no payments received or made related to interest rate swaps in 2009.

Based on the Company's assessment of current market conditions for debt of similar maturity, structure and risk, the estimated fair value of the Company's debt was $1,489.5 million as of December 31, 2009.

Interest expense and interest income for the year ended December 31, 2009, was $95.9 million and $3.3 million, respectively. Cash payments for interest were $131.0 million in 2009. Interest expense for the year ended December 31, 2008, was $43.3 million. There were no cash payments for interest in 2008.

14. NONCONTROLLING INTERESTS

Net earnings attributable to noncontrolling interests consists of an 11% interest in the Company's China legal entity and a 10% interest in the Company's Indonesia legal entity held by third parties.

15. EMPLOYEE STOCK BENEFIT PLANS

MJN 2009 Stock Award and Incentive Plan—In December 2008, the MJN Board of Directors approved the MJN 2009 Stock Award and Incentive Plan (MJN 2009 Plan). The MJN 2009 Plan provides for the grant of options to purchase MJN common stock intended to qualify as incentive stock options, nonqualified stock options, non-statutory stock options, stock appreciation rights, restricted stock, stock units, stock granted as a bonus or in lieu of another award, dividend equivalents, other stock-based awards and performance awards. Executive officers and other employees of MJN or one of its subsidiaries or affiliates, and non-employee directors and others who provide substantial services to MJN, are eligible to be granted awards under the MJN 2009 Plan. Twenty-five million shares of common stock were approved and registered with the SEC for grants to participants under the MJN 2009 Plan. Shares used for awards assumed in an acquisition or combination will not count against the shares reserved under the MJN 2009 Plan. The shares reserved may be used for any type of award under the MJN 2009 Plan. Stock based compensation expense is based on awards ultimately expected to vest. Forfeitures were estimated based on the historical experience of participants in the BMS stock-based compensation plans.

Under the MJN 2009 Plan, executive officers and key employees of MJN may be granted options to purchase common stock at no less than 100% of the market price on the date the option is granted. Stock options generally become exercisable in installments of 25% per year on each of the first through the fourth anniversaries of the grant date and have a maximum term of 10 years. Generally, MJN will issue shares for the stock option exercises from treasury stock, if available, or will issue new shares.

The MJN 2009 Plan provides for the granting of restricted stock units to key employees, subject to restrictions as to continuous employment. Restrictions generally expire over a two to five year period from the date of grant. Stock-based compensation expense is recognized over the restricted period. A restricted stock unit is a right to receive stock at the end of the specified vesting period. A restricted stock unit has nonforfeitable rights to dividends and has no voting rights.

The MJN 2009 Plan also incorporates performance awards which are delivered in the form of a target number of performance shares and have a three-year performance cycle. For the 2009 to 2011 cycle, the performance awards have annual goals set at the beginning of each year. For the performance awards granted in 2009, the annual goals are based 50% on earnings per share, 25% on sales and 25% on working capital and capital spending. Maximum performance will result in a maximum payout of 165% of the award. If threshold targets are not met for the performance period, no payment will be made pursuant to the performance award.

MJN Stock Options—The fair value of stock options granted in 2009 was estimated on the date of grant using the Black-Scholes option pricing model for stock options with a service condition, and the Monte Carlo simulation model for options with service and market conditions, with the following assumptions:

	Black-Scholes Model	Monte Carlo Model
Expected volatility	23.76%	28.66%
Risk-free interest rate	2.33%	2.95%
Dividend yield	2.88%	2.89%
Expected life	6.25 years	6.79 years

The expected volatility assumption required in the Black-Scholes model and Monte Carlo model was calculated based on compensation peer group analysis of stock price volatility with a 6.25-year and 10-year look back period ending on the grant date, respectively. The selection of this approach was based on MJN's assessment that this calculation of expected volatility is more representative of future stock price trends than using historical MJN volatility given the short time period that the Company's stock has been traded. The risk-free interest rate assumption in the Black-Scholes model is based upon the U.S. Treasury yield curve in effect at the time of grant. The risk-free interest rate assumption in the Monte Carlo model is based upon the 10-year U.S. Treasury yield curve. The dividend yield assumption is based on MJN's expectation of dividend payouts. The expected life of employee stock options represents the weighted average period the stock options are expected to remain outstanding and is a derived output based on the vesting period and the contractual term for each grant, or for each vesting tranche for awards with graded vesting. The selection of this approach was based on MJN's assessment that this simplified method is appropriate given the terms of the stock option plans and given that there is not sufficient historical stock option exercise experience upon which to estimate expected terms.

Stock option activity under the 2009 MJN plan during the year ended December 31, 2009, is as follows:

	Shares (in thousands)	Weighted-Average Exercise Price of Shares	Average Remaining Contractual Term (in years)	Aggregate Intrinsic Value (in millions)
Outstanding—January 1, 2009	—	$ —		
Granted	1,030.0	26.80		
Exercised	—	—		
Forfeited	(33.0)	27.24		
Balance—December 31, 2009	997.0	26.79	9.2	$ 26.7
Exercisable at December 31, 2009	—	—	—	—
Vested and expected to vest at December 31, 2009	944.4	26.79	9.2	25.3

At December 31, 2009, there was $3.6 million of total unrecognized compensation cost related to stock options that is expected to be recognized over a weighted-average period of 2.1 years.

MJN Restricted Stock Units—The fair value of restricted stock units is determined based on the closing trading price of MJN's common stock on the grant date. A summary of restricted stock unit activity during the year ended December 31, 2009, is as follows:

	Shares (in thousands)	Weighted-Average Grant Date Fair Value
Nonvested restricted stock units —January 1, 2009	—	$ —
Granted	677.0	34.09
Vested	(4.0)	44.12
Forfeited	(11.0)	25.02
Nonvested restricted stock units—December 31, 2009	662.0	34.18

At December 31, 2009, there was $21.4 million of total unrecognized compensation cost related to nonvested restricted stock units that is expected to be recognized over a weighted-average period of 2.7 years.

MJN Performance Share Awards—The fair value of performance awards is based on the closing trading price of MJN's stock on the date of the grant. Information related to performance share awards activity under the 2009 MJN Plan during the year ended December 31, 2009 is summarized as follows:

Grant Date	Performance Cycle Measurement Date	Shares Granted (in thousands)	Weighted-Average Grant-Date Fair Value	Performance Shares Outstanding
March 11, 2009	Annually on 12/31	132.0	$ 26.58	129.0

At December 31, 2009, there was $2.7 million of total unrecognized compensation cost related to the performance share awards that is expected to be recognized over a weighted-average period of two years.

BMS Employee Stock Benefit Plans—Prior to the split-off, BMS sponsored employee stock plans in which certain MJN employees participated. Expense recognized for these stock-based compensation plans resulted in an increase of *equity (deficit)*. As part of the split-off from BMS, all participation in the BMS employee stock benefit plans by MJN employees was terminated. All outstanding BMS stock options, BMS restricted stock units and BMS long-term performance awards held by MJN employees were either accelerated or pro-rata vested, or forfeited based on the type of award. For the year ended December 31, 2009, the accelerated and pro-rata vesting increased expense by $3.3 million. Non-retirement eligible MJN employees have a limited time to exercise the BMS stock options that had accelerated vesting. To compensate for the lost value in the BMS sponsored employee stock plans, these employees were awarded MJN restricted stock units totaling 0.3 million units included within the table above.

Stock Based Compensation Expense—The following table summarizes stock based compensation expense related to MJN stock options, MJN restricted stock units, MJN performance share awards, BMS stock options, BMS restricted stock units, and BMS long-term performance awards for the years ended December 31, 2009, 2008, and 2007:

(In millions)	Years Ended December 31, 2009	2008	2007
MJN stock options	$ 2.6	$ —	$ —
MJN restricted stock units	1.4	—	—
MJN performance share awards	1.3	—	—
BMS stock options	6.6	3.8	3.6
BMS restricted stock units	4.9	4.6	3.0
BMS long-term performance awards	0.9	0.8	0.3
Total stock based compensation expense	17.7	9.2	6.9
Deferred tax benefit	(5.6)	(3.2)	(2.2)
Stock based compensation expense, net of taxes	$ 12.1	$ 6.0	$ 4.7

Stock based compensation expense was recognized in the consolidated statements of earnings as follows:

(Dollars in millions)	Years Ended December 31, 2009	2008	2007
Cost of products sold	$ 1.8	$ 0.9	$ 0.7
Selling, general and administrative	14.1	7.4	5.5
Research and development	1.8	0.9	0.7
Total stock based compensation expense	$ 17.7	$ 9.2	$ 6.9

There were no costs related to stock based compensation that were capitalized.

Accuracy of Fair Value Estimates

The Company's determination of fair value of stock-based payment awards on the date of grant using an option-pricing model is affected by the Company's stock price, as well as assumptions regarding a number of highly complex and subjective variables. These variables include, but are not limited to, the Company's expected stock price volatility over the term of the awards and actual and projected employee stock option exercise behaviors. Option-pricing models were developed for use in estimating the value of traded options that have no vesting or hedging restrictions and are fully transferable. Because the Company's employee stock options have certain characteristics that are significantly different from traded options, and because changes in the subjective assumptions can materially affect the estimated value, in management's opinion, the existing valuation models may not provide an accurate measure of the fair value of the Company's employee stock options. Although the fair value of employee stock options is determined using an option-pricing model, that value may not be indicative of the fair value observed in a willing buyer/willing seller market transaction.

16. FINANCIAL ASSETS AND LIABILITIES

The Company is exposed to market risk due to changes in currency exchange rates, commodities pricing and interest rates. To manage that risk, the Company enters into certain derivative financial instruments, when available on a cost-effective basis, to hedge its underlying economic exposure. MJN's financial assets and liabilities are measured using inputs based on quoted market prices for similar assets and liabilities in active markets, i.e. level two of the fair value hierarchy for the years ended December 31, 2009 and 2008. Derivative financial instruments are not used for speculative purposes.

The Company uses foreign currency contracts to hedge forecasted transactions, primarily intercompany transactions, on certain foreign currencies and designates these derivative instruments as foreign currency cash flow hedges when appropriate. The Company uses forward contracts to hedge forecasted purchases of natural gas, and designates these derivative instruments as cash flow hedges when appropriate. Natural gas forward contracts are valued using quoted NYMEX futures prices for natural gas at the reporting date. For these derivatives, the majority of which qualify as hedges of future forecasted cash flows, the effective portion of changes in fair value is temporarily reported in *accumulated other comprehensive income (loss)* and recognized in earnings when the hedged item affects earnings.

The Company uses derivative instruments as part of the interest rate management strategy. The derivative instruments used are comprised principally of fixed-to-floating rate interest rate swaps, which are subject to fair-value hedge accounting treatment. The interest rate, as well as the underlying debt being hedged, are recorded at fair value. Interest rates are generally held to maturity and are intended to create an appropriate balance of fixed and floating rate debt for the Company. The Company does not hedge the interest rate risk associated with money market funds, which totaled $275.1 million as of December 31, 2009 and are included in *cash and cash equivalents* on the balance sheet.

The following table summarizes the Company's fair value of outstanding derivatives:

(In millions)	Balance Sheet Location	December 31, 2009	December 31, 2008
Derivatives designated as hedging instruments:			
Interest rate contracts	Accrued expenses	$ (10.4)	$ —
Foreign exchange contracts	Other assets	0.3	10.1
Foreign exchange contracts	Accrued expenses	(3.6)	(0.3)
Natural gas contracts	Accrued expenses	—	(2.1)
Total derivatives designated as hedging instruments		$ (13.7)	$ 7.7

The change in *accumulated other comprehensive income (loss)* and the impact on earnings from foreign exchange and natural gas forwards that qualified as cash flow hedges for the years ended December 31, 2009 and 2008, was as follows:

	Foreign Exchange Contracts		Natural Gas Contracts		Total Cash Flow Hedges	
(Dollars in millions)	2009	2008	2009	2008	2009	2008
Balance at January 1:	$ 6.6	$ —	$ (1.4)	$ —	$ 5.2	$ —
Derivatives qualifying as cash flow hedges deferred in other comprehensive income	(8.2)	—	(1.0)	—	(9.2)	—
Derivatives qualifying as cash flow hedges reclassified to cost of products sold (effective portion)	(5.0)	—	3.2	—	(1.8)	—
Change in deferred taxes	3.7	—	(0.8)	—	2.9	—
Allocated from BMS	—	6.6	—	(1.4)	—	5.2
Balance at December 31:	$ (2.9)	$ 6.6	$ —	$ (1.4)	$ (2.9)	$ 5.2

The Company's derivative financial instruments present certain market and counterparty risks; however, concentration of counterparty risk is mitigated as the Company deals with a variety of major banks worldwide whose long-term debt is rated A or higher by S&P's and Moody's. In addition, only conventional derivative financial instruments are used. The Company would not be materially impacted if any of the counterparties to the derivative financial instruments outstanding at December 31, 2009, failed to perform according to the terms of its agreement. At this time, the Company does not require collateral or any other form of securitization to be furnished by the counterparties to its derivative financial instruments.

Cash Flow Hedges

Foreign Exchange Contracts—The effective portion of changes in the fair value of foreign exchange contracts, the majority of which qualify as hedges of probable forecasted cash flows, is temporarily reported in *accumulated other comprehensive income (loss)* and recognized in earnings when the hedged item is settled (in *cost of products sold*) or deemed ineffective (in *other expense—net*).

The table below summarizes the Company's outstanding foreign exchange forward contracts at December 31, 2009. The fair value of all foreign exchange forward contracts is based on quarter-end forward currency rates. The fair value of foreign exchange forward contracts should be viewed in relation to the fair value of the underlying hedged transactions and the overall reduction in exposure to fluctuations in foreign currency exchange rates.

(Dollars in millions)	Weighted Average Forward Rate	Notional Amount	Fair Value Liability	Maturity
Foreign exchange forwards:				
Cash flow hedges:				
Canadian Dollar	1.12	$ 33.8	$ (2.1)	2011
Mexican Peso	13.86	30.4	(1.2)	2010
Total foreign exchange forwards		$ 64.2	$ (3.3)	

At December 31, 2009, the balance of deferred losses on foreign exchange forward contracts that qualified for cash flow hedge accounting included in *accumulated other comprehensive income (loss)* on a pre-tax basis was $3.9 million ($2.9 million net of tax), all of which is expected to be reclassified into earnings within the next 14 months.

The Company assesses effectiveness at the inception of the hedge and on a quarterly basis. These assessments determine whether derivatives designated as qualifying hedges continue to be highly effective in offsetting changes in the cash flows of hedged items. Any ineffective portion of the change in fair value is not deferred in *accumulated other comprehensive income (loss)* and is included in current period earnings. For the year ended December 31, 2009, the impact of hedge ineffectiveness on earnings was not significant.

The Company will discontinue cash flow hedge accounting when the forecasted transaction is no longer probable of occurring on the originally forecasted date, or 60 days thereafter, or when the hedge is no longer effective.

Natural Gas Contracts—There were no natural gas contracts outstanding as of December 31, 2009, and no earnings impact from discontinued natural gas hedges for the year ended December 31, 2009.

Fair Value Hedges

Interest Rate Contracts—In November 2009, the Company executed several fixed-to-floating interest rate swaps to convert $700.0 million of the Company's newly-issued fixed rate debt to be paid in 2014 and 2019 to variable rate debt. See Note 13 for discussion on the Company's long-term debt. The total notional amounts of outstanding interest rate swaps were $700.0 million at December 31, 2009.

The following tables summarize the interest rate swaps outstanding at December 31, 2009:

(Dollars in millions)		Notional Amount of Underlying Debt	Variable Rate Paid	Year of Transaction	Maturity		Fair Value
Swaps associated with:							
3.50% Notes due 2014	$	500.0	1 month U.S. $ LIBOR + 0.890%	2009	2014	$	(4.2)
4.90% Notes due 2019		200.0	1 month U.S. $ LIBOR + 1.381%	2009	2019		(6.2)
	$	700.0				$	(10.4)

The impact on earnings from interest rate swaps that qualified as fair value hedges for the year ended December 31, 2009, was as follows:

(In millions)		(Gain)/Loss on Swaps
Interest expense—net	$	(2.8)

There were no ineffective interest rate swaps for the year ended December 31, 2009. There were no interest rate swaps for the year ended December 31, 2008.

17. SEGMENT INFORMATION

MJN operates in four geographic operating segments: North America, Latin America, Asia and Europe. This operating segmentation is how the chief operating decision maker regularly assesses information for decision making purposes, including allocation of resources. Due to similarities in the economics, products offered, production process, customer base, and regulatory environment, these operating segments have been aggregated into two reportable segments: Asia/Latin America and North America/Europe.

Corporate and Other costs consist of unallocated general and administrative activities and associated expenses, including in part, executive, legal, finance, information technology, human resources, research and development, marketing costs, supply chain and certain facility costs. Corporate and Other assets include centrally managed cash.

On January 1, 2009, the Company began classifying the operations of a plant from Corporate and Other to Asia/Latin America to coincide with the final destination of the majority of the product manufactured at this plant. This change did not have a material effect on the net sales or earnings before interest and income taxes for the segments.

The Company's products are sold principally to the wholesale and retail trade, both nationally and internationally. One customer (including its related entities) accounted for 12%, 13%, and 15% of the Company's gross sales for the years ended December 31, 2009, 2008, and 2007, respectively.

(In millions)	Net Sales	Earnings Before Interest and Income Taxes	Year-End Assets	Payments for Capital Expenditures	Depreciation and Amortization Expense
Year ended December 31, 2009					
Asia/Latin America	$ 1,625.5	$ 577.0	$ 1,072.0	$ 23.5	$ 11.6
North America/Europe	1,201.0	391.8	661.1	56.8	$ 39.3
Total operating segments	2,826.5	968.8	1,733.1	80.3	50.9
Corporate and Other	—	(289.2)	337.2	15.5	8.0
Total	$ 2,826.5	$ 679.6	$ 2,070.3	$ 95.8	$ 58.9
Year ended December 31, 2008					
Asia/Latin America	$ 1,516.9	$ 462.9	$ 682.6	$ 26.8	$ 14.1
North America/Europe	1,365.5	467.3	559.6	33.5	34.1
Total operating segments	2,882.4	930.2	1,242.2	60.3	48.2
Corporate and Other	—	(234.5)	119.2	20.8	3.9
Total	$ 2,882.4	$ 695.7	$ 1,361.4	$ 81.1	$ 52.1
Year ended December 31, 2007					
Asia/Latin America	$ 1,225.2	$ 363.9		$ 25.2	$ 13.9
North America/Europe	1,351.2	477.6		32.8	33.8
Total operating segments	2,576.4	841.5		58.0	47.7
Corporate and Other	—	(178.3)		20.4	3.3
Total	$ 2,576.4	$ 663.2		$ 78.4	$ 51.0

(In millions)

Net Sales	Infant Formula	Children's Nutrition	Other	Total
Year ended December 31, 2009	$ 1,805.6	$ 919.0	$ 101.9	$ 2,826.5
Year ended December 31, 2008	$ 1,931.6	$ 855.9	$ 94.9	$ 2,882.4
Year ended December 31, 2007	$ 1,788.1	$ 696.5	$ 91.8	$ 2,576.4

(In millions)

Geographic	United States	China	Mexico	Other	Total
Year ended December 31, 2009					
Net Sales	$ 992.1	$ 432.0	$ 252.3	$ 1,150.1	$ 2,826.5
Long-Lived Assets	393.6	34.8	161.4	128.4	718.2
Year ended December 31, 2008					
Net Sales	$ 1,108.4	$ 322.0	$ 285.4	$ 1,166.6	$ 2,882.4
Long-Lived Assets	312.5	30.4	152.2	147.2	642.3
Year ended December 31, 2007					
Net Sales	$ 1,128.3	$ 209.0	$ 264.2	$ 974.9	$ 2,576.4

18. LEASES

Minimum rental commitments under all non-cancelable operating leases, primarily real estate and motor vehicles, in effect at December 31, 2009, are:

(In millions) Years ending December 31,	
2010	$ 19.6
2011	16.5
2012	14.9
2013	12.5
2014	7.1
Later Years	28.9
Total Minimum Payments	$ 99.5

Operating lease rental expenses were $23.0 million, $11.5 million, and $9.8 million in the years ended December 31, 2009, 2008, and 2007, respectively. At December 31, 2009 and 2008, MJN had capital lease obligations outstanding in the amount of $1.9 million and $1.4 million, respectively.

19. EMPLOYEE BENEFITS

Pension and Other Post Retirement Benefits

Pension—As part of the separation from BMS, the Company entered into an employee matters agreement with BMS. Under this agreement, defined benefit pension liabilities for MJN's active, U.S. employees under the BMS U.S. defined benefit plan were transferred to the Mead Johnson & Company Retirement Plan in the United States (U.S. Pension Plan) along with the related assets. The allocation of assets was determined in accordance with the employee matters agreement and rules governing pension spinoffs as regulated by the Internal Revenue Code. Concurrent with the establishment of the U.S. Pension Plan, benefits under this plan were frozen to limit service used in calculation of benefits to service accrued under the BMS defined benefits plan. The U.S. Pension Plan represents over 80% of the Company's total pension assets and obligations.

Outside of the United States, BMS transferred to MJN defined benefit plans pension assets and liabilities allocable to the employees transferring to MJN in certain countries as described in the employee matters agreement. MJN assumed liabilities allocable to employees transferring to the Company under certain pension, supplemental retirement and termination indemnity plans.

Prior to the separation from BMS, employees who met certain eligibility requirements participated in various defined benefit pension plans administered and sponsored by BMS, and the pension and post retirement plans for MJN were accounted for under a multi-employer plan. MJN specifically identified the pension expense attributable to MJN participants for the pension plans in the Philippines, Indonesia and the Netherlands. For the pension plans in the United States, Canada, Taiwan and Mexico, costs associated with the pension plans were allocated to MJN on the basis of pensionable wages. The pension expense was $19.4 million and $21.1 million for the years ended December 31, 2008 and 2007, respectively.

Other post retirement benefits—The Company also provides comprehensive medical and group life benefits for substantially all U.S. and Canadian retirees who elect to participate in its comprehensive medical and group life plans. The retiree medical plan is contributory. Contributions are adjusted periodically and vary by date of retirement. The retiree life insurance plan is non-contributory.

Prior to the separation from BMS, costs associated with the retiree medical and life plans were allocated to MJN based upon a ratio of participant headcount. The amount of expense allocated to MJN from BMS for MJN employees participating in the U.S. and Canadian BMS medical and life plans was $2.0 million and $1.6 million for the years ended December 31, 2008 and 2007, respectively. As part of the separation, the Company assumed the liabilities for MJN employees active at the time of separation.

Prior to the separation from BMS, the Company offered medical continuation and income replacement benefits to employees on long-term disability in the U.S. For the Long Term Disability (LTD) medical continuation benefits in the U.S., BMS allocated costs associated with the LTD medical continuation benefits to MJN based upon a ratio of the postemployment benefit obligation. For the LTD income replacement benefits in the U.S., BMS allocated expense based on an allocation rate times base salary. The allocation rate represented the percentage required to recoup the full income replacement liability. The amount of expense allocated to MJN from BMS for MJN employees participating in the U.S. BMS LTD medical continuation and income replacement plans was $1.1 million and $0.6 million for the years ended December 31, 2008 and 2007, respectively.

Changes in benefit obligations, plan assets, funded status and amounts recognized on the balance sheet as of and from the separation date through December 31, 2009, for the Company's defined benefit and post retirement benefit plans, were as follows:

(In millions)	**Pension Benefits**	**Other Benefits**
Benefit obligation at separation date	$ 270.6	$ 15.1
Service cost—benefits earned during the year	2.4	0.7
Interest cost on projected benefit obligation	16.9	1.0
Settlements	(22.7)	—
Actuarial assumptions losses	40.3	3.8
Plan amendments and other	(0.3)	—
Benefits paid	(0.2)	(0.1)
Exchange rate losses	2.5	0.2
Benefit obligation at end of year	$ 309.5	$ 20.7
Fair value of plan assets at separation date	$ 174.4	$ —
Actual return on plan assets	28.4	—
Employer contributions	27.1	0.1
Settlements	(22.8)	—
Benefits paid	(0.1)	(0.1)
Exchange rate losses	2.1	—
Fair value of plan assets at end of year	$ 209.1	$ —
Funded status at end of year	$ (100.4)	$ (20.7)
Amounts recognized in the consolidated balance sheets consist of:		
Other assets	$ 2.5	$ —
Pension, post retirement and post employment liabilities	(102.9)	(20.7)
Net amount recognized	$ (100.4)	$ (20.7)
Amounts recognized in accumulated other comprehensive loss consist of:		
Net actuarial loss	$ 154.3	$ 13.9
Prior service (benefit)	—	(0.9)
Transition obligation	0.4	—
Net amount recognized	$ 154.7	$ 13.0

The accumulated benefit obligation for all defined benefit plans was $285.0 million at December 31, 2009. The Company's pension plans with an accumulated benefit obligation in excess of plan assets at December 31, 2009, were as follows:

(In millions)	
Projected benefit obligation	$ 295.2
Accumulated benefit obligation	259.6
Fair value of plan assets	174.2

The net periodic benefit cost of the Company's defined benefit pension and post retirement benefit plans from the separation date to December 31, 2009 included the following components:

(In millions)	Pension Benefits	Other Benefits
Service cost — benefits earned during the period	$ 2.4	$ 0.7
Interest cost on projected benefit obligation	16.9	1.0
Expected return on plan assets	(15.9)	—
Amortization of prior service (benefit)	—	(0.1)
Amortization of net actuarial loss	1.4	0.8
Amortization of transition cost	—	—
Net periodic benefit cost	$ 4.8	$ 2.4
Settlements	10.6	—
Total net periodic benefit cost	$ 15.4	$ 2.4

The estimated net actuarial loss and prior service cost that will be amortized from *accumulated other comprehensive income* into net periodic benefit cost in 2010 are:

(In millions)	Pension Benefits	Other Benefits
Amortization of net actuarial loss	$ 3.0	$ 1.2
Amortization of prior service (benefit)	—	(0.2)
	$ 3.0	$ 1.0

Actuarial assumptions

Weighted-average assumptions used to determine benefit obligations at December 31, 2009, were as follows:

	Pension Benefits	Other Benefits
Discount rate	5.86%	5.53%
Rate of compensation increase	3.65%	3.53%

The discount rate was determined based on the yield to maturity of high-quality corporate bonds and considering the duration of the pension plan obligations. The Citigroup Above Median yield curve is used in developing the discount rate for the U.S. Pension Plan.

Weighted-average assumptions used to determine net periodic benefit cost from the separation date through December 31, 2009, were as follows:

	Pension Benefits	Other Benefits
Discount rate	7.08%	7.28%
Expected long term return on plan assets	8.34%	—
Rate of compensation increase	3.72%	3.58%

The discount rate was determined based on the yield to maturity of high-quality corporate bonds and considering the duration of BMS pension plan obligations. The expected long-term return on plan assets was determined based on the BMS target asset allocation, expected rate of return by each asset class, and estimated future inflation. BMS pension plan obligations, target asset allocation and expect rate of return by each asset class were used in the determination of net periodic benefit cost as the transfer of the majority of assets into the MJN U.S. Pension Plan trust did not occur until the latter part of 2009.

For the U.S. Pension Plan, the expected long-term return on plan assets assumption to be used to determine net periodic benefit cost for the year ended December 31, 2010 is 7.72%. The expected long-term return on plan assets was determined based on the Company's target asset allocation, expected rate of return by each asset class, and estimated future inflation.

Assumed health care cost trend rates at December 31, 2009, were as follows:

Health care cost trend rate assumed for next year	8.9%
Rate to which the cost trend rate is assumed to decline (the ultimate trend rate)	4.5%
Year that the rate reaches the ultimate trend rate	2018

Assumed health care cost trend rates have a significant effect on the amounts reported for the retiree medical plans. A one-percentage-point change in assumed health care cost trend rates would have the following effects:

(In millions)	1-Percentage-Point Increase	1-Percentage-Point Decrease
Effect on total of service and interest cost	$ —	$ —
Increase/(decrease) in post retirement benefit obligation	(0.1)	0.3

Plan assets

During 2009, BMS transferred cash of $140.2 million into the Company's U.S. Pension Plan trust.

The Company's investment strategy for the plan assets consists of a mix of equities and fixed income in order to achieve returns over a market cycle which reduces contribution and expense at an acceptable level of risk. The target asset allocation of 60% public equity (40% U.S., 20% international), and 40% fixed income is maintained and cash flow (i.e., cash contributions, benefit payments) is used to rebalance back to the targets as necessary. Investments are well diversified within each of the three major asset categories. Approximately 70% of the U.S. equity investments are actively managed. Investment strategies for international pension plans are typically similar, although the asset allocations are usually more conservative.

The fair values of the Company's pension plan assets at December 31, 2009, by asset category were as follows:

(In millions)	Total	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Observable Inputs (Level 2)
Cash and cash equivalents	$ 24.8	$ 17.1	$ 7.7
Equity securities:			
U.S. large-cap	47.4	47.4	—
U.S. mid-cap growth	13.1	13.1	—
U.S. small-cap growth	5.4	5.4	—
International large-cap value	36.6	36.6	—
Fixed income securities:			
Government bonds	45.3	45.3	—
Corporate bonds	36.5	36.5	—
Total	$ 209.1	$ 201.4	$ 7.7

The fair values for cash equivalents classified as Level 2 are valued at the net asset value of the funds held at year end, which is based on the fair value of the underlying investments. The fair values for equity securities and fixed income securities were calculated based on the closing prices in the active markets as of the measurement date.

Contributions

The funding policy for the pension plans is to contribute amounts to provide for current service and to fund past service liability. MJN contributed $27.1 million to the pension plans in 2009. The Company currently does not expect to make any contributions to its pension plans in 2010. There will be no cash funding for other post retirement benefits in 2010.

Estimated Future Benefit Payments

The following benefit payments, which reflect expected future service, as appropriate, are expected to be paid:

(In millions)	Pension Benefits	Other Benefits
2010	$ 14.3	$ 0.4
2011	15.0	0.7
2012	17.9	1.0
2013	19.5	1.3
2014	21.9	1.6
Years 2015 - 2019	119.5	11.4

Defined Contribution Benefits

Prior to the separation from BMS, employees who met certain eligibility requirements participated in various defined contribution plans administered and sponsored by BMS. As part of the separation, assets and liabilities attributable to MJN U.S. employees were transferred from the U.S. BMS qualified defined contribution plan the U.S. MJN qualified defined contribution plan. Outside of the United States, BMS transferred to MJN's defined contribution plans assets attributable to the employees transferring to the Company in certain countries as described in the employee matters agreement. MJN also assumed supplemental benefit plan liabilities allocable to employees transferring to the Company as set forth in the employee matters agreement. The Company provides a base contribution in addition to a match of certain employee contributions. Contributions to the U.S. qualified contribution plans totaled $7.2 million, $5.5 million, and $5.0 million for the years ended December 31, 2009, 2008, and 2007, respectively, and are recognized as expense as incurred.

20. CONTINGENCIES

In the ordinary course of business, MJN is subject to lawsuits, investigations, government inquiries and claims, including, but not limited to, product liability claims, advertising disputes and inquiries, consumer fraud suits, other commercial disputes, premises claims and employment and environmental, health, and safety matters.

The Company is not aware of any environmental, health or safety-related litigation or significant environmental, health and safety-related financial obligations or liabilities arising from current or former operations or properties that are likely to have a material adverse impact on the Company's business, financial position or results of operations. Liabilities or obligations, which could require the Company to make significant expenditures, could arise in the future, however, as the result of, among other things, changes in, or new interpretations of, existing laws, regulations or enforcement policies, claims relating to on-or off-site contamination, or the imposition of unanticipated investigation or cleanup obligations.

Significant legal proceedings of which MJN is a party are as follows:

On April 27, 2009, PBM Products, LLC (PBM), a manufacturer and distributor of store brand infant formulas and nutritionals, filed a complaint against Mead Johnson & Company, the Company's subsidiary, in the U.S. District Court (Eastern District of Virginia), alleging, among other things, false and misleading advertising with respect to certain Enfamil LIPIL infant formula advertising. On November 10, 2009, a jury rendered a verdict in favor of PBM in the amount of $13.5 million. On December 2, 2009, the Court entered a judgment against the Company in the amount of the jury verdict and ordered limited injunctive relief with respect to the advertisement at issue. The Court's judgment is currently stayed pending several motions filed by the parties which could impact both the amount of the award and the scope of the injunctive relief. The Company will evaluate its options for appeal upon finalization of the Court's judgment.

Four purported consumer class action suits seeking to take advantage of the PBM matter described above have also been filed and served on the Company. Each of these cases cites the PBM complaint as support for allegations that certain false and misleading advertising of Enfamil LIPIL infant formula has resulted in financial injury to consumers. The Company denies all allegations and will defend these cases.

The Company records accruals for such contingencies when it is probable that a liability will be incurred and the loss can be reasonably estimated. Although MJN cannot predict with certainty the ultimate resolution of these or other lawsuits, investigations and claims asserted against the Company, MJN does not believe any currently pending legal proceeding to which MJN is a party will have a material adverse effect on the Company's business or financial condition, although an unfavorable outcome in excess of amounts recognized as of December 31, 2009, with respect to one or more of these proceedings could have a material adverse effect on the Company's results of operations or the periods in which a loss is recognized.

21. SELECTED QUARTERLY FINANCIAL DATA (UNAUDITED)

Dollars in Millions, Except Per Share Data	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Year
2009:					
Net sales	$ 693.0	$ 719.3	$ 699.8	$ 714.4	$ 2,826.5
Gross profit	445.4	483.2	455.2	468.0	1,851.8
Net earnings attributable to shareholders	103.5	134.5	97.6	64.0	399.6
Basic and diluted earnings per share	$ 0.55	$ 0.66	$ 0.48	$ 0.31	$ 1.99
2008:					
Net sales	$ 703.3	$ 728.6	$ 742.8	$ 707.7	$ 2,882.4
Gross profit	451.5	456.3	454.9	439.9	1,802.6
Net earnings attributable to shareholders	130.6	114.2	102.7	46.4	393.9
Basic and diluted earnings per share	$ 0.77	$ 0.67	$ 0.61	$ 0.27	$ 2.32

MEAD JOHNSON NUTRITION COMPANY

MEAD JOHNSON NUTRITION

VALUATION AND QUALIFYING ACCOUNTS

Description (In millions)	Balance at beginning of period	Provisions for bad debts	Bad debts written off	Other	Balance at end of period
Allowances for Doubtful Accounts					
For the year ended December 31, 2009	$ 7.0	$ 0.4	$ (0.6)	$ (0.6)	$ 6.2
For the year ended December 31, 2008	29.9	0.6	(19.5)	(4.0)	7.0
For the year ended December 31, 2007	8.2	22.3	(1.3)	0.7	29.9

Description (In millions)	Balance at beginning of period	Provision for valuation allowance	Release of valuation allowance/ other	Balance at end of period
Valuation Allowance on Deferred Tax Assets				
For the year ended December 31, 2009	$ 16.6	$ —	$ (16.6)	$ —
For the year ended December 31, 2008	18.2	1.3	(2.9)	16.6
For the year ended December 31, 2007	10.2	8.1	(0.1)	18.2

Item 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.

Item 9A. CONTROLS AND PROCEDURES

Conclusion Regarding the Effectiveness of Disclosure Controls and Procedures

Under the supervision and with the participation of our management, including the Chief Executive Officer and the Chief Financial Officer of the company (its principal executive officer and principal financial officer, respectively), we have evaluated our disclosure controls and procedures (as defined in the Securities Exchange Act of 1934 Rule 13a -15(e) and 15d-15(e)) as of December 31, 2009. Based upon that evaluation, the Chief Executive Officer and Chief Financial Officer have concluded that our disclosure controls and procedures were effective.

Management's Report on Internal Control Over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting. Under the supervision and with the participation of management, including the Chief Executive Officer and Chief Financial Officer, management assessed the effectiveness of internal control over financial reporting as of December 31, 2009, based on the framework in "Internal Control-Integrated Framework" issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on that assessment, management has concluded that our internal control over financial reporting was effective at December 31, 2009, to provide reasonable assurance regarding the reliability of our financial reporting and the preparation of our financial statements for external purposes in accordance with U.S. generally accepted accounting principles. Due to its inherent limitations, internal control over financial reporting may not prevent or detect misstatements.

Deloitte & Touche LLP, an independent registered public accounting firm, has audited our financial statements included in this Annual Report on Form 10-K and issued its report on the effectiveness of our internal control over financial reporting as of December 31, 2009, which is included herein.

Changes in Internal Control Over Financial Reporting

There has been no change in our internal control over financial reporting during the fourth quarter ended December 31, 2009, that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Item 9B. OTHER INFORMATION

None.

PART III

Item 10. DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

Code of Ethics

Information relating to corporate governance at Mead Johnson, including our Standards of Business Conduct and Ethics, Code of Ethics for Senior Financial Officers, Code of Business Conduct and Ethics for Directors (collectively, the Codes), Corporate Governance Guidelines, and information concerning our Executive Officers, Board of Directors, including Board Committees and Committee charters, and transactions in Mead Johnson securities by directors and executive officers, is available on our web site, www.meadjohnson.com, under the "Investors" caption and in print to any stockholder upon request. Any waivers to the Codes that may be granted to directors or executive officers and any material amendments to the Code of Business Conduct and Ethics for Directors and Code of Ethics for Senior Financial Officers will be posted promptly on our web site. You may also obtain a copy of our Codes by following the instructions in the section of this Annual Report on Form 10-K entitled "Item 1. Business—Available Information."

Reference is also made to the 2010 Proxy Statement to be filed on or about April 2, 2010, with respect to our directors and corporate governance, which is incorporated herein by reference and made a part hereof in response to information requested by Item 10.

The information required by Item 10 with respect to our executive officers has been included in Part IA of this Annual Report on Form 10-K in reliance on General Instruction G of Form 10-K and Instruction 3 to Item 401(b) of Regulation S-K.

Item 11. EXECUTIVE COMPENSATION

Reference is made to the 2010 Proxy Statement to be filed on or about April 2, 2010, with respect to Executive Compensation, which is incorporated herein by reference and made a part hereof in response to information requested by Item 11.

Item 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

Reference is made to the 2010 Proxy Statement to be filed on or about April 2, 2010, with respect to the security ownership of certain beneficial owners and management, which is incorporated herein by reference and made a part hereof in response to the information required by Item 12.

Reference is also made to the 2010 Proxy Statement to be filed on or about April 2, 2010, with respect to the number of shares of our common stock that could be issued under equity compensation plans as of December 31, 2009, which is incorporated herein by reference and made a part hereof in response to the information required by Item 12.

Item 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE

Reference is made to the 2010 Proxy Statement to be filed on or about April 2, 2010, with respect to certain relationships and related transactions, and director independence, which is incorporated herein by reference and made a part hereof in response to the information required by Item 13.

Item 14. PRINCIPAL ACCOUNTING FEES AND SERVICES

Reference is made to the 2010 Proxy Statement to be filed on or about April 2, 2010, with respect to principal accounting fees and services, which is incorporated herein by reference and made a part hereof in response to the information required by Item 14.

PART IV

Item 15. EXHIBITS AND FINANCIAL STATEMENT SCHEDULE

The financial statements and schedule filed as part of this Annual Report on Form 10-K are listed in the accompanying Index to Financial Statements and Financial Statement Schedule on page 57. The exhibits filed as a part of this Annual Report on Form 10-K are listed in the accompanying Exhibit Index on page 99.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MEAD JOHNSON NUTRITION COMPANY

Date: February 25, 2010

By: /s/ STANLEY D. BURHANS

Stanley D. Burhans
Vice President and Controller

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the date indicated.

Date: February 25, 2010

By: /s/ STEPHEN W. GOLSBY

Stephen W. Golsby
President and Chief Executive Officer
(Principal Executive Officer)

Date: February 25, 2010

By: /s/ PETER G. LEEMPUTTE

Peter G. Leemputte
Senior Vice President and Chief Financial Officer
(Principal Financial Officer)

Date: February 25, 2010

By: /s/ STANLEY D. BURHANS

Stanley D. Burhans
Vice President and Controller
(Principal Accounting Officer)

Date: February 25, 2010

By: /s/ JAMES M. CORNELIUS

James M. Cornelius
Chairman of the Board of Directors

Date: February 25, 2010

By: /s/ STEVEN M. ALTSCHULER, M.D.

Steven M. Altschuler, M.D.
Director

Date: February 25, 2010

By: /s/ HOWARD B. BERNICK

Howard B. Bernick
Director

Date: February 25, 2010

By: /s/ PETER G. RATCLIFFE

Peter G. Ratcliffe
Director

Date: February 25, 2010

By: /s/ ELLIOTT SIGAL, M.D., PH.D.

Elliott Sigal, M.D., Ph.D.
Director

Date: February 25, 2010

By: /s/ ROBERT S. SINGER

Robert S. Singer
Director

EXHIBIT INDEX

Exhibit Number	Description
3	**Articles of Incorporation and Bylaws**
3.1	Second Amended and Restated Certificate of Incorporation of Mead Johnson Nutrition Company (incorporated by reference to Exhibit 3.1 to current report on Form 8-K filed on January 8, 2010)
3.2	Amended and Restated By-laws of Mead Johnson Nutrition Company (incorporated by reference to Exhibit 3.1 to current report on Form 8-K filed on December 23, 2009)
4	**Instruments defining the rights of the security holders, including indentures**
4.1	Specimen Common Stock Certificate
4.2	Indenture, dated as of November 1, 2009, by and between Mead Johnson Nutrition Company and The Bank of New York Mellon Trust Company, N.A., as trustee (incorporated by reference to Exhibit 4.1 to current report on Form 8-K filed on November 12, 2009)
4.3	First Supplemental Indenture, dated as of November 5, 2009, by and among Mead Johnson Nutrition Company, Mead Johnson & Company and The Bank of New York Mellon Trust Company, N.A., as trustee (including forms of the 3.50% Notes due 2014, 4.90% Notes due 2019 and 5.90% Notes due 2039 Notes) (incorporated by reference to Exhibit 4.2 to current report on Form 8-K filed on November 12, 2009)
4.4	Registration Rights Agreement, dated as of November 5, 2009, by and among Mead Johnson Nutrition Company, Mead Johnson & Company and Citigroup Global Markets Inc. and Morgan Stanley & Co. Incorporated, as representatives of the initial purchasers named therein (incorporated by reference to Exhibit 4.3 to current report on Form 8-K filed on November 12, 2009)
4.5	Mead Johnson & Company Retirement Savings Plan (incorporated by reference to Exhibit 4.3 to registration statement on Form S-8 (Registration No. 333-164606) filed on January 29, 2010)
4.6	First Amendment of Mead Johnson & Company Retirement Savings Plan (incorporated by reference to Exhibit 4.4 to registration statement on Form S-8 (Registration No. 333-164606) filed on January 29, 2010)
4.7	Mead Johnson Nutrition (Puerto Rico) Inc. Retirement Savings Plan (incorporated by reference to Exhibit 4.5 to registration statement on Form S-8 (Registration No. 333-164606) filed on January 29, 2010)
4.8	First Amendment of Mead Johnson Nutrition (Puerto Rico) Inc. Retirement Savings Plan (incorporated by reference to Exhibit 4.6 to registration statement on Form S-8 (Registration No. 333-164606) filed on January 29, 2010)
10	**Material Contracts**
10.1	Separation Agreement by and between Bristol-Myers Squibb Company and Mead Johnson Nutrition Company, dated January 31, 2009 (incorporated by reference to Exhibit 10.1 to annual report on Form 10-K for the fiscal year ended December 31, 2008 filed on March 27, 2009)
10.2	Employee Matters Agreement between Bristol-Myers Squibb Company and Mead Johnson Nutrition Company, dated January 31, 2009 (incorporated by reference to Exhibit 10.2 to annual report on Form 10-K for the fiscal year ended December 31, 2008 filed on March 27, 2009)
10.3	First Amended and Restated Transitional Services Agreement between Bristol-Myers Squibb Company and Mead Johnson Nutrition Company, dated December 18, 2009
10.4	Second Amended and Restated Transitional Services Agreement between Bristol-Myers Squibb Company and Mead Johnson Nutrition, dated December 18, 2009

Exhibit Number	Description
10.5	Registration Rights Agreement between Mead Johnson Nutrition Company and Bristol-Myers Squibb Company, dated February 17, 2009 (incorporated by reference to Exhibit 10.4 to annual report on Form 10-K for the fiscal year ended December 31, 2008 filed on March 27, 2009)
10.6	Amended and Restated Tax Matters Agreement between Bristol-Myers Squibb Company and Mead Johnson Nutrition Company dated December 18, 2009 (incorporated by reference to Exhibit 10.1 to current report on Form 8-K filed on December 23, 2009)
10.7	Amended and Restated China Services Agreement between Bristol-Myers Squibb Company and Mead Johnson Nutrition Company, dated December 18, 2009 (incorporated by reference to Exhibit 10.2 to current report on Form 8-K filed on December 23, 2009)
10.8	Three Year Revolving Credit Facility Agreement, dated February 17, 2009 (incorporated by reference to Exhibit 10.1 to current report on Form 8-K filed on February 20, 2009)
10.9	First Amendment and Consent to the Three Year Revolving Credit Facility Agreement, dated as of November 5, 2009, among Mead Johnson Nutrition Company, Mead Johnson & Company, various financial institutions and JPMorgan Chase Bank, N.A., as Administrative Agent (incorporated by reference to Exhibit 4.4 to current report on Form 8-K filed on November 12, 2009)
10.10	Third Amendment to the Three Year Revolving Credit Facility, dated as of December 17, 2009, among Mead Johnson Nutrition Company, Mead Johnson & Company, various financial institutions and JPMorgan Chase Bank, N.A., as Administrative Agent (incorporated by reference to Exhibit 10.1 to current report on Form 8-K filed on December 17, 2009)
10.11†	Supply Agreement by and between Mead Johnson & Company and Martek Biosciences Corporation, dated as of January 1, 2006 (incorporated by reference to Exhibit 10.18 to registration statement on Form S-1 (Registration No. 333-156298) filed on December 19, 2008)
10.12*	Retention Agreement between Bristol-Myers Squibb Company and Stephen W. Golsby, dated as of November 12, 2007, and as amended August 5, 2008 (incorporated by reference to Exhibit 10.1 to registration statement on Form S-1 (Registration No. 333-156298) filed on December 19, 2008)
10.13*	Retention Agreement between Bristol-Myers Squibb Company and Charles M. Urbain, dated as of November 7, 2007, and as amended August 11, 2008 (incorporated by reference to Exhibit 10.2 to registration statement on Form S-1 (Registration No. 333-156298) filed on December 19, 2008)
10.14*	Retention Agreement between Bristol-Myers Squibb Company and Peter Kasper Jakobsen, dated as of November 5, 2007, and as amended August 11, 2008 (incorporated by reference to Exhibit 10.3 to registration statement on Form S-1 (Registration No. 333-156298) filed on December 19, 2008)
10.15*	Retention Agreement between Bristol-Myers Squibb Company and Dirk H. Hondmann, dated as of October 30, 2007, and as amended August 11, 2008 (incorporated by reference to Exhibit 10.24 to Amendment No. 1 to registration statement on Form S-1 (Registration No. 333-156298) filed on January 14, 2009)
10.16*	Offer Letter to Peter G. Leemputte, dated September 2, 2008 (incorporated by reference to Exhibit 10.11 to registration statement on Form S-1 (Registration No. 333-156298) filed on December 19, 2008)
10.17*	Bristol-Myers Squibb Company 2007 Stock Award and Incentive Plan, as amended and restated, effective as of June 10, 2008 (incorporated by reference to Exhibit 10.14 to registration statement on Form S-1 (Registration No. 333-156298) filed on December 19, 2008)
10.18*	Bristol-Myers Squibb Company 2002 Stock Incentive Plan, as amended and restated, effective June 10, 2008 (incorporated by reference to Exhibit 10.15 to registration statement on Form S-1 (Registration No. 333-156298) filed on December 19, 2008)

Exhibit Number	Description
10.19*	Bristol-Myers Squibb Company TeamShare Stock Option Plan, as amended and restated, effective September 10, 2002 (incorporated by reference to Exhibit 10.16 to registration statement on Form S-1 (Registration No. 333-156298) filed on December 19, 2008)
10.20*	Bristol-Myers Squibb Company 1997 Stock Incentive Plan, effective as of May 6, 1997 as amended and restated, effective July 16, 2002 (incorporated by reference to Exhibit 10.17 to registration statement on Form S-1 (Registration No. 333-156298) filed on December 19, 2008)
10.21*	Mead Johnson Nutrition Company 2009 Stock Award and Incentive Plan (incorporated by reference to Exhibit 10.28 to annual report on Form 10-K for the fiscal year ended December 31, 2008 filed on March 27, 2009)
10.22*	Mead Johnson Nutrition Company 2009 Senior Executive Performance Incentive Plan (incorporated by reference to Exhibit 10.29 to annual report on Form 10-K for the fiscal year ended December 31, 2008 filed on March 27, 2009)
10.23*	Mead Johnson & Company Benefit Equalization Plan-Retirement Plan (incorporated by reference to Exhibit 10.31 to annual report on Form 10-K for the fiscal year ended December 31, 2008 filed on March 27, 2009)
10.24*	Mead Johnson & Company Benefit Equalization Plan-Retirement Savings Plan (incorporated by reference to Exhibit 10.32 to annual report on Form 10-K for the fiscal year ended December 31, 2008 filed on March 27, 2009)
10.25*	Mead Johnson & Company Key International Pension Plan (incorporated by reference to Exhibit 10.33 to annual report on Form 10-K for the fiscal year ended December 31, 2008 filed on March 27, 2009)
10.26*	Mead Johnson & Company LLC Senior Executive Severance Plan (incorporated by reference to Exhibit 10.3 to current report on Form 8-K filed on December 23, 2009)
10.27*	Mead Johnson & Company LLC Senior Executive Change In Control Severance Plan (incorporated by reference to Exhibit 10.4 to current report on Form 8-K filed on December 23, 2009)
10.28*	Form of Nonqualified Stock Option Agreement (incorporated by reference to Exhibit 10.34 to annual report on Form 10-K for the fiscal year ended December 31, 2008 filed on March 27, 2009)
10.29*	Form of Performance Shares Agreement (incorporated by reference to Exhibit 10.35 to annual report on Form 10-K for the fiscal year ended December 31, 2008 filed on March 27, 2009)
10.30*	Form of Director Restricted Stock Units Agreement (incorporated by reference to Exhibit 10.36 to annual report on Form 10-K for the fiscal year ended December 31, 2008 filed on March 27, 2009)
10.31*	Form of Employee Restricted Stock Units Agreement (incorporated by reference to Exhibit 10.37 to annual report on Form 10-K for the fiscal year ended December 31, 2008 filed on March 27, 2009)
10.32*	Form of Restricted Stock Units Agreement (incorporated by reference to Exhibit 10.5 to current report on Form 8-K filed on December 23, 2009)
21	**Subsidiaries of the Registrant**
21.1	Subsidiaries of the Registrant
23	**Consents of experts and counsel**
23.1	Consent of Deloitte & Touche LLP
31	**Rule 13a-15(c) and 15(d) - 15(e) Certifications**

Exhibit Number	Description
31.1	Certification of the Chief Executive Officer
31.2	Certification of the Chief Financial Officer
32	**Section 1350 Certifications pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002**
32.1	Certification of the Chief Executive Officer
32.2	Certification of the Chief Financial Officer

† Confidential treatment has been granted for certain portions which are omitted in the copy of the exhibit electronically filed with the SEC. The omitted information has been filed separately with the SEC pursuant to our application for confidential treatment.

* Compensatory plan or arrangement

Exhibit 31.1

Certification of the Chief Executive Officer

I, Stephen W. Golsby, certify that:

1. I have reviewed this Annual Report on Form 10-K of Mead Johnson Nutrition Company;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the registrant and have:

   (a) designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

   (b) designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

   (c) evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

   (d) disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

   (a) all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

   (b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: February 25, 2010

By: /S/ STEPHEN W. GOLSBY

Stephen W. Golsby
President and Chief Executive Officer

Exhibit 31.2

Certification of the Chief Financial Officer

I, Peter G. Leemputte, certify that:

1. I have reviewed this Annual Report on Form 10-K of Mead Johnson Nutrition Company;
2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;
3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;
4. The registrant's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the registrant and have:
   (a) designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;
   (b) designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;
   (c) evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and
   (d) disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and
5. The registrant's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):
   (a) all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and
   (b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: February 25, 2010

By: /S/ PETER G. LEEMPUTTE

Peter G. Leemputte
Senior Vice President and Chief Financial Officer

Exhibit 32.1

Certification Pursuant to Section 1350 of Chapter 63
of Title 18 of the United States Code

I, Stephen W. Golsby, Chief Executive Officer of Mead Johnson Nutrition Company, certify that (i) Mead Johnson Nutrition Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2009, fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934 and (ii) the information contained in Mead Johnson Nutrition Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2009, fairly presents, in all material respects, the financial condition and results of operations of Mead Johnson Nutrition Company.

Date: February 25, 2010

By: /S/ STEPHEN W. GOLSBY

Stephen W. Golsby
President and Chief Executive Officer

Exhibit 32.2

Certification Pursuant to Section 1350 of Chapter 63
of Title 18 of the United States Code

I, Peter G. Leemputte, Chief Financial Officer of Mead Johnson Nutrition Company, certify that (i) Mead Johnson Nutrition Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2009, fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934 and (ii) the information contained in Mead Johnson Nutrition Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2009, fairly presents, in all material respects, the financial condition and results of operations of Mead Johnson Nutrition Company.

Date: February 25, 2010

By: /S/ PETER G. LEEMPUTTE

Peter G. Leemputte
Senior Vice President and Chief Financial Officer



2701 Patriot Boulevard, Fourth Floor Glenview, Illinois 60026-8039 (847) 832-2420

April 2, 2010

Dear Fellow Stockholder:

We are pleased to invite you to attend our Annual Meeting of Stockholders on May 11, 2010, at 9:30 a.m. Central Daylight Time, at The Glen Club, 2901 W. Lake Avenue, Glenview, Illinois 60026.

Details of the business to be conducted at the Annual Meeting are included in the attached Notice of Annual Meeting of Stockholders and Proxy Statement.

Whether or not you plan to attend in person, you can ensure that your shares are represented at the Annual Meeting by promptly voting and submitting your proxy by Internet or by telephone or by signing, dating and returning your proxy card in the enclosed envelope. If you attend the Annual Meeting, you may revoke your proxy and vote in person.

Sincerely,

James M. Cornelius
Chairman of the Board of Directors

Stephen W. Golsby
President and Chief Executive Officer

SEC Mail Processing
Section

APR 08 2010

Washington, DC
110



2701 Patriot Boulevard, Fourth Floor Glenview, Illinois 60026-8039 (847) 832-2420

Notice of Annual Meeting of Stockholders

April 2, 2010

The 2010 Annual Meeting of Stockholders of Mead Johnson Nutrition Company (the "Company") will be held at The Glen Club, 2901 W. Lake Avenue, Glenview, Illinois 60026, on May 11, 2010, at 9:30 a.m. Central Daylight Time, for the following purposes:

1. To elect as directors the nominees named in the attached Proxy Statement to hold office for a term of one year;
2. To approve the Mead Johnson Nutrition Company 2009 Amended and Restated Stock Award and Incentive Plan;
3. To ratify the appointment of Deloitte & Touche LLP as our independent registered public accounting firm for 2010; and
4. To transact any other business that may properly come before the meeting.

The Board of Directors recommends a vote **FOR** Items 1, 2 and 3. Stockholders of record at the close of business on March 22, 2010, will be entitled to vote at the meeting.

By order of the Board of Directors,

William C. P'Pool
Senior Vice President, General Counsel and Corporate Secretary

IMPORTANT NOTICE REGARDING THE AVAILABILITY OF PROXY MATERIALS FOR THE ANNUAL MEETING OF STOCKHOLDERS TO BE HELD ON MAY 11, 2010

The Proxy Statement relating to our 2010 Annual Meeting of Stockholders, our Annual Report to Stockholders for the year ended December 31, 2009 and our Annual Report on Form 10-K for the year ended December 31, 2009 are available at www.meadjohnson.com/eproxy.

YOUR VOTE IS IMPORTANT

Please vote as promptly as possible by using the Internet or telephone or by signing, dating and returning the proxy card.

If you plan to attend the meeting, you must request an admission ticket in advance following the instructions set forth on page 4 of the attached Proxy Statement. Tickets will be issued to registered and beneficial owners and to one guest accompanying each registered or beneficial owner.

Requests for admission tickets will be processed in the order in which they are received and must be requested no later than May 6, 2010. Please note that seating is limited and requests will be accepted on a first-come, first-served basis. On the day of the meeting, each stockholder will be required to present a valid picture identification such as a driver's license or passport with their admission ticket. Seating will begin at 9:00 a.m. Central Daylight Time and the meeting will begin at 9:30 a.m. Central Daylight Time. Cameras (including cell phones with photographic capabilities), recording devices and other electronic devices will not be permitted at the Annual Meeting.



PROXY STATEMENT

The accompanying proxy is solicited on behalf of the Board of Directors for use at the Annual Meeting of Stockholders to be held on May 11, 2010. This Proxy Statement and accompanying proxy card are being mailed to stockholders on or about April 7, 2010.

In this Proxy Statement, we refer to Mead Johnson Nutrition Company, together with its subsidiaries, as "*Company*", "*we*" or "*us*" and the Board of Directors as the "*Board*". References to "*MJN*" or "*Mead Johnson*" are to Mead Johnson Nutrition Company only. When we refer to the "*split-off*", we mean the Bristol-Myers Squibb Company ("BMS") exchange offer that was completed on December 23, 2009, resulting in the split-off of MJN from BMS. Prior to the completion of the exchange offer, BMS converted all of its MJN Class B common stock into Class A common stock. Effective January 7, 2010, all of our Class A common stock was reclassified as common stock, par value $0.01 per share.

TABLE OF CONTENTS

	Page
THE PROXY PROCESS AND STOCKHOLDER VOTING	1
CORPORATE GOVERNANCE AND BOARD MATTERS	5
Board of Directors	5
Committees of the Board of Directors	5
Director Independence	7
Corporate Governance Guidelines	8
Code of Ethics	8
Board Leadership Structure and Lead Independent Director	8
Risk Oversight	9
Communicating with the Board of Directors	9
Nomination of Directors	9
Director Compensation	10
Director Compensation Table	12
Director Stock Ownership Guidelines	12
Compensation Committee Interlocks and Insider Participation	12
Review, Approval or Ratification of Transactions with Related Persons	13
Certain Relationships and Related Transactions	13
EXECUTIVE COMPENSATION	17
Compensation and Management Development Committee Report	17
Compensation Discussion and Analysis	17
Summary Compensation Table	39
Grants of Plan-Based Awards	41
Outstanding Equity Awards At Fiscal Year-End	44
Option Exercises and Stock Vested	47
Pension Benefits	47
Non-Qualified Defined Contribution and Other Non-Qualified Deferred Compensation Plans	50
Post-Termination Benefits	52
Securities Authorized For Issuance Under Equity Compensation Plans	60

	Page
AUDIT RELATED MATTERS	61
Audit Committee Report	61
Audit and Non-Audit Fees	62
MATTERS TO BE VOTED ON	63
Overview of Proposals	63
Proposal 1 – Election of Directors	63
Proposal 2 – Approval of Mead Johnson Nutrition Company 2009 Amended and Restated Stock Award and Incentive Plan	66
Proposal 3 – Ratification of Independent Registered Public Accounting Firm	75
Other Matters	75
OTHER INFORMATION	76
Security Ownership of Directors, Director Nominees and Executive Officers	76
Security Ownership of Certain Beneficial Owners	77
Section 16(a) Beneficial Ownership Reporting Compliance	77
Attending the Annual Meeting	77
Stockholders Proposals for the 2011 Annual Meeting	77
Method and Cost of Soliciting and Tabulating Votes	78
Reduce Duplicate Mailings	78
ANNEX A – Mead Johnson Nutrition 2009 Amended and Restated Stock Award and Incentive Plan	A-1
MAP AND DIRECTIONS TO 2010 ANNUAL MEETING OF STOCKHOLDERS OF MEAD JOHNSON NUTRITION COMPANY	Inside Back Cover

THE PROXY PROCESS AND STOCKHOLDER VOTING

Q: Why am I receiving these materials?

A: We have made these materials available to you in connection with our solicitation of proxies for use at the Annual Meeting to be held on Tuesday, May 11, 2010 at 9:30 a.m. Central Daylight Time, and at any postponement(s) or adjournment(s) thereof. These materials were first mailed to stockholders on or about April 7, 2010. You are invited to attend the Annual Meeting and are requested to vote on the proposals described in this Proxy Statement.

Q: What is included in these materials?

A: These materials include:

- This Proxy Statement for the Annual Meeting;
- The Company's Annual Report to Stockholders for the year ended December 31, 2009;
- The Company's Annual Report on Form 10-K for the year ended December 31, 2009, as filed with the Securities and Exchange Commission ("SEC") on February 25, 2010; and
- A proxy card for the Annual Meeting.

Q: What items will be voted on at the Annual Meeting?

A: Stockholders will vote on three items at the Annual Meeting:

- The election to the Board of the nine nominees named in this Proxy Statement (Proposal No. 1);
- Approval of the Mead Johnson Nutrition Company 2009 Amended and Restated Stock Award and Incentive Plan (the "2009 Stock Award and Incentive Plan") (Proposal No. 2); and
- Ratification of the appointment of Deloitte & Touche LLP ("Deloitte & Touche") as our independent registered public accounting firm for 2010 (Proposal No. 3).

Q: What are the Board's voting recommendations?

A: The Board recommends that you vote your shares:

- "FOR" each of the nominees to the Board (Proposal No. 1);
- "FOR" approval of the 2009 Stock Award and Incentive Plan (Proposal No. 2); and
- "FOR" ratification of the appointment of Deloitte & Touche as our independent registered public accounting firm for 2010 (Proposal No. 3).

Q: Who is entitled to vote?

A: All record holders of our common stock as of the close of business on March 22, 2010 are entitled to vote. On that day, 204,516,132 shares were issued and outstanding. Each share is entitled to one vote on each matter presented at the Annual Meeting.

Q: What is the difference between a stockholder of record and a beneficial owner of shares held in street name?

A: *Stockholder of Record.* If your shares are registered directly in your name with our transfer agent, BNY Mellon Shareowner Services, you are considered the stockholder of record with respect to those shares, and we sent the proxy materials directly to you.

Beneficial Owner of Shares Held in Street Name. If your shares are held in an account at a brokerage firm, bank, broker-dealer or other similar organization, then you are the beneficial owner of shares held in "street name", and the proxy materials were forwarded to you by that organization. The organization holding your account is considered the stockholder of record for purposes of voting at the Annual Meeting. As a beneficial owner, you have the right to instruct that organization on how to vote the shares held in your account.

Q: If I am a stockholder of record of the Company's shares, how do I vote?

A: There are four ways to vote:

- *In Person.* If you are a stockholder of record, you may vote in person at the Annual Meeting. We will give you a ballot when you arrive upon request.
- *By Internet.* You may vote by proxy over the Internet by following the instructions provided on the proxy card.
- *By Telephone.* You may vote by proxy by calling the toll free number found on the proxy card.
- *By Mail.* You may vote by proxy by filling out the proxy card and returning it in the envelope provided.

Q: If I am a beneficial owner of the Company's shares held in street name, how do I vote?

A: There are four ways to vote:

- *In Person.* If you are a beneficial owner of shares held in street name and you wish to vote in person at the Annual Meeting, you must obtain a legal proxy from the organization that holds your shares.
- *By Internet.* You may vote by proxy over the Internet by following the instructions provided on the vote instruction form provided to you by the organization that holds your shares.
- *By Telephone.* You may vote by proxy by calling the toll-free number found on the vote instruction form provided to you by the organization that holds your shares.
- *By Mail.* You may vote by proxy by filling out the vote instruction form and returning it in the envelope provided to you by the organization that holds your shares.

Q: If I hold shares through a benefit plan, such as a 401(k) plan, how do I vote?

A: For voting purposes, the proxy card includes all shares credited to your account under the benefit plans of Mead Johnson, BMS or ConvaTec Inc., held in custody by the plan trustee.

In order to direct the plan(s) trustee(s) to vote the shares held in your benefit plan account(s), you must vote the shares by 11:59 p.m. Eastern Daylight Time on May 6, 2010. If your voting instructions are not received by that time, the trustee(s) will vote the shares credited to your account(s) in the same proportion as the respective plan shares for which voting instructions have been received, unless contrary to the Employee Retirement Income Security Act of 1974. Please follow the instructions in this Q&A for voting of stockholders of record to cast your vote. Although you may attend the Annual Meeting, you may not vote shares held in your Mead Johnson, BMS or ConvaTec Inc. benefit plan(s) account(s) at the Annual Meeting.

Q: What does it mean to vote by proxy?

A: It means that you give someone else the right to vote your shares in accordance with your instructions. In voting by proxy, you ensure that your vote will be counted even if you are unable to attend the Annual Meeting. If you give your proxy but do not include specific instructions on how to vote, the individuals named as proxies will vote your shares as follows:

- **FOR** each of the nominees to the Board;
- **FOR** the approval of the 2009 Stock Award and Incentive Plan; and
- **FOR** the ratification of the appointment of Deloitte & Touche as our independent registered public accounting firm for 2010.

Q: What if I submit a proxy and later change my mind?

A: If you have given your proxy and later wish to revoke it, you may do so by giving written notice to our Corporate Secretary at the address indicated in the Notice of Annual Meeting of Stockholders, submitting another proxy bearing a later date (in any of the permitted forms) or casting a ballot in person at the Annual Meeting.

Q: What happens if other matters are raised at the Annual Meeting?

A: If other matters are properly presented at the Annual Meeting, the individuals named as

proxies will have the discretion to vote on those matters for you in accordance with their best judgment. However, our Corporate Secretary has not received timely and proper notice from any stockholder of any other matter to be presented at the Annual Meeting.

Q: How is it determined whether a matter has been approved?

A: Assuming a quorum is present, the approval of the matters specified in the Notice of Annual Meeting will be determined as follows:

- Those nominees for director receiving a plurality of votes cast will be elected as directors; and
- Each other matter requires the affirmative vote of a majority of the shares of our common stock, present in person or by proxy and entitled to vote at the Annual Meeting.

Q: What constitutes a quorum?

A: A majority of the outstanding shares of our common stock present in person or by proxy and entitled to vote at the Annual Meeting, constitutes a quorum. Broker non-votes and abstentions will be counted for purposes of determining whether a quorum is present.

Q: What happens if I do not give specific voting instructions?

A: *Stockholders of Record.* If you are a stockholder of record and you:

- Indicate when voting on the Internet or by telephone that you wish to vote as recommended by the Board, or
- Sign and return a proxy card without giving specific voting instructions,

then the proxy holders will vote your shares in the manner recommended by the Board on all matters presented in this Proxy Statement, and as the proxy holders may determine in their discretion with respect to any other matters properly presented for a vote at the Annual Meeting.

Beneficial Owners of Shares Held in Street Name. If you are a beneficial owner of shares held in street name and do not provide the organization that holds your shares with specific voting instructions, under the rules of the New York Stock Exchange (the "NYSE"), the organization that holds your shares may generally vote on "routine" matters but cannot vote on "non-routine" matters. If the organization that holds your shares does not receive instructions from you on how to vote your shares on a non-routine matter, the organization that holds your shares will inform the inspector of election that it does not have the authority to vote on this matter with respect to your shares. This is generally referred to as a "broker non-vote".

Q: Which ballot measures are considered "routine" or "non-routine"?

A: The ratification of the appointment of Deloitte & Touche as our independent registered public accounting firm for 2010 (Proposal No. 3) is the only matter considered routine under NYSE rules. A broker or other nominee may generally vote on routine matters, and therefore no broker non-votes are expected to exist in connection with Proposal No. 3.

The election of directors (Proposal No. 1) and the approval of our 2009 Stock Award and Incentive Plan (Proposal No. 2) are matters considered non-routine under NYSE rules. A broker or other nominee cannot vote without instructions from beneficial owners on non-routine matters, and therefore there may be broker non-votes on Proposals No. 1 and No. 2. Broker non-votes will have no effect on the outcome of these proposals.

Q: What effect does an abstention have?

A: Abstentions or directions to withhold authority will have no effect on the outcome of the election of directors. Abstentions will have the same effect as a vote against any of the other matters specified in the Notice of Annual Meeting.

Q: Who will count the vote?

A: Broadridge Financial Solutions, Inc. will tabulate votes and act as the Inspector of Election at the Annual Meeting.

Q: Is my vote confidential?

A: Proxy instructions, ballots and voting tabulations that identify individual stockholders are handled in a manner that protects your voting privacy. Your vote will not be disclosed either within the Company or to third parties, except:

- As necessary to meet applicable legal requirements;
- To allow for the tabulation and certification of votes; and
- To facilitate a successful proxy solicitation.

Occasionally, stockholders provide written comments on their proxy cards, which may be forwarded to our management and the Board.

Q: Where can I find the voting results of the Annual Meeting?

A: The preliminary voting results will be announced at the Annual Meeting. The final voting results will be tallied by the inspector of election and published in a Current Report on Form 8-K, which we are required to file with the SEC by May 17, 2010.

Q: How can I attend the Annual Meeting?

A: If you plan to attend the Annual Meeting, you must request an admission ticket in advance. Tickets will be issued to registered and beneficial owners and to one guest accompanying each registered or beneficial owner. You may request tickets by:

- Visiting www.meadjohnson.com/annual meeting 2010 and following the instructions provided;
- Sending an email to the Shareholder Services Department at mjn.shareholderservices@mjn.com providing the name under which you hold shares of record or the evidence described below of your beneficial ownership of shares and whether you are requesting one or two tickets;
- Sending a fax to (812) 647-8602 and following the instructions provided; or
- Sending a request by mail to Shareholder Services, Mead Johnson Nutrition Company, 2701 Patriot Blvd., Glenview, Illinois 60026 and providing the name under which you hold shares of record or the evidence described below of your beneficial ownership of shares and whether you are requesting one or two tickets.

If you hold shares in street name (that is, through a broker or other nominee), you will need to send a written request for an admission ticket either by regular mail, fax or e-mail, along with proof of share ownership, such as a copy of your voting instruction form, a letter from your bank or broker or a photocopy of your current account statement.

Requests for admission tickets will be processed in the order in which they are received and must be requested no later than May 6, 2010. Please note that seating is limited and requests for tickets will be accepted on a first-come, first-served basis. On the date of the meeting, each stockholder will be required to present a valid picture identification such as a driver's license or passport with their admission ticket. Seating will begin at 9:00 a.m. Central Daylight Time.

Cameras (including cell phones with photographic capabilities), recording devices and other electronic devices will not be permitted at the Annual Meeting.

Q: Does the Company offer an opportunity to receive future proxy materials electronically?

A: Yes. If you wish to view future proxy materials and annual reports over the Internet instead of receiving copies in the mail, follow the instructions provided when you vote through the Internet. If you vote by telephone, you will not have the option to elect electronic delivery while voting. If you elect electronic delivery, we will discontinue mailing the proxy materials and annual reports to you beginning next year and will send you an e-mail message notifying you of the Internet address or addresses where you may access next year's proxy materials and annual report and vote your shares.

CORPORATE GOVERNANCE AND BOARD MATTERS

Board of Directors

Our business and affairs are managed under the direction of our Board. Currently, our Board consists of the following seven members: Dr. Steven M. Altschuler, Mr. Howard B. Bernick, Mr. James M. Cornelius, Mr. Stephen W. Golsby, Mr. Peter G. Ratcliffe, Dr. Elliott Sigal and Mr. Robert S. Singer. In addition, the Board has nominated the following two individuals to stand for election as new directors: Ms. Kimberly A. Casiano and Ms. Anna C. Catalano.

During 2009, the Board held 10 meetings. Prior to our initial public offering ("IPO") on February 11, 2009, the Board consisted entirely of senior executives of BMS. In connection with our IPO, Messrs. Bernick, Ratcliffe and Singer joined the Board effective February 13, 2009, followed by Drs. Altschuler and Sigal on March 10, 2009. Other than Mr. Cornelius, Dr. Sigal and Mr. Golsby, our President and Chief Executive Officer, all of our current directors are independent directors, as defined by the rules of the NYSE. The directors have discretion to increase or decrease the size of the Board.

In connection with our split-off from BMS, which was completed on December 23, 2009, four of our former Board members, who were senior executives of BMS, resigned, and the Board decreased in size from eleven members to seven. In addition, after the split-off we are no longer a "controlled company" as set forth in the corporate governance rules of the NYSE. As a result, we are required by NYSE rules to have a majority of independent directors on the Board within one year of the split-off. Our current board meets this requirement.

During 2009, all of our directors attended 75% or more of the aggregate number of meetings of the Board and Board committees on which they served. Our directors are expected to attend our annual meeting of stockholders.

Committees of the Board of Directors

The standing committees of the Board are the Audit Committee, the Compensation and Management Development Committee and the Nominating and Corporate Governance Committee. The members of each committee are appointed by the Board and serve until their successors are elected and qualified, unless they are earlier removed or resign.

As noted above, we are no longer a "controlled company" as set forth in the corporate governance rules of the NYSE. As a result, we are required to have a majority of independent directors on each of our Compensation and Management Development and Nominating and Corporate Governance Committees within 90 days of our split-off from BMS, and solely independent directors on each of these two committees within one year of the split-off.

Currently, all members of the Audit Committee and a majority of the members of the Compensation and Management Development and Nominating and Corporate Governance Committees satisfy the standards of independence applicable to members of such committees. Prior to the split-off, while we were a "controlled company", we did not have, and were not required to have, a majority of independent directors on our Board, nor did we have, nor were we required to have, a Compensation and Management Development Committee and a Nominating and Corporate Governance Committee composed entirely of independent directors as defined under the rules of the NYSE. The "controlled company" exception does not modify the independence requirements for the Audit Committee. Thus, prior to the split-off, our Audit Committee was made up of three independent directors.

Each committee is governed by a written charter that is available on our website at www.meadjohnson.com under the caption "About Mead Johnson—Corporate Governance—Committee Charters".

Audit Committee

The Audit Committee is currently composed of Messrs. Singer (Chair), Bernick and Ratcliffe, each of whom is independent under the rules of the NYSE. The Board has determined that each of Messrs. Singer, Bernick and Ratcliffe qualifies as an "audit committee financial expert" as defined by SEC rules. The Audit Committee has responsibility for, among other things:

- overseeing management's maintenance of the reliability and integrity of our accounting policies and financial reporting and our disclosure practices;
- overseeing management's establishment and maintenance of processes to ensure that an adequate system of internal control is functioning;
- overseeing management's establishment and maintenance of processes to ensure our compliance with all applicable laws, regulations and corporate policies;
- reviewing our annual and quarterly financial statements prior to their filing and prior to the release of earnings; and
- reviewing the performance of the independent accountants and making recommendations to the Board regarding the appointment or termination of the independent accountants and considering and approving any non-audit services proposed to be performed by the independent accountants.

The Audit Committee met 11 times in 2009. The Audit Committee Report appears on page 61. The Audit Committee has the power to investigate any matter brought to its attention within the scope of its duties and to retain counsel for this purpose where appropriate.

Compensation and Management Development Committee

The Compensation and Management Development Committee is currently composed of Mr. Bernick (Chair) and Dr. Altschuler, each of whom is independent under the rules of the NYSE, and Mr. Cornelius. The Compensation and Management Development Committee exercises the authority of the Board relating to employee benefit plans and is responsible for the oversight of compensation generally. The Compensation and Management Development Committee has responsibility for, among other things:

- reviewing our compensation practices and policies, including equity benefit plans and incentive compensation;
- reviewing key employee compensation policies;
- monitoring the performance and compensation of our chief executive officer, executive officers and other key employees;
- reviewing senior management succession planning and organization structure, and reviewing our policies and programs for the development of management personnel; and
- preparing recommendations and periodic reports to the Board concerning these matters.

The Compensation and Management Development Committee met six times in 2009. The Compensation and Management Development Committee Report begins on page 17. The Compensation and Management Development Committee has directly engaged Hewitt Associates LLC ("Hewitt") as its compensation consultant, effective April 2009.

Nominating and Corporate Governance Committee

The Nominating and Corporate Governance Committee is currently composed of Messrs. Ratcliffe (Chair) and Singer, each of whom is independent under the rules of the NYSE, and Mr. Cornelius. The Nominating and Corporate Governance Committee assists and advises the Board on director nominations, corporate governance

and general Board organization and planning matters. The Nominating and Corporate Governance Committee has responsibility for, among other things:

- making recommendations as to the size, composition, structure, operations, performance and effectiveness of the Board;
- establishing criteria and qualifications for membership on the Board and its committees;
- assessing and recommending to the Board strong and capable candidates qualified to serve on the Board and its committees;
- developing and recommending to the Board a set of corporate governance principles;
- considering matters relating to our responsibilities as a global corporate citizen pertaining to corporate social responsibility and corporate public policy and the impact on our employees and stockholders; and
- considering and recommending to the Board other actions relating to corporate governance.

The Nominating and Corporate Governance Committee met three times in 2009.

Director Independence

To be considered independent, the Board must affirmatively determine that a director does not have any direct or indirect material relationship with us (either directly or as a partner, stockholder or officer of an organization that has a relationship with us). Our Corporate Governance Guidelines require that the Board be composed of a majority of directors who meet the criteria for "independence" established by rules of the NYSE.

Our Board annually undertakes a review of director independence. During its review, the Board considered transactions and relationships between each director or any member of his or her immediate family and us and our subsidiaries and affiliates, including those reported under "Certain Relationships and Related Transactions" below beginning on page 13. The Board also considered whether there were any transactions or relationships between directors or any member of their immediate family (or any entity of which a director or an immediate family member is an executive officer, general partner or significant equity holder) and members of our senior management or their affiliates. The purpose of this review was to determine whether any such relationships or transactions existed that were inconsistent with a determination that the director is independent.

As a result of this review, the Board affirmatively determined that Dr. Altschuler and Messrs. Bernick, Ratcliffe and Singer, as well as Mmes. Casiano and Catalano, who together constitute a majority of the directors nominated for election at the Annual Meeting, are independent. Mr. Golsby is considered an inside director because of his employment as our President and Chief Executive Officer. The Board determined that Mr. Cornelius and Dr. Sigal are not independent directors as a result of their employment with BMS, our former parent, as well as our related transactions with BMS reported under "Certain Relationships and Related Transactions". Mr. Cornelius will be retiring from his position as chief executive officer of BMS effective May 4, 2010, but he will remain Chairman of the Board of BMS.

In determining the independence of each director, the Board considered the following relationship, which it determined was immaterial to the director's independence. The Board considered that we and our subsidiaries have, in the ordinary course of business during the last three years, sold products to The Children's Hospital of Philadelphia, at which one of our directors, Dr. Altschuler, was president and chief executive officer during 2009. However, the amount received from the hospital in each of the last three fiscal years was approximately $260,000 and did not approach 2% of the hospital's total revenue. In addition, the Board considered Dr. Altschuler's participation in our Scientific Advisory Board ("SAB"), which is a non-Board consultative body that has been

established to advise the Chief Executive Officer on various medical and nutritional issues. For his participation on, and role as Chair of, the SAB, Dr. Altschuler received an aggregate of $15,000 in fees in 2009. The Board determined that these relationships did not impair the independence of Dr. Altschuler.

Corporate Governance Guidelines

The Board has adopted Corporate Governance Guidelines that govern its operation and that of its committees. From time to time, our Board may revise the Corporate Governance Guidelines in response to changing regulatory requirements, evolving corporate governance best practices and the concerns of our stockholders and other constituents. A copy of the Corporate Governance Guidelines is available on our website at www.meadjohnson.com under the caption "About Mead Johnson—Corporate Governance—Guidelines". The Corporate Governance Guidelines address, among other matters, the Board's composition and structure, the Board's responsibilities, the Board's meeting procedures, the Board's involvement with senior management, the Board's role in leadership development and general committee matters.

Code of Ethics

We have established a Standards of Business Conduct and Ethics, Code of Ethics for Senior Financial Officers, and Code of Conduct and Ethics for Directors (collectively, the "Codes"). These Codes establish the standards of ethical conduct applicable to all of our directors, officers, employees, consultants and contractors and communicate our commitment to the highest standards of moral and ethical behavior in all of our business activities and our commitment to compliance with all applicable laws and regulations. The Standards of Business Conduct and Ethics address, among other things, competition and fair dealing, conflicts of interest, financial matters and external reporting, company funds and assets, confidentiality and corporate opportunity requirements and the process for reporting violations of the code of ethics, employee misconduct, conflicts of interest or other violations.

The Codes are publicly available on our website at www.meadjohnson.com, under the caption "About Mead Johnson—Corporate Governance—Governance Documents—Standards of Business Conduct and Ethics". Any amendment or waiver to the Codes with respect to our chief executive officer, chief financial officer, controller or persons performing similar functions may only be authorized by our Audit Committee and will be disclosed as required by applicable law and will be posted promptly on our website.

Board Leadership Structure and Lead Independent Director

Mr. Cornelius serves as our non-executive Chairman of the Board. The Chairman of the Board organizes Board activities to enable the Board to effectively provide guidance to, and oversight and accountability of, management. To fulfill that role, the Chairman of the Board, among other things: creates and maintains an effective working relationship with the Chief Executive Officer and the other members of management and the Board; provides the Chief Executive Officer ongoing direction as to Board needs, interests and opinions; and assures that the Board agenda is appropriately directed to the matters of greatest importance to our Company. In carrying out his responsibilities, the Chairman of the Board preserves the distinction between management and oversight, maintaining the responsibility of management to develop corporate strategy and the responsibility of the Board to review and express its views on corporate strategy.

Although the roles of Chairman of the Board and Chief Executive Officer are currently held by different individuals, our Chairman of the Board does not satisfy the independence criteria under NYSE rules because he serves as chief executive officer and chairman of the board of BMS, our former parent. While Mr. Cornelius will be retiring from his position as chief executive officer of BMS effective May 4, 2010, he will remain chairman of the board of BMS. Under applicable NYSE rules, Mr. Cornelius will not be deemed independent until three years after our split-off from BMS. Accordingly, our Board determined that, as a matter of good corporate governance, it was preferable to create the position of, and appoint a director as, the Lead Independent Director. We believe that this arrangement is appropriate because, as described below, the Lead Independent Director provides an additional element of independence to the leadership of our Board.

Following our split-off from BMS, the Board created the position of Lead Independent Director and designated Mr. Singer, who is Chair of the Audit Committee, as the initial Lead Independent Director. The position of Lead Independent Director includes the following duties:

- being available to stockholders and other stakeholders as may be necessary;
- presiding over meetings of the independent directors;
- standing in for the Chairman at Board meetings when the Chairman is not present; and
- organizing the performance assessment of the Chairman of the Board.

To preserve the independence of the position, the Lead Independent Director is appointed by the independent directors and must have at least one year of experience on our Board. In addition, the Lead Independent Director is selected from among the Chairs of the Audit, Compensation and Management Development and Nominating and Governance Committees, which appointment is by annual rotation.

Risk Oversight

The Board is responsible for oversight of the Company's enterprise risk management processes designed by senior management. The Audit Committee also provides specific oversight of the Company's financial risk exposures. The Chief Executive Officer informs the Board of the Company's major risk exposures and describes the steps taken by senior management to monitor and control such exposures. Such steps include management reviewing the results of a formal risk analysis, defining responsive mitigation plans and incorporating such plans in our overall strategic plan. Senior management, with Board oversight, is responsible for daily oversight of the Company's risk management processes and sets the Company's tone at the top. In addition to prioritizing risks based on the magnitude and probability of occurrence, senior management monitors significant risks and responses and ensures that the Company's overall business strategy is risk-responsive.

Communicating with the Board of Directors

Stockholders and other interested parties wishing to contact one or more of our directors, including the non-management directors as a group, may do so by sending a letter to the director, the Chairman of the Board, the Chairman of the Audit Committee or the Lead Independent Director, in each case c/o the Corporate Secretary at the address indicated in the Notice of Annual Meeting of Stockholders. Any such correspondence will be forwarded to the appropriate director or directors for review.

Nomination of Directors

Pursuant to our Corporate Governance Guidelines, the Nominating and Corporate Governance Committee is responsible for reviewing with the Board, on an annual basis, the appropriate criteria for membership to the Board. Directors are selected based on, among other things, diversity of backgrounds and experience, integrity, independence, wisdom, an inquiring mind, vision, a proven record of accomplishment and an ability to work with others. The full Board has final approval authority with respect to any candidate.

In developing criteria for open Board positions, the Nominating and Corporate Governance Committee takes into account such factors as it deems appropriate, which may include: the current Board composition; the range of talents, experiences and skills that would best complement those already represented on the Board; and the need for financial or other specialized expertise. Applying these criteria, the Nominating and Corporate Governance Committee considers candidates for Board membership that may be suggested by its members and other Board members, as well as by management and stockholders. The Nominating and Corporate Governance Committee also may from time to time retain a third-party executive search firm to assist it with identifying and reviewing candidates.

Based primarily on the need for additional Board members, the Nominating and Corporate Governance Committee will identify a prospective nominee and make an initial determination as to whether to conduct a full evaluation of the nominee. In making this determination, the Nominating and Corporate Governance Committee considers the information provided to it with the candidate's recommendation, as well as information available on hand or obtained through inquiries to third parties. If the Nominating and Corporate Governance Committee determines, in consultation with the Chairman of the Board and other directors, as appropriate, that additional consideration is warranted, it may request a third-party executive search firm to gather additional information about the prospective nominee's background and experience and to report its findings to the Nominating and Corporate Governance Committee. The Nominating and Corporate Governance Committee then evaluates the prospective nominee against the specific criteria that it has established for the position, which may include:

- the ability of the prospective nominee to represent the interests of our stockholders;
- the prospective nominee's standards of integrity, commitment and independence of thought and judgment;
- the prospective nominee's ability to dedicate sufficient time, energy and attention to the diligent performance of his or her duties, including the prospective nominee's service on other public company boards, as specifically set out in our Corporate Governance Guidelines;
- the extent to which the prospective nominee contributes to the range of talent, skill and expertise appropriate for the Board;
- the extent to which the prospective nominee helps the Board reflect the diversity of our stockholders, employees, customers and the communities in which we operate; and
- the willingness of the prospective nominee to meet our minimum equity interest holding guidelines for directors.

If the Nominating and Corporate Governance Committee decides, on the basis of its preliminary review, to proceed with further consideration, members of the Nominating and Corporate Governance Committee, as well as other members of the Board, as appropriate, interview the nominee. After completing this evaluation and interview, the Nominating and Corporate Governance Committee makes a recommendation to the full Board, which makes the final determination whether to nominate or appoint the new director after considering the Nominating and Corporate Governance Committee's report.

A stockholder who wishes to recommend a prospective nominee for the Board should notify our Corporate Secretary in writing with whatever supporting material the stockholder considers appropriate. Any prospective nominee recommended by a stockholder will be considered and evaluated on the same basis as other prospective nominees. The Nominating and Corporate Governance Committee will also consider whether to nominate any person nominated by a stockholder pursuant to the provisions of our bylaws relating to stockholder nominations as described in "Stockholder Proposals for the 2011 Annual Meeting" below on page 77.

Director Compensation

We have adopted a director compensation program that establishes annual compensation for our non-employee directors that will enable us to attract and retain high quality directors, provide them with compensation at a level that is consistent with our compensation objectives and encourage their ownership of our common stock to further align their interests with those of our stockholders.

In January 2009, our Board reviewed market data and other analysis prepared by Frederic W. Cook & Co. and determined that it was appropriate to target non-employee director compensation at levels that were commensurate with their experience and expected commitment to Board and committee matters. Based on that

review, our Board adopted an initial non-employee director compensation program that includes cash compensation and equity-based awards as described below. Any of our directors who was a full-time employee of MJN or BMS received no additional compensation for service as a director of MJN. As a result of our split-off from BMS, Mr. Cornelius and Dr. Sigal will participate in our director compensation program in 2010.

Cash Compensation

For 2009, our Board adopted an initial director compensation program that included the following cash compensation:

- An annual cash retainer of $55,000 payable to each non-employee director;
- Annual cash retainers of $20,000, $15,000 and $10,000 payable to the chairs of our Audit Committee, Compensation and Management Development Committee and Nominating and Corporate Governance Committee, respectively; and
- Annual cash retainers of $10,000, $7,500 and $5,000 payable to each non-employee director who was a member of our Audit Committee, Compensation and Management Development Committee and Nominating and Corporate Governance Committee, respectively (in each case, other than the chair of the relevant committee).

For 2010, based upon a review of market data and an analysis provided by Hewitt, and in consideration of our new status as a fully-independent company and the fact that the Company has been engaged in several complex transactions requiring more of the directors' time and attention, the Nominating and Corporate Governance Committee recommended that the Board revise its director compensation program, effective January 1, 2010, to include the following cash compensation:

- An annual cash retainer of $85,000 payable to each non-employee director;
- Annual cash retainers of $25,000, $20,000 and $15,000 payable to the chairs of our Audit Committee, Compensation and Management Development Committee and Nominating and Corporate Governance Committee, respectively; and
- Annual cash retainers of $10,000, $7,500 and $6,500 payable to each non-employee director who is a member of our Audit Committee, Compensation and Management Development Committee and Nominating and Corporate Governance Committee, respectively (in each case, other than the chair of the relevant committee).

Restricted Stock Units

For 2009, each non-employee director was entitled to an annual grant of MJN equity-based awards under our 2009 Stock Award and Incentive Plan having a grant date fair market value of approximately $80,000. Upon the consummation of our IPO, each individual then serving as a non-employee director received, in lieu of an annual grant for 2009, a founder's award of 3,334 restricted stock units under our 2009 Stock Award and Incentive Plan having a grant date fair market value of approximately $80,000. The terms of the founder's awards provided that the restricted stock units would fully vest on the first anniversary of the grant date. Upon joining the Board in March 2009, Dr. Altschuler received a grant of 3,024 restricted stock units under our 2009 Stock Award and Incentive Plan having a grant date fair market value of approximately $80,000, which fully vested on the first anniversary of the grant date.

For 2010, each director is entitled to an annual grant of MJN equity-based awards under our 2009 Stock Award and Incentive Plan having a grant date fair market value of $100,000.

Generally, these equity grants to our directors are made concurrently with annual equity grants to our employees.

Other Director Compensation

For 2010, the non-executive Chairman shall be entitled to compensation in lieu of the compensation payable to non-employee directors as follows:

- An annual cash retainer of $190,000; and
- An annual grant of restricted stock units having a grant date fair value of $285,000, which will fully vest on the first anniversary of the grant date.

For 2010, the Lead Independent Director shall be entitled to an additional annual cash retainer of $15,000.

Director Compensation Table

The following table provides information on 2009 compensation for non-employee directors who served on the Board during 2009.

Name	Fees Earned or Paid in Cash(1)	Stock Awards(2)	All Other Compensation(3)	Total
Dr. Steven M. Altschuler	$62,500	$80,338	$15,000	$157,838
Howard B. Bernick	$80,000	$80,016	—	$160,016
James M. Cornelius	—	—	—	—
Peter G. Ratcliffe	$75,000	$80,016	—	$155,016
Dr. Elliott Sigal	—	—	—	—
Robert S. Singer	$80,000	$80,016	—	$160,016

(1) Consists of the amounts described above under "Director Compensation—Cash Compensation".

(2) Consists of restricted stock units described above under "Director Compensation—Restricted Stock Units". As of December 31, 2009, Dr. Altschuler held 3,024 restricted stock units and Messrs. Bernick, Ratcliffe and Singer each held 3,334 restricted stock units.

(3) Includes $10,000 paid to Dr. Altschuler in connection with his participation on the SAB and $5,000 for his role as Chair of the SAB.

Director Stock Ownership Guidelines

Our non-employee directors are subject to ownership guidelines regarding shares of our common stock. Our guidelines require that within four years of becoming a director, each of our non-employee directors hold common stock with a value equal to four times his or her annual cash retainer. This common stock is to be acquired through the retention of the annual stock awards as well as any other acquisition of common stock. Our non-employee directors may not sell any of their common stock awards until the director has achieved the ownership threshold (except to satisfy tax withholding requirements), after which the director is free to sell any common stock awards acquired following vesting. If one of our non-employee directors departs from the Board, the director must retain common stock with a value equal to four times his or her annual cash retainer for a six-month period following the director's date of departure.

Compensation Committee Interlocks and Insider Participation

None of our executive officers serves, or in the past year has served, as a member of the board of directors or compensation committee of any entity that has one or more executive officers who serve on our board of directors or compensation committee.

Review, Approval or Ratification of Transactions with Related Persons

The Board must approve any transactions involving the Company in which any of our directors, director nominees, executive officers, greater than five percent beneficial owners and their respective immediate family members has a direct or indirect material interest and where the amount involved in the transaction exceeds or is expected to exceed $120,000 in a single calendar year. In doing so, the Board takes into account, among other factors it deems appropriate:

- The related person's interest in the transaction;
- The approximate dollar value of the amount involved in the transaction;
- The approximate dollar value of the amount of the related person's interest in the transaction without regard to the amount of any profit or loss;
- Whether the transaction was undertaken in the ordinary course of our business;
- Whether the transaction with the related person is proposed to be, or was, entered into on terms no less favorable to us than terms that could have been reached with an unrelated third party;
- The purpose of, and the potential benefits to us of, the transaction; and
- Any other information regarding the transaction or the related person in the context of the proposed transaction that would be material to investors in light of the circumstances of the particular transaction.

The transactions with BMS described below were, for the most part, approved prior to our IPO and therefore were not approved pursuant to this policy.

Certain Relationships and Related Transactions

Our Split-off From Our Former Parent, BMS

On December 23, 2009, BMS completed an exchange offer whereby BMS disposed its entire ownership and voting interest in us, resulting in our split-off from BMS. Prior to the split-off, BMS beneficially owned 42,344,571 shares of our Class A common stock (or approximately 55.1% of our outstanding shares of Class A common stock) and 127,655,429 shares of our Class B common stock (representing 100% of the outstanding shares of Class B common stock). Prior to the completion of our split-off from BMS, BMS converted all of its MJN Class B common stock to Class A common stock. To effect the split-off, BMS distributed its 170,000,000 shares of MJN Class A common stock to its participating stockholders in exchange for 269,285,601 shares of BMS common stock. As a result of the split-off, we became completely independent from BMS subject to certain agreements between BMS and us that will remain in place for specified terms.

Separation Agreement

As part of our IPO, we entered into a separation agreement with BMS, which governed the transfer of assets and assumption of liabilities between BMS and us.

The separation agreement provided for a full and complete release and discharge of all liabilities between BMS and us, and our respective subsidiaries, except as expressly set forth in the separation agreement. The liabilities

released or discharged include liabilities arising under any contractual agreements or from any acts, events or conditions existing or alleged to exist on or before the completion of our IPO (other than tax liabilities, which are addressed by the tax matters agreement described under "—Tax Matters Agreement").

We also agreed to indemnify, hold harmless and defend BMS, each of its affiliates and each of their respective directors, officers, members, managers and employees, from and against all liabilities relating to, arising out of or resulting from (i) the businesses contributed by BMS to us, (ii) our breaches of the separation agreement and (iii) our IPO.

BMS agreed to indemnify, hold harmless and defend us, each of our affiliates and each of our respective directors, officers, members, managers and employees from and against all liabilities relating to, arising out of or resulting from (i) the BMS businesses or any liability of BMS (other than businesses contributed to us or liabilities associated with our separation from BMS) and (ii) BMS breaches of the separation agreement.

The separation agreement also specified procedures with respect to claims subject to indemnification and related matters.

Transitional Services Agreement

Historically, BMS has provided significant corporate and shared services functions to us, such as executive oversight, risk management, information technology, accounting, audit, legal, investor relations, human resources, tax, treasury, procurement and other services.

On January 31, 2009, we entered into a transitional services agreement with BMS whereby BMS agreed to provide us with various corporate support services (the "BMS Services"), and we agreed to provide BMS with certain services (the "MJN Services"). The transitional services agreement was amended and restated on December 18, 2009. The BMS Services and the MJN Services will continue for a specified initial term, which will vary with the types of services to be provided, unless earlier terminated or extended according to the terms of the transitional services agreement. We will pay BMS mutually agreed-upon fees for the BMS Services and BMS will pay us mutually agreed-upon fees for the MJN Services. The majority of the services have a term through December 31, 2011. The total net costs under the transitional services agreement for the year ended December 31, 2009 were $58.3 million. Total net costs in 2010 under the transitional services agreement are expected to be approximately $45 million.

The transitional services agreement provides that the performance of a service according to the agreement, whether by us or BMS, will not subject the provider of such service to any liability whatsoever except as directly caused by the gross negligence or willful misconduct of the service provider. Liability for gross negligence or willful misconduct is limited to the lesser of the price paid for the particular service or the cost of the service's recipient performing the service itself or hiring a third party to perform the service. Under the transitional services agreement, the service provider of each service is indemnified by the recipient against all third-party claims relating to provision of services or the recipient's material breach of a third-party agreement, except where the claim is directly caused by the service provider's gross negligence or willful misconduct. BMS is the service provider and we are the recipient of the majority of the services to be provided under the transitional services agreement.

The aggregate cost of the services provided under the transitional services agreement is consistent with general and administrative expenses that BMS has historically allocated or incurred with respect to the BMS Services and the MJN Services.

The terms of the transitional services agreement, including the fees charged for the BMS Services and the MJN Services, are substantially similar to those that would be agreed to by parties bargaining at arm's length for similar services. We believe the payments we make to BMS and BMS makes to us are reasonable. However,

these payments are not necessarily indicative of, and it is not practical for us to estimate, the level of expenses we might incur in procuring these BMS Services from alternative sources.

Tax Matters Agreement

In connection with our IPO, on February 10, 2009, we entered into a tax matters agreement with BMS. This agreement governs the tax relationship between us and BMS for the tax periods through our December 23, 2009 split-off from BMS. Under this agreement, responsibility is allocated between BMS and its subsidiaries, and us for the payment of taxes resulting from filing (i) tax returns on a combined, consolidated or unitary basis and (ii) single entity tax returns for entities that have both MJN and non-MJN operations. Accordingly, BMS prepares returns for us for all periods during which we are included in a combined, consolidated or unitary group with BMS or any of its subsidiaries for federal, state, local or foreign tax purposes, as if we ourselves were filing as a combined, consolidated or unitary group. BMS also prepares returns for us for all periods during which a single-entity tax return is filed for an entity that has both MJN and non-MJN operations. We make payments to BMS and BMS makes payments to us with respect to such returns, as if such returns were actually required to be filed under the laws of the applicable taxing jurisdiction and BMS were the relevant taxing authority of such jurisdiction.

On December 18, 2009, we entered into an amended and restated tax matters agreement with BMS. With respect to the period before the split-off, the amended and restated tax matters agreement allocates the responsibility of BMS and its subsidiaries and us for the payment of taxes in the same manner as discussed above with respect to the tax matters agreement. Pursuant to the amended and restated tax matters agreement, we have consented to join BMS in electing to allocate items ratably between the portion of the taxable year in which we were included in the BMS consolidated tax group and the short period beginning after the split-off on December 23, 2009 and ending on December 31, 2009 when we were a separate taxpayer.

Under the amended and restated tax matters agreement, BMS also has agreed to indemnify us for (i) any tax attributable to a Mead Johnson legal entity for any taxable period ending on or before December 31, 2008, (ii) any tax arising solely as a result of the IPO and the restructuring which preceded the IPO and (iii) any transaction tax associated with the split-off transaction. We have agreed to indemnify BMS for (i) any tax payable with respect to any separate return that we are required to file or cause to be filed, (ii) any tax incurred as a result of any gain which may be recognized by a member of the BMS affiliated group with respect to a transfer of certain foreign affiliates by us in preparation for the IPO and (iii) any tax arising from the failure or breach of any representation or covenant made by us which failure or breach results in the intended tax consequences of the split-off transaction not being achieved.

As of December 31, 2009, based on the terms of the tax matters agreement discussed above, we had a net payable of $12.0 million owing to BMS. Effective as of our split-off from BMS, we no longer are included in BMS's consolidated tax return.

Employee Matters Agreement

On January 31, 2009, we entered into an employee matters agreement with BMS. The employee matters agreement governs BMS's, our and the parties' respective subsidiaries' and affiliates' rights, responsibilities and obligations after our IPO with respect to:

- employees and former employees (and their respective dependents and beneficiaries) who are or were associated with BMS, us or the parties' respective subsidiaries or affiliates;
- the allocation of assets and liabilities as it relates to certain employee benefit, pension, welfare, compensation, employment, severance and termination-related matters; and
- other human resources, employment and employee benefits matters.

Intercompany Notes

On August 26, 2008, Mead Johnson & Company, LLC ("MJC"), a wholly owned subsidiary of MJN, distributed a $2.0 billion intercompany note to E.R. Squibb, a subsidiary of BMS. On February 17, 2009, the $2.0 billion note was reduced to $1.7442 billion and restructured into three notes issued by MJC and guaranteed by MJN (the "BMS Notes"):

- a Floating Rate Note Due 2014 in the principal amount of $744.2 million, bearing interest at a floating rate equal to LIBOR plus 3.00% per annum, payable quarterly, and, starting on June 1, 2010, requiring quarterly principal payments of $18.75 million;

- a Fixed Rate Note Due 2016 in the principal amount of $500.0 million, bearing interest at a fixed rate of 6.43% per annum; and

- a Fixed Rate Note Due 2019 in the principal amount of $500.0 million, bearing interest at a fixed rate of 6.91% per annum.

During 2009, we paid BMS a total of $130.5 million in interest on the BMS Notes and the intercompany note that they replaced. In November 2009, we repaid the BMS Notes in full with the net proceeds from a private placement of notes totaling $1.5 billion, along with borrowings under our credit facility and cash on hand.

Other Transactions with BMS

Inventory and Services

In 2009, we entered into transactions with BMS and its subsidiaries for the sale of inventory and services provided to and received from BMS pharmaceutical divisions in various markets worldwide, as well as corporate services provided by BMS. Product transfers from BMS to us were made at various transfer prices. For the year ended December 31, 2009, we had sales to BMS of $84.2 million. Purchases of goods from BMS and its subsidiaries were $13.6 million for the year ended December 31, 2009.

Manufacturing Facility in Delicias, Mexico

On January 31, 2009, one of our subsidiaries, Mead Johnson Nutricionales de Mexico, S. De R.L. de C.V., entered into an agreement with BMS to lease all of the property, plant and equipment assets at the manufacturing facility in Delicias, Mexico, for 20 years. The lease qualified as a capital lease, and the property, plant and equipment are included in our financial statements for all periods. As part of our split-off from BMS, we purchased these assets for $48.7 million plus the applicable taxes in December 2009, and the lease was terminated. The liability related to this purchase was paid in full in January 2010.

Promissory Note from BMS

As of December 31, 2009, BMS owed us $30.0 million under the terms of a promissory note. We received payment in full from BMS on this note in January 2010.

EXECUTIVE COMPENSATION

Compensation and Management Development Committee Report

The Compensation and Management Development Committee has reviewed and discussed with management the disclosures contained in the section entitled "Compensation Discussion and Analysis" of this Proxy Statement. Based upon this review and discussion, the Compensation and Management Development Committee recommended to the Board that the section entitled "Compensation Discussion and Analysis" be included in this Proxy Statement and incorporated by reference into our Annual Report on Form 10-K for the fiscal year ended December 31, 2009.

Members of the Compensation and Management Development Committee,

Howard B. Bernick, Chairman
Steven M. Altschuler, M.D.
James M. Cornelius

Compensation Discussion and Analysis

Our executive officers whose compensation is discussed in this Compensation Discussion and Analysis ("CD&A"), and who we refer to as the Named Executive Officers for purposes of this Proxy Statement, are:

- Stephen W. Golsby—Our President and Chief Executive Officer;
- Peter G. Leemputte—Our Senior Vice President and Chief Financial Officer;
- Peter Kasper Jakobsen—Our President, Americas;
- Charles M. Urbain—Our President, Asia and Europe;
- Christiaan Augustijns—Our former Senior Vice President and Chief Marketing Officer; and
- Lynn H. Clark—Our Senior Vice President, Human Resources.

Mr. Augustijns, our former Senior Vice President and Chief Marketing Officer, concluded his employment with us effective October 22, 2009. A discussion of Mr. Augustijns' compensation as a Named Executive Officer is included in the various tables below and under "—Compensation and Severance Arrangements with Mr. Augustijns".

Our Transition to Becoming a Completely Independent Company

We completed our IPO on February 17, 2009. Prior to the IPO, we were wholly owned by BMS, and BMS was responsible for determining our historical compensation strategy together with the BMS Compensation and Management Development Committee (the "BMS Compensation Committee") of BMS's board of directors (the "BMS Board"). Prior to the IPO, our Board was comprised entirely of directors who were executives of BMS. In connection with our IPO, our Board formed its own Compensation Committee (now known as the Compensation and Management Development Committee and referred to in this CD&A as the "MJN Compensation and Management Development Committee"), which now includes Mr. Cornelius and two independent directors, Mr. Bernick and Dr. Altschuler. The MJN Compensation and Management Development Committee is now responsible for determining our executive compensation strategy.

In anticipation of our IPO, our Board met in December 2008 to review and approve our global compensation plan structure and design, including plans and arrangements for our employees that generally became effective following the completion of the IPO. The plans included the 2009 Stock Award and Incentive Plan and the Mead Johnson Nutrition Company 2009 Senior Executive Performance Incentive Plan (the "2009 Senior Executive Performance Incentive Plan"). The Board also approved guidelines for granting founder's awards based on an employee's grade level as described below in "—Principal Components of the 2009 Compensation Program for Named Executive Officers". In addition, the Board approved the general plan design for the retirement, savings and health and welfare benefit plans that are generally applicable to our employees globally.

In December 2009, BMS completed an exchange offer pursuant to which BMS divested itself of all remaining equity interests in us, resulting in our split-off from BMS. Prior to our split-off from BMS, BMS continued to treat each of the Named Executive Officers as a BMS employee for purposes of continued vesting under BMS's equity compensation plans. However, the split-off from BMS was considered an involuntary termination of employment without cause under the BMS equity compensation plans for purposes of the Named Executive Officers' BMS equity awards. This treatment resulted in the immediate vesting of all BMS stock option awards and a pro-rata portion of BMS restricted stock unit awards and BMS long-term performance awards previously received by the Named Executive Officers, as described below under "—Long-Term Performance Share Awards", "—Stock Option Awards" and "—Restricted Stock Unit Awards". The remaining unvested portion of BMS restricted stock units and BMS long-term performance awards that were granted to the Named Executive Officers under the BMS equity compensation plans were forfeited. The exercise term of the accelerated BMS stock options was shortened to 90 days from the termination date, unless certain retirement eligibility requirements were met, in which case the full BMS stock option exercise term was retained.

Introduction

This CD&A aims to explain how our compensation program is designed and how it operates with respect to the Named Executive Officers. This CD&A first describes our executive compensation philosophy and then details the process for the decisions made with respect to the 2009 compensation of the Named Executive Officers. This includes a discussion of individual arrangements with the Named Executive Officers and other benefits provided to them. Finally, this CD&A describes several of our key corporate governance policies covering executive compensation.

Because the compensation of the Named Executive Officers was determined by BMS prior to the IPO, the following discussion of the Named Executive Officers' compensation for 2009 includes a discussion of legacy salary, bonus and equity grants that were determined and awarded by BMS prior to the IPO. Such legacy BMS compensation matters are distinguished from post-IPO compensation matters in the following discussion, and, where appropriate, are identified either as "BMS" or "MJN" components of compensation.

Executive Compensation Philosophy

Our executive compensation philosophy is based on three core elements: (1) pay for performance, (2) competitive pay and (3) stockholder value creation. Each of these elements is described below.

Pay for Performance

We structure our compensation program to align the interests of our senior executives with the interests of our stockholders. We believe that an employee's compensation should be tied directly to helping us achieve our mission and deliver value to our stockholders. We also believe that a significant amount of compensation should be long-term and at risk. Therefore, a significant part of each executive's pay depends on his or her performance measured against financial and operational objectives, and a substantial portion is delivered in the form of equity awards that tie the executive's compensation directly to creating stockholder value.

Competitive Pay

We believe that a competitive compensation program is an important tool to help attract and retain talented employees. We aim to pay our executives at approximately the median level of pay of our peer group when targeted levels of performance are achieved. As Company or individual performance fluctuates above or below targeted levels, our executives' pay also will fluctuate above or below the peer group median level. By providing compensation that is competitive with our peer companies, we enhance our ability to recruit new talent and retain the talent that we need to continue to build and lead our business over the long term.

Stockholder Value Creation

All of our compensation plans are designed to increase the value we deliver to our stockholders. We try to achieve this in the design, metrics and oversight of the plans by the MJN Compensation and Management Development Committee. While managing risk, we believe that investing for growth and profitability of our brands and business is critical to the long-term success of our Company. Our compensation plans are designed to reinforce this and to make sure we are appropriately investing in our future.

Our compensation program is also designed with the following principles in mind:

- To pay employees equitably relative to one another based on the work they do, the capabilities and experience they possess and the performance they demonstrate;
- To promote a nondiscriminatory work environment that enables us to leverage the diversity of thought that comes with a diverse workforce;
- To motivate executives to deliver high performance with integrity; and
- To continue to focus on good corporate governance practices by implementing compensation best practices and corporate policies, several of which are described in greater detail under "—Corporate Governance Policies Covering Executive Compensation".

Compensation Program Design

This section will explain how we determined the design of the 2009 post-IPO executive compensation program as it relates to the Named Executive Officers. As discussed below, three significant components of the Named Executive Officers' compensation in 2009 were unique one-time awards relating to our IPO and split-off from BMS: cash Retention Bonuses, Founders' Awards and Replacement Equity Grants. These unique one-time awards are not part of our ongoing compensation program design.

Role of the MJN Compensation and Management Development Committee

The MJN Compensation and Management Development Committee is responsible for determining the executive compensation strategy and philosophy for our organization. Furthermore, the MJN Compensation and Management Development Committee reviews and approves individual compensation packages for our most senior executives and reviewed and approved 2009 annual incentive award goals and payouts to each of the Named Executive Officers, as described under "—Annual Incentive Awards" below. In the case of compensation for individuals below the most senior level, the MJN Compensation and Management Development Committee delegated certain authority to members of management to make determinations in accordance with guidelines established by the MJN Compensation and Management Development Committee. In addition, the MJN Compensation and Management Development Committee is responsible for reviewing senior management succession planning and organization structure, and reviewing our policies and programs for the development of management personnel.

Interaction between Executive Officers and the MJN Compensation and Management Development Committee

Management plays a supportive role in our executive compensation program. The Chief Executive Officer and Chief Financial Officer are involved in recommending the performance goals that are used for the annual and long-term incentive programs, subject to MJN Compensation and Management Development Committee approval. In addition, the Senior Vice President of Human Resources works with the MJN Compensation and Management Development Committee, its compensation consultant and senior management to (i) ensure that the MJN Compensation and Management Development Committee is provided with the appropriate information to make its decisions, (ii) propose recommendations for MJN Compensation and Management Development Committee consideration and (iii) communicate those decisions to senior management for implementation.

Role of the Compensation Consultants

The MJN Compensation and Management Development Committee retained Hewitt as its compensation consultant commencing in April 2009. Hewitt reports directly to the MJN Compensation and Management Development Committee, and the MJN Compensation and Management Development Committee directly oversees the fees paid for services provided by Hewitt. The MJN Compensation and Management Development Committee instructs Hewitt to give it advice, independent of management, and to provide such advice for the benefit of our Company and our stockholders. Hewitt assisted the MJN Compensation and Management Development Committee by providing the following services in 2009:

- Advising on the changes made to the Company's compensation program post-IPO and post-split-off to reflect the compensation philosophy of a completely independent public company;
- Participating in the design and development of our executive compensation program for 2010;
- Providing competitive benchmarking and market data analysis, including expanding the number of companies comprising our peer group;
- Providing recommendations for the compensation of our most senior executives, including Mr. Golsby;
- Providing recommendations for the design of new change-in-control and severance plans covering senior executives, which were implemented in December 2009; and
- Attending all of the MJN Compensation and Management Development Committee's regular meetings from April 2009 through December 2009.

During 2008, BMS and MJN management had engaged Frederic W. Cook & Co. to assist in the initial pre-IPO design of our 2009 compensation program, as described later in more detail. In addition, Frederic W. Cook & Co. provided input regarding the initial compensation arrangements for Mr. Leemputte at the time of his hiring in 2008.

Peer Group Analysis

Our executive compensation program seeks to provide total compensation at the median of the pay levels provided by a designated peer group of U.S.-based multinational companies when targeted levels of performance are achieved. Specifically, we target the competitive pay median on all components of pay, including base salary, annual bonuses, long-term incentive awards and total compensation. We review competitive median pay levels to maintain our compensation program guidelines on an annual basis (i.e., our salary structure, the leveling of our positions, our annual target bonus levels and our long-term incentive award guidelines). We also use

competitive pay levels to help in determining individual pay decisions. Paying at the competitive median when targeted levels of performance are achieved allows us to attract and retain talent, while also enabling us to maintain a competitive cost base with respect to compensation expense and performance.

Prior to our IPO, Frederic W. Cook & Co. identified the following peer group of companies that BMS used for competitive benchmarking of the compensation program for Mead Johnson:

- Alberto-Culver Company
- Allergan, Inc.
- Campbell Soup Company
- Church & Dwight Co., Inc.
- The Clorox Company
- Del Monte Foods Company
- Energizer Holdings, Inc.
- The Estée Lauder Companies Inc.
- Herbalife Ltd.
- The Hershey Company
- H.J. Heinz Company
- The J.M. Smucker Company
- Kellogg Company
- McCormick & Company, Incorporated
- Tupperware Brands Corporation

Following the IPO, the MJN Compensation and Management Development Committee reviewed our existing peer group and, based on Hewitt's analysis and recommendation, added the following companies:

- Chiquita Brands International Inc.
- Colgate-Palmolive Co.
- Corn Products International Inc.
- Hain Celestial Group Inc.
- Hanesbrand Inc.
- Hasbro Inc.
- Mattel Inc.
- Molson Coors Brewing Company
- Sara Lee Corporation
- The Sherwin-Williams Company
- TreeHouse Foods, Inc.

We believe this expanded peer group of 26 companies is appropriate given the nature of the consumer products industry. The companies were chosen for a variety of reasons, including: comparability in size in terms of revenue and market capitalization; global business footprint; and strategic characteristics specific to the food and beverage and consumer products industries. We also consider whether a peer group company competes directly with us for executive talent. We monitor the composition of our peer group regularly and will make changes when appropriate. We believe it is critical to pay at a competitive level relative to this peer group in order to attract and retain the talent we need; therefore, for 2009, we targeted total compensation for our executives, including the Named Executive Officers, at the median of our peer group.

Risk Considerations

The MJN Compensation and Management Development Committee considers, in establishing and reviewing our executive compensation program, whether the program encourages unnecessary or excessive risk taking. The factors considered by the MJN Compensation and Management Development Committee include:

- the general design philosophy of our compensation policies and practices for employees whose behavior would be most affected by the incentives established by our compensation policies and practices, as such policies and practices relate to or affect risk taking by employees on our behalf, and the manner of their implementation;
- our risk assessment and incentive considerations in structuring our compensation policies and practices or in awarding and paying compensation;
- how our compensation policies and practices relate to the realization of risks resulting from the actions of employees in both the short term and the long term;

- our policies regarding adjustments to our compensation programs and practices to address changes in our risk profile; and
- material adjustments that we have made to our compensation policies and practices as a result of changes in our risk profile.

The MJN Compensation and Management Development Committee believes that it has mitigated unnecessary risk taking in both the design of the compensation plans and the controls placed upon them because (i) payments under all of our management compensation plans are capped, (ii) the performance goals relate directly to the business plan approved by the Board and (iii) there is an appropriate balance between our annual operating achievements and longer-term value creation, with a particular emphasis on longer-term value creation for our executives.

Determining the Individual Compensation of Named Executive Officers for 2009

Our executive compensation program is designed to provide value to the executive based on the extent to which (i) individual performance, (ii) our performance versus annual budgeted financial targets, (iii) longer-term financial performance and (iv) total return to our stockholders (stock price appreciation plus dividends) meet, exceed or fall short of expectations. We believe this approach, with our emphasis on long-term compensation, serves to focus the efforts of our executives on the attainment of sustained long-term growth and profitability for our benefit and the benefit of our stockholders. All elements of executive compensation are reviewed both separately and in the aggregate to ensure that the amount and type of compensation is within appropriate competitive parameters and the program design encourages the creation of long-term stockholder value. When determining the individual award levels for base salary increases, annual incentive awards, stock option awards and performance share awards for the Named Executive Officers, other than the Chief Executive Officer, the MJN Compensation and Management Development Committee considered individual performance measured against financial and operational objectives that are linked to our business strategy and total stockholder return, as assessed by the Chief Executive Officer. The performance of the Chief Executive Officer was assessed directly by the MJN Compensation and Management Development Committee.

Performance Management System

We use a system, which we refer to as the "Performance Management System", to annually review and assess all of our executives, including, for 2009, the Named Executive Officers. This system measures individual performance over the course of the previous year against preset financial and operational performance goals. The system also assists in ensuring that each executive's compensation is tied to our financial and operational performance and to our stockholder return.

The annual review and assessment under the Performance Management System is generally conducted in the first two months of the year following the relevant performance year. We conducted this review in January 2009 in order to determine 2009 base salary increases and 2009 stock option and performance share awards for the Named Executive Officers, as described under "—Base Salaries", "—Long Term Performance Share Awards" and "—Stock Option Awards". Payout levels pursuant to the 2009 annual incentive awards, as described under "—Annual Incentive Awards" below, were reviewed and approved by the MJN Compensation and Management Development Committee in February 2010, and are reflected in the tables below. The process for assessing the performance of each of the Named Executive Officers (except Mr. Augustijns) under the Performance Management System for 2009 is described below:

Stephen W. Golsby

Mr. Golsby's performance against predetermined objectives was assessed by the MJN Compensation and Management Development Committee, including the Chairman of the Board, in executive session with no

members of management present. The MJN Compensation and Management Development Committee reviewed year-end financial results and a summary of other financial and operational results.

Peter G. Leemputte, Charles M. Urbain, Peter Kasper Jakobsen* and *Lynn H. Clark

Mr. Golsby reviewed and assessed Messrs. Leemputte, Urbain and Jakobsen and Ms. Clark's performance against financial and operational objectives set at the beginning of 2009.

Listed below are the key performance results against the 2009 performance objectives for each of the Named Executive Officers (except Mr. Augustijns). The MJN Compensation and Management Development Committee used these results as the basis for making individual compensation decisions for 2009, as detailed below:

Stephen W. Golsby

Mr. Golsby led the execution of a highly successful IPO completed in February 2009, and the Company's subsequent split-off from BMS completed in December 2009. Throughout this process, he developed leadership talent and established capabilities to operate as a high-performing independent global company. Under his leadership, we grew revenues, exceeded earnings per share and cash flow targets and restructured the Company's $1.7 billion of debt in part with the proceeds of a $1.5 billion private placement of debt, thereby achieving lower interest rates on the Company's debt. The price per share of our common stock increased significantly during 2009 thus creating increased value for stockholders.

Peter G. Leemputte

During 2009, Mr. Leemputte provided critical leadership across the business, contributing to the successful execution of the IPO, debt restructuring and split-off from BMS. He helped guide the overall management of the business by establishing a strong team of functional leaders and developing critical infrastructure, analytics and reporting capabilities required for us to operate as an independent company. His efforts contributed to a reduction in the 2009 effective tax rate, as well as a significant drop in interest expense for 2010.

Charles M. Urbain

Mr. Urbain, who has been continually employed by us since January 1996 in various capacities, assumed responsibility for our Asia and Europe regions on January 1, 2009, and delivered excellent financial performance. He upgraded capabilities throughout Europe and exceeded market share objectives in Asia. Mr. Urbain was a critical member of the senior leadership team throughout the IPO.

Peter Kasper Jakobsen

Mr. Jakobsen, who has been continually employed by us since March 1998 in various capacities, assumed leadership of our North American and Latin American regions on January 1, 2009. He took steps to restructure the U.S. business infrastructure and build new leadership capabilities, which resulted in the stabilization of our U.S. market share. He oversaw the development and execution of a strengthened innovation pipeline in both regions and delivered strong financial results in Latin America. Mr. Jakobsen was a critical member of the senior leadership team throughout the IPO.

Lynn H. Clark

Ms. Clark, who has been continually employed by BMS or us since March 2001 in various capacities, successfully led the separation of our global workforce into the new public company. She established a new human resources infrastructure and outsourced partnerships to deliver critical programs and services such as

global payroll and employee benefits. This was accomplished in a cost-effective manner and with minimal business disruption. She also partnered with other members of senior leadership to add to our leadership capability through the recruitment of several key hires. Ms. Clark was also a critical member of the senior leadership team throughout the IPO.

Principal Components of the 2009 Compensation Program for Named Executive Officers

The main components of the 2009 executive compensation program for the Named Executive Officers included elements considered to be part of our ongoing program, as well as special elements related to the IPO and split-off.

Components of our ongoing compensation program include:

- Base Salary;
- Annual Incentive Awards;
- Long-Term Incentive Awards:
    - Long-Term Performance Share Awards;
    - Stock Option Awards; and
    - Restricted Stock Unit Awards.

2009 compensation program elements specifically related to the IPO and split-off, which were one-time in nature, included:

- Retention Bonuses;
- Founders' Awards; and
- Replacement Equity Grants.

The following chart shows the 2009 target compensation mix, on an aggregate basis, for the main ongoing components of Named Executive Officer compensation, based on targeted compensation for each of the Named Executive Officers:



This target mix supports the core elements of our executive compensation philosophy by emphasizing long-term incentives while providing competitive short-term components. The following discussion explains how each of

these pay components is determined. In addition, the following discussion describes the specific pay decisions that were made in 2009 with respect to the Named Executive Officers (except Mr. Augustijns).

Base Salaries

The base salaries of executives are determined based primarily upon the pay levels of comparable positions within our peer group and the unique qualifications and experience of the individual executive. Merit increases for these executives are determined based upon both the performance of an individual and the size of our merit increase budget in a given year. Management reviews results of surveys that forecast what other companies' salary increase budgets will be and sets the annual salary increase budgets based upon such forecasts, along with business performance and economic conditions. In addition, salary adjustments may be granted when executives assume significant increases in responsibility, achieve outstanding accomplishments, exceed performance expectations or if they are determined to be below the market based on the peer group analysis.

Mr. Golsby was granted a base salary increase in February 2009 in conjunction with the IPO and in recognition of his new role as the Chief Executive Officer of a public company. Messrs. Urbain and Jakobsen were granted base salary increases effective January 1, 2009. In the case of Mr. Urbain, this increase was granted in connection with his promotion to the position of President, Asia and Europe, and in the case of Mr. Jakobsen, this increase was granted in connection with his promotion to the position of President, Americas. Mr. Leemputte and Ms. Clark received base salary increases in July 2009 as part of our annual salary review process.

Annual Incentive Awards

Annual incentive awards under the MJN 2009 Senior Executive Performance Incentive Plan are designed to reward executives for achieving short-term financial and operational goals and to reward their individual performance, consistent with our pay for performance philosophy. An executive's annual incentive award opportunity is a percentage of the individual's base salary as determined by the individual's job level. These annual incentive opportunities are based on an analysis of the median of our peer group and are reviewed annually.

At the time of the IPO, BMS elected to pay out bonuses for the month of January 2009 to all MJN employees at 100% of target under the BMS incentive plans. The MJN 2009 Senior Executive Performance Incentive Plan became effective February 1, 2009. For the remainder of 2009, each executive's annual incentive target was adjusted for corporate performance, which was determined as follows: 50% was based on our performance measured against target non-U.S. GAAP diluted earnings per share (the "EPS Goal"), 25% was based on our performance measured against a certain ratio of working capital plus capital expenditures (a measure of net operating cash flow that includes, among other things, the sum of inventories, accounts receivable and capital expenditures) expressed as a percentage of net sales (the "Operating Capital Goal") and 25% was based on our net sales (excluding the impact of foreign currency fluctuations) (the "Net Sales Goal"). The 2009 EPS Goal was $1.91, the Operating Capital Goal was 17.5% and the Net Sales Goal was $2.895 billion. Our actual performance against the EPS Goal was $2.08, or 108.9% of target, our actual performance against the Operating Capital Goal was 16.9%, or 103.4% of target, and our actual performance against the Net Sales Goal was $2.803 billion, or 96.8% of target.

Our performance measured against these goals was used to adjust each participant's target annual incentive award opportunity for 2009. The actual amount of each participant's bonus was then based on the individual's performance relating to the achievement of specific financial and operational goals, as described under "—Determining the Individual Compensation of Named Executive Officers for 2009". 2009 bonuses for the Named Executive Officers were paid at a level ranging from 95% to 128% of each participant's adjusted target bonus.

On February 24, 2010, the MJN Compensation and Management Development Committee met and approved 2009 annual incentive award payouts under the 2009 Senior Executive Performance Incentive Plan for the

eleven-month period beginning February 1, 2009 and ending December 31, 2009. Actual annual incentives paid to the Named Executive Officers under the 2009 Senior Executive Performance Incentive Plan for 2009 were as follows:

Name	Target Annual Incentive	Actual Annual Incentive
Mr. Golsby	$948,750	$1,400,000
Mr. Leemputte	$428,542	$ 542,000
Mr. Urbain	$318,714	$ 348,000
Mr. Jakobsen	$318,714	$ 348,000
Mr. Augustijns	$219,375	$ 252,281
Ms. Clark	$172,243	$ 198,000

These actual payout amounts shown above are also reported in the Non-Equity Incentive Plan Compensation column of the Summary Compensation Table below, along with the payments under the BMS incentive plans for the month of January 2009.

Long-Term Incentive Awards

Long-term incentives are designed to tie executive interests to the interests of stockholders. The ultimate value of long-term incentive awards is driven by stock price, which provides a direct link to the creation of stockholder value. In addition, our long-term incentive award program is designed to reward individual performance, as the long-term incentive awards granted vary based on individual performance. During 2009, we provided four long-term incentive award vehicles, each of which served a different purpose.

Our ongoing long-term incentive award program includes the following:

- Long-Term Performance Share Awards to reward the achievement of financial objectives; and

- Stock Option Awards to reward the creation of incremental stockholder value and growth.

As part of our IPO and split-off from BMS, we also provided the following:

- Founders' Awards in the form of restricted stock units to align the executives' interests with stockholders' interests from the time of the IPO and enhance retention of executives; and

- Replacement Equity Grants in the form of restricted stock units to replace the value of BMS equity that was forfeited due to our split-off from BMS in December 2009.

The following chart shows the 2009 target mix of the long-term incentive awards for each of the Named Executive Officers, excluding the value of the one-time Founders' Awards and Replacement Equity Grants, as these were intended to enhance retention and to replace the value of forfeited BMS equity and are not part of our ongoing compensation program:

Target Mix of Long-Term Incentive Awards



We typically make annual grants of long-term incentive awards in late February or early March to coincide with meetings of the MJN Compensation and Management Development Committee and the full Board. We believe that consistent timing of equity award grants is a good corporate governance practice that reduces the risk in selecting a grant date with a preferential stock price. For additional details regarding our policy for granting long-term performance rewards, see "—Equity Grant Policy".

The number of long-term performance share awards and stock options granted to an employee is determined based on a long-term incentive target value, which varies by grade level. The long-term incentive target values reflect the 50th percentile of our peer group and are reviewed and approved annually. An employee's long-term incentive value can be increased or decreased based on the executive's performance in the prior year. Once the value of the annual long-term incentive award is determined, the number of shares and options is calculated based on the mix of long-term incentive vehicles determined by the MJN Compensation and Management Development Committee.

All of the long-term incentive awards granted by BMS and held by the Named Executive Officers remained outstanding following our IPO, and BMS continued to treat each of the Named Executives Officers as an employee of BMS for purposes of continued vesting pursuant to these awards. However, upon completion of our split-off from BMS, the employment of each of the Named Executive Officers was considered to have been involuntarily terminated without cause under applicable BMS plans for purposes of the BMS long-term incentive awards. The resulting treatment of each outstanding award following our split-off from BMS is explained below.

100% of the ongoing long-term incentive award mix for the Named Executive Officers for 2009, excluding the value of the one-time Founders' Awards and Replacement Equity Grants, is payable based on the achievement of specific performance criteria, including the performance of our common stock.

The following discussion explains the long-term incentive awards granted under each of the BMS and MJN compensation programs that relate to the Named Executive Officers for 2009:

Long-Term Performance Share Awards

This type of award, which is denominated in the form of a target number of performance shares, is based on three-year performance cycles. The target number of performance shares in an executive's award is based on his or her grade level and performance. The following discussion describes each grant of long-term performance share awards held by the Named Executive Officers that was outstanding during 2009.

BMS Performance Share Awards

BMS 2007-2009 Award: BMS granted each of the Named Executive Officers (other than Messrs. Leemputte and Augustijns, who were not employed by BMS at the time of grant) a 2007-2009 award related to the achievement of certain BMS financial and operational objectives. This award was based 50% on non-U.S. GAAP diluted earnings per share of BMS common stock and 50% on BMS's net sales. In March 2007, the BMS Compensation Committee approved a 2007 non-U.S. GAAP diluted earnings per share target of $1.25 and a 2007 net sales target of $19.262 billion. In January 2008, the BMS Compensation Committee approved a 2008 non-U.S. GAAP diluted earnings per share target of $1.54 and a 2008 net sales target of $19.627 billion. Both of these targets reflect adjustments made in June 2008 in accordance with the terms of BMS's equity incentive plan to reflect discontinued operations of Mead Johnson. In March 2009, the BMS Compensation Committee approved a 2009 non-U.S. GAAP diluted earnings per share target of $1.70 and a 2009 net sales target of $19.199 billion. Minimum performance of 92% of target on either the earnings per share or sales portion of the award was necessary for a threshold payout of 45% for that portion of the award. Maximum performance of 110% of target would have resulted in a payout of 220% for that portion of the award.

Below are the achievement levels for the first, second and third years of the 2007-2009 BMS performance cycle as they relate to the Named Executive Officers:

2007	Target	Actual	Achievement	Payout
BMS Earnings Per Share	$ 1.25	$ 1.48	118.4%	220.0%
BMS Net Sales	$19.262 billion	$19.977 billion	103.7%	127.1%
Combined				173.6%

2008	Target	Actual	Achievement	Payout
BMS Earnings Per Share	$ 1.54	$ 1.74	113.0%	220.0%
BMS Net Sales	$19.627 billion	$20.597 billion	104.9%	144.1%
Combined				182.1%

2009	Target	Actual	Achievement	Payout
BMS Earnings Per Share	$ 1.70	$ 1.89	111.2%	220.0%
BMS Net Sales	$19.199 billion	$19.537 billion	101.8%	109.0%
Combined				164.5%
Adjusted				156.5%

The first-year payout under the 2007-2009 award was 173.6%, the second-year payout was 182.1% and the third-year payout was 156.5%. The third-year payout reflects the discretionary determination of the BMS Compensation Committee to include the results of discontinued operations of Mead Johnson. Each payout factor applied to one-third of the target award only. Award earnings on each third of the award were tallied and a payout was made during the first quarter of 2010.

As noted above, our split-off from BMS was considered an involuntary termination of employment without cause for purposes of the Named Executive Officers' BMS equity awards. Because such split-off was completed after December 15, each Named Executive Officer's Service was rounded through the end of the month. As a result, the Named Executive Officers (except Messrs. Leemputte and Augustijns) received the full first, second and third-year payouts for the 2007-2009 awards based on actual achievement of performance goals.

BMS 2008-2010 Award: In 2008, the long-term performance award design for the 2008-2010 performance period was similar to the long-term performance award design for the 2007-2009 performance period described above, except that the award payout schedule differs from the 2007-2009 performance period awards. BMS granted each of the Named Executive Officers (except Messrs. Leemputte and Augustijns, who were not employed by BMS at the time of grant) a 2008-2010 award (based on a fixed number of shares rather than a dollar amount) related to the achievement of certain BMS financial and operational objectives. Each such award is based 50% on non-U.S. GAAP diluted earnings per share of BMS common stock and 50% on BMS net sales. The 2008 non-U.S. GAAP diluted earnings per share target was $1.54 and the 2008 net sales target was $19.627 billion. Both of these targets reflect an adjustment made in June 2008 in accordance with the terms of BMS's equity incentive plan to reflect discontinued operations due to BMS's divestiture of a business unit. In March 2009, the BMS Compensation Committee approved a 2009 non-U.S. GAAP diluted earnings per share target of $1.70 and a 2009 net sales target of $19.199 billion.

Under the BMS awards granted for the 2008-2010 performance period, an achievement of 80% on a given performance measure will yield a payout of 40% of target for that portion of the award, achievement below 80% will yield no payout and achievement levels of 115% or higher will yield a maximum payout of 165% for that portion of the award.

Below are the achievement levels for the first and second years of the 2008-2010 BMS performance cycle as they relate to the Named Executive Officers:

2008	Target	Actual	Achievement	Payout
BMS Earnings Per Share	$ 1.54	$ 1.74	113.0%	155.0%
BMS Net Sales	$19.627 billion	$20.597 billion	104.9%	110.8%
Combined				132.9%

2009	Target	Actual	Achievement	Payout
BMS Earnings Per Share	$ 1.70	$ 1.89	111.2%	146.0%
BMS Net Sales	$19.199 billion	$19.537 billion	101.8%	101.8%
Combined				123.9%
Adjusted				117.55%

The first-year payout under the BMS 2008-2010 award was 132.9% and the second-year payout was 117.55%. The second-year payout reflects the discretionary determination of the BMS Compensation Committee to include the results of discontinued operations of Mead Johnson. The first and second-year payout factors applied to one-third of the target award only. Such payouts will be made during the first quarter of 2011 following the completion of the 2008-2010 performance period. The Named Executive Officers forfeited the third-year payout.

BMS Special 2008-2010 Award: To drive continued cost reductions and productivity improvements, BMS granted in 2008 a special, one-time long-term performance award to all BMS executives worldwide, including each of the Named Executive Officers (except Messrs. Leemputte and Augustijns). The payout of this award is tied to the extent that BMS net operating cash flow and pretax profit margin goals, which are approved annually by the BMS Compensation Committee, are achieved over the 2008-2010 performance period. The 2008 BMS net operating cash flow target was $3.333 billion and the 2008 BMS pretax profit margin target was 18.8%. Both of these targets reflect adjustments made in June 2008 in accordance with the terms of BMS's equity incentive plan to reflect discontinued operations of Mead Johnson. Although BMS previously had expressed the cash flow performance goal in absolute dollar terms, in 2009 the cash flow performance goal was measured as working capital plus capital expenditures expressed as a percentage of net sales. Accordingly, in March 2009, the BMS Compensation Committee approved a 2009 BMS net operating cash flow target of 18.1% and a 2009 BMS pretax profit margin target of 21.9%.

BMS's actual performance against the pretax profit margin goal was 20.7%, or 110.1% of target, in 2008 and 24.5%, or 111.9% of target, in 2009. BMS's actual performance against the net operating cash flow target was $3.852 billion, or 115.6% of target, in 2008, and performance on the 2009 BMS net operating cash flow target was 15.9%, or 112.2% of target, in 2009. Approximately 100 of the top executives of BMS, including, prior to our IPO, each of the Named Executive Officers (except Messrs. Leemputte and Augustijns), are normally eligible for long-term performance awards on an annual basis. For this group, the special award was granted by BMS in addition to a regular 2008-2010 long-term performance award and was granted in the same amount as the regular award (based on a fixed number of shares rather than a dollar amount). These awards have the same payout schedule as the regular 2008-2010 long-term performance awards described above.

Below are the achievement levels for the first and second years of the BMS Special 2008-2010 performance cycle as they relate to the Named Executive Officers:

2008	Target	Actual	Achievement	Payout
BMS Net Operating Cash Flow	$3.333 billion	$3.852 billion	115.6%	165.0%
BMS Pretax Profit Margin	18.8%	20.7%	110.1%	139.0%
Combined				152.1%

2009	Target	Actual	Achievement	Payout
BMS Net Operating Cash Flow	18.1%	15.9%	112.2%	151.0%
BMS Pretax Profit Margin	21.9%	24.5%	111.9%	149.5%
Combined				150.25%

The first-year payout under the BMS Special 2008-2010 award was 152.1%, a payout factor which applied to one-third of the target award only. The second-year payout under the BMS Special 2008-2010 award was 150.25%, which also applied to one-third of the target award only. Such payouts will be made during the first quarter of 2011 following the completion of the 2008-2010 performance period. The Named Executive Officers forfeited the third-year payout.

Payouts under the BMS Performance Share Awards are made, in each case, by BMS.

Messrs. Leemputte and Augustijns were hired in September 2008 and did not receive a grant of BMS long-term performance awards.

MJN Performance Share Awards

MJN 2009-2011 Award: In 2009, we granted each of the Named Executive Officers a MJN 2009-2011 award. Each such award vests at the end of the three-year cycle and can be earned in three equal portions, 33% per year. For the 2009 portion of the award, 50% is based on our performance measured against target non-U.S. GAAP diluted earnings per share, 25% is based on our performance measured against the ratio of working capital plus certain capital expenditures to net sales and 25% is based on our net sales. The 2009 non-U.S. GAAP diluted earnings per share target was $1.91, the 2009 operating capital ratio was 17.5% and the 2009 net sales target was $2.895 billion. For the 2009 portion of the award, an achievement of 80% on a given performance measure would have yielded a payout of 40% of target for that portion of the award, achievement below 80% would have yielded no payout and achievement levels of 115% or higher would have yielded a maximum payout of 165% for that portion of the award.

Below are the achievement levels for the first year of the MJN 2009-2011 performance cycle as they relate to the Named Executive Officers:

2009	Target	Actual	Achievement	Payout
MJN Earnings Per Share	$ 1.91	$ 2.08	108.9%	132.5%
MJN Operating Capital Ratio	17.5%	16.9%	103.4%	107.0%
Net Sales	$2.895 billion	$2.803 billion	96.8%	94.1%
Combined				116.5%

The first-year achievement under the MJN 2009-2011 award was 116.5%. The payout on this portion of the award is fixed, but will not be paid until the completion of the three-year cycle. In year two of the performance cycle, another one-third of the target award will be tied to 2010 annual targets, and the final one-third of the award will be tied to 2011 annual targets. Each payout factor applies to one-third of the target award only. Upon completion of the three-year cycle, award earnings on each one-third of the award will be tallied and a payout will be made.

Consistent with our philosophy to provide a competitive compensation program, an executive's total compensation is divided between cash and equity awards based on an analysis of the median award levels of our peer group. Our objective is to provide cash and equity targets that approximate the median of the market if targeted performance levels are achieved. Equity compensation is the primary form of long-term incentive awards. The mix of long-term incentive awards is determined based on how each type of award meets our compensation objectives, including retention of executives, rewarding achievement of specific operational goals and alignment with stockholder interests.

Stock Option Awards

BMS Stock Option Awards

In prior years, BMS granted BMS stock options to executives, including the Named Executive Officers, as an incentive to create long-term stockholder value for BMS. Because our split-off from BMS was considered an

involuntary termination of the Named Executive Officers' employment without cause for purposes of their BMS equity awards, all of the Named Executive Officers' BMS stock options vested immediately upon completion of the split-off, subject to their signing of a general release. The exercise term of each of the Named Executive Officers' BMS stock option awards was reduced to 90 days, unless certain retirement requirements were met. Mr. Leemputte's initial BMS stock option award contained special accelerated vesting provisions, which are described under "—Special Compensation Arrangements with Mr. Leemputte".

MJN Stock Option Awards

In 2009, we granted annual MJN stock option awards with respect to our common stock to the Named Executive Officers and other senior executives under the 2009 Stock Award and Incentive Plan as an incentive to create long-term stockholder value. The MJN stock option awards granted in 2009 include performance-based exercise thresholds. To satisfy the exercise threshold, our common stock needed to close at a price at least 15% above the option exercise price for at least seven consecutive trading days. This threshold strengthened the link between the value realized by the executive and the creation of value for our stockholders. This exercise threshold has been satisfied, and the MJN stock options granted in 2009 will vest according to a traditional vesting schedule (25% per year over four years).

Individual MJN stock option awards were determined based on quantitative guidelines established for each salary grade level and a qualitative assessment of the executive's performance for the preceding year. The guidelines for each grade level are determined based on the median of the peer group awards.

In 2009, the Named Executive Officers received MJN stock option grants and performance share awards ranging from 100% to 110% of the established guidelines.

Restricted Stock Unit Awards

BMS Restricted Stock Unit Awards

In prior years, BMS granted service-based BMS restricted stock unit awards to executives, including the Named Executive Officers, to assist BMS in retaining key talent. Because our split-off from BMS was considered an involuntary termination of the Named Executive Officers' employment without cause for purposes of their BMS equity awards, upon completion of the split-off, subject to signing a general release, a pro-rata portion of the BMS restricted shares and restricted stock unit awards held by the Named Executive Officers vested (except Mr. Leemputte, whose initial restricted stock unit award became fully vested, as described under "—Special Compensation Arrangements with Mr. Leemputte"), and the remainder was forfeited.

MJN Restricted Stock Unit Awards

In 2009, we did not offer MJN restricted stock unit awards as part of our annual standard compensation program, but we intend to do so in 2010. In 2009, we instead offered 50% of our long-term incentive awards in the form of performance share awards and 50% in the form of stock options, as described above under "—Principal Components of the 2009 Compensation Program for Named Executive Officers".

Founders' Awards

Prior to our IPO, the BMS Compensation Committee recommended, and our pre-IPO Board approved, Founders' Awards of MJN restricted stock units, subject to completion of the IPO. Like the Replacement Equity Grants described below, such Founders' Awards were unique one-time awards that were granted in connection with the IPO and are not part of our ongoing compensation program design. On February 11, 2009, we granted an aggregate of 321,917 MJN restricted stock units as Founders' Awards to approximately 121 of our employees,

including each of the Named Executive Officers. Mr. Golsby received a Founders' Award of 62,500 MJN restricted stock units, Mr. Leemputte received a Founders' Award of 29,167 MJN restricted stock units, Messrs. Urbain and Jakobsen each received a Founders' Award of 16,667 MJN restricted stock units and Mr. Augustijns and Ms. Clark each received a Founders' Award of 9,375 MJN restricted stock units. The Founders' Awards will vest in equal installments on each of the third, fourth and fifth anniversaries of the date of grant. The value of the Founders' Awards was tied to each employee's grade level and reflected 50% of the annual long-term incentive target for that level. These one-time awards were separate from other forms of compensation and were intended to link executives' interests to the interests of stockholders at the time of the IPO, and increase retention of executives.

Replacement Equity Grants

As noted above, our split-off from BMS was considered an involuntary termination of employment without cause for purposes of our employees' BMS equity awards. As a result, our employees, including the Named Executive Officers (except Mr. Augustijns), forfeited any unvested BMS equity awards that were granted under the BMS plans. Our Board determined that it was important to replace the value that would be lost upon such forfeiture, given that such BMS equity awards were an important part of our employees' total annual compensation. As a result, the Board authorized replacement grants of MJN restricted stock units for all affected employees, including the Named Executive Officers (except Mr. Augustijns), which were equivalent in value to the forfeited BMS equity awards. Like the Founders' Awards described above, such Replacement Equity Grants were unique one-time awards that were granted in connection with our split-off from BMS and are not part of our ongoing compensation program design. Mr. Golsby received a Replacement Equity Grant of 13,312 MJN restricted stock units, Mr. Leemputte received a Replacement Equity Grant of 2,553 MJN restricted stock units, Mr. Urbain received a Replacement Equity Grant of 5,102 MJN restricted stock units, Mr. Jakobsen received a Replacement Equity Grant of 11,974 MJN restricted stock units and Ms. Clark received a Replacement Equity Grant of 12,657 MJN restricted stock units. On December 30, 2009, we issued an aggregate of 320,000 restricted stock units to our employees to replace forfeited BMS equity awards. The MJN restricted stock units will vest in equal installments on the first and second anniversaries of the date of grant.

Retention Bonuses

BMS entered into retention agreements with certain executives, including each of the Named Executive Officers (except Mr. Leemputte). These agreements enabled BMS management to evaluate and support a range of potential transactions (such as our IPO) that might have been beneficial to BMS's stockholders. In addition, the agreements provided for continuity of management in the event of such a transaction. The agreements provided for a special performance bonus up to an amount equal to each applicable Named Executive Officer's target annual BMS bonus as of the closing of the transaction (except that for Mr. Golsby, the special performance bonus was to range from an amount equal to one time his target annual BMS bonus up to $1.6 million, as determined by the BMS Compensation Committee in its discretion) in the event such a transaction were consummated, as well as a pro-rata bonus at the executive's target level under BMS's annual bonus plan in the event the executive's employment was transferred along with our business. The special performance bonus was payable in two installments. The first installment was paid within 30 days following the completion of our IPO. The second installment was paid within 30 days of the six-month anniversary of the completion of our IPO, subject to the Named Executive Officer's continued employment on the payment date. However, the second installment would also have been paid upon an involuntary termination of employment prior to such six-month anniversary. These bonus arrangements were unique one-time awards that were granted in contemplation of a range of possible transactions, including our IPO, and are not part of our ongoing compensation program design. Pursuant to these agreements, Mr. Golsby received a cash bonus of $500,000, Messrs. Urbain and Jakobsen each received a cash bonus of $85,000 and Ms. Clark received a cash bonus of $55,311, each as the first installment of the special performance bonus. The second installment was in the same amount as the first for each of the Named Executive Officers and was paid to the appropriate Named Executive Officer during 2009. These retention agreements terminated on December 31, 2009.

Individual Compensation Arrangements

Generally, we have no employment contracts with our executives, unless required by local law or practice. We have not entered into an employment agreement with any of the Named Executive Officers.

Special Compensation Arrangements with Mr. Leemputte

In connection with hiring Mr. Leemputte to become our Chief Financial Officer, BMS provided him with an offer letter that entitles him to certain compensation and benefits. This includes a $300,000 cash sign-on bonus, $200,000 in sign-on BMS stock option awards and $800,000 in sign-on BMS restricted stock unit awards. The BMS Compensation Committee determined these amounts to be appropriate to compensate Mr. Leemputte for the equity-based awards he forfeited when he left his prior employer and to provide him with an incentive to join Mead Johnson. These stock option and restricted stock unit awards were granted on October 1, 2008, in connection with commencing employment. These stock option and restricted stock unit awards vest 25% per year over four years and provide for immediate vesting upon an involuntary termination of Mr. Leemputte's employment for reasons other than cause (which, for purposes of these awards, occurred upon completion of our split-off from BMS). Mr. Leemputte was also eligible to participate in the 2009 Senior Executive Performance Incentive Plan (with a target bonus of 85% of base salary) and to receive a MJN 2009 annual performance share award (targeted at $700,000), a MJN 2009 annual stock option award (targeted at $700,000) and a MJN Founders' Award of restricted stock units (targeted at $700,000) under the 2009 Stock Award and Incentive Plan. The Founders' Award was granted to Mr. Leemputte on February 11, 2009, as described above under "—Founders' Awards". The 2009 annual performance share award and the 2009 annual stock option award were granted to Mr. Leemputte in March 2009.

In accordance with his offer letter, if Mr. Leemputte is terminated without cause or terminates his employment for good reason, he is entitled to the greater of 18 months base salary or the severance he would have been entitled to under the Bristol-Myers Squibb Company Severance Plan. Further, if Mr. Leemputte is involuntarily terminated without cause within 18 months after our split-off from BMS, BMS will pay Mr. Leemputte the same severance amount described above. Mr. Leemputte is not entitled to any additional cash severance under the MJN Severance Plan described under "—Other Elements of 2009 Compensation". If Mr. Leemputte is terminated more than 18 months following our split-off from BMS, severance benefits (if any) will be paid by us.

BMS Individual Compensation Arrangements

Prior to our IPO, the BMS Compensation Committee approved, with input from Frederic W. Cook & Co., a compensation package for Mr. Golsby that became effective upon the consummation of our IPO. The compensation package includes an annual base salary of $900,000, a target annual incentive award opportunity equal to 115% of his base salary and annual long-term incentive awards with a target value of $3 million. Mr. Golsby's total direct compensation (total cash compensation plus the value of long-term incentives) was targeted at between the 25th percentile and the median of our peer group of companies, as described above under "—Peer Group Analysis", which was recommended by Frederic W. Cook & Co. as an appropriately competitive level given that Mr. Golsby is a new Chief Executive Officer. The BMS Compensation Committee determined that Mr. Golsby's long-term incentive awards would be comprised of an equal value of performance shares and stock options, in each case, on the terms described above under "—Long-Term Incentive Awards". In addition, the BMS Compensation Committee approved a grant to Mr. Golsby of a Founders' Award of restricted stock units with a value targeted at $1.5 million on the effective date of our IPO, on the terms described above under "—Founders' Awards".

MJN Individual Compensation Arrangements

On February 18, 2009, the MJN Compensation and Management Development Committee approved a compensation package for each of Messrs. Urbain and Jakobsen that has applied since that date. The

compensation package includes, for each individual, an annual base salary of $500,000, a target annual incentive award opportunity equal to 70% of base salary and annual long-term incentive awards with a target value of $800,000. Messrs. Urbain and Jakobsen's long-term incentive awards are also comprised of an equal value of performance share awards and stock options, in each case, on the terms described above under "—Long-Term Incentive Awards".

Compensation and Severance Arrangements with Mr. Augustijns

Mr. Augustijns' separation agreement, dated December 7, 2009, provides for the following: (i) payment of severance in an amount equal to 18 months of his final base salary, (ii) exercise of vested equity awards in accordance with the terms of his applicable awards and the award programs, (iii) forfeiture of equity awards that were not vested as of the effective date of separation in accordance with the terms of his applicable awards and the award programs, (iv) a one-time payment in lieu of certain forfeited equity awards, (v) a one-time payment relating to certain relocation expenses, (vi) continuation of health and other specified benefits for a period of 18 months following the effective date of separation, (vii) specified outplacement and tax planning services, (viii) non-competition and non-solicitation restrictions for a period of one year from the date of separation, and (ix) continuing confidentiality obligations. All payments are intended to be exempt from, or to comply with, the requirements of Section 409(A), and they will be interpreted and administered accordingly, including requirements as to timing of payments. The amounts of these benefits paid or provided to Mr. Augustijns are described under "—Post-Termination Benefits".

Other Elements of 2009 Compensation

In addition to the components set forth above, our senior executives, including each of the Named Executive Officers, were entitled to participate in the following programs in 2009:

- Post-Employment Benefits:
  - Qualified and Non-Qualified Retirement Plans;
  - Qualified and Non-Qualified Savings Plans;
  - Severance Plan;
  - Change in Control Severance Plan;
- Limited Perquisites; and
- General Employee Benefits.

Post-Employment Benefits

We offer certain plans that provide compensation and benefits to employees, including, in 2009, the Named Executive Officers, if their employment is terminated. These plans are periodically reviewed by the MJN Compensation and Management Development Committee to ensure that they are consistent with competitive practice. The plans offered are common within our peer group and enhance our ability to attract and retain key talent.

Qualified and Non-Qualified Retirement Plans: During 2009, each of the Named Executive Officers participated in our defined benefit plans for U.S. employees, which provide income for employees following retirement. The

MJN Retirement Income Plan is a tax-qualified plan, as defined under Internal Revenue Service ("IRS") regulations, and the MJN Benefit Equalization Plan—Retirement Plan is a non-qualified plan that provides pension benefits above those allowed under the contribution limits for tax-qualified plans. All of our U.S. employees who are not participants in a pension plan through a collective bargaining agreement are eligible for the qualified plan if they work at least 1,000 hours per year, and employees who participated in the 2009 Senior Executive Performance Incentive Plan or whose pay or benefits exceeds the IRS qualified plan limits are eligible for the non-qualified plan. Mr. Jakobsen was a U.S. expatriate prior to January 1, 2009, and during his expatriate assignment, he participated in the BMS Key International Pension Plan. This plan provides defined benefit retirement benefits to employees of BMS categorized as U.S. expatriates. The Summary Compensation Table reflects the increase in 2009 in the actuarial value of these benefits under each of these three plans. Accrued benefits for each of the Named Executive Officers, determined as of December 31, 2009, are provided in the Pension Benefits Table. Mr. Jakobsen became eligible to participate in the U.S. retirement plan on January 1, 2009.

In connection with our IPO, the Named Executive Officers ceased participating in BMS's defined benefit plans and commenced participating in the Mead Johnson plans described above. The Named Executive Officers' accrued benefits under the BMS plans were transferred to the Mead Johnson plans, and they will receive such benefits from us upon retirement from MJN.

Qualified and Non-Qualified Savings Plans: During 2009, each of the Named Executive Officers participated in our savings plans for U.S. employees, which allow employees to defer a portion of their base salary and to receive matching contributions from us to supplement their income in retirement. The MJN Retirement Savings Plan is a tax-qualified 401(k) plan, as defined under IRS regulations, and the MJN Benefit Equalization Plan–Savings Plan is a non-qualified deferred compensation plan that allows employees to defer a portion of their base salary and to receive matching contributions from us in excess of the contributions allowed under the MJN Retirement Savings Plan. The savings plans are designed to allow employees to accumulate savings for retirement on a tax-advantaged basis. All of our U.S. employees are eligible to participate in the qualified plan, and employees who participated in the qualified plan who participate in the MJN 2009 Senior Executive Performance Incentive Plan or whose pay or benefits exceeds the IRS qualified plan limits are eligible for the non-qualified plan. The Summary Compensation Table reflects our contributions to these plans during 2009. The Non-Qualified Deferred Compensation table provides more detail on the MJN Benefits Equalization Plan—Savings Plan. The Named Executive Officers ceased participating in similar BMS savings plans in connection with our IPO and commenced participating in the Mead Johnson plans described above. Their accounts under the BMS qualified savings plans were transferred to the Mead Johnson plans, and they will receive such amounts, as well as amounts owing to them under BMS's non-qualified savings plan, from us upon their retirement from MJN.

Severance Plan: The Mead Johnson & Company, LLC Senior Executive Severance Plan provides a competitive level of severance protection for certain senior executives to help us attract and retain key talent necessary to run our Company. This plan covers ten executives, including, in 2009, the Named Executive Officers (except Mr. Augustijns). The plan provides for basic severance benefits equal to four weeks of base salary. Additional severance benefits are calculated based on a fixed multiple of pay and will consist of 2.0 times base salary for our Chief Executive Officer, 1.5 times base salary for our Chief Financial Officer and Regional Presidents, including Messrs. Urbain and Jakobsen, and 1.0 to 1.5 times base salary for other senior executives in salary grade 18 and above (not covered by either of the other categories), including Ms. Clark. The plan also provides for payment of a pro rata bonus, continuation of medical, dental and life insurance coverage under certain circumstances, continuation of employee assistance benefits and outplacement services for a period of time following termination. The amount of benefits under the plan for U.S. expatriates may be reduced by severance payments payable under local law and tax equalization payments payable to the individual. The value of the severance benefits for the Named Executive Officers, determined as if employment terminated on December 31, 2009, is shown below under "—Post-Termination Benefits".

Change in Control Severance Plan: The Mead Johnson & Company, LLC Executive Change in Control Severance Plan enables management to evaluate and support potential transactions that might be beneficial to

stockholders even though the result would be a change in control of our Company. The plan contains a "double-trigger", which means that benefits are triggered upon a covered executive's involuntary termination of employment with us other than for cause or by the covered executive's termination of employment for good reason; in either case during the two-year period following the date of a change in control. The plan provides that treatment of equity awards in the event of a change in control are governed by the terms of the applicable agreement.

The amount of a covered executive's severance pay is based on the executive's position. The following table describes each Named Executive Officer's tier and the corresponding severance benefits payable upon an applicable termination event.

Name	Tier	Amount of Severance Pay
Mr. Golsby	1	3.0 times base salary and bonus
Mr. Leemputte	2	2.0 times base salary and bonus
Mr. Urbain	2	2.0 times base salary and bonus
Mr. Jakobsen	2	2.0 times base salary and bonus
Ms. Clark	2	2.0 times base salary and bonus

The MJN Compensation and Management Development Committee reviews the benefits provided under the plan on an annual basis to ensure they meet our needs and, with Hewitt's assistance, to ensure that the benefits are within competitive parameters. The Company is restricted in its ability to amend the plan during the two-year period following a change in control.

Executives who have been designated as eligible for benefits by the MJN Compensation and Management Development Committee but who are not a Tier 1 executive or a Tier 2 executive will receive an amount equal to one times base salary and bonus. The plan also provides for continued medical, dental and life insurance coverage under certain circumstances, continuation of employee assistance benefits, outplacement services, financial planning services for varying periods of time (and at varying levels) following termination, expatriation and repatriation benefits and an additional supplemental retirement benefit based on the amount of severance under the plan.

As of December 31, 2009, fifteen executives were covered by the plan. The value of these benefits for each of the Named Executive Officers, determined as if employment terminated on December 31, 2009, is provided under "—Post-Termination Benefits".

Limited Perquisites

As of January 1, 2009, Mr. Urbain became a U.S. expatriate and participates in our expatriate program. As of January 1, 2009, Mr. Jakobsen became a U.S. local employee, but he has been entitled to continue to receive certain transitional benefits pursuant to our inpatriate policy.

General Employee Benefits

We maintain medical and dental insurance, accidental death insurance and disability insurance for all of our employees. The Named Executive Officers are eligible to participate in our welfare benefit plans and are covered by our vacation, leave of absence and similar policies.

Tax Implications of Executive Compensation Program

We believe that amounts payable under the MJN 2009 Senior Executive Performance Incentive Plan, gains from stock option awards and long-term performance share awards will be fully deductible "performance-based" compensation under Section 162(m) of the Internal Revenue Code of 1986, as amended (the "Code").

Compensation attributable to the vesting of restricted stock unit awards is not "performance-based" under Section 162(m) of the Code. We also believe that all compensation provided to our Named Executive Officers is fully deductible, except that provided to Mr. Golsby, to the extent that the sum of his salary, retention bonus and compensation attributable to the vesting of BMS restricted stock units exceeds $1 million.

Corporate Governance Policies Covering Executive Compensation

Stock Ownership and Retention Guidelines for Executive Officers

We have adopted stock ownership and retention guidelines for our executive officers. Our guidelines require that Mr. Golsby hold shares of our common stock with a value of five times his base salary and that all remaining senior executives, including each of our Named Executive Officers, hold shares of our common stock with a value of three times their base salary before they can sell any net common stock following the exercise of options or the vesting of restricted stock units. Once these stock ownership retention amounts are attained, the executive must retain 75% of all net common stock acquired following any subsequent option exercises or vesting of restricted stock units for a period of one year.

Equity Grant Practices

The following describes our practices regarding equity grants to our employees.

Approval of Awards

Awards granted to our Chief Executive Officer are approved by the MJN Compensation and Management Development Committee.

The MJN Compensation and Management Development Committee must approve awards to all other employees, including the Named Executive Officers.

Grant Effective Date—Annual Awards

For regularly-scheduled annual awards, the grant effective date is the date in late February or early March on which the MJN Compensation and Management Development Committee meets.

Grant Effective Date—All Other Awards

For awards granted to current employees at any other time during the year, the grant effective date is the first business day of the month following the approval date, except that if the approval date falls on the first business day of a given month, the grant effective date is the approval date.

For awards granted to new hires, the grant effective date is the first business day of the month following the employee's hire date, except that if the employee's hire date falls on the first business day of a given month, the grant effective date is the employee's hire date.

In no case whatsoever will the grant effective date precede the approval date of a given award.

Grant Price

The grant price of any and all awards is the fair market value ("FMV") of our common stock as of the grant effective date.

FMV is defined under the stockholder-approved stock incentive plan pursuant to which the award is granted. Under the plan currently in effect, the 2009 Stock Award and Incentive Plan, FMV equals the closing price on the date of grant.

Clawback Provisions

We have adopted a policy providing for the adjustment or recovery of compensation in certain circumstances. If the Board of Directors, upon recommendation by the MJN Compensation and Management Development Committee, determines that, as a result of a restatement of our financial statements or an act of malfeasance of office, an executive has received more compensation than would have been paid absent the action(s) or the incorrect financial statements, the Board, in its discretion, shall take such action as it deems necessary or appropriate to address the events that gave rise to the restatement or improper action and to prevent its recurrence. In certain cases, such action may include, to the extent permitted by applicable law: (i) requiring partial or full reimbursement of any bonus or other incentive compensation paid to the executive, (ii) causing the partial or full cancellation of restricted stock or deferred stock awards and outstanding stock options, (iii) adjusting the future compensation of such executive and (iv) dismissing or taking legal action against the executive, in each case as the Board, upon recommendation by the MJN Compensation and Management Development Committee, determines to be in our best interests and that of our stockholders. The Board has designated the MJN Compensation and Management Development Committee to implement this policy.

Summary Compensation Table
2009 Fiscal Year

The following table and notes present, for the fiscal years indicated, the compensation earned by Stephen W. Golsby, our President and Chief Executive Officer, Peter G. Leemputte, our Senior Vice President and Chief Financial Officer, Charles M. Urbain, our President, Asia and Europe, Peter Kasper Jakobsen, our President, Americas, Christiaan Augustijns, our former Senior Vice President and Chief Marketing Officer and Lynn H. Clark, our Senior Vice President, Human Resources.

Name and Principal Position	Year	Salary ($)	Bonus ($)(1)	Stock Awards ($)(2)(3)(4)	Option Awards ($)(2)(3)	Non-Equity Incentive Plan Compensation ($)(5)(6)	Change in Pension Value and Non-Qualified Deferred Compensation Earnings ($)(7)	All Other Compensation ($)(8)	Total ($)
Stephen W. Golsby	2009	$855,280	$1,000,000	$3,954,094	$1,277,500	$1,428,389	$902,392	$381,465	$9,799,120
President and Chief Executive Officer	2008	$561,871	—	$ 653,688	$ 266,095	$ 593,483	$492,008	$ 81,928	$2,649,073
Peter G. Leemputte	2009	$550,000	—	$1,637,349	$ 577,328	$ 562,624	$114,687	$ 38,697	$3,480,685
Senior Vice President and Chief Financial Officer	2008	$148,077	$ 300,000	$ 799,999	$ 190,394	$ 131,998	$ 61,606	—	$1,632,074
Peter Kasper Jakobsen	2009	$535,303	$ 170,000	$1,503,232	$ 399,179	$ 362,166	$214,234	$152,176	$3,336,290
President, Americas	2008	$291,256	—	$ 220,405	$ 84,828	$ 179,441	$110,130	$310,018	$1,196,078
Charles M. Urbain	2009	$489,450	$ 170,000	$1,098,054	$ 329,902	$ 362,166	$716,386	$344,463	$3,510,421
President, Asia and Europe	2008	$381,866	—	$ 317,366	$ 122,384	$ 244,464	$362,764	$ 17,327	$1,446,171
Christiaan Augustijns Former Senior Vice President and Chief Marketing Officer	2009	$374,712	—	$ 489,710	$ 185,566	$ 267,280	—	$812,068	$2,129,336
Lynn H. Clark Senior Vice President, Human Resources	2009	$288,774	$ 100,086	$1,081,097	$ 204,590	$ 206,340	$228,222	$226,227	$2,335,336

(1) Amounts in the column for 2009 reflect amounts awarded as Retention Bonuses to our executives for staying with the Company through our IPO. These amounts were paid in two separate installments, one upon the completion of our IPO, and the other six months after our IPO, but in both cases such amounts were only payable if the executive was then employed by the Company. These Retention Bonuses were unique one-time awards that were granted in contemplation of a range of transactions, including our IPO, and are not part of our ongoing compensation plan design. See "—Principal Components of the 2009 Compensation Program for Named Executive Officers—Retention Bonuses" on page 32 of the CD&A.

(2) Mr. Augustijns forfeited all of the equity awards he was granted by the Company in connection with his separation from us on October 22, 2009, as described on page 34 of the CD&A.

(3) The assumptions used in determining the values disclosed in the Stock Awards and Option Awards columns are set out in the following notes to the Company's Consolidated and Combined Financial Statements as indicated in the table below:

For Stock Awards and Option Awards Granted in	Consolidated and Combined Financial Statements	Included with Form 10-K filed:	Note
2009	December 31, 2009	February 25, 2010	15
2008	December 31, 2008	March 27, 2009	14

For Performance Share Awards granted during 2009 and 2008, the Company assumed that these would pay out at the targeted number of shares, and the amount shown in the Stock Awards column for each Named Executive Officer that holds a Performance Share Award grant reflects this assumption. Assuming maximum performance is achieved, the Performance Share Awards would have values as follows:

	Value of Performance Share Awards Assuming Maximum Performance
Mr. Golsby	$3,069,990
Mr. Leemputte	$1,358,821
Mr. Jakobsen	$ 939,549
Mr. Urbain	$ 776,488
Mr. Augustijns	$ 436,772
Ms. Clark	$ 481,550

(4) Includes the following amounts which represent the value of the one-time Founders' Awards awarded in connection with our IPO and Replacement Equity Grants awarded in connection with our split-off from BMS:

	Value of One-time Founders' Awards and Replacement Equity Grants	
	Founders' Awards	Replacement Equity Grants
Mr. Golsby	$1,500,000	$593,494
Mr. Leemputte	$ 700,000	$113,813
Mr. Jakobsen	$ 400,008	$533,801
Mr. Urbain	$ 400,008	$227,447
Mr. Augustijns	$ 225,000	$ —
Ms. Clark	$ 225,000	$564,249

(5) These amounts were earned under the MJN 2009 Senior Executive Performance Incentive Plan, which is discussed in the CD&A starting on page 25.

(6) Includes payments received under the BMS incentive plans for the month of January 2009.

(7) The amounts shown in the Change in Pension Value and Non-Qualified Deferred Compensation Earnings column are attributable to the aggregate change in the actuarial present value of each executive's pension benefits.

(8) Amounts shown in the All Other Compensation column for 2009 are comprised of the following:

	Housing Allowance	Foreign Service Benefits	Relocation	Relocation and Expatriate Benefits Tax Gross-ups	Termination Payment	Company Contributions to Defined Contribution Plans	Group Term Life Insurance	Total
Mr. Golsby	$ —	$ —	$146,991	$50,625	$ —	$169,396	$14,452	$381,465
Mr. Leemputte	$ —	$ —	$ —	$ —	$ —	$ 30,598	$ 8,099	$ 38,697
Mr. Jakobsen	$ 1,713	$ 63	$ 72,175	$45,983	$ —	$ 30,716	$ 1,525	$152,176
Mr. Urbain	$47,356	$170,916	$ 34,556	$ 2,907	$ —	$ 83,940	$ 4,788	$344,463
Mr. Augustijns	$ —	$ —	$ 38,358	$22,736	$735,322	$ 10,800	$ 4,852	$812,068
Ms. Clark	$ —	$ —	$160,682	$21,334	$ —	$ 42,903	$ 1,308	$226,227

Grants of Plan-Based Awards
2009 Fiscal Year

Name	Grant Date	Approval Date	Award Type	Estimated Future Payouts Under Non-Equity Incentive Plan Awards			Estimated Future Payouts Under Equity Incentive Plan Awards			All Other Stock Awards: Number of Shares of Stock or Units (#)	All Other Option Awards: Number of Securities Under-lying Options (#)	Exercise or Base Price of Option Awards ($ / Share)	Grant Date Fair Value of Stock and Option Awards ($)
				Threshold ($)	Target ($)	Maximum ($)	Threshold (#)	Target (#)	Maximum (#)				
Mr. Golsby	1/1/2009	1/1/2009	BMS Annual Incentive	$ 9,226	$ 28,389	$ 46,842							
	2/1/2009	2/1/2009	Annual Incentive	$308,344	$948,750	$1,565,438							
	2/11/2009	2/11/2009	RSUs							62,500			$1,500,000
	3/11/2009	3/11/2009	Stock Options								175,000	$26.58	$1,277,500
	3/11/2009	3/11/2009	Performance Share Awards				28,000	70,000	115,500				$1,860,600
	12/30/2009	12/6/2009	RSUs							13,312			$ 593,449
Mr. Leemputte	1/1/2009	1/1/2009	BMS Annual Incentive	$ 6,703	$ 20,624	$ 34,030							
	2/1/2009	2/1/2009	Annual Incentive	$139,276	$428,542	$ 707,094							
	2/11/2009	2/11/2009	RSUs							29,167			$ 700,008
	3/11/2009	3/11/2009	Stock Options								79,086	$26.58	$ 577,328
	3/11/2009	3/11/2009	Performance Share Awards				12,393	30,983	51,122				$ 823,528
	12/30/2009	12/6/2009	RSUs							2,553			$ 113,813
Mr. Jakobsen	1/1/2009	1/1/2009	BMS Annual Incentive	$ 4,604	$ 14,166	$ 23,374							
	2/1/2009	2/1/2009	Annual Incentive	$103,582	$318,714	$ 525,879							
	2/11/2009	2/11/2009	RSUs							16,667			$ 400,008
	3/11/2009	3/11/2009	Stock Options								54,682	$26.58	$ 399,179
	3/11/2009	3/11/2009	Performance Share Awards				8,569	21,423	35,348				$ 569,423
	12/30/2009	12/6/2009	RSUs							11,974			$ 533,801
Mr. Urbain	1/1/2009	1/1/2009	BMS Annual Incentive	$ 4,604	$ 14,166	$ 23,374							
	2/1/2009	2/1/2009	Annual Incentive	$103,582	$318,714	$ 525,879							
	2/11/2009	2/11/2009	RSUs							16,667			$ 400,008
	3/11/2009	3/11/2009	Stock Options								45,192	$26.58	$ 329,902
	3/11/2009	3/11/2009	Performance Share Awards				7,082	17,705	29,213				$ 470,599
	12/30/2009	12/6/2009	RSUs							5,102			$ 227,447
Mr. Augustijns	1/1/2009	1/1/2009	BMS Annual Incentive	$ 4,875	$ 14,999	$ 24,748							
	2/1/2009	2/1/2009	Annual Incentive	$ 71,297	$219,375	$ 361,969							
	2/11/2009	2/11/2009	RSUs							9,375			$ 225,000
	3/11/2009	3/11/2009	Stock Options								25,420	$26.58	$ 185,566
	3/11/2009	3/11/2009	Performance Share Awards				3,984	9,959	16,432				$ 264,710
Ms. Clark	1/1/2009	1/1/2009	BMS Annual Incentive	$ 2,711	$ 8,340	$ 13,761							
	2/1/2009	2/1/2009	Annual Incentive	$ 55,979	$172,243	$ 284,200							
	2/11/2009	2/11/2009	RSUs							9,375			$ 225,000
	3/11/2009	3/11/2009	Stock Options								28,026	$26.58	$ 204,590
	3/11/2009	3/11/2009	Performance Share Awards				4,392	10,980	18,117				$ 291,848
	12/30/2009	12/6/2009	RSUs							12,657			$ 564,249

The following summarizes the material terms of the awards reported in the Grants of Plan-Based Awards table above:

Grant Date	Award Type	Named Executive Officers	Description of Material Terms
1/1/2009	BMS Annual Incentive	Mr. Golsby Mr. Leemputte Mr. Jakobsen Mr. Urbain Mr. Augustijns Ms. Clark	These non-equity incentive plan awards represent annual bonus award opportunities granted prior to our IPO to the Named Executive Officers under the Bristol-Myers Squibb Company Annual Incentive Plan. The target levels of these awards were generally set as a percentage of base salary based on grade level and targeted at the median of the peer group. These awards were paid out at the time of our IPO at 100% of target as shown in the Non-Equity Incentive Plan Compensation column of the Summary Compensation table.
2/1/2009	Annual Incentive	Mr. Golsby Mr. Leemputte Mr. Jakobsen Mr. Urbain Mr. Augustijns Ms. Clark	These non-equity incentive plan awards represent annual bonus award opportunities granted to the Named Executive Officers under the Mead Johnson Nutrition Company 2009 Senior Executive Performance Incentive Plan. The target levels of these awards were generally set as a percentage of base salary based on grade level and targeted at the median of the peer group. At its meeting in March 2009 the MJN Compensation and Management Development Committee determined that the performance measures would be based on earnings per share (50%), net sales (25%), and ratio of working capital plus certain capital expenditures to net sales (25%). Performance targets for 2009 were set based on the 2009 business plan. Based on the performance achieved during 2009, the awards generally paid out above target, as shown in the Non-Equity Incentive Plan Compensation column of the Summary Compensation table.
2/11/2009	Restricted Stock Units (Founders' Awards)	Mr. Golsby Mr. Leemputte Mr. Jakobsen Mr. Urbain Mr. Augustijns Ms. Clark	These restricted stock units were granted to the Named Executive Officers under the 2009 Stock Award and Incentive Plan, and represent the Founders' Awards described beginning on page 31 of the CD&A. These restricted stock units vest as to one-third on each of the third, fourth and fifth anniversaries of their date of grant. Additionally, all restricted stock units held for at least one year shall vest upon an executive's attaining age 65 while still employed by the Company, and all other restricted stock units will become vested one year after grant after an executive reaches age 65, so long as the executive remains employed by the Company. Upon an executive's death, retirement or termination not for misconduct or other detrimental conduct at least one year after the grant date (or otherwise upon a qualifying termination), the executive or the executive's estate will be entitled to a proportionate number of the total number of restricted stock units granted. If executive's employment is terminated for certain reasons during the three years following a change in control, all remaining restrictions will lapse and the restricted stock units will become fully vested. An executive's right to the restricted stock units is generally subject to his or her continued employment by the Company and his or her agreement to not compete, solicit or engage in any activity that is harmful to the interests of the Company. Dividend equivalents are payable on these restricted stock units.
3/11/2009	Stock Options	Mr. Golsby Mr. Leemputte Mr. Jakobsen Mr. Urbain Mr. Augustijns Ms. Clark	These stock options were granted to the Named Executive Officers under the 2009 Stock Award and Incentive Plan, and represent part of the annual long-term incentive grants. These stock options vest 25% on each of the first, second, third and fourth anniversaries of their date of grant. These stock options have an exercise price equal to the closing stock price on the date the MJN Compensation and Management Development Committee approved their grant and can be exercised once vested, and before the expiration of their terms ten years following the date they were granted. The vesting of the stock options will be accelerated upon an executive's attaining age 60 with one year of continuous employment with the Company and will become exercisable when and if the stock price appreciation threshold described above is achieved. The vesting of the stock options will be fully accelerated upon an executive's death more than one year after the date of grant. Upon an executive's death, retirement or termination not for misconduct or other detrimental conduct at least one year after the grant date (or otherwise upon a qualifying termination), the executive

Grant Date	Award Type	Named Executive Officers	Description of Material Terms
			or the executive's estate will be entitled to a proportionate number of the total number of stock options granted. If executive's employment is terminated for certain reasons during the three years following a change in control, all remaining restrictions will lapse and these stock options will become fully vested. An executive's right to these stock options are generally subject to his or her continued employment by the Company and his or her agreement to not compete, solicit or engage in any activity that is harmful to the interests of the Company.
3/11/2009	Performance Share Awards	Mr. Golsby Mr. Leemputte Mr. Jakobsen Mr. Urbain Mr. Augustijns Ms. Clark	These performance share awards were granted as part of the MJN 2009-2011 Performance Period and represent part of the annual long-term incentive grants. These performance share awards will vest at between zero to 165% of one-third of the target award amount based on the achievement of the performance goal(s) established for each year of the performance period, subject to performance criteria being met, and with continued employment through the end of 2011. Dividends or dividend equivalents are not payable on the performance shares. The performance-based conditions for the first one-third of these awards potentially earnable for 2009 were earnings per share (50%), net sales (25%), and ratio of working capital plus certain capital expenditures to net sales (25%). Performance targets for 2009 were set based on the 2009 business plan. Upon completion of one year of service after the grant date (or otherwise upon a qualifying termination), an executive shall be entitled to receive the performance shares that relate to each completed year of the performance period, plus a pro rata portion of the performance shares related to the year in progress upon death, retirement or termination by the Company not for cause. If the executive's employment is terminated in a qualifying termination within three years following a change in control, the portion of the award for the performance period in effect at the executive's termination date shall be deemed to be earned at the target level.
12/30/2009	Restricted Stock Units (Replacement Equity Grants)	Mr. Golsby Mr. Leemputte Mr. Jakobsen Mr. Urbain Ms. Clark	These restricted stock units were granted to the Named Executive Officers (except Mr. Augustijns) under the 2009 Stock Award and Incentive Plan, and represent special one-time grants intended to replace BMS equity awards that were forfeited, as described on page 32 of the CD&A under "—Replacement Equity Grants." These restricted stock units vest in two equal installments on December 30, 2010 and December 30, 2011. In addition, all restricted stock units held for at least one year shall vest upon an executive's attaining age 65 while still employed by the Company, and all other restricted stock units will become vested one year after grant after an executive reaches age 65, so long as the executive remains employed by the Company. Upon an executive's death, retirement or a qualifying termination, the executive or the executive's estate will be entitled to a proportionate number of the total number of restricted stock units granted. If executive's employment is terminated for certain reasons during the two years following a change in control, all remaining restrictions will lapse and the restricted stock units will become fully vested. An executive's right to these restricted stock units are generally subject to his or her continued employment by the Company and his or her agreement to not compete, solicit or engage in any activity that is harmful to the interests of the Company. Dividend equivalents are payable on these restricted stock units.

Outstanding Equity Awards At Fiscal Year-End
2009 Fiscal Year

			Option Awards				Stock Awards			
			Number of Securities Underlying Unexercised Options							
Name	Award Type	Grant Date	Exercisable (#)	Unexercisable (#)	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested ($)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Rights That Have Not Vested (#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Rights That Have Not Vested ($)
Mr. Golsby	RSUs (Founders' Awards)	2/11/2009					62,500	$2,731,250		
	Stock Options	3/11/2009	—	175,000	$26.58	3/11/2019				
	Performance Share Awards	3/11/2009							70,000	$3,059,000
	RSUs (Replacement Equity Grants)	12/30/2009					13,312	$ 593,449		
				175,000			75,813	$3,313,028	70,000	$3,059,000
Mr. Leemputte ...	RSUs (Founders' Awards)	2/11/2009					29,167	$1,274,598		
	Stock Options	3/11/2009	—	79,086	$26.58	3/11/2019				
	Performance Share Awards	3/11/2009							30,983	$1,353,957
	RSUs (Replacement Equity Grants)	12/30/2009					2,553	$ 111,566		
				79,086			31,720	$1,386,164	30,983	$1,353,957
Mr. Jakobsen	RSUs (Founders' Awards)	2/11/2009					16,667	$ 728,348		
	Stock Options	3/11/2009	—	54,682	$26.58	3/11/2019				
	Performance Share Awards	3/11/2009							21,423	$ 936,185
	RSUs (Replacement Equity Grants)	12/30/2009					11,974	$ 523,264		
				64,682			28,641	$1,251,612	21,423	$ 936,185
Mr. Urbain	RSUs (Founders' Awards)	2/11/2009					16,667	$ 728,348		
	Stock Options	3/11/2009	—	45,192	$26.58	3/11/2019				
	Performance Share Awards	3/11/2009							17,705	$ 773,709
	RSUs (Replacement Equity Grants)	12/30/2009					5,102	$ 222,957		
				45,192			21,769	$ 951,305	17,705	$ 773,709

Name	Award Type	Grant Date	Option Awards: Number of Securities Underlying Unexercised Options Exercisable (#)	Option Awards: Number of Securities Underlying Unexercised Options Unexercisable (#)	Option Exercise Price ($)	Option Expiration Date	Stock Awards: Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested ($)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Rights That Have Not Vested (#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Rights That Have Not Vested ($)
Ms. Clark	RSUs (Founders' Awards)	2/11/2009					9,375	$409,688		
	Stock Options	3/11/2009		28,026	$26.58	3/11/2019				
	Performance Share Awards	3/11/2009							10,980	$479,826
	RSUs (Replacement Equity Grants)	12/30/2009					12,657	$553,111		
				28,026			22,032	$962,798	10,980	$479,826

The vesting dates of stock options, restricted stock units and performance share awards included in the Outstanding Equity Awards at Fiscal Year-End table above are as follows:

Named Executive Officers	Stock Options with Option Expiration Date of	Vesting
Mr. Golsby Mr. Leemputte Mr. Jakobsen Mr. Urbain Ms. Clark	3/11/2019	These stock options vest 25% on each of the first, second, third and fourth anniversaries of their date of grant. These stock options have an exercise price equal to the closing stock price on the date the MJN Compensation and Management Development Committee approved their grant and can be exercised once vested, and before the expiration of their terms ten years following the date they were granted. The vesting of the unvested stock options listed will be accelerated upon an executive's attaining age 60 with one year of continuous employment with the Company and will become exercisable when and if the stock price appreciation threshold described above is achieved. The vesting of the unvested stock options will be fully accelerated upon an executive's death more than one year after the date of grant.

Named Executive Officers	Performance Share Awards with Grant Date of	Vesting
Mr. Golsby Mr. Leemputte Mr. Jakobsen Mr. Urbain Ms. Clark	3/11/2009	The number of performance shares shown represents the target number of shares that could vest based on performance criteria being met in 2009, 2010 and 2011, and with continued employment through 2011. Upon completion of one year of service (or otherwise upon a qualifying termination), an executive shall be entitled to receive the performance shares that relate to each completed year of the performance period, plus a pro rata portion of the performance shares related to the year in progress upon retirement or termination by the Company not for cause or, after a qualifying termination following a change in control as though the award was earned at the target level.

Named Executive Officers	Restricted Stock Units with Grant Date of	Vesting
Mr. Golsby Mr. Leemputte Mr. Jakobsen Mr. Urbain Ms. Clark	(Founders' Awards) 2/11/2009	Each restricted stock unit represents a right to receive one share of Company stock upon vesting. These restricted stock units vest as to one-third on each of the third, fourth and fifth anniversaries of their date of grant. Additionally, all restricted stock units held for at least one year shall vest upon an executive's attaining age 65 while still employed by the Company, and all other restricted stock units will become vested one year after grant after an executive reaches age 65, so long as the executive remains employed by the Company.

Named Executive Officers	Restricted Stock Units with Grant Date of	Vesting
		Upon an executive's death, retirement or termination not for misconduct or other detrimental conduct at least one year after the grant date (or otherwise upon a qualifying termination), the executive or the executive's estate will be entitled to a proportionate number of the total number of restricted stock units granted. If an executive's employment is terminated for certain reasons during the three years following a change in control, all remaining restrictions will lapse and the restricted stock units will become fully vested. An executive's right to the restricted stock units are generally subject to their continued employment by the Company and his or her agreement to not compete, solicit or engage in any activity that is harmful to the interests of the Company.
Mr. Golsby Mr. Leemputte Mr. Jakobsen Mr. Urbain Ms. Clark	(Replacement Equity Grants) 12/30/2009	The same vesting provisions generally apply to these restricted stock units as are described above for the Founders' Awards, except that these restricted stock units vest in two equal installments on December 30, 2010 and December 30, 2011.

Option Exercises and Stock Vested
2009 Fiscal Year

Name	Option Awards		Stock Awards	
	Number of Shares Acquired on Exercise (#)	Value Realized On Exercise ($)	Number of Shares Acquired on Vesting (#)	Value Realized On Vesting ($)
Mr. Golsby	—	—	—	—
Mr. Leemputte	—	—	—	—
Mr. Jakobsen	—	—	—	—
Mr. Urbain	—	—	—	—
Mr. Augustijns	—	—	—	—
Ms. Clark	—	—	—	—

None of the Named Executive Officers exercised MJN stock options or had MJN stock awards vest during 2009.

Pension Benefits

Benefit Equalization Plan—Retirement Plan

The MJN Benefit Equalization Plan—Retirement Plan is a non-qualified deferred compensation plan that provides income for employees after retirement in excess of the benefits payable under the qualified MJN Retirement Income Plan. The benefit is calculated using the same formula as the MJN Retirement Income Plan, but without the limits on compensation and benefits imposed under Section 401(a)(17) and Section 415(b) of the Code. The provisions are the same as those below for the MJN Retirement Income Plan, except for the following:

- Compensation is not subject to the limits under Section 401(a)(17) of the Code;
- Compensation includes the higher of bonus earned or paid during the year; and
- The pension is paid as a cash lump sum or, if an election is made at least 12 months prior to retirement, the lump sum may be credited to the MJN Benefit Equalization Plan—Savings Plan.

Retirement Income Plan

The MJN Retirement Income Plan is a defined benefit pension plan that provides income for employees after retirement. The MJN Retirement Income Plan is a tax-qualified plan, as defined under Section 401(a) of the Code. The benefit is calculated based on the employee's final average compensation and years of service. All participants in the BMS Retirement Income Plan who were active full-time employees of MJN on February 9, 2009 were automatically enrolled in the MJN Retirement Income Plan on that date. The MJN Retirement Income Plan is closed to new hires, which means that no person hired after February 9, 2009 will be eligible for participation in this plan. Employees who participate in the MJN 2009 Senior Executive Performance Incentive Plan or whose pay or benefits exceed the IRS qualified plan limits are eligible to participate in the MJN Benefit Equalization Plan—Retirement Plan. The key plan provisions of the MJN Retirement Income Plan are as follows:

- The retirement benefit equals:
  - 2% x Final Average Compensation x Years of Service (prior to February 9, 2009), up to 40, minus
  - 1/70th of the Primary Social Security Benefit x Years of Service, up to 40.
- Final Average Compensation equals the average of the five consecutive years out of the last ten in which the employee's compensation was the highest. Compensation equals the base salary rate, plus

bonuses paid during the year. Compensation is subject to the limits defined under Section 401(a) (17) of the Code. For purposes of calculating Final Average Compensation, compensation increases will continue to be recognized through February 8, 2014.

- Normal retirement age is 65. Employees are eligible for early retirement at age 55 with 10 or more years of service.
- Employees eligible for early retirement may receive their pension without any reduction at age 60. The pension is reduced by 4% for each year that the retirement age precedes age 60.
- Employees are 100% vested after attaining five years of service.
- The pension is payable as a monthly life annuity, with or without survivor benefits, or a lump sum.

Key International Pension Plan

The MJN Key International Pension Plan is a non-qualified plan. All individuals who were active participants in the BMS Key International Pension Plan on February 1, 2009 (non-U.S. employees) or February 9, 2009 (U.S. employees) automatically became participants in the MJN Key International Pension Plan. No new participants will be admitted to the MJN Key International Pension Plan. The plan provides income for these employees after retirement.

The benefit is calculated based on the employee's final average compensation and years of service. The key plan provisions are as follows:

- The retirement benefit equals:
  - 1.75% x Final Average Compensation x Years of Service prior to February 1, 2009 (non-U.S. employees) or February 9, 2009 (U.S. employees), up to 40, minus
  - 1/70th of the Primary Social Security Benefit x Years of Service, up to 40, only when applicable.
- Final Average Compensation equals the average compensation in the five consecutive years out of the last ten in which the employee's compensation was the highest. Compensation equals the base salary rate, plus bonuses paid during the year. For purposes of calculating Final Average Compensation, compensation increases will continue to be recognized through February 8, 2014.
- Normal retirement age is 65. Employees are eligible for early retirement at age 55 with 10 or more years of service.
- Employees eligible for early retirement may receive their pension without any reduction at age 60. The pension is reduced by 4% for each year that the retirement age precedes age 60.
- Employees are 100% vested after attaining five years of service.
- The pension is payable as a monthly life annuity, with or without survivor benefits, or a lump sum.

United Kingdom Bristol-Myers Squibb Company Pension Plan

The United Kingdom Bristol-Myers Pension Plan was a voluntary pension plan that covered BMS employees in the United Kingdom. Since January 1, 1992, the plan has been replaced by the United Kingdom Bristol-Myers Squibb Company Pension Plan with accrued prior plan benefits preserved. The plan was approved by the United Kingdom Inland Revenue Service. The plan was not contracted out from the United Kingdom government pension program, meaning that the benefits were additional to the government pension entitlements. Full-time

employees were eligible to participate in the plan. The plan provides income for members after retirement as follows:

- 2% x Pensionable Salary up to the National Insurance Upper Earnings Limit x years and months of plan membership plus 1.67% of Pensionable Salary above the National Insurance Upper Earnings Limit x Years and months of plan membership, minus The State Pension Deduction.
- Average Pensionable Salary equals the average salary in the highest three consecutive years of the last ten years before the employee retires or leaves MJN. Pensionable Salary is the base annual salary in effect on April 1.
- Normal retirement age is 65. Employees are eligible for early retirement at age 55. Employees who were members of the plan prior to June 1989 are eligible to retire at age 50.
- Employees eligible for early retirement may receive their pension without any reduction at age 60. The pension is reduced by 3.6% for each year that the retirement age is between ages 55 and 60 and 6% for each year that the retirement age is between ages 50 and 55.
- The pension is payable as a monthly life annuity with an option for partial payment in a cash lump sum. 50% of the pension benefit would continue to the spouse upon death of the retiree.
- Contributions to the plan were 1% of Pensionable Salary up to the National Insurance Upper Earnings Limit plus 6% of Pensionable Salary above the National Insurance Upper Earnings Limit.

Employees were eligible to make Additional Voluntary Contributions to the plan. The contributions are held in a separate account for the employee and are paid at retirement.

Pension Benefits
2009 Fiscal Year

Name	Plan Name	Number of Years of Credited Service (#)	Present Value of Accumulated Benefits ($)	Payments During Last Fiscal Year ($)
Mr. Golsby	MJN Benefit Equalization Plan—Retirement Plan	5.180	$1,003,819	—
	MJN Retirement Income Plan	5.180	$ 204,826	—
	MJN Key International Pension Plan	6.495	$1,324,645	—
			$2,533,290	
Mr. Leemputte	MJN Benefit Equalization Plan—Retirement Plan	0.900	$ 143,686	—
	MJN Retirement Income Plan	0.900	$ 32,607	—
			$ 176,293	
Mr. Jakobsen	MJN Benefit Equalization Plan—Retirement Plan	0.360	$ 11,467	—
	MJN Retirement Income Plan	0.360	$ 9,410	—
	MJN Key International Pension Plan	10.750	$ 524,625	—
			$ 545,502	
Mr. Urbain	MJN Benefit Equalization Plan—Retirement Plan	19.770	$1,673,800	—
	MJN Retirement Income Plan	19.770	$ 803,737	—
	UK BMS Pension Plan	2.42	$ 67,206	
			$2,544,743	

Name	Plan Name	# of Years of Credited Service (#)	Present Value of Accumulated Benefits ($)	Payments During Last Fiscal Year ($)
Mr. Augustijns	—	—	—	—
Ms. Clark	MJN Benefit Equalization Plan—Retirement Plan	8.270	$353,575	—
	MJN Retirement Income Plan	8.270	$283,360	—
			$636,936	

The present values disclosed in the Pension Benefits table above, as of December 31, 2009, were based on the following assumptions:

- 65% lump sum utilization for the MJN Retirement Income Plan and the MJN Key International Plan and 100% lump sum utilization for the Benefit Equalization Plan—Retirement Plan;
- 5.75% discount rate for annuities and 5.75% discount rate for lump sums;
- The MJN Retirement Income Plan 2000 mortality table projected to 2017 for annuities;
- The 2010 lump sum mortality table under Code Section 417(e)(3) (combined annuitant and nonannuitant Retirement Plan 2000 mortality table with projections blended 50% male/50% female) for lump sums;
- For the UK BMS Pension Plan:
  - Pre-retirement discount rate of 8.2% per annum;
  - Post-retirement discount rate of 5.0% per annum;
  - Pension increases in deferment of 3.5% per annum;
  - Pension increases in payment of 3% per annum; and
  - Mortality assumptions in line with the "SAPS Pensioners (Light)" tables rolled forward to December 31, 2007, assuming annual improvements in mortality of 4% per annum; future improvements assumed to be in line with "Medium Cohort" projections subject to a minimum rate of improvement of 1.5% per annum.

Non-Qualified Defined Contribution and Other Non-Qualified Deferred Compensation Plans

Non-Qualified Deferred Compensation 2009 Fiscal Year

Name	Executive Contributions in Last FY ($)(1)	Registrant Contributions in Last FY ($)(2)	Aggregate Earnings in Last FY ($)(3)	Aggregate Withdrawals/ Distributions ($)	Aggregate Balance at Last FYE ($)(4)
Mr. Golsby	$123,215	$158,627	$ 5,029	—	$519,601
Mr. Leemputte	—	$ 11,825	—	—	$ 11,825
Mr. Jakobsen	—	$ 17,454	—	—	$ 17,454
Mr. Urbain	$ 50,308	$ 72,155	$40,447	—	$309,530
Mr. Augustijns	—	—	—	—	—
Ms. Clark	$ 14,223	$ 31,384	$ 9,541	—	$ 77,566

(1) Amounts reported as compensation in the last fiscal year in the "Salary" column of the Summary Compensation Table.

(2) Includes amounts reported as compensation in the last fiscal year in the "All Other Compensation" column of the Summary Compensation Table.
(3) Amounts not shown in the Summary Compensation Table because they are not above-market.
(4) Of the amounts shown in this column, the following were reported in the Summary Compensation Table for the prior fiscal years: Mr. Golsby ($48,121); Mr. Leemputte ($0); Mr. Jakobsen ($0); Mr. Urbain ($22,021); and Ms. Clark ($0).

All of the amounts shown in the Non-Qualified Deferred Compensation table above were deferred under the MJN Benefit Equalization Plan—Retirement Savings Plan described below.

Benefit Equalization Plan—Retirement Savings Plan

The MJN Benefit Equalization Plan—Retirement Savings Plan is a non-qualified deferred compensation plan designed to allow participants to save for retirement and benefit from Company contributions and tax advantages available through the plan in excess of the benefits payable under the qualified MJN Retirement Savings Plan. The key plan provisions are the same as those described below for the MJN Retirement Savings Plan, except for the limits on compensation and benefits imposed under Section 401(a)(17) and Section 415(b) of the Code.

Retirement Savings Plan

The MJN Retirement Savings Plan is a defined contribution plan designed to allow participants to save for retirement and benefit from Company contributions and tax advantages available through the plan. The MJN Retirement Savings Plan is a tax-qualified 401(k) plan, as defined under Section 401(a) of the Code. All individuals who were employees of MJN and were participants in the BMS Savings and Investment Program as of February 8, 2009 automatically became participants in the MJN Retirement Savings Plan on February 9, 2009. Employees who participate in the MJN 2009 Senior Executive Performance Incentive Plan or whose pay or benefits exceed the IRS qualified plan limits under the MJN Retirement Savings Plan are eligible for the MJN Benefit Equalization Plan—Retirement Savings Plan. The key plan provisions of the MJN Retirement Savings Plan are as follows:

Participants are immediately eligible for Company contributions. Eligible pay is defined as an employee's current base salary or wages and annual bonus before any pre-tax savings are deducted. Employees are eligible to contribute from 1% to 25% on a pre-tax, after tax or a combination of both to the plan. Employees may make additional pre-tax "catch-up" contributions at or after age 50. The Company will make matching contributions of $1 for each $1 on the first 6% of eligible pay (base pay plus annual bonus) that the employee contributes. The Company matching contribution is on pre-tax and/or after-tax dollars. The plan provides additional Company contributions of 2%, 3% or 4% of eligible pay (base pay plus bonus) to active employees based on employee points (age plus service) as follows:

Less than 40 points:	2%
40-59 points:	3%
60 or more points:	4%

The plan provides for a special transition Company contribution of 2% to be made to employees who as of February 9, 2009 have 60 or more employee points (age plus service) and at least 10 years of service. Employee contributions are always 100% vested. Company contributions become 100% vested as soon as they are made on the participant's behalf and regardless of years of service. Participants are able to invest their savings and Company contributions into a variety of investment alternatives at their own discretion.

Post-Termination Benefits

The discussion below describes payments that are due the Named Executive Officers in the event of a termination of employment or a change in control assuming an effective date of December 31, 2009. To the extent payments and benefits are generally available to salaried employees on a non-discriminatory basis, they are excluded from the tabular disclosures which follow.

We have not entered into employment agreements with our Named Executive Officers. Therefore, post-termination benefits are typically addressed within the context of each element of compensation. For example, our equity awards set forth their treatment upon an executive's termination of employment. Two exceptions to this general rule are (i) the treatment and payment of certain compensation with respect to terminations related to involuntary termination by the Company without Cause and (ii) termination by the executive with Good Reason.

Termination of Employment Obligations (Excluding Vested Benefits) 2009 Fiscal Year

Mr. Golsby

Benefit Type	Voluntary Termination	Retirement or Death	Involuntary Termination w/out Cause	Termination w/Good Reason	Change in Control Only	Change in Control + Involuntary Termination w/out Cause	Change in Control + Termination w/Good Reason
Cash Severance	$—	$—	$1,869,231	$1,869,231	$ —	$ 5,546,250	$ 5,546,250
Pro-Rata Target Bonus	$—	$—	$ 948,750	$ 948,750	$ —	$ —	$ —
Stock Options	$—	$—	$ —	$ —	$ —	$ 2,996,000	$ 2,996,000
Restricted Stock	$—	$—	$ 1,195	$ 1,195	$1,195	$ 3,313,029	$ 3,313,029
Long-Term Performance Awards	$—	$—	$ —	$ —	$ —	$ 1,019,667	$ 1,019,667
Retirement Benefit	$—	$—	$ —	$ —	$ —	$ 748,610	$ 748,610
Welfare Benefits	$—	$—	$ 26,236	$ 26,236	$ —	$ 39,354	$ 39,354
Outplacement, Financial Counseling & Relocation	$—	$—	$ 25,000	$ 25,000	$ —	$ 205,000	$ 205,000
Excise Tax (paid by Company)	$—	$—	$ —	$ —	$ —	$ —	$ —
Excise Tax (paid by Executive)	$—	$—	$ —	$ —	$ —	$ (1,694,687)	$ (1,694,687)
Total	$—	$—	$2,870,412	$2,870,412	$1,195	$12,173,223	$12,173,223

Mr. Leemputte

Benefit Type	Voluntary Termination	Retirement or Death	Involuntary Termination w/out Cause	Termination w/Good Reason	Change in Control Only	Change in Control + Involuntary Termination w/out Cause	Change in Control + Termination w/Good Reason
Cash Severance	$—	$—	$ 867,308	$ 867,308	$ —	$1,957,082	$1,957,082
Pro-Rata Target Bonus	$—	$—	$ 428,541	$ 428,541	$ —	$ —	$ —
Stock Options	$—	$—	$ —	$ —	$ —	$1,353,952	$1,353,952
Restricted Stock	$—	$—	$ 229	$ 229	$ 229	$1,386,164	$1,386,164
Long-Term Performance Awards	$—	$—	$ —	$ —	$ —	$ 451,319	$ 451,319
Retirement Benefit	$—	$—	$ —	$ —	$ —	$ 105,223	$ 105,223
Welfare Benefits	$—	$—	$ 22,214	$ 22,214	$ —	$ 29,618	$ 29,618
Outplacement, Financial Counseling & Relocation	$—	$—	$ 25,000	$ 25,000	$ —	$ 35,000	$ 35,000
Excise Tax (paid by Company)	$—	$—	$ —	$ —	$ —	$ —	$ —
Excise Tax (paid by Executive)	$—	$—	$ —	$ —	$ —	$ (522,404)	$ (522,404)
Total	$—	$—	$1,343,292	$1,343,292	$ 229	$4,795,954	$4,795,954

Mr. Jakobsen

Benefit Type	Voluntary Termination	Retirement or Death	Involuntary Termination w/out Cause	Termination w/Good Reason	Change in Control Only	Change in Control + Involuntary Termination w/out Cause	Change in Control + Termination w/Good Reason
Cash Severance	$—	$—	$ 788,462	$ 788,462	$ —	$1,641,666	$1,641,666
Pro-Rata Target Bonus	$—	$—	$ 320,833	$ 320,833	$ —	$ —	$ —
Stock Options	$—	$—	$ —	$ —	$ —	$ 936,156	$ 936,156
Restricted Stock	$—	$—	$ 1,075	$ 1,075	$1,075	$1,251,613	$1,251,613
Long-Term Performance Awards	$—	$—	$ —	$ —	$ —	$ 312,062	$ 312,062
Retirement Benefit	$—	$—	$ —	$ —	$ —	$ 5,996	$ 5,996
Welfare Benefits	$—	$—	$ 22,214	$ 22,214	$ —	$ 29,618	$ 29,618
Outplacement, Financial Counseling & Relocation	$—	$—	$ 25,000	$ 25,000	$ —	$ 124,396	$ 124,396
Excise Tax (paid by Company)	$—	$—	$ —	$ —	$ —	$ —	$ —
Excise Tax (paid by Executive)	$—	$—	$ —	$ —	$ —	$ (480,771)	$ (480,771)
Total	$—	$—	$1,157,584	$1,157,584	$1,075	$3,820,736	$3,820,736

Mr. Urbain

Benefit Type	Voluntary Termination	Retirement or Death	Involuntary Termination w/out Cause	Termination w/Good Reason	Change in Control Only	Change in Control + Involuntary Termination w/out Cause	Change in Control + Termination w/Good Reason
Cash Severance	$—	$—	$ 788,462	$ 788,462	$ —	$1,641,666	$1,641,666
Pro-Rata Target Bonus	$—	$—	$ 320,833	$ 320,833	$ —	$ —	$ —
Stock Options	$—	$—	$ —	$ —	$ —	$ 773,688	$ 773,688
Restricted Stock	$—	$—	$ 458	$ 458	$ 458	$ 951,307	$ 951,307
Long-Term Performance Awards	$—	$—	$ —	$ —	$ —	$ 257,903	$ 257,903
Retirement Benefit	$—	$—	$ —	$ —	$ —	$ 658,571	$ 658,571
Welfare Benefits	$—	$—	$ 13,718	$ 13,718	$ —	$ 18,290	$ 18,290
Outplacement, Financial Counseling & Relocation	$—	$—	$ 25,000	$ 25,000	$ —	$ 59,780	$ 59,780
Excise Tax (paid by Company)	$—	$—	$ —	$ —	$ —	$ —	$ —
Excise Tax (paid by Executive)	$—	$—	$ —	$ —	$ —	$ (508,559)	$ (508,559)
Total	$—	$—	$1,148,471	$1,148,471	$ 458	$3,852,646	$3,852,646

Mr. Augustijns

Benefit Type	Actual Termination
Cash Severance	$684,208
Pro-Rata Target Bonus	$ —
Stock Options	$ —
Restricted Stock	$ —
Long-Term Performance Awards	$ —
Retirement Benefit	$ —
Welfare Benefits	$ 12,511
Outplacement, Financial Counseling & Relocation	$ 42,687
Excise Tax (paid by Company)	$ —
Excise Tax (paid by Executive)	$ —
Total	$739,405

Ms. Clark

Benefit Type	Voluntary Termination	Retirement or Death	Involuntary Termination w/out Cause	Termination w/ Good Reason	Change in Control Only	Change in Control + Involuntary Termination w/out Cause	Change in Control + Termination w/Good Reason
Cash Severance	$—	$—	$459,954	$459,954	$ —	$ 927,840	$ 927,840
Pro-Rata Target Bonus	$—	$—	$172,242	$172,242	$ —	$ —	$ —
Stock Options	$—	$—	$ —	$ —	$ —	$ 479,804	$ 479,804
Restricted Stock	$—	$—	$ 1,137	$ 1,137	$1,137	$ 962,799	$ 962,799
Long-Term Performance Awards	$—	$—	$ —	$ —	$ —	$ 159,942	$ 159,942
Retirement Benefit	$—	$—	$ —	$ —	$ —	$ 48,628	$ 48,628
Welfare Benefits	$—	$—	$ 22,214	$ 22,214	$ —	$ 29,618	$ 29,618
Outplacement, Financial Counseling & Relocation	$—	$—	$ 25,000	$ 25,000	$ —	$ 195,682	$ 195,682
Excise Tax (paid by Company)	$—	$—	$ —	$ —	$ —	$ —	$ —
Excise Tax (paid by Executive)	$—	$—	$ —	$ —	$ —	$ (274,940)	$ (274,940)
Total	$—	$—	$680,546	$680,546	$1,137	$2,529,373	$2,529,373

The following discussion describes the payments and benefits available upon the types of termination events indicated in the tables above:

Voluntary Termination

We do not offer any payments or benefits to salaried employees, including the Named Executive Officers, upon a voluntary termination other than those that are vested at the time of termination and those payments and benefits payable upon a constructive termination or resignation for good reason, which are described below.

Retirement or Death

The following benefits are generally available to all salaried employees, including the Named Executive Officers upon full retirement at age 65 or death:

Annual Incentive Awards: Employees are eligible for a pro-rata portion of their annual incentive award. The pro-rata award is paid at target, adjusted for Company performance.

Stock Options: Employees are eligible for accelerated vesting of any stock options granted at least one year prior to the termination event and have the full term to exercise. Upon retirement, exercise thresholds (e.g. price appreciation of at least 15%) as described in the CD&A and Outstanding Equity Awards at Fiscal Year-End table, where applicable, remain in effect. Upon death, exercise thresholds lapse.

Restricted Stock/Restricted Stock Units: Employees are eligible for a pro-rata portion of Company restricted stock/restricted stock unit awards granted at least one year prior to the termination event.

Long-Term Performance Awards: Employees are eligible for a pro-rata portion of any long-term performance awards granted at least one year prior to the termination event.

Pension Plans: Employees are eligible for benefits accrued under the MJN Retirement Income Plan, MJN Key International Pension Plan, and MJN Benefit Equalization Plan—Retirement Plan.

Retirement Savings Plans: Employees are eligible for benefits accumulated under the MJN Retirement Savings Plan and the MJN Benefit Equalization Plan—Savings Plan.

Post-Retirement Medical and Life Insurance: Employees who are a minimum of age 55 with 10 years of service are eligible for post-retirement medical and life insurance benefits.

Involuntary Termination without Cause or Termination with Good Reason

The Company's Named Executive Officers (except Mr. Augustijns) were eligible to receive severance payments and benefits under the Senior Executive Severance Plan if their employment was terminated for any of the following reasons:

- Involuntary termination by the Company or participating employer without "Cause"; or
- Termination by executive with "Good Reason".

Mr. Augustiijn's employment terminated prior to the adoption of the Senior Executive Severance Plan and so he was not entitled to any benefits under such plan.

An executive whose employment is terminated by the Company without Cause or by the executive with Good Reason and who complies with the applicable notice provisions in the case of a Good Reason termination, would have been eligible for the following:

Basic Severance Pay: Severance pay in the amount of four weeks of base salary, which is not subject to signing a general release.

Cash Severance Payment: Subject to signing a general release, a cash severance payment in the amount of two times base salary for Mr. Golsby and one and a half times base salary for Messrs. Leemputte, Jakobsen and Urbain and Ms. Clark.

Annual Incentive: The named executive officers were eligible for a pro-rata target award based on the number of days worked in the year, subject to signing a general release.

Stock Options: Subject to signing a general release, in accordance with the terms of the applicable agreement, employees are eligible for accelerated vesting of our stock options granted at least one year prior to the termination event and have three months to exercise. If an employee is eligible to retire or the employee's age plus years of service equal or exceed 70 and the employee has at least 10 years of service, the employee will have the full term to exercise. Otherwise a pro-rata portion of the stock option will be vested and exercisable as of the termination date. Exercise thresholds as described in the Outstanding Equity Awards at Fiscal Year-End table, where applicable, remain in effect.

Restricted Stock/Restricted Stock Units: In accordance with the terms of the applicable agreement, employees are generally eligible for a proportionate number of Company restricted stock/restricted stock unit awards.

Long-Term Performance Awards: In accordance with the terms of the applicable agreement, if the employee is eligible to retire or the employee's age plus years of service equal or exceed 70 and the employee has at least 10 years of service, the employee will be eligible for a pro-rata portion of any Company long-term performance awards granted at least one year prior to the termination event. Otherwise, the employee will be entitled to a pro rata portion of the award that he or she would otherwise have earned for the performance period in progress at the time of termination.

Pension Plans: Employees are eligible for benefits accrued under the MJN Retirement Income Plan, MJN Key International Pension Plan, and MJN Benefit Equalization Plan—Retirement Plan. If the employee's age plus years of service equal or exceed 70 and the employee has at least 10 years of service, the employee is not eligible for early retirement, and the employee signs a general release, the retirement benefits are payable immediately following termination of employment with the enhanced adjustment factors that are applicable to employees eligible for early retirement.

Retirement Savings Plans: Employees are eligible for benefits accumulated under the MJN Retirement Savings Plan and the MJN Benefit Equalization Plan—Savings Plan.

Post-Retirement Medical Insurance: If the employee's age plus years of service equal or exceed 70 and the employee has at least 10 years of service, the employee is not eligible for early retirement, and the employee signs a general release, the employee is eligible for continued medical coverage without a subsidy until age 55, and is eligible for the post-retirement medical benefits starting at age 55.

Continuation of Certain Benefits: Continuation of health, dental and life insurance coverage, employee assistance benefits and outplacement services, subject to signing a general release.

The maximum outplacement benefit under our policy is $25,000, which amount is included in the individual executive's table above.

Additionally, executives who are expatriates (only Mr. Urbain of the current Named Executive Officers is an expatriate) are eligible for financial counseling and relocation benefits. However, the policy calls for these to be reasonable and customary in amount (e.g. economy air tickets home and tax preparation services). The policy does not establish a maximum and the Company cannot estimate what value these benefits would have. Consequently, no amount has been entered in Mr. Urbain's table above for these benefits.

Note that as a result of the timing of the Company equity grants to executives and the deemed date of termination (December 31, 2009), none of the executives satisfied the one year continuous service requirement after the date of grant of the equity awards to be entitled to receive a prorated portion of their equity awards. As a result, the executives would have forfeited the equity awards which had the one year post-grant date service requirement (generally, in cases of death or retirement), which is reflected in the individual tables above. However, the Replacement Equity Grants provide for proration of the restricted stock units award if an executive is terminated without Cause or with Good Reason or if the restricted stock units would be cancelled or otherwise cease to be outstanding upon a change in control, regardless of the one year service after the date of grant requirement, providing a modest amount in the event of a December 31, 2009 termination.

For purposes of the Senior Executive Severance Plan, "Cause" means the following:

- Failure or refusal of the executive to substantially perform his or her duties with the Company or a participating employer (except if a result of disability); or
- Severe misconduct or activity deemed detrimental to the interests of the Company or a participating employer.

"Cause" will be interpreted by the Compensation and Management Development Committee in its sole discretion and such interpretation will be conclusive and binding.

For purposes of the Senior Executive Severance Plan, "Good Reason" means the occurrence of any of the following events without the executive's consent:

- A material reduction in the executive's base salary;
- A reduction in the executive's grade level resulting in a material diminution of the executive's authority, duties or responsibilities; or
- A change in the principal location of the executive's job or office, such that the executive will be based at a location that is 50 miles or more from the location of such place of employment immediately prior to the proposed change in job or office.

Change in Control Only

As disclosed in the CD&A, we adopted the Executive Change in Control Severance Plan on December 23, 2009, which provides enhanced benefits to certain designated employees, including the Named Executive Officers (except Mr. Augustijns) in the event of a covered termination following a Change in Control. The occurrence of a

Change in Control alone is generally insufficient to trigger benefits under the Executive Change in Control Severance Plan. However, pursuant to the terms of outstanding stock options, performance share awards and restricted stock units, there is an exception to this general treatment if any of these equity awards would be cancelled or otherwise cease to be outstanding upon a change in control.

Change in Control and Involuntary Termination without Cause or Termination with Good Reason

To trigger benefits under the Executive Change in Control Severance Plan, there must be both a "Change in Control" of the Company and either (1) a subsequent involuntary termination by the Company without Cause or (2) a termination by the executive with Good Reason. Thus, the only benefits that an executive would be entitled to upon a Change in Control alone are those that are vested at the time of the Change in Control.

The Company's Named Executive Officers (except Mr. Augustijns) were eligible to receive severance payments and benefits under the Executive Change in Control Severance Plan if their employment was terminated within two years following a Change in Control for any of the following reasons:

- Involuntary termination by Company without "Cause";
- Termination by executive with "Good Reason".

Mr. Augustijns' employment terminated prior to the adoption of the Executive Change in Control Severance Plan and so he was not entitled to any benefits under such plan.

An executive whose employment is terminated without Cause or with Good Reason within two years following a Change in Control would have been eligible for the following:

Cash Severance Payment: Subject to signing a general release, a cash payment equal to 3.0 times base salary plus target bonus for Mr. Golsby and 2.0 times base salary plus target bonus for each of the other Named Executive Officers (except for Mr. Augustijns).

Annual Incentive: If an executive is entitled to a Cash Severance Payment as detailed above, he or she will not receive payment of any portion of his or her bonus for the year in which the termination date occurs.

Stock Options: In accordance with the terms of the applicable award, vesting of unvested stock options.

Restricted Stock/Restricted Stock Units: In accordance with the terms of the applicable award, vesting of restricted stock/restricted stock units, including shares/units.

Long-Term Performance Awards: In accordance with the terms of the applicable award, long-term performance awards that relate to any completed performance year will be deemed vested, and those related to the year of termination will be deemed earned at target.

Retiree Medical: Eligibility for retiree medical benefits for executives who are terminated prior to age 55 as if the executive were 55 with at least 10 years of service.

Continuation of Certain Benefits: Continuation of medical, dental and life insurance coverage, employee assistance benefits, outplacement services and financial planning services, subject to signing a general release. Expatriation and repatriation benefits are also provided.

Supplemental Retirement Benefits: Subject to signing a release, additional supplemental retirement benefits based on early termination and the amount of severance payable under the plan.

The Company does not provide excise tax gross-ups to any executive.

For purposes of the Executive Change in Control Severance Plan, "Cause" means the following:

- Willful and continued failure by the executive to substantially perform his or her duties with the Company (except if a result of disability) for a period of 30 consecutive days after written demand for substantial performance is delivered to the executive;
- Willful engagement by executive in conduct that is demonstrably and materially injurious to the Company or its subsidiaries or affiliates, monetarily or otherwise; or
- A felony conviction or the entry of plea of *nolo contendere* to a felony.

For purposes of the Executive Change in Control Severance Plan, "Good Reason" means the occurrence of any of the following events without the executive's consent:

- Assignment of any duties materially inconsistent with the executive's status as an officer of the Company or a substantially adverse alteration in the nature or status of the executive's authorities, duties or responsibilities from those in effect immediately prior to the Change in Control;
- A material adverse change in the executive's reporting relationships;
- A material reduction by the Company in the executive's base salary or bonus from the levels in effect immediately prior to a Change in Control or as the same may be increased from time to time after a Change in Control;
- The relocation of the executive's principal place of employment to a location more than 50 miles from the location of such place of employment immediately prior to a Change in Control, except for required travel on the Company's business to an extent substantially consistent with the executive's business travel obligations prior to the Change in Control or, if executive has consented to a relocation, the failure by the Company to provide the executive with all of the benefits of the Company's relocation policy as in operation immediately prior to a Change in Control;
- The failure of the Company to pay the executive any material amount or portion of executive's compensation or to pay to executive any portion of an installment of deferred compensation under any deferred compensation program of the Company within seven days of the date on which such compensation was due; or
- The failure of the Company to continue in effect any compensation or benefit plan which is material to the executive's compensation and in which executive participated immediately prior to the Change in Control, unless an equitable arrangement has been made with respect to such plan, or the failure by the Company to continue the executive's participation therein on a basis not materially less favorable, both in terms of the amounts of benefits provided and the level of executive's participation relative to other participants, as existed at the time of the Change in Control.

For purposes of the Executive Change in Control Severance Plan, "Change in Control" means the occurrence of any of the following events:

- Any individual, entity or group (within the meaning of Section 13(d)(3) or 14(d)(2) of the Securities Exchange Act of 1934, as amended (the "Exchange Act")) (a "Person") shall have become the direct or indirect beneficial owner of thirty percent (30%) or more of (i) the then outstanding shares of common stock of the Company (the "Outstanding MJN Common Shares") or (ii) the combined voting power of the then outstanding voting securities of the Company entitled to vote generally in the election of directors (the "Outstanding MJN Voting Securities")(other than, in each case, in connection with a merger or consolidation as a result of which (1) the Company becomes a direct or indirect wholly-owned subsidiary of a holding company, (2) the direct or indirect holders of the common stock and the

voting securities of such holding company immediately following the transaction are substantially the same as the holders of the Outstanding MJN Common Shares and the Outstanding MJN Voting Securities, as the case may be, immediately prior to the transaction, and (3) immediately following the transaction no Person is the beneficial owner, directly or indirectly, of thirty percent (30%) or more of the common stock or the voting securities of such holding company);

- The consummation of a reorganization, merger, statutory share exchange, consolidation, or similar transaction involving the Company or any of its subsidiaries, the sale or other disposition of all or substantially all of the assets of the Company and its subsidiaries (taken as a whole), or the acquisition of assets or stock of another entity by the Company or any of its subsidiaries (each, a "Business Combination"), in each case, unless, following such Business Combination, (i) all or substantially all of the individuals and entities that were the beneficial owners of the Outstanding MJN Common Shares and the Outstanding MJN Voting Securities immediately prior to such Business Combination beneficially own, directly or indirectly, more than fifty percent (50%) of the then outstanding shares of common stock (or, for a non-corporate entity, equivalent securities) and the combined voting power of the then outstanding voting securities entitled to vote generally in the election of members of the board of directors (or, for a non-corporate entity, equivalent governing body), as the case may be, of the entity surviving or resulting from such Business Combination (including an entity that, as a result of such transaction, owns all or substantially all of the common stock or the voting securities of the Company or all or substantially all of the Company's assets either directly or through one or more subsidiaries) in substantially the same proportions as their ownership immediately prior to such Business Combination of the Outstanding MJN Common Shares and the Outstanding MJN Voting Securities, as the case may be, (ii) no Person (excluding the Company or any employee benefit plan (or related trust) of the Company or such entity surviving or resulting from such Business Combination) beneficially owns, directly or indirectly, thirty percent (30%) or more of, respectively, the then outstanding shares of common stock (or, for a non-corporate entity, equivalent securities) of the entity surviving or resulting from such Business Combination (or any parent thereof) or the combined voting power of the then outstanding voting securities of such entity (or any parent thereof) entitled to vote generally in the election of members of the board of directors (or, for a non-corporate entity, equivalent governing body) and (iii) at least a majority of the members of the board of directors (or, for a non-corporate entity, equivalent governing body) of the entity surviving or resulting from such Business Combination (or any parent thereof) were members of the Board at the time of the execution of the initial agreement or action of the Board providing for such Business Combination;

- The stockholders of the Company approve a plan of complete liquidation or dissolution of the Company; or

- There shall have been a change in the composition of the Board within a two year period such that a majority of the Board does not consist of directors who were serving at the beginning of such period together with directors whose initial nomination for election by the Company's stockholders or, if earlier, initial appointment to the Board was approved by the vote of two-thirds of the directors then still in office who were in office at the beginning of the two year period together with the directors who were previously so approved (either by a specific vote of approval or by approval of the Company's proxy statement in which such person was named as a nominee for election as a director).

Securities Authorized For Issuance Under Equity Compensation Plans

The table below sets forth information with regard to securities authorized for issuance under our equity compensation plans as of December 31, 2009. As of December 31, 2009, we had one equity compensation plan, the 2009 Stock Award and Incentive Plan, which was approved on December 8, 2008, by BMS, our then-sole stockholder. This equity compensation plan is the subject of Proposal 2—Approval of the Mead Johnson Nutrition Company 2009 Stock Award and Incentive Plan in this Proxy Statement.

Plan Category	Number of Securities to be Issued Upon Exercise of Outstanding Options, Warrants and Rights	Weighted-Average Exercise Price of Outstanding Options, Warrants and Rights	Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (Excluding Securities Reflected in First Column)
Equity Compensation Plans Approved by Security Holders	2,044,382(1)	$26.79(2)	22,955,618(3)
Equity Compensation Plans Not Approved by Security Holders	0	—	0
Total	2,044,382	$26.79	22,955,618

(1) Includes 662,293 shares of common stock deliverable in respect of restricted stock units and 385,572 shares of common stock deliverable in respect of performance share awards.

(2) Weighted-average exercise price of outstanding options only; excludes restricted stock units and performance share awards.

(3) Types of awards issuable under the 2009 Stock Award and Incentive Plan include: options, stock appreciation rights, restricted stock, restricted stock units, stock granted as a bonus or in lieu of another award, dividend equivalents, other stock-based awards or performance share awards.

AUDIT RELATED MATTERS

Audit Committee Report

Management is responsible for the preparation, presentation and integrity of our consolidated financial statements and our internal control over financial reporting. The independent registered public accounting firm of Deloitte & Touche is responsible for performing an independent integrated audit of our consolidated financial statements and the effectiveness of our internal control over financial reporting. The Audit Committee's responsibility is to monitor and oversee these processes.

In this context, the Audit Committee reports as follows:

1. The Audit Committee has reviewed and discussed with management our audited financial statements for the year ended December 31, 2009;

2. The Audit Committee has discussed with representatives of Deloitte & Touche the matters required to be discussed by Statement on Auditing Standards No. 61 (*Communication with Audit Committees*), as amended;

3. The Audit Committee also has received and reviewed the written disclosures and the letter from Deloitte & Touche required by applicable requirements of the Public Company Accounting Oversight Board regarding Deloitte & Touche's communications with the Audit Committee concerning independence, and has discussed with Deloitte & Touche its independence; and

4. The Audit Committee also has considered whether the provision by Deloitte & Touche of non-audit services to us is compatible with maintaining Deloitte & Touche's independence.

Based on the review and discussions referred to above, the Audit Committee recommended to the Board that our audited financial statements referred to above be included in our Annual Report on Form 10-K for the fiscal year ended December 31, 2009, for filing with the SEC.

Members of the Audit Committee,

Robert S. Singer, Chairman
Howard B. Bernick
Peter G. Ratcliffe

Audit and Non-Audit Fees

The table set forth below presents the fees for professional audit services rendered by Deloitte & Touche in connection with the integrated audits of our consolidated financial statements for the years ended December 31, 2009 and 2008, and fees for other services rendered by Deloitte & Touche during these periods.

	2009	2008
Audit Fees	$3,412,000	$2,029,000
Audit-Related Fees	950,000	421,000
Tax Fees	32,590	—
All Other Fees	276,000	—
Total	$4,670,590	$2,450,000

Audit Fees for 2009 and 2008 include fees for professional services rendered for the audits of our financial statements, including accounting consultation, for the fiscal year and of our internal controls over financial reporting in accordance with Section 404 of the Sarbanes-Oxley Act, reviews of our quarterly financial statements, consents, and statutory audits. Audit Fees also include professional services rendered in connection with registrations of our shares of common stock in connection with employee benefit plans and our debt private placement.

Audit-Related Fees for 2009 were for internal control services related to our global SAP system implementation and fees associated with our IPO. For 2008, these fees were for services associated with our IPO.

Tax Fees for 2009 were for services related to tax compliance, including the preparation of tax returns and audit support services.

All Other Fees for 2009 were for fees associated with our European distribution assessment.

Pre-approval of Audit and Permissible Non-Audit Services

The Audit Committee pre-approved all audit and non-audit services provided by Deloitte & Touche during 2009 in accordance with our policy described below.

The Audit Committee has established a policy to pre-approve all audit and permissible non-audit services provided by our independent registered public accounting firm consistent with applicable SEC rules. Our independent registered public accounting firm is generally prohibited from performing any management consulting projects, or from providing tax consulting services relating to transactions or proposals in which the sole purpose may be tax avoidance or for which the tax treatment may not be supported by the Internal Revenue Code. Prior to the engagement of our independent registered public accounting firm for the next year's audit, management submits an aggregate of services expected to be rendered during that year for each of the four categories of services described above to the Audit Committee for approval. Prior to engagement, the Audit Committee pre-approves these services by category of service. The fees are budgeted by category of service and the Audit Committee receives periodic reports from management and our independent registered public accounting firm on actual fees versus the budget by category of service. During the year, circumstances may arise when it may become necessary to engage our independent registered public accounting firm for additional services not contemplated in the pre-approval. In those instances, the Audit Committee requires specific pre-approval before engaging our independent registered public accounting firm.

The Audit Committee may delegate pre-approval authority to its Chair. The Chair is required to report, for informational purposes, any pre-approval decisions to the Audit Committee at its next regularly scheduled meeting.

MATTERS TO BE VOTED ON

Overview of Proposals

This Proxy Statement contains three proposals requiring stockholder action. Proposal No. 1 requests the election of nine directors to the Board. Proposal No. 2 requests the approval of the 2009 Stock Award and Incentive Plan. Proposal No. 3 requests the ratification of the appointment of Deloitte & Touche as our independent registered public accounting firm in 2010. Each of the proposals is discussed in more detail in the pages that follow.

Proposal 1—Election of Directors

Our Board of Directors currently consists of seven members. The directors serve one year terms. The Board has nominated each of our seven current directors whose terms expire at the 2010 Annual Meeting for re-election as directors. In addition, the Board has nominated two new candidates to stand for election as directors.

Our bylaws require directors to be elected by a plurality of the votes cast by holders of shares represented in person or by proxy at any meeting of stockholders and entitled to vote on the election of directors.

All of the nominees have indicated their willingness to serve if elected, but if any should be unable or unwilling to stand for election, proxies may be voted for a substitute nominee designated by the Board. No nominations for directors were received from stockholders, and no other candidates are eligible for election as directors at the 2010 Annual Meeting. Unless proxy cards are otherwise marked, the individuals named as proxies intend to vote the shares represented by proxy in favor of all of the Board's nominees.

Set forth below is information concerning the nominees for election, including the two new director candidates.

Nominees for Director

Stephen W. Golsby. Age 55. Mr. Golsby, our President, Chief Executive Officer and one of our directors, has been continuously employed by Mead Johnson since October 1997 in various capacities. Before assuming his current role, Mr. Golsby had served as President of Mead Johnson since January 2004. He served as President, International of Mead Johnson from 2001 until 2003.

Dr. Steven M. Altschuler. Age 56. Dr. Altschuler is currently the President and Chief Executive Officer of The Children's Hospital of Philadelphia, a position he has held since April 2000. Dr. Altschuler serves on the board of directors of the Children's Miracle Network as well as the Free Library of Philadelphia.

Howard B. Bernick. Age 57. Mr. Bernick is currently the President of Bernick Advisory Limited, a private investment advisory company, and has served in such a role since November 2006. From November 1994 to November 2006, Mr. Bernick served as President and Chief Executive Officer and a director of Alberto-Culver Company, a global branded consumer products and beauty supply distribution company. From August 2001 through October 2008, Mr. Bernick served as a director of the Wm. Wrigley Jr. Company, a global confectionery company.

Kimberly A. Casiano. Age 52. Ms. Casiano is an advisor to top business leaders targeting the Hispanic market. From 1994 to 2009, Ms. Casiano was President and Chief Operating Officer of Casiano Communications, Inc., the largest Hispanic publisher of magazines and periodicals in the United States. Ms. Casiano has held various management positions at that firm since she joined in 1988, including leading the sales and editorial functions for consumer publications and managing the company's bilingual direct marketing, CRM and multi-media contact center divisions. Prior to that, she managed her own company, Caribbean Marketing Overseas Corporation, to foster trade and investment in the Caribbean and Latin America. She has served on the board of directors of Ford Motor Company since 2003, including as a member of the audit committee, nominating and governance committee and environmental and public policy committee, having previously served on the finance committee. Ms. Casiano has also served on the board of directors of Mutual of America since 2006.

Anna C. Catalano. Age 50. Ms. Catalano had a 20-year career in the energy industry, serving in various marketing, branding and business development roles. Most recently, at BP plc, she was Group Vice President, Marketing from 2000 to 2003, and Group Vice President, Emerging Markets from 1999 to 2000. She has held senior positions in Asia, Europe and the United States, including President of Amoco Orient Oil Company. Ms. Catalano currently serves on the boards of directors of Willis Group Holdings, where she serves on the governance and nominating committee, and U.S. Dataworks, where she serves as chair of the compensation committee. Ms. Catalano is also an advisory board member for Amyris Biotechnologies and BT Global Services.

James M. Cornelius. Age 66. Mr. Cornelius, our Chairman of the Board, is currently the Chairman of the board of directors and Chief Executive Officer of BMS, and he has served in such a role since February 2008. He is scheduled to retire as Chief Executive Officer of BMS effective May 5, 2010. Mr. Cornelius served as the Chief Executive Officer, including serving as Interim Chief Executive Officer, of BMS since September 2006 when he ended his prior retirement. Mr. Cornelius served as the Interim Chief Executive Officer and Chairman of the board of directors for Guidant Corporation from November 2005 to April 2006 when it was acquired by Boston Scientific Corporation, at which point Mr. Cornelius retired. He served as Guidant's Non-Executive Chairman of the board of directors from August 2000 until November 2005. Mr. Cornelius was a director of The DIRECTV Group and currently is a director and chairman of the compensation committee and member of the audit committee and executive committee of Given Imaging Ltd.

Peter G. Ratcliffe. Age 62. From April 2003 until his retirement in June 2007, Mr. Ratcliffe served as Chief Executive Officer of the P&O Princess International division of Carnival Corporation and PLC, a global cruise company. From January 2000 to April 2003, he served as Chief Executive Officer of Carnival PLC, a global cruise company. Mr. Ratcliffe is a director of Carnival Corporation and PLC. He is also a director of BBA Aviation PLC.

Elliott Sigal, M.D. Ph.D. Age 58. Dr. Sigal is currently Executive Vice President, Chief Scientific Officer and President, Research and Development of BMS, a position he has held since 2004. Since joining BMS in 1997, he has held positions of increasing responsibility in both research and clinical development. Dr. Sigal has served on the BMS executive committee since 2001. He is also a member of the Board of Trustees of Princeton Healthcare System and the University Medical Center at Princeton.

Robert S. Singer. Age 58. Mr. Singer served as Chief Executive Officer of Barilla Holding S.p.A, a major Italian food company, from January 2006 to April 2009. From May 2004 to September 2005, Mr. Singer served as President and Chief Operating Officer of Abercrombie & Fitch Co., an American clothing retailer. Between October 2005 and December 2005, he took the time to select his next opportunity. Prior to joining Abercrombie, Mr. Singer served as Chief Financial Officer of Gucci Group NV, a leading luxury goods company, from September 1995 to April 2004. Mr. Singer is a director and the chairman of the compensation committee of Benetton S.p.A. From 2003 to 2006, Mr. Singer served on the board of directors of Fairmont Hotels & Resorts, Inc., and as chairman of the audit committee from 2004 to 2006.

Our Board is composed of a diverse group of leaders in their respective fields. Many of the current directors have leadership experience at major domestic and international companies with operations inside and outside the United States, as well as experience on other companies' boards, which provides an understanding of different business processes, challenges and strategies. Other directors have experience as presidents of significant academic, research and philanthropic institutions, which brings unique perspectives to the Board. Further, the Company's directors also have other experience that makes them valuable members, such as prior scientific experience that provides insight into issues faced by our Company.

The Nominating and Corporate Governance Committee and the Board believe that the above-mentioned attributes, along with the leadership skills and other experiences of its Board members described below, provide us with the perspectives and judgment necessary to guide our strategies and monitor their execution.

Mr. Golsby
- Global business experience as president and chief executive officer of our Company
- Broad strategic vision for our Company
- Critical link between management and the Board

Dr. Altschuler
- Leadership position as president and chief executive officer of The Children's Hospital of Philadelphia, a leading institution in pediatric medicine
- Clinical and research experience in pediatric medicine
- Outside director of charitable organizations

Mr. Bernick
- Global business experience as former president and chief executive officer of Alberto-Culver Company, a global branded consumer products company
- Outside board experience as a former director of Wm. Wrigley Jr. Company
- Private investment advisory experience as president of Bernick Advisory Limited

Mr. Cornelius
- Global business experience as chairman and retiring chief executive officer of Bristol-Myers Squibb Company
- Global business experience as former chairman and chief executive officer of Guidant Corporation
- Outside board experience as a former director of The DIRECTV Group and current director of Given Imaging Ltd.

Ms. Casiano
- Global business experience as a president and chief operating officer of the largest Hispanic-publisher of magazines and periodicals in the United States
- Global business experience managing her own company, Caribbean Marketing Overseas Corporation
- Outside board experience as a director of Ford Motor Company and Mutual of America

Ms. Catalano
- Global business experience as president of the Amoco Orient Oil Company in China and group vice president marketing for BP plc
- Outside board experience as a director of Willis Group Holdings and U.S. Dataworks

Mr. Ratcliffe
- Global business experience as former chief executive officer of the P&O Princess International division of Carnival Corporation and PLC
- Global business experience as former chief executive officer of Carnival PLC
- Outside board experience as a director of Carnival Corporation and PLC and BBA Aviation PLC

Dr. Sigal
- Global business experience as executive vice president, chief scientific officer, and president, research and development for Bristol-Myers Squibb Company
- Industry and research experience in global clinical and pharmaceutical development for Bristol-Myers Squibb Company

Mr. Singer
- Global business experience as former chief executive officer of Barilla Holding S.p.A
- Global business experience as former president and chief operating officer of Abercrombie & Fitch Co.
- Global business experience as former chief financial officer of Gucci Group NV
- Outside board experience as a former director of Fairmont Hotels & Resorts, Inc. and a current director of Benetton S.p.A

Prior to our IPO, our Board consisted entirely of senior executives of our former parent, BMS. In connection with the IPO, BMS retained an executive search firm to identify candidates to serve as directors on our Board who would be considered independent. As a result of that search, Messrs. Bernick, Ratcliffe and Singer were elected to our Board. After our IPO, we retained an executive search firm to identify an additional independent director. Dr. Altschuler was identified through that search and became a member of our Board in March 2009. Dr. Sigal was recommended to us by our former directors who were senior executives of BMS. The two new nominees for director standing for election at this Annual Meeting, Mmes. Casiano and Catalano, were also identified by an executive search firm engaged by us after our split-off from BMS.

The Board of Directors recommends a vote FOR the election of each of the director nominees.

Proposal 2—Approval of Mead Johnson Nutrition Company 2009 Amended and Restated Stock Award and Incentive Plan

The Board recommends approval of the Mead Johnson Nutrition Company 2009 Amended and Restated Stock Award and Incentive Plan (the "2009 Stock Award and Incentive Plan").

Background

Prior to the IPO, the Board adopted the 2009 Stock Award and Incentive Plan and BMS, as the then-sole stockholder of MJN, approved the 2009 Stock Award and Incentive Plan. We have reserved 25 million shares of our common stock for delivery to participants under the 2009 Stock Award and Incentive Plan.

Section 162(m) of the Code provides that certain compensation in excess of $1 million that is paid to the chief executive officer and the next three most highly paid officers of a public company (other than the chief financial officer) is not deductible. Compensation which constitutes "performance-based compensation" within the meaning of Section 162(m) is generally not subject to the foregoing limitations. In order to constitute "performance-based compensation" the company's stockholders must approve the material terms of the plan pursuant to which the compensation is granted and certain other requirements must be met. A transition rule under Section 162(m) has allowed us to grant "performance-based compensation" under the 2009 Stock Award and Incentive Plan since adoption and approval of the 2009 Stock Award and Incentive Plan as set forth above.

The transition rule will expire with the 2010 Annual Meeting of Stockholders. We have not made any changes to the material terms of the 2009 Stock Award and Incentive Plan since its adoption and we are not proposing any changes to the material terms at this time. Specifically, we are not requesting any increase to the number of shares of our stock that can be issued under the 2009 Stock Award and Incentive Plan, we are not changing any of the per-person award limits under the plan, the limitations on the number of shares reserved for the grants of incentive stock options or the eligibility provisions of the plan. We did, however, make changes to the 2009 Stock Award and Incentive Plan to reflect the split-off from BMS and to add additional language regarding the company's policy on "clawbacks". The principal change to reflect the split-off from BMS was to change the definition of change in control and certain other definitions to match those that are used for purposes of the Executive Change in Control Severance Plan and to reflect the treatment of awards in the event of a change in control. The sole purpose of requesting stockholder approval of the 2009 Stock Award and Incentive Plan by our stockholders at this time is to ensure that certain payments and awards made under the 2009 Stock Award and Incentive Plan will continue to qualify as "performance-based compensation" within the meaning of Section 162(m) of the Code.

Purpose and Overview

The purpose of the 2009 Stock Award and Incentive Plan is to (a) attract, retain motivate and reward persons who are eligible to participate in the 2009 Stock Award and Incentive Plan; (b) provide equitable and competitive compensation opportunities; (c) recognize individual contributions and reward achievement of our goals; and (d) provide the creation of long-term value for our stockholders by closely aligning the interests of participants in the 2009 Stock Award and Incentive Plan with those of our stockholders.

Overview of 2009 Stock Award and Incentive Plan Awards

The 2009 Stock Award and Incentive Plan authorizes a broad range of awards, including:

- stock options;
- stock appreciation rights ("SARs");
- restricted stock, a grant of actual shares of stock subject to a risk of forfeiture and restrictions on transfer;
- restricted stock units or stock units, a contractual commitment to deliver shares of stock at a future date, which may or may not be subject to a risk of forfeiture;
- other awards based on common stock;
- dividend equivalents;
- performance shares or other stock-based performance awards;
- cash-based performance awards tied to achievement of specific performance objections; and
- shares of stock issued in lieu of rights to cash compensation.

Restriction on Repricing

The 2009 Stock Award and Incentive Plan includes a restriction providing that, without stockholder approval, we will not amend or replace options or SARs previously granted under the 2009 Stock Award and Incentive Plan in a transaction that constitutes a "repricing." For this purpose, a "repricing" is defined as amending the terms of an option or SAR after it is granted to lower its exercise price, any other action that is treated as a repricing under generally accepted accounting principles, or canceling an option or SAR at a time when its exercise price or base price is equal to or greater than the fair market value of the underlying stock in exchange for another option, SAR, restricted stock, other equity, cash or other property, unless the cancellation and exchange occurs in connection with a merger, acquisition, spin-off or other similar corporate transaction. Adjustments to the exercise price or base price or the number of shares subject to an option or SAR to reflect the effects of a stock split or other extraordinary corporate transaction will not constitute a "repricing."

Description of the 2009 Stock Award and Incentive Plan

The following is a brief description of the material features of the 2009 Stock Award and Incentive Plan. This description, including information summarized above, is qualified in its entirety by reference to the full text of the 2009 Stock Award and Incentive Plan, a copy of which is attached to this Proxy Statement as Annex A.

Shares Available under the 2009 Stock Award and Incentive Plan

All of the 25 million shares reserved for delivery under the 2009 Stock Award and Incentive Plan would be available for incentive stock options ("ISOs"). Shares used for awards assumed in an acquisition do not count against the shares reserved under the 2009 Stock Award and Incentive Plan. The shares reserved may be used for any type of award under the 2009 Stock Award and Incentive Plan.

Only the number of shares actually delivered to participants in connection with an award after all restrictions have lapsed will be counted against the number of shares reserved under the 2009 Stock Award and Incentive Plan. Thus, shares will remain available for new awards if an award expires or is forfeited, canceled or settled in cash, if shares are withheld or separately surrendered to pay the exercise price of an option or to satisfy tax withholding obligations relating to an award, if fewer shares are delivered upon exercise of an SAR than the number of shares covered by the SAR, or if shares that had been issued as restricted stock are forfeited. Under the 2009 Stock Award and Incentive Plan, awards may be outstanding relating to a greater number of shares than the aggregate remaining available under the 2009 Stock Award and Incentive Plan so long as the Compensation

and Management Development Committee ensures that awards will not result in delivery and vesting of shares in excess of the number then available under the 2009 Stock Award and Incentive Plan. Shares delivered under the 2009 Stock Award and Incentive Plan may be either newly issued or treasury shares.

On March 31, 2010, the last reported sale price of MJN common stock in composite transactions for NYSE-listed securities was $52.03 per share.

Per-Person Award Limitations

The 2009 Stock Award and Incentive Plan includes a limitation on the amount of awards that may be granted to any one participant in a given calendar year in order to qualify awards as "performance-based compensation" under Section 162(m) of the Code. Under this annual per-person limitation, no participant may, in any calendar year, be granted stock-denominated awards under the 2009 Stock Award and Incentive Plan relating to more than his or her "Annual Limit". The Annual Limit equals 2.5 million shares plus the amount of the participant's unused Annual Limit relating to stock-based awards as of the close of the previous calendar year, subject to adjustment for splits and other extraordinary corporate events. In the case of cash-denominated awards, the 2009 Stock Award and Incentive Plan limits performance awards that may be earned by a participant for any calendar year to the participant's defined Annual Limit, which for this purpose equals $6 million plus the amount of the participant's unused cash Annual Limit as of the close of the previous calendar year. The per-person limit for cash-denominated performance awards does not operate to limit the amount of stock-based awards, and vice versa. These limits apply only to awards under the 2009 Stock Award and Incentive Plan, and do not limit our ability to enter into compensation arrangements outside of the 2009 Stock Award and Incentive Plan.

Adjustments

The Compensation and Management Development Committee, in a manner that it determines to be equitable, is required to make adjustments to the number and kind of shares subject to the share limitations and specified in the stock-based Annual Limit, the number and kind of shares subject to or deliverable pursuant to outstanding awards and the exercise price, grant price or purchase price of any award (or, if deemed appropriate, the Compensation and Management Development Committee may make provision for payment of cash or property to the holder of an award) in the event of a large and non-recurring dividend or other distribution (whether in the form of cash or property other than shares of our stock), recapitalization, forward or reverse split, stock dividend, reorganization, merger, consolidation, spin-off, combination, repurchase, share exchange, liquidation, dissolution or similar corporate transaction or event affecting our stock in such a way that an adjustment is necessary to prevent dilution or enlargement of a participant's rights. The Compensation and Management Development Committee may adjust performance conditions and other terms of awards in response to these kinds of events or to changes in applicable laws, regulations or accounting principles, except that adjustments to awards intended to qualify as "performance-based compensation" generally must conform to requirements imposed by Section 162(m).

Eligibility

Executive officers and other employees of MJN and its subsidiaries and affiliates, non-employee directors of MJN, and others who provide substantial services to MJN or its subsidiaries or affiliates are eligible to be granted awards under the 2009 Stock Award and Incentive Plan. In addition, any person who has been offered employment by MJN or any of its subsidiaries or affiliates may be granted awards under the 2009 Stock Award and Incentive Plan, but such prospective grantee may not receive any payment or exercise any right relating to the award until he or she has commenced employment or the providing of services. For purposes of eligibility, the Compensation and Management Development Committee may determine that a joint venture in which MJN or one of its subsidiaries or affiliates has a substantial direct or indirect equity investment shall be deemed to be an affiliate. Holders of awards granted by a company or business acquired by us or one of our subsidiaries or affiliates, or with which we or one of our subsidiaries or affiliates combines, are eligible for substitute awards granted in assumption or in substitution for such outstanding awards in connection with such acquisition or combination transaction. BMS does not constitute an affiliate under the 2009 Stock Award and Incentive Plan. Under our current compensation program, approximately

780 employees are eligible on an annual basis to receive awards and in 2009, we granted equity awards of the type to be authorized in the 2009 Stock Award and Incentive Plan to approximately 190 persons.

Administration

The Compensation and Management Development Committee will administer the 2009 Stock Award and Incentive Plan, except that the Board may itself act to administer the 2009 Stock Award and Incentive Plan. References to the "Compensation and Management Development Committee" here mean the committee or the full Board exercising authority with respect to a given award. Subject to the terms and conditions of the 2009 Stock Award and Incentive Plan (including subject to limitations on re-pricing), the Compensation and Management Development Committee is authorized to select participants, determine the type and number of awards to be granted and the number of shares to which awards will relate or the amount of a performance award, specify times at which awards will be exercisable or settled, including performance conditions that may be required as a condition thereof, set other terms and conditions of such awards, waive or amend the terms, conditions, restrictions and limitations of awards, prescribe forms of award agreements, interpret and specify rules and regulations relating to the 2009 Stock Award and Incentive Plan, and make all other determinations that may be necessary or advisable for the administration of the 2009 Stock Award and Incentive Plan. Nothing in the 2009 Stock Award and Incentive Plan precludes the Compensation and Management Development Committee from authorizing payment of other compensation, including bonuses based upon performance, to officers and employees, including the executive officers, outside of the 2009 Stock Award and Incentive Plan.

Either the Compensation and Management Development Committee or another committee of the Board may perform the functions of the Compensation and Management Development Committee for purposes of granting awards under the 2009 Stock Award and Incentive Plan to non-employee directors, as the Board may at any time direct. The 2009 Stock Award and Incentive Plan authorizes the Compensation and Management Development Committee to delegate authority to one or more officers or managers of MJN or any of its subsidiaries or affiliates (or committees thereof) the authority to perform such functions as the Compensation and Management Development Committee determines provided that the delegation does not (a) authorize grants of awards to executive officers in a manner that would result in the loss of an exemption under Section 16 of the Exchange Act, (b) cause a performance-based award that is intended to be "performance-based compensation" for purposes of Section 162(m) of the Code to fail to be "performance-based compensation", (c) result in certain related-person transactions that are required to be disclosed under applicable securities laws, or (d) otherwise violate applicable law. The 2009 Stock Award and Incentive Plan provides that the members of the Compensation and Management Development Committee and any of our officers or employees or officer or employees of any of our subsidiaries or affiliates acting at the direction or on behalf of the Compensation and Management Development Committee or a delegee shall not be personally liable for any action or determination taken or made in good faith with respect to the 2009 Stock Award and Incentive Plan and will be fully indemnified and protected by us with respect to any such action or determination.

Stock Options and SARs

The Compensation and Management Development Committee is authorized to grant stock options, including both ISOs and non-qualified stock options. ISOs may only be granted to employees of MJN and its subsidiaries (determined under applicable Code rules). SARs may also be granted, entitling the participant to receive the excess of the fair market value of a share of our stock on the date of exercise over the SAR's designated "base price". The exercise price of an option and the base price of an SAR are determined by the Compensation and Management Development Committee, but generally may not be less than the fair market value of the underlying shares on the date of grant except for awards granted in substitution of an outstanding award granted by a company or business acquired by us or one of our subsidiaries or affiliates or with which we or one of our subsidiaries or affiliates combines. Options cannot be exercised with respect to less than 100 shares or, if less, the full number of shares subject to the award. The maximum term of each option or SAR will be ten years. Subject to this limit, the times at which each option or SAR will be exercisable and provisions requiring forfeiture of unexercised options or SARs at or following termination of employment or upon the occurrence of other events

generally are fixed by the Compensation and Management Development Committee. Options may be exercised by payment of the exercise price (and any related taxes) in cash, certified check, bank draft, wire transfer or express money order. In addition, the Compensation and Management Development Committee may permit the exercise price (and any related taxes) to be paid with shares of our stock having a fair market value equal to the exercise price or surrender of outstanding awards or the withholding of option shares to pay the exercise price if that would not result in additional accounting expense or through broker-assisted transactions. We may impose limits on any of these methods of exercise and settlement and implement other methods, for both options and SARs. SARs may be exercisable for shares or for cash, as determined by the Compensation and Management Development Committee. Options and SARs may be granted on terms that cause such awards not to be subject to Section 409A of the Code ("Section 409A"), or with terms that cause those awards to be deferral arrangements subject to Section 409A.

Restricted Stock and Stock Units

The Compensation and Management Development Committee is authorized to grant restricted stock and stock units. Prior to the end of the restricted period, shares granted as restricted stock may not be sold, and will be forfeited in the event of termination of employment in specified circumstances. The Compensation and Management Development Committee will establish the restrictions on transferability, the risks of forfeiture, the length of the restricted period and other terms and conditions for awards of restricted stock. Aside from the risk of forfeiture and non-transferability, and, except as otherwise provided by the Compensation and Management Development Committee, an award of restricted stock entitles the participant to the rights of a stockholder of MJN, including the right to vote the shares and to receive dividends, which dividends could be either forfeitable or non-forfeitable. Any of these rights may be limited by the Compensation and Management Development Committee.

Stock units give a participant the right to receive shares at the end of a specified deferral period. While subject to a risk of forfeiture, the award would constitute restricted stock units. The Compensation and Management Development Committee will establish the risks of forfeiture, the length of the restricted period and other terms and conditions for awards of stock units. Prior to settlement, stock units carry no voting or dividend rights or other rights associated with stock ownership, but the Compensation and Management Development Committee may choose to authorize payment of dividend equivalents, which may be forfeitable or non-forfeitable, in connection with these awards.

Other Stock-Based Awards, Stock Bonus Awards, and Awards in Lieu of Other Obligations

The 2009 Stock Award and Incentive Plan authorizes the Compensation and Management Development Committee to grant awards that are denominated or payable in, valued in whole or in part by reference to, or otherwise based on or related to, shares of our stock. The Compensation and Management Development Committee will determine the terms and conditions of such awards, including the consideration to be paid to exercise awards in the nature of purchase rights, the periods during which awards will be outstanding, and any forfeiture conditions and restrictions on awards. In addition, the Compensation and Management Development Committee is authorized to grant shares as a bonus free of restrictions, or to grant shares or other awards in lieu of obligations under other plans or compensatory arrangements, subject to such terms as the Compensation and Management Development Committee may specify.

Performance-Based Awards

The Compensation and Management Development Committee may grant performance awards, which may be awards of a specified cash amount or may be stock-based awards. Generally, performance awards require satisfaction of pre-established performance goals, consisting of one or more business criteria and a targeted performance level with respect to such criteria as a condition of awards being granted or becoming exercisable or settleable, or as a condition to accelerating the timing of such events. Performance may be measured over a period of any length specified by the Compensation and Management Development Committee. If so determined

by the Compensation and Management Development Committee, in order to avoid the limitations on tax deductibility under Section 162(m) of the Code, the business criteria used by the Compensation and Management Development Committee in establishing performance goals applicable to performance awards will be selected from among the following, determined on a consolidated basis and/or for specified subsidiaries, affiliates or other of our business units: net sales; revenue; revenue growth or product revenue growth; operating income (before or after taxes); pre- or after-tax income (before or after allocation of corporate overhead and bonus); earnings per share; net income (before or after taxes); return on equity; total stockholder return; return on assets or net assets; appreciation in and/or maintenance of the price of the shares or any other publicly-traded securities of MJN; market share; gross profits; earnings (including earnings before taxes, earnings before interest and taxes or earnings before interest, taxes, depreciation and amortization); economic value-created models or equivalent metrics; comparisons with various stock market indices; reductions in costs; cash flow or cash flow per share (before or after dividends); return on capital (including return on total capital or return on invested capital); cash flow return on investment; improvement in or attainment of expense levels or working capital levels; operating margins, gross margins or cash margins; year-end cash; debt reductions and control of interest expense; stockholder equity; regulatory achievements; and implementation, completion or attainment of measurable objectives with respect to research, development, products or projects, production volume levels, acquisitions and divestitures, market penetration, total market capitalization, business retention, new product generation, geographic business expansion goals, cost controls and targets (including cost of capital), customer satisfaction, employee satisfaction, agency ratings, management of employment practices and employee benefits, supervision of litigation and information technology, implementation of business process controls, and recruiting and retaining personnel.

The Compensation and Management Development Committee retains discretion to set the level of performance for a given business criteria that will result in the earning of a specified amount under a performance award. Performance goals may be based solely with respect to MJN's performance or the performance of a subsidiary, division, business segment, product line or business unit, or based on such performance as compared to the performance of other companies or an index or industry measure of performance. The Compensation and Management Development Committee may also exclude certain unusual or extraordinary charges or items from the measurement of performance, including those relating to (a) restructurings, discontinued operations, extraordinary items, and other unusual or non-recurring charges, (b) an event either not directly related to our operations or not within the reasonable control of our management, or (c) the effects of tax or accounting changes in accordance with U.S. generally accepted accounting principles.

Other Terms of Awards

Awards may be settled in cash, shares, other awards or other property, or in any combination thereof, all as determined in the discretion of the Compensation and Management Development Committee. The Compensation and Management Development Committee may require or permit participants to defer the settlement of all or part of an award, including shares issued upon exercise of an option or SAR subject to compliance with Section 409A, in accordance with such terms and conditions as the Compensation and Management Development Committee may establish, including payment or crediting of interest or dividend equivalents on any deferred amounts. The Compensation and Management Development Committee is authorized to place cash, shares or other property in trusts or make other arrangements to provide for payment of our obligations under the 2009 Stock Award and Incentive Plan. The Compensation and Management Development Committee may condition awards on the payment of taxes, and may provide for mandatory withholding of a portion of the shares or other property to be distributed in order to satisfy tax withholding obligations, or may permit a participant to elect to satisfy these tax obligations by having us withhold shares. Awards granted under the 2009 Stock Award and Incentive Plan generally may not be pledged or otherwise encumbered and are not transferable except by will or by the laws of descent and distribution, or to a designated beneficiary upon the participant's death, except that the Compensation and Management Development Committee may permit transfers of awards other than incentive stock options on a case-by-case basis, but such transfers will be allowed only for estate-planning purposes and may not involve transfers to other third parties for value.

The 2009 Stock Award and Incentive Plan authorizes the Compensation and Management Development Committee to provide for forfeiture of awards and award gains in the event a participant fails to comply with conditions relating to non-competition, non-solicitation, confidentiality, non-disparagement and other requirements for the protection of our business. Awards under the 2009 Stock Award and Incentive Plan may be granted without a requirement that the participant pay consideration in the form of cash or property for the grant (as distinguished from the exercise), except to the extent required by law. Subject to the requirement that any repricing of options or SARs be approved by stockholders, the Compensation and Management Development Committee may grant awards in substitution for, exchange for or as a buyout of other awards or rights to payment from us, and may exchange or buy out outstanding awards for cash or other property. The Compensation and Management Development Committee also may grant awards in addition to and in tandem with other awards or rights. In granting a new award, the Compensation and Management Development Committee may determine that the in-the-money value or fair value of any surrendered award may be applied to reduce the purchase price of any new award, subject to the requirement that repricing of options or SARs must be approved by stockholders.

Dividend Equivalents

The Compensation and Management Development Committee may grant dividend equivalents. These are rights to receive payments equal in value to the amount of dividends paid on a specified number of shares of common stock while an award is outstanding. These amounts may be in the form of cash or rights to receive additional awards or additional shares of common stock having a value equal to the cash amount. The awards may be granted on a stand-alone basis or in conjunction with another award, and the Compensation and Management Development Committee may specify whether the dividend equivalents will be forfeitable or non-forfeitable.

Vesting, Forfeitures and Related Award Terms

The Compensation and Management Development Committee will determine the vesting schedule of awards, the circumstances resulting in forfeiture of awards, the post-termination exercise periods of options and SARs, and the events resulting in acceleration of the right to exercise and the lapse of restrictions, or the expiration of any deferral period, on any award.

Prior to the amendment and restatement of the 2009 Stock Award and Incentive Plan, the plan included certain provisions that would apply in the event of a change in control of BMS while MJN was an affiliate of BMS. Because a change in control of BMS did not occur while MJN was an affiliate of BMS, these provisions will not have any impact on awards outstanding under the 2009 Stock Award and Incentive Plan or granted in the future under the 2009 Stock Award and Incentive Plan. The 2009 Stock Award and Incentive Plan was amended to modify the definition of change in control following our split-off from BMS. Under the 2009 Stock Award and Incentive Plan, as amended, unless otherwise provided by the Compensation and Management Development Committee in an award agreement, if a participant's employment with the Company and its subsidiaries and affiliates terminates in a qualifying termination (generally, a termination by the Company other than for cause or a termination by the participant for good reason (as defined in the 2009 Stock Award and Incentive Plan and consistent with our Executive Change in Control Severance Plan)) during the two-year period following the change in control, awards under the plan will be treated as follows:

- In the case of an award other than a performance award, all forfeiture conditions and other restrictions applicable to such award will lapse and such award shall be fully payable as of the date of the participant's termination without regard to vesting or other conditions, and any such award carrying a right to exercise that was not previously vested and exercisable shall become fully vested and exercisable as of the date of the participant's termination, all deferral of settlement and similar restrictions applicable to such award shall lapse, and such award shall be fully payable as of the time of such termination without regard to deferral conditions.

- In the case of a performance award, the award (or award opportunity relating thereto) for any performance period that was in effect at the time of the participant's termination shall be deemed earned in its entirety as of the date of the participant's termination, calculated as to such performance award assuming that any performance goal or business criteria will have been achieved (for the entire performance period) at the target level, except that any portion of the performance award (or award opportunity relating thereto) for any performance period that was completed as of the date of the termination shall be deemed earned based on actual performance for such period. Awards subject to accelerated vesting and/or settlement under these provisions may be settled in cash.

See, for example, the earlier discussion regarding the provisions of the Executive Change in Control Severance Plan and the discussion of changes to equity awards in connection with the split-off in "—Post Employment Benefits" starting on page 34 of the CD&A. The distribution of cash or shares in settlement of awards upon termination following a change in control may be limited by applicable restrictions under Section 409A of the Code. See also, the earlier discussion regarding our clawback policy on page 38 which is also incorporated into the 2009 Stock Incentive and Award Plan.

Amendment and Termination of the 2009 Stock Award and Incentive Plan

The Board may amend, suspend or terminate the 2009 Stock Award and Incentive Plan or the Compensation and Management Development Committee's authority to grant awards thereunder without stockholder approval or consent of participants, except as required by law or regulation or under the Listed Company Manual of the New York Stock Exchange or if the amendment would materially increase the number of shares reserved for issuance and delivery under the 2009 Stock Award and Incentive Plan, change the types of awards available under the 2009 Stock Award and Incentive Plan, expand the class of persons eligible to receive awards under the 2009 Stock Award and Incentive Plan, extend the term of the 2009 Stock Award and Incentive Plan or decrease the exercise price at which options may be granted under the 2009 Stock Award and Incentive Plan. Unless earlier terminated, the authority of the Compensation and Management Development Committee to make grants under the 2009 Stock Award and Incentive Plan will terminate ten years after the latest date on which it has been approved by our stockholders and the 2009 Stock Award and Incentive Plan will terminate when no shares remain available and we have no further obligation with respect to any outstanding award.

U.S. Federal Income Tax Implications of the 2009 Stock Award and Incentive Plan

We believe that under current law the following United States Federal income tax consequences generally would arise with respect to awards under the 2009 Stock Award and Incentive Plan.

Options and SARs that are not deemed to be deferral arrangements under Section 409A would have the following tax consequences: the grant of an option or an SAR will create no federal income tax consequences for the participant or the company. A participant will not have taxable income upon exercising an option that is an ISO, except that the alternative minimum tax may apply. Upon exercising an option that is not an ISO, the participant generally must recognize ordinary income equal to the difference between the exercise price and the fair market value of the freely transferable or non-forfeitable shares acquired on the date of exercise. Upon exercising an SAR, the participant must generally recognize ordinary income equal to the cash or the fair market value of the shares received.

Upon a disposition of shares acquired upon exercise of an ISO before the end of the applicable ISO holding periods, the participant must generally recognize ordinary income equal to the lesser of (i) the fair market value of the ISO shares at the date of exercise minus the exercise price or (ii) the amount realized upon the disposition of the ISO shares minus the exercise price. Otherwise, a participant's sale of shares acquired by exercise of any option generally will result in short-term or long-term capital gain or loss measured by the difference between the sale price and the participant's tax "basis" in such shares. The tax "basis" normally is the exercise price plus any amount he or she recognized as ordinary income in connection with the option's exercise. A participant's sale of shares acquired by exercise of an SAR generally will result in short-term or long-term capital gain or loss

measured by the difference between the sale price and the tax "basis" in the shares, which normally is the amount he or she recognized as ordinary income in connection with the SAR's exercise.

We normally can claim a tax deduction equal to the amount recognized as ordinary income by a participant in connection with the exercise of an option or SAR.

If a restriction on transferability and substantial risk of forfeiture applies to shares or other property actually distributed to a participant under an award (such as, for example, a grant of restricted stock), the participant generally must recognize ordinary income equal to the fair market value of the transferred amounts at the earliest time either the transferability restriction or risk of forfeiture lapses. In the usual case, we can claim a tax deduction in an amount equal to the ordinary income recognized by the participant, except as discussed below. A participant may elect to be taxed at the time of grant of restricted stock or other property rather than upon lapse of restrictions on transferability or the risk of forfeiture, but if the participant subsequently forfeits such shares or property he or she would not be entitled to any tax deduction, including as a capital loss, for the value of the shares or property on which he or she previously paid tax.

If no restriction on transferability or substantial risk of forfeiture applies to amounts distributed to a participant, the participant generally must recognize ordinary income equal to the cash or the fair market value of shares actually received. Thus, for example, if we grant an award of restricted stock units that has vested or requires or permits deferral of receipt of cash or shares under a vested award, the participant should not become subject to income tax until the time at which shares or cash are actually distributed, and we will become entitled to claim a tax deduction at that time.

Generally awards that constitute deferral arrangements under Section 409A will be structured under the 2009 Stock Award and Incentive Plan to meet applicable requirements under Section 409A or the participant will be taxed at the time of vesting in accordance with Section 409A and will be responsible for payment of any additional taxes and penalties.

As discussed above, compensation that qualifies as "performance-based compensation" is excluded from the $1 million deductibility cap of Section 162(m) of the Code, and therefore remains fully deductible by the company paying it. Generally, options and SARs granted with an exercise price or base price at least equal to 100% of fair market value of the underlying stock at the date of grant and performance awards to employees that the Compensation and Management Development Committee designates as "performance-based compensation" are intended to qualify as such "performance-based compensation". A number of requirements must be met in order for particular compensation to so qualify, however, so there can be no assurance that such compensation under the 2009 Stock Award and Incentive Plan will be fully deductible under all circumstances. In addition, other awards under the 2009 Stock Award and Incentive Plan, such as non-performance-based restricted stock and restricted stock units, generally will not so qualify, so that compensation paid to certain executives in connection with such awards may, to the extent it and other compensation subject to Section 162(m)'s deductibility cap exceed $1 million in a given year, not be deductible by us as a result of Section 162(m). Compensation to certain employees resulting from the earning or vesting of awards in connection with a change in control or termination following a change in control also may be non-deductible under Code Sections 4999 and 280G.

The foregoing provides only a general description of the application of federal income tax laws to certain awards under the 2009 Stock Award and Incentive Plan. This discussion is intended for the information of stockholders considering how to vote at the Annual Meeting and not as tax guidance to participants in the 2009 Stock Award and Incentive Plan, as the consequences may vary with the types of awards made, the identity of the recipients and the method of payment or settlement. Different tax rules may apply, including in the case of variations in transactions that are permitted under the 2009 Stock Award and Incentive Plan (such as payment of the exercise price of an option by surrender of previously acquired shares). The summary does not address in any detail the effects of other federal taxes (including possible "golden parachute" excise taxes) or taxes imposed under state, local or foreign tax laws.

New Plan Benefits Under the 2009 Stock Award and Incentive Plan

Because future awards under the 2009 Stock Award and Incentive Plan will be granted in the discretion of the Compensation and Management Development Committee, the type, number, recipients and other terms of such awards cannot be determined at this time. Information regarding awards made under the 2009 Stock Award and Incentive Plan during 2009 is set forth in the table below:

Name and Position	Number of Shares Underlying Stock Options	Number of Performance Shares	Number of Restricted Stock Units
Stephen W. Golsby, President and Chief Executive Officer	175,000	70,000	75,813
Peter G. Leemputte, Senior Vice President and Chief Financial Officer	79,086	30,983	31,720
Peter Kasper Jakobsen, President, Americas	54,682	21,423	28,641
Charles M. Urbain, President, Asia and Europe	45,192	17,705	21,769
Christian Augustijns, Former Senior Vice President and Chief Marketing Officer	25,420	9,959	9,375
Lynn H. Clark, Senior Vice President, Human Resources	28,026	10,980	22,032
All current executive officers as a group	509,049	200,871	250,119
All current directors who are not executive officers as a group	—	—	13,026
All employees, including all current officers who are not executive officers, as a group	523,635	196,520	414,395

The Board of Directors recommends a vote "FOR" the approval of the 2009 Stock Award and Incentive Plan.

Proposal 3—Ratification of Independent Registered Public Accounting Firm

In accordance with its charter, the Audit Committee of the Board of Directors has appointed Deloitte & Touche as our independent registered public accounting firm for 2010. The Audit Committee requests that our stockholders ratify the appointment. Deloitte & Touche served as our independent registered public accounting firm in 2009. If the stockholders do not ratify the appointment of Deloitte & Touche, the Audit Committee will consider the selection of another independent registered public accounting firm for 2011 and future years.

One or more representatives of Deloitte & Touche will be present at the Annual Meeting to respond to appropriate questions and to make a statement if they so desire.

The persons named as proxies intend to vote the shares represented by proxy in favor of the ratification of the appointment of Deloitte & Touche as our independent registered public accounting firm, except to the extent a stockholder votes against or abstains from voting on this proposal.

The Board of Directors recommends a vote FOR the ratification of the appointment of Deloitte & Touche as our independent registered public accounting firm in 2010.

Other Matters

Management is not aware of any other matters that will be presented at the Annual Meeting, and our bylaws do not allow proposals to be presented at the meeting unless they were properly presented to us before February 11, 2010. If any other matters that require a vote properly come before the stockholders at the 2010 Annual Meeting, it is the intention of the proxy holders to vote the shares represented by proxy on such matters in accordance with the recommendation of the Board or, in the absence of such recommendation, in their best judgment.

OTHER INFORMATION

Security Ownership of Directors, Director Nominees and Executive Officers

The following table sets forth information as of March 22, 2010, regarding beneficial ownership of our common stock, in each case, by:

- each of our Named Executive Officers;
- each of our directors and director nominees; and
- all of our directors, director nominees and executive officers as a group.

The number of shares beneficially owned by each stockholder is determined under the SEC's rules and generally includes voting or investment power over shares. Under SEC rules, shares are beneficially owned when an individual has voting and/or investment power over the shares or could obtain voting and/or investment power over the shares within 60 days. Voting power includes the power to direct the voting of the shares and investment power includes the power to direct the disposition of the shares. Unless otherwise noted, shares listed below are owned directly or indirectly with sole voting and investment power. None of our directors, director nominees or executive officers, individually or as a group, beneficially owns greater than 1% of the outstanding shares of our common stock.

Name of Beneficial Owner	Number of Shares of Common Stock Beneficially Owned(1)
Named Executive Officers:	
Stephen W. Golsby	48,953(2)
Peter G. Leemputte	37,089(3)
Charles M. Urbain	11,298(4)
Peter Kasper Jakobsen	13,670(5)
Lynn Clark	7,275(6)
Directors and Director Nominees:	
James M. Cornelius	39,902
Howard B. Bernick	15,834
Elliott Sigal, M.D., Ph.D.	13,989(7)
Robert S. Singer	10,634
Peter G. Ratcliffe	3,334
Steven M. Altschuler, M.D.	3,024
Kimberly A. Casiano.	—
Anna C. Catalano.	—
All directors, director nominees and executive officers as a group (17 persons)	231,495(8)(9)

(1) Includes shares credited to accounts of the executive officers under the Mead Johnson & Company Retirement Savings Plan and stock options that are currently exercisable or exercisable within 60 days.

(2) Includes 43,750 shares underlying stock options that are currently exercisable or exercisable within 60 days.

(3) Includes 19,771 shares underlying stock options that are currently exercisable or exercisable within 60 days and 2,318 shares held indirectly through the Mead Johnson & Company Retirement Savings Plan.

(4) Includes 11,298 shares underlying stock options that are currently exercisable or exercisable within 60 days.

(5) Includes 13,670 shares underlying stock options that are currently exercisable or exercisable within 60 days.

(6) Includes 7,006 shares underlying stock options that are currently exercisable or exercisable within 60 days and 269 shares held indirectly through the Mead Johnson & Company Retirement Savings Plan.

(7) Includes 1,039 shares held indirectly through the Mead Johnson & Company Retirement Savings Plan.

(8) Excludes 1,100 shares of common stock known by us to be held by Mr. Augustijns, our former Senior Vice President and Chief Marketing Officer, as of October 22, 2009, the date he concluded his employment with us.

(9) Includes 120,905 shares underlying stock options currently exercisable or exercisable within 60 days and 3,694 shares held indirectly through the Mead Johnson & Company Retirement Savings Plan, and 15 shares held indirectly by the spouse of one of our executive officers.

Security Ownership of Certain Beneficial Owners

The following table sets forth certain information as of March 22, 2010, regarding beneficial ownership of our common stock, by those persons known to us to be a beneficial owner of more than five percent of our common stock.

Name of Beneficial Owner	Number of Shares of Common Stock Beneficially Owned	Percent of Common Stock Beneficially Owned (%)
BlackRock, Inc.(1)	18,912,343(1)	9.25%
Capital Ventures International group(2)	12,467,880(2)	6.1%

(1) As reported on Schedule 13G filed with the SEC on January 29, 2010, BlackRock, Inc. beneficially owned 18,912,343 shares of our common stock, representing 9.25% of our outstanding common stock as of December 31, 2009. The address of the principal business office of BlackRock, Inc. is 40 East 52nd Street, New York, New York 10022.

(2) As reported on Schedule 13G/A filed with the SEC on February 12, 2010, Susquehanna Advisors Group, Inc., Susquehanna Securities, Susquehanna Capital Group and Susquehanna Investment Group, independent broker-dealers who, together with Capital Ventures International and Susquehanna Advisors Group, Inc., may be deemed a group, beneficially owned 12,467,880 shares of our common stock, representing 6.1% of our outstanding common stock as of December 31, 2009. Of such shares, Capital Ventures International, Susquehanna Advisors Group, Inc., Susquehanna Securities, Susquehanna Capital Group and Susquehanna Investment Group, have sole and investment voting power for 7,961,183 shares, 0 shares, 4,443,787 shares, 59,446 shares, 3,464 shares, and 12,467,880 shares, respectively, and each have shared voting and investment power for 12,467,880 shares. The address of the principal business office of Capital Ventures International is One Capital Place, P.O. Box 1787 CT, Grand Cayman, Cayman Islands, British West Indies. The address of the principal business office of each of Susquehanna Advisors Group, Inc., Susquehanna Securities, Susquehanna Capital Group and Susquehanna Investment Group is 401 City Avenue, Suite 220, Bala Cynwyd, Pennsylvania 19004.

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Exchange Act requires our executive officers and directors and persons who own more than 10% of our common stock to file initial reports of ownership and changes in ownership with the SEC. Based solely on our review of the reports that have been filed by or on behalf of such persons in this regard and written representations from them that no other reports were required, we believe that all persons filed the reports required by Section 16(a) of the Exchange Act on a timely basis during or with respect to 2009.

Attending the Annual Meeting

The 2010 Annual Meeting of Stockholders will take place at The Glen Club, 2901 W. Lake Avenue, Glenview, Illinois, 60026, on May 11, 2010, at 9:30 a.m. Central Daylight Time. Directions to the 2010 Annual Meeting are included on the back cover of this Proxy Statement. If you have other questions about attending the Annual Meeting, please contact our Corporate Secretary.

If you plan to attend the Annual Meeting in person, you will need to request an admission ticket in advance. Please follow the instructions provided on page 4 of this Proxy Statement to request an admission ticket.

Stockholders Proposals for the 2011 Annual Meeting

Any stockholder who intends to present a proposal at our annual meeting to be held in 2011, and who wishes to have a proposal included in our proxy statement for that meeting, must deliver the proposal to our Corporate Secretary. All such proposals must be received by the Corporate Secretary no later than December 3, 2010 and must satisfy the rules and regulations of the SEC to be eligible for inclusion in the proxy statement for that meeting.

Stockholders may present proposals that are proper subjects for consideration at an annual meeting, even if the proposal is not submitted by the deadline for inclusion in the proxy statement. To do so, the stockholder must comply with the procedures specified by our bylaws. Our bylaws require all stockholders who intend to make proposals at an annual meeting of stockholders to submit their proposal to the Corporate Secretary not fewer than 120 and not more than 150 days before the anniversary date of the previous year's annual meeting; provided, however, that in the event that the date of the annual meeting is more than 30 days earlier or more than 60 days later than such anniversary date, notice by the stockholder to be timely must be received not earlier than 120 days prior to such annual meeting and not later than the later of 90 days prior to such annual meeting or 10 days following the day on which the public announcement of the date of such annual meeting is first made.

To be eligible for consideration at the 2011 annual meeting, proposals that have not been submitted by the deadline for inclusion in the proxy statement and any nominations for director must be received by our Corporate Secretary on or after December 13, 2010 and on or before January 11, 2011. This advance notice period is intended to allow all stockholders an opportunity to consider all business and nominees expected to be considered at the meeting.

All submissions to, or requests from, the Corporate Secretary should be made to our principal executive offices at 2701 Patriot Boulevard, Glenview, Illinois, 60026.

Method and Cost of Soliciting and Tabulating Votes

We will bear the costs of soliciting and tabulating your votes. We have retained Broadridge Financial Solutions, Inc. to assist in distributing these proxy solicitation materials. Copies of proxy solicitation materials will be mailed to stockholders, and our directors, officers and employees may personally communicate with stockholders by telephone, email or otherwise to solicit your votes without additional compensation. Banks, brokers and others holding stock in their names, or in the names of nominees, may request and forward copies of the proxy solicitation material to beneficial owners and seek authority for execution of proxies, and we will reimburse them for their expenses in doing so at the rates approved by the NYSE.

In addition, we have retained Georgeson, Inc., 199 Water Street, 26th Floor, New York, New York, 10038, to aid in the solicitation of proxies by mail, telephone, facsimile, e-mail and personal solicitation and will request brokerage houses and other nominees, fiduciaries and custodians to forward soliciting materials to beneficial owners of our common stock. We will pay Georgeson, Inc. a fee of $12,500, plus its reasonable out-of-pocket expenses, for these services.

Reduce Duplicate Mailings

We have adopted a procedure approved by the SEC called "householding". Under this procedure, stockholders of record who have the same address and last name and do not participate in electronic delivery of proxy materials will receive only one copy of the Annual Report and Proxy Statement or Notice of Internet Availability of Proxy Materials. This procedure will reduce our printing costs and postage fees.

If you or another stockholder of record with whom you share an address are receiving multiple copies of the Annual Report and Proxy Statement or Notice of Internet Availability of Proxy Materials, you can request to receive a single copy of these materials in the future by calling Broadridge Financial Solutions, Inc., toll-free at 1-800-542-1061 or by writing to Broadridge Financial Solutions, Inc., Attn. Householding Department, 51 Mercedes Way, Edgewood, New York 11717. If you or another stockholder of record with whom you share an address wish to receive a separate Annual Report or Proxy Statement or Notice of Internet Availability of Proxy Materials, we will promptly deliver it to you if you request it by contacting Broadridge Financial Solutions, Inc. in the same manner as described above.

MEAD JOHNSON NUTRITION COMPANY
2009 AMENDED AND RESTATED
STOCK AWARD AND INCENTIVE PLAN

1. **Purpose**. The purpose of this Mead Johnson Nutrition Company 2009 Amended and Restated Stock Award and Incentive Plan (the "Plan") is to aid Mead Johnson Nutrition Company, a Delaware corporation (together with its successors and assigns, the "Company"), in attracting, retaining, motivating and rewarding employees, non- employee directors, and other service providers of the Company or its Subsidiaries or Affiliates, to provide for equitable and competitive compensation opportunities, to recognize individual contributions and reward achievement of Company goals, and to promote the creation of long-term value for stockholders by closely aligning the interests of Participants with those of stockholders. The Plan authorizes Stock-based and cash-based incentives for Participants. The Plan is amended and restated effective as of the date it is approved by stockholders of the Company at the Company's annual stockholder's meeting occurring in 2010.

2. **Definitions**. In addition to the terms defined in Section 1 above and elsewhere in the Plan, the following capitalized terms used in the Plan have the respective meanings set forth in this Section:

(a) "Affiliate" means a corporation or other entity that directly, or indirectly through one or more intermediaries, controls, is controlled by or is under common control with the Company. For purposes of the Plan, an ownership interest of more than fifty percent (50%) shall be deemed to be a controlling interest.

(b) "Annual Limit" shall have the meaning specified in Section 5(b).

(c) "Award" means any Option, SAR, Restricted Stock, Stock Unit, Stock granted as a bonus or in lieu of another award, Dividend Equivalent, Other Stock-Based Award, or Performance Award, together with any related right or interest, granted to a Participant under the Plan.

(d) "Award Agreement" means the document issued, either in writing or by electronic means, by the Company to a Participant evidencing the grant of an Award and setting forth the specific terms, conditions, restrictions and limitations applicable to the Award.

(e) "Beneficiary" means the person, persons, trust or trusts designated as being entitled to receive the benefits under a Participant's Award upon and following such Participant's death. Unless otherwise determined by the Committee, a Participant may designate one or more individuals and/or one or more trusts as his or her Beneficiary, and in the absence of a designated Beneficiary the Participant's Beneficiary shall be as specified in Section 11(b)(ii). Unless otherwise determined by the Committee, any designation of a Beneficiary other than a Participant's spouse, or a trust in which the Participant's spouse is the sole beneficiary, shall be subject to the written consent of such spouse.

(f) "Board" means the Company's Board of Directors.

(g) "Business Combination" shall have the meaning specified in Section 9(b)(ii).

(h) "Business Criteria" means, with respect to any Performance Award, the business criteria selected by the Committee to measure the level of Company performance during a Performance Period. The Committee may select as the Business Criteria for a Performance Period any one or combination of the following measures, on a consolidated basis, and/or for specified Subsidiaries or Affiliates or other business units of the Company, as interpreted by the Committee:

- net sales;

- revenue;
- revenue growth or product revenue growth;
- operating income (before or after taxes);
- pre- or after-tax income (before or after allocation of corporate overhead and bonus);
- net income (before or after taxes);
- return on equity;
- total stockholder return;
- return on assets or net assets;
- appreciation in and/or maintenance of the price of the shares or any other publicly traded securities of the Company;
- market share;
- gross profits;
- earnings (including earnings before taxes, earnings before interest and taxes or earnings before interest, taxes, depreciation and amortization);
- economic value-created models or equivalent metrics;
- comparisons with various stock market indices;
- reductions in costs;
- cash flow or cash flow per share (before or after dividends);
- return on capital (including return on total capital or return on invested capital);
- cash flow return on investment;
- improvement in or attainment of expense levels or working capital levels;
- operating margins, gross margins or cash margins;
- year-end cash;
- debt reductions and control of interest expense;
- stockholder equity;
- regulatory achievements; and

- implementation, completion or attainment of measurable objectives with respect to:
  - research,
  - development,
  - products or projects,
  - production volume levels,
  - acquisitions and divestitures,
  - market penetration,
  - total market capitalization,
  - business retention,
  - new product generation,
  - geographic business expansion goals,
  - cost controls and targets (including cost of capital),
  - customer satisfaction,
  - employee satisfaction,
  - agency ratings,
  - management of employment practices and employee benefits, and
  - supervision of litigation and information technology, implementation of business process controls, and recruiting and retaining personnel.

(i) "Change in Control" and related terms shall have the meanings specified in Section 9(b) or, with respect to a Section 409A Award, in Section 11(k)(i)(D)(5).

(j) "Code" means the Internal Revenue Code of 1986, as amended. References to any provision of the Code or regulation thereunder shall include any successor provisions and regulations, and reference to regulations includes any applicable guidance or pronouncement of the Department of the Treasury and Internal Revenue Service.

(k) "Committee" means the Compensation and Management Development Committee of the Board, the composition and governance of which is established in the Committee's Charter as approved from time to time by the Board and subject to other corporate governance documents of the Company. No action of the Committee shall be void or deemed to be without authority due to the failure of any member, at the time the action was taken, to meet any qualification standard set forth in the Committee Charter or this Plan. The full Board may perform any function of the Committee hereunder (subject to applicable requirements of New York Stock Exchange rules and Code Section 162(m)), in which case the term "Committee" shall refer to the Board.

(l) "Covered Employee" means an Eligible Person who is a "covered employee," as defined in Code Section 162(m)(3) and Internal Revenue Service Notice 2007-49, or in any subsequent guidance or pronouncement of the Department of the Treasury or Internal Revenue Service that defines or interprets the term "covered employee" for purposes of Code Section 162(m)(3).

(m) "Deferral Account" means a hypothetical bookkeeping account established and maintained by the Company on behalf of a Participant pursuant to Section 11(k)(i)(C) to track the Participant's Section 409A Award deferrals.

(n) "Disability" means an event which results in the Participant being (i) unable to engage in any substantial gainful activity by reason of any medically determinable physical or mental impairment that can be expected to result in death or can be expected to last for a continuous period of not less than twelve (12) months, or (ii) by reason of any medically determinable physical or mental impairment that can be expected to result in death or can be expected to last for a continuous period of not less than twelve (12) months, receiving income replacement benefits for a period of not less than three (3) months under an accident and health plan covering employees of the Company or any Subsidiary.

(o) "Dividend Equivalent" means a right, granted under this Plan, to receive cash, Stock, other Awards or other property equal in value to all or a specified portion of the dividends paid with respect to a specified number of shares of Stock.

(p) "Eligible Person" shall have the meaning specified in Section 5(a).

(q) "Exchange Act" means the Securities Exchange Act of 1934, as amended. References to any provision of the Exchange Act or rule (including a proposed rule) thereunder shall include any successor provisions and rules.

(r) "Fair Market Value" means the fair market value of Stock, Awards or other property as determined in good faith by the Committee or under procedures established by the Committee. Unless otherwise determined by the Committee, the Fair Market Value of Stock on a given day shall mean the last sale price of a share of stock before the 4 p.m. Eastern Time closing time (or equivalent earlier time for partial trading days) on that day or, if there was not trading on that day, on the last preceding day on which the Stock was traded, as reported on the composite tape for securities listed on the New York Stock Exchange. Fair Market Value relating to the exercise price or base price of any Option or SAR and relating to the market value of Stock measured at the time of exercise shall be determined in accordance with applicable requirements under Code Section 409A, including without limitation, the requirements specified in Treasury Regulation Section 1.409A-1(b)(5)(iv).

(s) "Full-Value Award" means an Award relating to Stock other than (i) Options and SARs that are treated as exercisable solely for Stock under applicable accounting rules and (ii) Awards for which the Participant pays the intrinsic value directly or by forgoing a right to receive a cash payment from the Company.

(t) "Incentive Stock Option" or "ISO" means an Option granted under Section 6(b) that meets the requirements of Code Section 422 and any regulations or rules promulgated thereunder, and is designated as an Incentive Stock Option in the Award Agreement.

(u) "Nonqualified Stock Option" means any Option granted under Section 6(b) that is not an Incentive Stock Option.

(v) "Option" means a right to purchase Stock granted under Section 6(b).

(w) "Other Stock-Based Award" means an Award (other than an Option, SAR, Restricted Stock or Stock Units) granted to a Participant under Section 6(h) that consists of, or is denominated in, payable in, valued in whole or in part by reference to, or otherwise based on or related to, Stock or factors that influence the value of Stock.

(x) "Outstanding MJN Common Shares" shall have the meaning specified in Section 9(b)(i).

(y) "Outstanding MJN Voting Securities" shall have the meaning specified in Section 9(b)(i).

(z) "Participant" means a person who has been granted an Award under the Plan that remains outstanding, including a person who is no longer an Eligible Person.

(aa) "Performance Award" means a conditional right, granted to a Participant under Section 6(i) or 7, to receive cash, Stock or other Awards or payments.

(bb) "Performance Goal" means an objectively determinable level of performance on one or more of the Business Criteria established by the Committee that must be attained during a Performance Period in order to earn a Performance Award, as described in Section 7(c)(ii).

(cc) "Performance Period" means a period typically measured by one or more of the Company's fiscal years over which the level of performance with respect to one or more Business Criteria shall be assessed; provided, however, that the Committee, in its discretion, may designate a Performance Period that is less than a full fiscal year.

(dd) "Person" shall have the meaning specified in Section 9(b)(i).

(ee) "Qualified Performance Award" means a Performance Award that is intended by the Committee to meet the requirements for "qualified performance-based compensation" within the meaning of Code Section 162(m) and Treasury Regulation Section 1.162-27(e).

(ff) "Qualified Performance Award Determination Period" means the period within which Committee determinations regarding Business Criteria, targets and payout formulas in connection with a Qualified Performance Award must be made. The Qualified Performance Award Determination Period is the period beginning on the first day of a Performance Period and ending no later than ninety (90) days after commencement of the Performance Period; provided, however, that in the case of a Performance Period that is less than twelve (12) months in duration, the Qualified Performance Award Determination Period shall end no later than the date on which twenty-five percent (25%) of the Performance Period has elapsed.

(gg) "Qualifying Termination" shall have the meaning specified in Section 9(c).

(hh) "Restricted Stock" means Stock granted under this Plan that is subject to such restrictions and risks of forfeiture that the Committee, in its discretion, shall impose at the time of grant and set out in the Award Agreement.

(ii) "Restriction Period" means the period of time during which Restricted Stock or Restricted Stock Unit Awards will remain subject to restrictions imposed by the Committee and set out in the Award Agreement.

(jj) "Retirement" means a Participant's termination of employment with the Company or a Subsidiary or Affiliate in the following circumstances:

(i) At or after the Participant's 65th birthday; or

(ii) At or after the Participant's 55th birthday having completed ten (10) years of service with the Company and/or any Subsidiary or Affiliate; or

(iii) Such termination is by the Company or a Subsidiary or Affiliate not for cause and is not voluntary on the part of the Participant, at or after the Participant has attained age plus years of service (rounded up to the next higher whole number) which equals at least seventy (70) and the Participant has completed ten (10) years of service with the Company and/or its Subsidiaries and/or Affiliates, and the Participant has executed a general release and has agreed to be subject to covenants relating to noncompetition, nonsolicitation and other commitments for the protection of the Company's business as then may be required by the Committee.

(kk) "Section 409A Award" shall have the meaning specified in Section 11(k)(i).

(ll) "Section 409A Specified Employee" means a "specified employee," within the meaning of Code Section 409A(a)(2)(B)(i) and Treasury Regulation Section 1.409A-1(i), as determined by the Committee or its designee. For purposes of a distribution to which the requirements of Section 11 (k)(D)(2) apply, the status of a Participant as a Section 409A Specified Employee will be determined annually under the Company's administrative procedure for such determination for purposes of all plans subject to Code Section 409A.

(mm) "Separation from Service" means the date of cessation of a Participant's employment or service relationship with the Company and any Affiliate or Subsidiary for any reason, with or without cause, as determined by the Company. A transfer of a Participant between and among the Company or a Subsidiary or Affiliate shall not be deemed a Separation from Service for purposes of the Plan. Notwithstanding the forgoing, for purposes of Section 11(k), the date on which a participant incurs a Separation from Service shall be determined in accordance with Code Section 409A(a)(2)(A)(i) and Treasury Regulation Section 1.409A-1(h).

(nn) "Stock" means the Company's common stock, par value $0.01 per share, and any other equity securities of the Company that may be substituted or resubstituted for Stock pursuant to Section 11(c).

(oo) "Stock Appreciation Right" or "SAR" means a right granted to a Participant under Section 6(c).

(pp) "Stock Unit" means a right, granted under this Plan, to receive Stock or other Awards, or a combination thereof, at the end of a specified period. Stock Units subject to a substantial risk of forfeiture may be designated as "Restricted Stock Units" as provided in Section 6(e)(iii).

(qq) "Stock Unit Account" means a hypothetical bookkeeping account established and maintained by the Company on behalf of a Participant pursuant to Section 6(e)(i) to track Stock Units awarded to the Participant pending the distribution of Stock or other Awards in settlement of such units.

(rr) "Subsidiary" means any corporation which at the time qualifies as a subsidiary of the Company under the definition of "subsidiary corporation" in Code Section 424(f).

(ss) "Unforeseeable Emergency" means a severe financial hardship to the Participant resulting from an illness or accident of the Participant, the Participant's spouse, or a dependent (as defined in Code Section 152, without regard to Code Sections 152(b)(1), (b)(2), and (d)(1)(B)) of the Participant, loss of the Participant's property due to casualty, or similar extraordinary and unforeseeable circumstances arising as a result of events beyond the control of the Participant, and otherwise meeting the definition set forth in Treasury Regulation Section 1.409A-3(i)(3).

3. Administration.

(a) ***Authority of the Committee***. The Plan shall be administered by the Committee, which shall have full and final authority and discretion, in each case subject to and consistent with the provisions of the Plan and any applicable laws or regulations, to:

(i) select Eligible Persons to become Participants;

(ii) grant Awards under the Plan and determine the form of an Award, the amount of Stock subject to an Award, and all terms, conditions and other matters relating to an Award, including without limitation, the dates on which Awards may be exercised or become vested and the Restriction Period, if any, relating to an Award, the expiration date of an Award, and whether, to what extent, and under what circumstances an Award may be settled, or the exercise price of an Award may be paid, in cash, Stock, other Awards, or other property;

(iii) waive or amend any terms, conditions, restrictions or limitations on an Award, except that the prohibition on the repricing of Options, as described in Section 11(e), may not be waived;

(iv) establish and interpret Performance Goals and Business Criteria in connection with Performance Awards, evaluate the level of performance over a Performance Period and, in the case of Qualified Performance Awards, certify the level of performance attained with respect to Business Criteria;

(v) prescribe the terms of any Award Agreements evidencing Awards (such Award Agreements need not be identical for each Participant or each Award), amendments thereto, and rules and regulations for the administration of the Plan and amendments thereto;

(vi) make any adjustments permitted by the Plan (including but not limited to adjustment of the number of shares of Stock available under the Plan or any Award) and any Award granted under the Plan as may be appropriate pursuant to Section 11(c);

(vii) construe and interpret the Plan and Award Agreements and correct defects, supply omissions or reconcile inconsistencies therein; and

(viii) make all other decisions and determinations as the Committee may deem necessary or advisable for the administration of the Plan.

(b) ***Committee Determinations***. Decisions of the Committee with respect to the administration and interpretation of the Plan shall be final, conclusive and binding upon all persons interested in the Plan, including Participants, Beneficiaries, transferees under Section 11(b) and other persons claiming rights from or through a Participant, and stockholders. The foregoing notwithstanding, either the Board, the Committee, or another committee of the Board may perform the functions of the Committee for purposes of granting Awards under the Plan to non-employee directors, as the Board may at any time direct.

(c) ***Manner of Exercise of Committee Authority***. The express grant of any specific power to the Committee, and the taking of any action by the Committee, shall not be construed as limiting any power or authority of the Committee. The Committee may act through subcommittees, including for purposes of perfecting exemptions under Rule 16b-3 or qualifying Qualified Performance Awards as performance-based compensation under Code Section 162(m), in which case the subcommittee shall be subject to and have authority under the charter applicable to the Committee, and the acts of the subcommittee shall be deemed to be acts of the Committee hereunder.

(d) ***Delegation of Authority***. The Committee may delegate to one or more officers or managers of the Company or any Subsidiary or Affiliate, or committees thereof, the authority, subject to such terms as the Committee shall determine, to perform such functions, including administrative functions, as the Committee may determine, to the extent that such delegation (i) will not result in the loss of an exemption under Rule 16b-3(d) for Awards granted to Participants subject to Section 16 of the Exchange Act in respect of the Company, (ii) will not cause Awards intended to be Qualified Performance Awards to fail to qualify as "performance-based compensation" under Code Section 162(m), (iii) will not result in a related-person transaction with an executive officer required to be disclosed under Item 404(a) of Regulation S-K (in accordance with Instruction 5.a.ii thereunder) under the Securities and Exchange Act, and (iv) is permitted under Section 157 and other applicable provisions of the Delaware General Corporation Law.

(e) ***Limitation of Liability***. The Committee and each member thereof, and any person acting pursuant to authority delegated by the Committee, shall be entitled, in good faith, to rely or act upon any report or other information furnished by any executive officer, other officer or employee of the Company or a Subsidiary or Affiliate, the Company's independent auditors or consultants or any other agents assisting in the administration of the Plan. Members of the Committee, any person acting pursuant to authority delegated by the Committee, and any officer or employee of the Company or a Subsidiary or Affiliate acting at the direction or on behalf of the Committee or a delegee shall not be personally liable for any action or determination taken or made in good faith with respect to the Plan and shall, to the fullest extent permitted by law and the Company's By-Laws, be fully indemnified and protected by the Company with respect to any such action or determination.

4. Stock Subject to Plan.

(a) ***Overall Number of Shares Available for Delivery***. Subject to adjustment as provided under Section 11(c), the total number of shares of Stock reserved and available for delivery in connection with Awards under the Plan shall be twenty-five (25) million shares; provided, however, that the total number of shares with respect to which ISOs may be granted shall not exceed twenty-five (25) million shares. Any shares of Stock delivered under the Plan shall consist of authorized and unissued shares or treasury shares.

(b) ***Share Counting Rules***. The Committee may adopt reasonable counting procedures to ensure appropriate counting, avoid double counting (as, for example, in the case of tandem or substitute Awards) and make adjustments in accordance with this Section 4(b). Shares shall be counted against those reserved to the extent such shares have been delivered and are no longer subject to a substantial risk of forfeiture. Accordingly, (i) to the extent that an Award under the Plan is canceled, expired, forfeited, settled in cash, settled by delivery of fewer shares than the number underlying the Award, or otherwise terminated without delivery of shares to the Participant, the shares retained by or returned to the Company will not be deemed to have been delivered under the Plan; and (ii) shares that are withheld from an Award or separately surrendered by the Participant in payment of the exercise price or taxes relating to such Award shall be deemed to constitute shares not delivered and will be available under the Plan. The Committee may determine that Awards may be outstanding that relate to more shares than the aggregate remaining available under the Plan so long as Awards will not in fact result in delivery and vesting of shares in excess of the number then available under the Plan. In addition, in the case of any Award granted in assumption of or in substitution for an award of a company or business acquired by the Company or a Subsidiary or Affiliate or with which the Company or a Subsidiary or Affiliate combines, shares delivered or deliverable in connection with such assumed or substitute Award shall not be counted against the number of shares reserved under the Plan.

5. Eligibility; Per-Person Award Limitations.

(a) ***Eligibility***. Awards may be granted under the Plan only to Eligible Persons. For purposes of the Plan, an "Eligible Person" means:

(i) an employee of the Company or any Subsidiary or Affiliate, including any executive officer or employee director of the Company or a Subsidiary or Affiliate,

(ii) any person who has been offered employment by the Company or a Subsidiary or Affiliate, provided that such prospective employee may not receive any payment or exercise any right relating to an Award until such person has commenced employment with the Company or a Subsidiary or Affiliate,

(iii) any non-employee director of the Company, and

(iv) any person who provides substantial services to the Company or a Subsidiary or Affiliate.

An employee on leave of absence may be considered as still in the employ of the Company or a Subsidiary or Affiliate for purposes of eligibility to participate in the Plan. For purposes of the Plan, a joint venture in which the Company or a Subsidiary has a substantial direct or indirect equity investment shall be deemed an Affiliate, if so determined by the Committee. Holders of awards granted by a company or business acquired by the Company or a Subsidiary or Affiliate, or with which the Company or a Subsidiary or Affiliate combines, are eligible for substitute Awards granted in assumption of or in substitution for such outstanding awards in connection with such acquisition or combination transaction.

(b) ***Award Limitations for Covered Employees***. In each calendar year during which the Plan is in effect, a Participant whom the Committee determines is likely to be a Covered Employee may be granted an amount of Awards under the Plan that do not exceed his or her Annual Limit. A Covered Employee's Annual Limit with respect to Awards that are paid in, or valued or denominated by reference to, Stock shall equal two and one half (2.5) million shares, plus the amount of the Covered Employee's unused Stock-based Annual Limit as of the close of the previous year, subject to adjustment as provided in Section 11(c). A Covered Employee's Annual Limit with respect to Awards that are not paid in, or valued or denominated by reference to, Stock, shall equal six (6) million, plus the amount of the Eligible Person's unused cash-based Annual Limit as of the close of the previous year. The two and one half (2.5) million share Stock-based Annual Limit shall apply separately from and not be affected by, any Awards granted during such calendar year that are subject to the six (6) million cash-based Annual Limit. Each such Annual Limit is subject to Section 11(h)). For purposes of this Section 5(b),

(i) the amount of a Qualified Performance Award shall be determined based on the amount that would become payable upon attaining the stated Performance Goals, without regard to whether it is to be paid currently or on a deferred basis (including amounts credited to a Deferral Account under Section 11(k)) or continues to be subject to any service requirement or other non-performance condition,

(ii) any amount or number of shares that may be potentially earned or paid under an Award during a calendar year, regardless of whether such amount or shares are in fact earned or paid during such year, shall be counted towards a Participant's Annual Limit for such year, and

(iii) the Annual Limit applies to Dividend Equivalents under Section 6(g) only if such Dividend Equivalents are granted separately from, and not as a feature of, a Full-Value Award.

6. Specific Terms of Awards.

(a) ***General***. Awards may be granted on the terms and conditions set forth in this Section 6. In addition, the Committee may impose on any Award or the exercise thereof, at the date of grant or thereafter (subject to Sections 11(e) and 11(k)), such additional terms and conditions not inconsistent with the provisions of the Plan as the Committee, in its sole discretion, shall determine, including terms requiring forfeiture of Awards in the event of Separation from Service by the Participant and terms permitting a Participant to make elections relating to his or her Award to the extent permitted under the Plan. The Committee shall retain full power and discretion with respect to any term or condition of an Award that is not mandatory under the Plan, subject to Section 11(k) and the terms of the Award Agreement. The Committee shall require the payment of lawful consideration for an Award to the extent necessary to satisfy the requirements of the Delaware General

Corporation Law or other applicable law, and may otherwise require payment of consideration for an Award, except as limited by the Plan.

(b) ***Options***. The Committee is authorized to grant Options to those Eligible Persons whom the Committee may from time to time select, in the amounts and pursuant to such other terms and conditions that the Committee, in its discretion, may determine and set out in the Award Agreement, subject to the following provisions:

(i) Form. Options granted under the Plan may, at the discretion of the Committee, be in the form of Nonqualified Stock Options, Incentive Stock Options or a combination of the two, subject to the restrictions set forth in paragraph (vii) below with respect to grants of Incentive Stock Options. The Committee shall designate the form of the Option at the time of grant and such form shall be specified in the Award Agreement. Where both a Nonqualified Stock Option and an Incentive Stock Option are granted to an Eligible Person at the same time, such Awards shall be deemed to have been granted in separate grants, shall be clearly identified, and in no event will the exercise of one such Award affect the right to exercise the other Award.

(ii) Exercise Price. The exercise price per share of Stock purchasable under an Option (including both ISOs and Nonqualified Stock Options) shall not be less than the Fair Market Value of a share of Stock on the date of grant of such Option. Notwithstanding the foregoing, any substitute Award granted in assumption of or in substitution for an outstanding award granted by a company or business acquired by the Company or a Subsidiary or Affiliate, or with which the Company or a Subsidiary or Affiliate combines may be granted with an exercise price per share of Stock other than as required above, provided that exercise price set by the Committee for such substitute Award satisfies the requirements of Treasury Regulation Section 1.409A-1(b)(5)(v)(D) so that the grant of such substitute Award will not be treated as the grant of a new Stock right or a change in the form of payment of the original outstanding award for purposes of Code Section 409A. No adjustment will be made for a dividend or other right for which the record date is prior to the date on which the stock is issued, except as provided in Section 11(c) of the Plan.

(iii) Option Term. In no event shall the term of any Option exceed a period of ten years from the date of grant.

(iv) Time of Exercise. The Committee shall determine and set out in the Award Agreement the time or times at which, or the circumstances under which, an Option may be exercised in whole or in part (including based on achievement of Performance Goals and/or future service requirements); provided, however, that the Committee may provide, by rule or regulation or in any Award Agreement, or may determine in any individual case, that forfeiture conditions or restrictions on exercise relating to Options will lapse in whole or in part in the event of a Separation from Service resulting from specified causes, such as Retirement, but only to the extent that such action will not cause the Option to become subject to the requirements of Code Section 409A.

(v) Method of Exercise. Unless the Committee provides otherwise in an Award Agreement, an Option may be exercised by giving written notice to the Company specifying the number of shares to be purchased, which shall be accompanied by full payment of the exercise price plus applicable taxes, if any. No Option shall be exercised for less than the lesser of one hundred (100) shares or the full number of shares for which the Option is then exercisable. No Stock certificates shall be registered and delivered, and no Participant shall have any rights to dividends or other rights of a stockholder with respect to shares subject to the Option, until the Participant has given written notice of exercise and made full payment of the exercise price for such shares (including taxes). The Committee may set out in the Award Agreement such other conditions and limitations on the exercise of Options as it, in its sole discretion, shall determine.

(vi) Payment of Exercise Price. Unless the Committee provides otherwise in an Award Agreement, payment of the exercise price of an Option may be made in cash or by certified check, bank draft,

wire transfer, or postal or express money order. In addition, at the discretion of the Committee, the Committee may provide in the Award Agreement that payment of all or a portion of the exercise price may be made by:

(A) Delivering a properly executed exercise notice to the Company or its agent, together with irrevocable instructions to a broker to deliver promptly to the Company the amount of sale proceeds with respect to the portion of the shares to be acquired having a Fair Market Value on the date of exercise equal to the sum of the applicable portion of the exercise price being so paid;

(B) Tendering (actually or by attestation) to the Company previously acquired shares of Stock that have been held by the Participant for at least six (6) months, subject to paragraph (D), and that have a Fair Market Value on the day prior to the date of exercise equal to the applicable portion of the exercise price being so paid, provided that the Board has specifically approved the repurchase of such shares (unless such approval is not required by the terms of the By-Laws of the Company) and the Committee has determined that, as of the date of repurchase, the Company is, and after the repurchase will continue to be, able to pay its liabilities as they become due; or

(C) Provided such payment method has been expressly authorized by the Board or the Committee in advance and subject to any requirements of applicable law and regulations, instructing the Company to reduce the number of shares that would otherwise be issued on exercise by such number of shares having in the aggregate a Fair Market Value on the date of exercise equal to the applicable portion of the exercise price being so paid.

(D) The Committee, in consideration of applicable accounting standards, may waive any holding period on shares required to tender pursuant to paragraph (B) above.

(vii) Incentive Stock Options. Incentive Stock Options granted under the Plan shall be subject to the following additional conditions, limitations and restrictions.

(A) *Eligibility*. Incentive Stock Options may be granted only to employees of the Company or an Affiliate or Subsidiary that is a "subsidiary" or "parent corporation," within the meaning of Code Section 424, of the Company. In no event may an Incentive Stock Option be granted to an employee who owns stock possessing more than ten percent (10%) of the total combined voting power of all classes of stock of the Company or such Affiliate or Subsidiary.

(B) *Timing of Grant*. No Incentive Stock Option shall be granted under the Plan after the 10-year anniversary of the earlier of (1) the date the Plan is adopted by the Board or (2) the date the Plan is approved by the Company's stockholders in accordance with Section 11(o).

(C) *Amount of Award*. The aggregate Fair Market Value on the date of grant of the shares with respect to which such Incentive Stock Options first become exercisable during any calendar year under the terms of the Plan for any Participant may not exceed $100,000. For purposes of this $100,000 limit, the Participant's Incentive Stock Options under this Plan and all Plans maintained by the Company and any Affiliate and Subsidiary shall be aggregated. To the extent any Incentive Stock Option first becomes exercisable in a calendar year and such limit would be exceeded, such Incentive Stock Option shall thereafter be treated as a Nonqualified Stock Option for all purposes.

(D) *Timing of Exercise*. In the event that an Incentive Stock Option is exercised by a Participant more than three (3) months after a Participant's Separation from Service (or more than twelve (12) months after the Participant is Disabled), such Incentive Stock Option shall thereafter be treated as a Nonqualified Stock Option for all purposes. For this purpose, an employee's employment relationship shall be treated as continuing intact while the employee is on military leave, sick leave or other bona fide leave of absence (such as temporary employment with the Government) duly authorized in writing by the Company if the

period of such leave does not exceed three (3) months or, if longer, so long as the employee's right to reemployment with the Company or an Affiliate or Subsidiary is guaranteed either by statute or by contract. If the period of leave exceeds three (3) months and the employee's right to reemployment is not guaranteed either by statute or by contract, the employment relationship will be deemed to terminate on the first date immediately following such three-month period.

(E) *Transfer Restrictions*. In no event shall the Committee permit an Incentive Stock Option to be transferred by a Participant other than by will or the laws of descent and distribution, and any Incentive Stock Option granted hereunder shall be exercisable, during his or her lifetime, only by the Participant.

(c) ***Stock Appreciation Rights***. The Committee is authorized to grant SARs to those Eligible Persons whom the Committee may from time to time select, in the amounts and pursuant to such other terms and conditions that the Committee, in its discretion, may determine and set out in the Award Agreement, subject to the following provisions:

(i) Right to Payment. An SAR shall confer on the Participant to whom it is granted a right to receive, upon exercise thereof, the excess of (A) the Fair Market Value of one share of Stock on the date of exercise over (B) the grant price of the SAR as determined by the Committee. The grant price of each SAR shall be not less than the Fair Market Value of a share of Stock on the date of grant of such SAR.

(ii) Other Terms. The Committee shall determine the term of each SAR, provided that in no event shall the term of an SAR exceed a period of ten (10) years from the date of grant. The Committee shall determine at the date of grant or thereafter, the time or times at which and the circumstances under which a SAR may be exercised in whole or in part (including based on achievement of Performance Goals and/or future service requirements), the method of exercise, method of settlement, form of consideration payable in settlement (which may be either cash or Stock), method by or forms in which Stock will be delivered or deemed to be delivered to Participants, and whether or not a SAR shall be free-standing or in tandem or combination with any other Award. The Committee may require that an outstanding Option be exchanged for an SAR exercisable for Stock having vesting, expiration, and other terms substantially the same as the Option, so long as such exchange will not be treated as the grant of a new Stock right for purposes of Code Section 409A, within the meaning of Treasury Regulation Section 1.409A-1(b)(5), or result in additional accounting expense to the Company.

(d) ***Restricted Stock***. The Committee is authorized to grant Restricted Stock to those Eligible Persons whom the Committee may from time to time select, in the amounts and pursuant to such other terms and conditions that the Committee, in its discretion, may determine and set out in the Award Agreement, subject to the following provisions:

(i) Grant and Restrictions. Restricted Stock shall be subject to such restrictions on transferability, risks of forfeiture, Restriction Periods and other restrictions, if any, as the Committee may impose, which restrictions may lapse separately or in combination at such times, under such circumstances (including based on achievement of performance goals and/or future service requirements), in such installments or otherwise and under such other circumstances as the Committee may determine at the date of grant or thereafter. Except to the extent restricted under the terms of the Plan and any Award Agreement relating to the Restricted Stock, a Participant granted Restricted Stock shall have all of the rights of a stockholder, including the right to vote the Restricted Stock and the right to receive dividends thereon; provided, however, that the Committee may require mandatory reinvestment of dividends in additional Restricted Stock, may provide that no dividends will be paid on Restricted Stock or retained by the Participant, or may impose other restrictions on the rights attached to Restricted Stock.

(ii) Forfeiture. Except as otherwise determined by the Committee, upon Separation from Service during the applicable Restriction Period, Restricted Stock that is at that time subject to restrictions shall be forfeited and reacquired by the Company; provided that the Committee may provide, by rule or regulation or in

any Award Agreement, or may determine in any individual case, that restrictions or forfeiture conditions relating to Restricted Stock will lapse in whole or in part, including in the event of a Separation from Service resulting from specified causes, such as Retirement.

(iii) Certificates for Stock. Restricted Stock granted under the Plan may be evidenced in such manner as the Committee shall determine. If certificates representing Restricted Stock are registered in the name of the Participant, the Committee may require that such certificates bear an appropriate legend referring to the terms, conditions and restrictions applicable to such Restricted Stock, that the Company retain physical possession of the certificates, and that the Participant deliver a stock power to the Company, endorsed in blank, relating to the Restricted Stock.

(iv) Dividends and Splits. As a condition to the grant of an Award of Restricted Stock, the Committee may require and provide in the Award Agreement that any dividends paid on a share of Restricted Stock shall be either (A) paid with respect to such Restricted Stock at the dividend payment date in cash, in kind, or in a number of shares of unrestricted Stock having a Fair Market Value equal to the amount of such dividends, or (B) automatically reinvested in additional Restricted Stock or held in kind, which shall be subject to the same terms as applied to the original Restricted Stock to which it relates, or (C) subject to Section 11(k), deferred as to payment, either as a cash deferral or with the amount or value thereof automatically deemed reinvested in Stock Units, other Awards or other investment vehicles, subject to such terms as the Committee shall determine or permit a Participant to elect in accordance with Section 11(k). Unless otherwise determined by the Committee, Stock distributed in connection with a Stock split or Stock dividend, and other property distributed as a dividend, shall be subject to restrictions and risks of forfeiture to the same extent as the Restricted Stock with respect to which such Stock or other property has been distributed.

(e) ***Stock Units***. The Committee is authorized to grant Stock Units to those Eligible Persons whom the Committee may from time to time select, in the amounts and pursuant to such other terms and conditions that the Committee, in its discretion, may determine and set out in the Award Agreement, subject to the following provisions:

(i) Stock Unit Account. Stock Units awarded to a Participant shall be credited to a Stock Unit Account established and maintained by the Company on behalf of the Participant. No Participant shall be a stockholder with respect to any shares of Stock underlying Stock Units credited to his or her Stock Unit Account, nor shall the Participant (or the Participant's Beneficiary) have any right to or interest in any specific assets of the Company or any Affiliate or Subsidiary, including any shares of Stock reserved for issuance under the Plan, until such shares are actually distributed to the Participant.

(ii) Award, Restrictions and Payment. Issuance of Stock will occur upon expiration of the holding period specified for the Stock Units by the Committee (or, if permitted by the Committee, at the end of any additional deferral period elected by the Participant in accordance with Section 11(k)). In addition, Stock Units shall be subject to such restrictions on transferability, risks of forfeiture, Restriction Periods and other restrictions, if any, as the Committee may impose, which restrictions may lapse at the expiration of the holding period or at other specified times (including based on achievement of Performance Goals and/or future service requirements), separately or in combination, in installments or otherwise, and under such other circumstances as the Committee may determine and provide in the Award Agreement. Stock Units may be settled by delivery of Stock, other Awards, or a combination thereof (subject to Section 11(l)), as determined by the Committee and provided in the Award Agreement. The Committee may provide in the Award Agreement that the Participant may elect to defer payment of his or her Stock Units, subject to Section 11(k) and Code Section 409A.

(iii) Forfeiture. Except as otherwise determined by the Committee and provided in the Award Agreement, upon a Separation from Service during the applicable holding period or Restriction Period, or portion thereof to which forfeiture conditions apply, all Stock Units that are at that time subject to such forfeiture conditions shall be forfeited; provided that the Committee may provide, by rule or regulation or in any Award

Agreement, or may determine in any individual case, that restrictions or forfeiture conditions relating to Stock Units will lapse in whole or in part, including in the event of a Separation from Service resulting from specified causes, such as Retirement. Stock Units subject to a substantial risk of forfeiture shall be designated as "Restricted Stock Units" unless otherwise determined by the Committee.

(iv) Dividend Equivalents. Unless otherwise determined by the Committee and set out in the Award Agreement, Dividend Equivalents on the specified number of shares of Stock underlying Stock Units shall be either (A) paid with respect to such Stock Units at the dividend payment date in cash or in shares of unrestricted Stock having a Fair Market Value equal to the amount of such dividends, or (B) subject to Section 11(k), deferred with respect to such Stock Units, either as a cash deferral or as a number of additional Stock Units with a value equal to the value of the Dividend Equivalents or with such value otherwise deemed reinvested in additional Stock Units, other Awards or other investment vehicles having a Fair Market Value equal to the amount of such dividends, as the Committee shall determine or permit a Participant to elect in accordance with Section 11(k); provided, however, that the Committee may provide that no Dividend Equivalents will be paid on a given Award of Stock Units.

(f) ***Bonus Stock and Awards in Lieu of Obligations***. The Committee is authorized to grant to those Eligible Persons whom the Committee may from time to time select Stock as a bonus, or to grant Stock or other Awards in lieu of obligations of the Company or a Subsidiary or Affiliate to pay cash or deliver other property under the Plan, or under other plans or compensatory arrangements, subject to such terms as shall be determined by the Committee and provided in the Award Agreement.

(g) ***Dividend Equivalents***. The Committee is authorized to grant Dividend Equivalents to those Eligible Persons whom the Committee may from time to time select, which may be awarded on a free-standing basis or in connection with another Award. The Committee may provide that Dividend Equivalents shall be paid or distributed when accrued or shall be deemed to have been reinvested in additional Stock, Awards, or other investment vehicles, and subject to restrictions on transferability, risks of forfeiture and such other terms as the Committee may specify and provide in the Award Agreement.

(h) ***Other Stock-Based Awards***. The Committee is authorized, subject to limitations under applicable law, to grant to those Eligible Persons whom the Committee may from time to time select such other Awards that may be denominated or payable in, valued in whole or in part by reference to, or otherwise based on, or related to, Stock or factors that may influence the value of Stock, including, without limitation, convertible or exchangeable debt securities, other rights convertible or exchangeable into Stock, purchase rights for Stock, Awards with value and payment contingent upon performance of the Company or business units thereof or any other factors designated by the Committee, and Awards valued by reference to the book value of Stock or the value of securities of or the performance of specified Subsidiaries or Affiliates or other business units. The Committee shall determine and provide in the Award Agreement the terms and conditions of such Awards, including without limitation, whether the Participant may, subject to Section 11(k) and Code Section 409A, elect to defer payment of his or her Other Stock-Based Award. Stock delivered pursuant to an Award in the nature of a purchase right granted under this Section 6(h) shall be purchased for such consideration, paid for at such times, by such methods, and in such forms, including, without limitation, cash, Stock, other Awards, or other property, as the Committee shall determine. Cash awards, as an element of or supplement to any other Award under the Plan, may also be granted pursuant to this Section 6(h).

(i) ***Performance Awards***. The Committee may grant Performance Awards to those Eligible Persons whom the Committee may from time to time select, in such amounts and subject to such terms and conditions as the Committee, in its discretion, may determine in accordance with Section 7.

7. Performance Awards.

(a) ***Performance Awards Generally***. Performance Awards that are not Qualified Performance Awards may be based on such Performance Periods, Performance Goals, Business Criteria and vesting or payout

formulas (which may be the same as or different than those applicable to Qualified Performance Awards) as the Committee, in its discretion, may establish for such purposes. Performance Awards may be denominated as a cash amount, number of shares of Stock, or specified number of other Awards (or a combination) that may be earned upon achievement or satisfaction of the Performance Goals specified by the Committee. In addition, the Committee may specify that any other Award shall constitute a Performance Award by conditioning the right of a Participant to exercise the Award or have it settled, and the timing thereof, upon achievement or satisfaction of such Performance Goals as may be specified by the Committee. The Committee may use such Business Criteria as it may deem appropriate in establishing any Performance Goals, and may exercise its discretion to reduce or increase the amounts payable under any Performance Award subject to Performance Goals, except as limited under Section 7(c) in the case of a Qualified Performance Awards.

(b) ***Payment of Performance Awards***. Performance Awards may be paid in cash, Options, Stock, Restricted Stock, Stock Units, Other Stock-Based Awards or any combination of the foregoing in such proportions as the Committee may determine, in its discretion, and provide in the Award Agreement. To the extent that a Performance Award is paid in Options, SARs, Restricted Stock, Stock Units, Stock and/or Other Stock-Based Awards, the amount of each such form of Award that is payable shall be based on the Fair Market Value of a share of Stock on the date of payment, subject to such reasonable Restricted Stock and Stock Unit discount factors and/or Option valuation methodologies as the Committee may, in its discretion, apply. Options, SARs, Restricted Stock, Stock Units and Other Stock-Based Awards granted in connection with a Performance Award shall be subject to the provisions of Sections 6(b), (c), (d), (e) and (h), respectively.

(c) ***Qualified Performance Awards***. A Performance Award granted to an Eligible Person whom the Committee determines is likely to be a Covered Employee may, at the discretion of the Committee, be designated as a Qualified Performance Award. Qualified Performance Awards under the Plan may be granted either separately or at the same time as Performance Awards that are not designated as Qualified Performance Awards; provided, however, that in no event may the payment of a Performance Award that is not a Qualified Performance Award be contingent upon the failure to attain a specific level of performance on the Business Criteria applicable to a Qualified Performance Award for the same Performance Period. In the event the Committee designates an Award as a Qualified Performance Award, any determinations of the Committee pertaining to selection of Participants, Performance Goals, Business Criteria and other terms and conditions of such Qualified Performance Award (other than a determination under paragraph 7(c)(iv) below to reduce the amount of the Award) shall be in writing and made within the Qualified Performance Award Determination Period. A Performance Award that the Committee designates as a Qualified Performance Award shall be subject to the following additional requirements.

(i) Performance Periods. Qualified Performance Awards shall be awarded in connection with a Performance Period. The Committee shall determine the length of a Performance Period within the Qualified Performance Award Determination Period. In the event that the Committee determines that a Performance Period shall be a period greater than one (1) fiscal year, a new Qualified Performance Award may be granted and a new Performance Period may commence prior to the completion of the Performance Period associated with the prior Qualified Performance Award.

(ii) Business Criteria; Performance Goals. Within the Qualified Performance Award Determination Period, the Committee shall establish, in writing, (A) the Business Criteria upon which the Performance Goals applicable to a Qualified Performance Award shall be based, and (B) the targeted level or levels of performance with respect to such Business Criteria that must be achieved during the Performance Period in order to meet the Performance Goals. The Performance Goals shall be objective and shall otherwise meet the requirements of Code Section 162(m) and regulations thereunder, including the requirement that the level or levels of performance targeted by the Committee result in the achievement of Performance Goals that are "substantially uncertain." The Committee may determine that such Qualified Performance Awards shall be granted, exercised and/or settled upon achievement of any one Performance Goal or that two or more of the Performance Goals must be achieved as a condition to grant, exercise and/or settlement of such Qualified

Performance Awards. Performance Goals may differ for Qualified Performance Awards granted to any one Participant or to different Participants. Performance Goals may be expressed in such terms as the Committee, in its discretion, may determine including in absolute terms, as a goal relative to performance in prior periods, or as a goal compared to the relevant performance of one or more comparable companies or an index covering multiple companies. Such Performance Goals also may be based solely by reference to the Company's performance or the performance of a Subsidiary, division, business segment or business unit of the Company, or based upon the relative performance of other companies or upon comparisons of any of the indicators of performance relative to other companies. In measuring the level of performance achieved in respect of the Business Criteria, the Committee may, in its discretion, exclude certain unusual or extraordinary charges or items including, for example, those relating to (a) restructurings, discontinued operations, extraordinary items, and other unusual or non-recurring charges, (b) an event either not directly related to the operations of the Company or not within the reasonable control of the Company's management, or (c) the effects of tax or accounting changes in accordance with U.S. generally accepted accounting principles. Performance Goals may be particular to a Participant, the Company or a division, Subsidiary, product line or other business segment of the Company, or may be based on the performance of the Company as a whole.

(iii) Performance Award Pool. The Committee may establish a Qualified Performance Award pool, which shall be an unfunded pool, for purposes of measuring performance of the Company in connection with Qualified Performance Awards. The amount of such Qualified Performance Award pool shall be based upon the achievement of a Performance Goal or Goals based on one or more of the Business Criteria set forth in Section 2(h) during the given Performance Period, as specified by the Committee during the Qualified Performance Award Determination Period. The Committee may specify the amount of the Qualified Performance Award pool as a percentage of any of such Business Criteria, a percentage thereof in excess of a threshold amount, or as another amount which need not bear a strictly mathematical relationship to such Business Criteria.

(iv) Settlement of Performance Awards; Other Terms. Settlement of Performance Awards shall be in cash, Stock, other Awards or other property, in the discretion of the Committee. The Committee may, in its discretion, increase or reduce the amount of a settlement otherwise to be made in connection with such Performance Awards, but may not exercise discretion to increase any such amount payable to a Covered Employee in respect of a Qualified Performance Award subject to this Section 7(c) beyond the level of payment authorized based on the level of achievement of the Performance Goals specified under Section 7(c)(ii) and may not otherwise waive the requirement that the Performance Goals be achieved (except in the event of death or Disability or other special circumstances that will not result in loss of tax deductibility with respect to the Award). Any settlement which changes the form of payment from that originally specified shall be implemented in a manner such that the Qualified Performance Award and other related Awards do not, solely for that reason, fail to qualify as "performance-based compensation" for purposes of Code Section 162(m). The Committee shall specify the circumstances in which such Performance Awards shall be paid or forfeited in the event of Separation from Service by the Participant or other event (including a Change in Control) prior to the end of a Performance Period or settlement of such Performance Awards; provided, however, that the Committee may provide, by rule or regulation or in any Award Agreement, or may determine in any individual case, that forfeiture conditions relating to Performance Awards will lapse in whole or in part in the event of a Separation from Service resulting from specified causes, such as Retirement.

(v) Committee Certification. No Qualified Performance Award shall vest or be paid to a Covered Employee under the Plan unless and until the Committee certifies in writing the level of attainment of the applicable Performance Goals and Business Criteria for the applicable Performance Period.

8. Certain Provisions Applicable to Awards.

(a) ***Stand-Alone, Additional, Tandem, and Substitute Awards***. Awards granted under the Plan may, in the discretion of the Committee, be granted either alone or in addition to, in tandem with, or in substitution or exchange for, any other Award or any award granted under another plan of the Company, any Subsidiary or

Affiliate, or any business entity to be acquired by the Company or a Subsidiary or Affiliate, or any other right of a Participant to receive payment from the Company or any Subsidiary or Affiliate. Awards granted in addition to or in tandem with other Awards may be granted either as of the same time as or a different time from the grant of such other Awards. Any transaction otherwise authorized under this Section 8(a) remains subject to the restriction on repricing under Section 11(e).

(b) ***Term of Awards***. The term of each Award shall be for such period as may be determined by the Committee, subject to the express limitations set forth in Sections 6(b)(iii), 6(c)(ii) and elsewhere in the Plan.

(c) ***Payment of Awards; Award Deferrals***. Except as otherwise provided in the Plan and subject to the terms of any applicable Award Agreement, payments to be made by the Company or a Subsidiary or Affiliate upon settlement of an Award may be made in such forms as the Committee shall determine, including, without limitation, cash, Stock, other Awards or other property, and may be made in a single payment or transfer, in installments, or on a deferred basis. The settlement of any Award may be accelerated, and cash paid in lieu of Stock in connection with such settlement, in the discretion of the Committee or upon occurrence of one or more specified events; except, however, the settlement of a Section 409A Award may be accelerated only to the extent permitted under Section 11(k) and Treasury Regulation Section 1.409A-3(j). Installment or deferred payment of Awards may (subject to Sections 11(e) and 11(k)) be required by the Committee or permitted at the election of the Participant on terms and conditions established by the Committee and set out in the Award Agreement. An Award Agreement that provides for installment or deferred payment of an Award may include, without limitation, provisions for the payment or crediting of reasonable interest (at a rate or rates designated by the Committee for this purpose) on such installment or deferred payments or the grant or crediting of Dividend Equivalents or other amounts in respect of such installment or deferred payments denominated in Stock. Notwithstanding the foregoing, (i) any deferrals of Award payments in respect of an Award held by a Participant who is subject to United States federal income tax shall be subject to the restrictions and limitations set out in Section 11(k) and the applicable requirements of Code Section 409A and the Treasury Regulations promulgated thereunder and (ii) any deferrals of Award payments in respect of an Award held by a Participant who is not subject to United States federal income tax shall be subject to Section 11(l) and the applicable requirements of the laws and regulations of the jurisdiction under which such Participant's Awards will be taxed.

(d) Prohibition on Deferral of Option and SAR Gains. Notwithstanding Section 8(c) above, in no event shall the delivery of shares of Stock acquired on the exercise of an Option, or cash or shares or Stock acquired on the exercise of an SAR, be subject to deferral, either at the election of the Participant or at the Committee's discretion, if inclusion of such deferral feature in the terms of the Option or SAR would cause such Option or SAR to become subject to the requirements of Code Section 409A.

9. Change in Control.

(a) ***Effect of Change in Control***. In the event that there occurs a Change in Control, if the Participant's employment with the Company and each of its Subsidiaries and Affiliates terminates in an event constituting a "Qualifying Termination" (as defined in Section 9(c)) during the two-year period following the Change in Control), the following provisions shall apply to the Participant's Awards upon such Qualifying Termination, unless otherwise provided by the Committee in the Award Agreement):

(i) In the case of an Award other than a Performance Award, all forfeiture conditions and other restrictions applicable to such Award shall lapse and such Award shall be fully payable as of the date of the Participant's Qualifying Termination without regard to vesting or other conditions, and any such Award carrying a right to exercise that was not previously vested and exercisable shall become fully vested and exercisable as of the date of the Participant's Qualifying Termination and, subject to Section 11(k) (including the required six-month distribution delay described in Section 11(k)(i)(D)(2) in the case of a Section 409A Specified Employee) and Section 11(a), all deferral of settlement and similar restrictions applicable to such Award shall

lapse, and such Award shall be fully payable as of the time of such Qualifying Termination without regard to deferral conditions.

(ii) In the case of a Performance Award, the Award (or award opportunity relating thereto) for any Performance Period that was in effect at the time of the Participant's Qualifying Termination shall be deemed earned in its entirety as of the date of the Participant's Qualifying Termination, calculated as to such Performance Period assuming that any Performance Goal or Business Criteria will have been achieved (for the entire Performance Period) at the target level, and any Award (or award opportunity relating thereto) for any Performance Period that was completed as of the date of the Participant's Qualifying Termination shall be deemed earned based on actual performance for such period. Notwithstanding the foregoing, any additional forfeiture conditions in the nature of a "clawback" applicable to the Performance Award shall continue to apply to any payment under this Section 9(a)(ii). Any distribution hereunder shall be subject to Section 11(k) to the extent applicable (including the required six-month distribution delay described in Section 11(k)(i)(D)(2) in the case of a Section 409A Specified Employee) and Section 11(a).

(iii) Notwithstanding the foregoing, in the case of any Section 409A Award, nothing in the foregoing shall cause an acceleration of payment or a further deferral of payment in violation of Code Section 409A or provide for payment upon a change in control that does not satisfy the definition of a change in control event for purposes of Code Section 409A and the payment terms applicable to such Award prior to the foregoing changes shall continue to apply (unless a change in payment timing is permitted under Code Section 409A) but the foregoing provisions shall apply for purposes of determining the Award holder's vested interest in the Award.

(iv) Awards subject to accelerated vesting and/or settlement under this Section 9(a) may be settled in cash, if and to the extent authorized by the Committee.

(v) If, in connection with the Change in Control, the Award would be cancelled or otherwise cease to be outstanding as the result of the Change in Control, the foregoing provisions shall apply as of the date of the Change in Control without regard to whether the holder terminates employment in connection with the Change in Control.

The Company and any successor that has assumed an Award in connection with a Change in Control must acknowledge and agree to be bound by the provisions hereof during the two-year period following the Change in Control in a legally binding agreement with the Participant.

(b) ***Definition of "Change in Control."*** For purposes of the Plan, a "Change in Control" shall be deemed to have occurred upon the first to occur of any of the following:

(i) Any individual, entity or group (within the meaning of Section 13(d)(3) or 14(d)(2) of the Exchange Act (a "Person") shall have become the direct or indirect beneficial owner of thirty percent (30%) or more of (i) the then outstanding shares of common stock of the Company (the "Outstanding MJN Common Shares") or (ii) the combined voting power of the then outstanding voting securities of the Company entitled to vote generally in the election of directors (the "Outstanding MJN Voting Securities")(other than, in each case, in connection with a merger or consolidation as a result of which (1) the Company becomes a direct or indirect wholly-owned subsidiary of a holding company, (2) the direct or indirect holders of the common stock and the voting securities of such holding company immediately following the transaction are substantially the same as the holders of the Outstanding MJN Common Shares and the Outstanding MJN Voting Securities, as the case may be, immediately prior to the transaction, and (3) immediately following the transaction no Person is the beneficial owner, directly or indirectly, of thirty percent (30%) or more of the common stock or the voting securities of such holding company);

(ii) The consummation of a reorganization, merger, statutory share exchange, consolidation, or similar transaction involving the Company or any of its Subsidiaries or Affiliates, the sale or other disposition of

all or substantially all of the assets of the Company and its Subsidiaries (taken as a whole), or the acquisition of assets or stock of another entity by the Company or any of its Subsidiaries (each a "Business Combination"), in each case, unless, following such Business Combination, (i) all or substantially all of the individuals and entities that were the beneficial owners of the Outstanding MJN Common Shares and the Outstanding MJN Voting Securities immediately prior to such Business Combination beneficially own, directly or indirectly, more than fifty percent (50%) of the then outstanding shares of common stock (or, for a non-corporate entity, equivalent securities) and the combined voting power of the then outstanding voting securities entitled to vote generally in the election of members of the board of directors (or, for a non-corporate entity, equivalent governing body), as the case may be, of the entity surviving or resulting from such Business Combination (including an entity that, as a result of such transaction, owns all or substantially all of the common stock or the voting securities of the Company or all or substantially all of the Company's assets either directly or through one or more subsidiaries) in substantially the same proportions as their ownership immediately prior to such Business Combination of the Outstanding MJN Common Shares and the Outstanding MJN Voting Securities, as the case may be, (ii) no Person (excluding the Company or any employee benefit plan (or related trust) of the Company or such entity surviving or resulting from such Business Combination) beneficially owns, directly or indirectly, thirty percent (30%) or more of, respectively, the then outstanding shares of common stock (or, for a non-corporate entity, equivalent securities) of the entity surviving or resulting from such Business Combination (or any parent thereof) or the combined voting power of the then outstanding voting securities of such entity (or any parent thereof) entitled to vote generally in the election of members of the board of directors (or, for a non-corporate entity, equivalent governing body) and (iii) at least a majority of the members of the board of directors (or, for a non-corporate entity, equivalent governing body) of the entity surviving or resulting from such Business Combination (or any parent thereof) were members of the Board at the time of the execution of the initial agreement or action of the Board providing for such Business Combination;

(iii) The stockholders of the Company approve a plan of complete liquidation or dissolution of the Company; or

(iv) There shall have been a change in the composition of the Board within a two (2) year period such that a majority of the Board does not consist of directors who were serving at the beginning of such period together with directors whose initial nomination for election by the Company's stockholders or, if earlier, initial appointment to the Board was approved by the vote of two-thirds of the directors then still in office who were in office at the beginning of the two (2) year period together with the directors who were previously so approved (either by a specific vote of approval or by approval of the Company's proxy statement in which such person was named as a nominee for election as a director).

(c) ***Qualifying Termination***. For purposes of this Section 9, a "Qualifying Termination" shall be deemed to have occurred under the following circumstances:

(i) A Company-initiated termination not for "cause" provided that the Participant executes a general release and, where applicable, a non-solicitation and/or non-compete agreement with the Company. For this purpose, "cause" means:

(A) Willful and continued failure by the Participant to substantially perform his duties with the Company (except where the failure results from incapacity due to Disability) for a period of thirty (30) consecutive days after a written demand for substantial performance is delivered to the Participant by the Committee, which demand specifically identifies the manner in which the Committee believes that the Participant has not substantially performed his duties;

(B) Willful engaging by the Participant in conduct which is demonstrably and materially injurious to the Company, monetarily or otherwise; or

(C) The Participant is convicted of, or have entered a plea of *nolo contendere* to, a felony.

For purposes of paragraphs (A) and (B) next above, no act, or failure to act, on Participant's part shall be deemed "willful" unless done, or omitted to be done, by the Participant not in good faith and without reasonable belief that his act, or failure to act, was in the best interest of the Company. "Cause" will be interpreted by the Committee in its sole discretion and such interpretation will be conclusive and binding on all parties.

(ii) The Participant resigns with good reason, for which purpose "good reason" means the occurrence of any one or more of the following events which occur without the Participant's express written consent:

(A) if applicable, the assignment to the Participant of any duties materially inconsistent with his status as an officer of the Company (e.g., no longer reporting to the CEO) or a substantial adverse alteration in the nature or status of his authorities, duties or responsibilities from those in effect immediately prior to the Change in Control (e.g., reduction in signing authority);

(B) a material adverse change in the Participant's reporting relationships;

(C) a material reduction by the Company, its Subsidiaries or its Affiliates in the Participant's base salary or bonus from the levels in effect immediately prior to a Change in Control or as the same may be increased from time to time after a Change in Control;

(D) the relocation of the Participant's principal place of employment to a location more than fifty (50) miles from the location of such place of employment immediately prior to a Change in Control, except for required travel on the Company's business to an extent substantially consistent with the Participant's business travel obligations prior to the Change in Control or, if the Participant has consented to a relocation, the failure by the Company to provide the Participant with all of the benefits of the Company's relocation policy as in operation immediately prior to a Change in Control;

(E) the failure of the Company to pay to the Participant any material amount or portion of the Participant's compensation or to pay to the Participant any portion of an installment of deferred compensation under any deferred compensation program of the Company within seven days of the date on which such compensation was due; or

(F) the failure by the Company to continue in effect any compensation or benefit plan which is material to the Participant's compensation and in which the Participant participated immediately prior to the Change in Control, unless an equitable arrangement (embodied in an ongoing substitute or alternative plan) has been made with respect to such plan, or the failure by the Company to continue the Participant's participation therein (or in such substitute or alternative plan) on a basis not materially less favorable, both in terms of the amounts of benefits provided and the level of his participation relative to other participants, as existed at the time of the Change in Control.

For a termination to qualify as a termination for good reason, the Participant must notify the Company in writing of termination for good reason, specifying the event constituting good reason, within ninety (90) days after he first becomes aware of the event that he believes constitutes good reason. Failure for any reason to give written notice of termination of employment for good reason in accordance with the foregoing will be deemed a waiver of the right to terminate his employment for that good reason event. The Company will have a period of thirty (30) days after receipt of the Participant's notice in which to cure the good reason. If the good reason event is cured within this period, the Participant will not be entitled to terminate his employment for good reason. If the Company waives its right to cure or does not, within the thirty (30) day period, cure the good reason event, the Participant may terminate his employment for good reason within thirty (30) days following the earlier of the date on which the Company waives its right to cure or the end of the cure period. If the Participant does not terminate his employment within such thirty (30) day period, he will waive his right to terminate his employment for that good reason event.

A Participant's death or voluntary resignation without good reason will not constitute a Qualifying Termination. For purposes of this Section 9(c), references to the Company shall include the Company's Subsidiaries and Affiliates.

10. Additional Award Forfeiture Provisions.

The Committee may provide in an Award Agreement that a Participant's right to receive a grant of an Award, to exercise the Award, to receive a settlement or distribution with respect to the Award or to retain cash, Stock, other Awards, or other property acquired in connection with an Award, shall be conditioned upon the Participant's compliance with specified conditions that protect the business interests of the Company and the Subsidiaries and Affiliates from harmful actions of the Participant, including, without limitation, conditions relating to non-competition, confidentiality of information relating to or possessed by the Company, non-solicitation of customers, suppliers, and employees of the Company, cooperation in litigation, non-disparagement of the Company, the Subsidiaries and Affiliates, and the officers and directors of the Company and the Subsidiaries and Affiliates, and other restrictions upon or covenants of the Participant, including during specified periods following Separation from Service with the Company. Accordingly, an Award Agreement may include terms providing for a "clawback" or forfeiture from the Participant of the profit or gain realized by a Participant in connection with an Award, including cash or other proceeds received upon sale of Stock acquired in connection with an Award. Without limiting the generality of the preceding sentence, unless otherwise determined by the Committee in an Award Agreement, if the Board or an appropriate committee of the Board determines that, as a result of a restatement of the Company's financial statements or an act of malfeasance of office, a Participant has received more compensation than would have been paid, absent the action(s) or the incorrect financial statements, the Board or its committee, as applicable, in its discretion, shall be permitted to take such action as it deems necessary or appropriate to address the events that gave rise to the restatement or improper action and to prevent its recurrence. Such action may include, to the extent permitted by applicable law, in appropriate cases, requiring partial or full reimbursement of any bonus or other incentive compensation paid to the Participant, causing the partial or full cancellation of restricted stock or deferred stock awards and outstanding stock options, adjusting the future compensation of such Participant, and dismissing or taking legal action against the Participant, in each case as the Board or its committee determines to be in the best interests of the Company and its stockholders.

11. General Provisions.

(a) ***Compliance with Legal and Other Requirements***. The Company may, to the extent deemed necessary or advisable by the Committee and subject to Section 11(k), postpone the issuance or delivery of Stock or payment of other benefits under any Award until completion of such registration or qualification of such Stock or other required action under any federal or state law, rule or regulation, listing or other required action with respect to any stock exchange or automated quotation system upon which the Stock or other securities of the Company are listed or quoted, or compliance with any other obligation of the Company, as the Committee may consider appropriate. The Committee may require any Participant to make such representations, furnish such information and comply with or be subject to such other conditions as it may consider appropriate in connection with the issuance or delivery of Stock or payment of other benefits in compliance with applicable laws, rules, and regulations, listing requirements, or other obligations.

(b) ***Limits on Transferability; Beneficiaries.***

(i) No Award or other right or interest of a Participant under the Plan shall be pledged, hypothecated or otherwise encumbered or subject to any lien, obligation or liability of such Participant to any party (other than the Company or a Subsidiary or Affiliate thereof), or assigned or transferred by such Participant otherwise than by will or the laws of descent and distribution or to a Beneficiary upon the death of a Participant, and such Awards or rights that may be exercisable shall be exercised during the lifetime of the Participant only

by the Participant or his or her guardian or legal representative, except that, during a Participant's lifetime, Awards and other rights (other than ISOs, SARs granted in tandem with ISOs, and Section 409A Awards described in Section 11(k)(i)) may be transferred to one or more of the following:

(A) the Participant's spouse, children (including adopted and step children) or grandchildren (including adopted and step grandchildren), parents, grandparents or siblings,

(B) a trust for the benefit of one or more of the Participant or the persons referred to in clause (A),

(C) a partnership, limited liability company or corporation in which the Participant or the Persons referred to in clause (A) are the only partners, members or stockholders, or

(D) for charitable donations;

and may be exercised by such transferees in accordance with the terms of such Award, but only if and to the extent (x) such transfers are approved by the Committee, (y) the Committee has determined that there will be no transfer of the Award to a third party for value, and (z) such transfers otherwise comply with such other terms and conditions as the Committee may impose thereon (which may include limitations the Committee may deem appropriate in order that offers and sales under the Plan will meet applicable requirements of registration forms under the Securities Act of 1933 specified by the Securities and Exchange Commission).

(ii) If a Participant has died and then or thereafter a payment or benefit becomes distributable under an Award, such payment or benefit will be distributed to the Participant's Beneficiary; provided, however, that an individual or trust will be deemed a Beneficiary only if he, she or it is surviving or in existence on the date of death of the Participant and if the Participant has designated such individual or trust as a Beneficiary in his or her most recent written and duly filed Beneficiary designation (*i.e.*, any new Beneficiary designation under the Plan cancels a previously filed Beneficiary designation). If no Beneficiary is living or in existence at the time of Participant's death, any subsequent payment or benefit will be distributable to the person or persons in the first of the following classes of successive preference:

(A) widow or widower, if then living,

(B) surviving children, equally,

(C) surviving parents, equally,

(D) surviving brothers and sisters, equally,

(E) executors or administrators;

and the term "Beneficiary" as used in the Plan shall include such individuals. This provision applies to payments and benefits distributable upon vesting or after expiration of any mandatory or elective deferral period, and also to the right to exercise any Option or SAR during any period in which the Award is outstanding and exercisable.

(iii) A Beneficiary, transferee, or other person claiming any rights under the Plan from or through any Participant shall be subject to all terms and conditions of the Plan and any Award Agreement applicable to such Participant, except as otherwise determined by the Committee, and to any additional terms and conditions deemed necessary or appropriate by the Committee.

(c) ***Adjustments***. In the event that any large, special and non-recurring dividend or other distribution (whether in the form of cash or property other than Stock), recapitalization, forward or reverse split, Stock dividend, reorganization, merger, consolidation, spin-off, combination, repurchase, share exchange, liquidation, dissolution or other similar corporate transaction or event affects the Stock in such a way that an adjustment is appropriate or, in the case of any outstanding Award, which is necessary in order to prevent dilution or enlargement of the rights of the Participant, then the Committee shall, in an equitable manner as determined by the Committee, adjust any or all of:

(i) the number and kind of shares of Stock that may be delivered in connection with Awards granted thereafter, including the number of shares available under Section 4,

(ii) the number and kind of shares of Stock by which Annual Limits are measured under Section 5,

(iii) the number and kind of shares of Stock subject to or deliverable in respect of outstanding Awards and

(iv) the exercise price, grant price or purchase price relating to any Award,

or, if deemed appropriate, the Committee may make provision for a payment of cash or property to the holder of an outstanding Option (subject to Section 11(l)). In addition, the Committee is authorized to make adjustments in the terms and conditions of, and the criteria included in, Awards (including Performance Awards and Performance Goals and any hypothetical funding pool relating thereto) in recognition of unusual or nonrecurring events (including, without limitation, events described in the preceding sentence, as well as acquisitions and dispositions of businesses and assets) affecting the Company, any Subsidiary or Affiliate or other business unit, or the financial statements of the Company or any Subsidiary or Affiliate, or in response to changes in applicable laws, regulations, accounting principles, tax rates and regulations or business conditions or in view of the Committee's assessment of the business strategy of the Company, any Subsidiary or Affiliate or business unit thereof, performance of comparable organizations, economic and business conditions, personal performance of a Participant, and any other circumstances deemed relevant. Notwithstanding the forgoing, no such adjustment shall be authorized or made if and to the extent that the existence of such authority (i) would cause Qualified Performance Awards or Options or SARs granted under the Plan to Participants designated by the Committee as Covered Employees to otherwise fail to qualify as "performance-based compensation" under Code Section 162(m) and regulations thereunder, or (ii) would cause the Committee to be deemed to have authority to change the targets, within the meaning of Treasury Regulation 1.162-27(e)(4)(vi), under the Performance Goals relating to Options or SARs granted to Covered Employees. In furtherance of the foregoing, in the event of an "equity restructuring" as defined in FAS 123R that affects the Stock, a Participant shall have a legal right to an adjustment to the Participant's Award, which shall preserve without enlarging the value of the Award, with the manner of such adjustment to be determined by the Committee in its discretion, and subject to any limitation on this right set forth in the applicable Award Agreement.

(d) ***Tax Provisions.***

(i) Withholding. The Company and any Subsidiary or Affiliate is authorized to withhold from any Award or payment relating to an Award under the Plan, including, without limitation, from a distribution of Stock, amounts of withholding and other taxes due or potentially payable in connection with such Award or payment, and to take such other action as the Committee may deem advisable to enable the Company and Participants to satisfy obligations for the payment of withholding taxes and other tax obligations relating to any such Award or payment. This authority shall include authority to withhold or receive Stock or other property and to make cash payments in respect thereof in satisfaction of a Participant's withholding obligations, either on a mandatory or elective basis in the discretion of the Committee, or in satisfaction of other tax obligations. Other provisions of the Plan notwithstanding, only the minimum amount of Stock deliverable in connection with an

Award necessary to satisfy statutory withholding requirements will be withheld, unless withholding of any additional amount of Stock will not result in additional accounting expense to the Company.

(ii) Required Consent to and Notification of Code Section 83(b) Election. No election under Section 83(b) of the Code (to include in gross income in the year of transfer the amounts specified in Code Section 83(b)) or under a similar provision of the laws of a jurisdiction outside the United States may be made unless expressly permitted by the terms of the Award Agreement or by action of the Committee in writing prior to the making of such election. In any case in which a Participant is permitted to make such an election in connection with an Award, the Participant shall notify the Company of such election within ten (10) days of filing notice of the election with the Internal Revenue Service or other governmental authority, in addition to any filing and notification required pursuant to regulations issued under Code Section 83(b) or other applicable provision.

(iii) Requirement of Notification Upon Disqualifying Disposition Under Code Section 421(b). If any Participant shall make any disposition of shares of Stock delivered pursuant to the exercise of an ISO under the circumstances described in Code Section 421(b) (*i.e.*, a disqualifying disposition), such Participant shall notify the Company of such disposition within ten (10) days thereof.

(e) ***Changes to the Plan***. The Board may amend, suspend or terminate the Plan or the Committee's authority to grant Awards under the Plan without the consent of stockholders or Participants; provided, however, that any amendment to the Plan shall be submitted to the Company's stockholders for approval not later than the earliest annual meeting for which the record date is at or after the date of such Board action if such stockholder approval is required by any federal or state law or regulation or the rules of the New York Stock Exchange, or if such amendment would either:

(i) materially increase the number of shares reserved for issuance and delivery under the Plan,

(ii) change the types of Awards available under the Plan,

(iii) expand the class of persons eligible to receive Awards under the Plan,

(iv) extend the term of the Plan, or

(v) decrease the exercise price at which Options may be granted.

The Board may otherwise, in its discretion, submit other amendments to the Plan to stockholders for approval. The Committee is authorized to amend outstanding Awards, except as limited by the Plan. The Board and Committee may not amend outstanding Awards (including by means of an amendment to the Plan) without the consent of an affected Participant if such an amendment would materially and adversely affect the rights of such Participant with respect to the outstanding Award (for this purpose, actions that alter the timing of federal income taxation of a Participant will not be deemed material unless such action results in an income tax penalty on the Participant, and any discretion that is reserved by the Board or Committee with respect to an Award is unaffected by this provision). Without the approval of stockholders, the Committee will not amend or replace previously granted Options or SARs in a transaction that constitutes a "repricing," which for this purpose means any of the following or any other action that has the same effect:

- lowering the exercise price of an Option or SAR after it is granted;
- any other action that is treated as a repricing under generally accepted accounting principles;
- canceling an Option or SAR at a time when its exercise price exceeds the Fair Market Value of the underlying Stock, in exchange for another Option or SAR, Restricted Stock, other equity, cash or other property;

provided, however, that the foregoing transactions shall not be deemed a repricing if pursuant to an adjustment authorized under Section 11(c). With regard to other terms of Awards, the authority of the Committee to waive or modify an Award term after the Award has been granted does not permit waiver or modification of a term that would be mandatory under the Plan for any Award newly granted at the date of the waiver or modification.

(f) ***Right of Setoff***. The Company or any Subsidiary or Affiliate may, to the extent permitted by applicable law, deduct from and set off against any amounts the Company or a Subsidiary or Affiliate may owe to the Participant from time to time, including amounts payable in connection with any Award, owed as wages, fringe benefits, or other compensation owed to the Participant, such amounts as may be owed by the Participant to the Company, including but not limited to amounts owed under Section 10. The Participant shall remain liable for any part of the Participant's payment obligation not satisfied through such deduction and setoff. By accepting any Award granted hereunder, the Participant agrees to any deduction or setoff under this Section 11(f). The foregoing notwithstanding, no setoff is permitted against amounts credited to a Deferral Account prior to the distribution of such Deferral Account.

(g) ***Unfunded Status of Awards; Creation of Trusts***. The Plan is intended to constitute an "unfunded" plan for incentive compensation. With respect to any payments not yet made to a Participant or obligation to deliver Stock pursuant to an Award, nothing contained in the Plan or any Award shall give any such Participant any rights that are greater than those of a general creditor of the Company; provided that the Committee may authorize the creation of trusts and deposit therein cash, Stock, other Awards or other property, or make other arrangements to meet the Company's obligations under the Plan. Such trusts or other arrangements shall be consistent with the "unfunded" status of the Plan, unless the Committee otherwise determines with the consent of each affected Participant.

(h) ***Nonexclusivity of the Plan***. Neither the adoption of the Plan by the Board nor its submission to the stockholders of the Company for approval shall be construed as creating any limitations on the power of the Board or a committee thereof to adopt such other incentive arrangements, apart from the Plan, as it may deem desirable, including incentive arrangements and awards that do not qualify under Code Section 162(m), and such other arrangements may be either applicable generally or only in specific cases.

(i) ***Payments in the Event of Forfeitures; Fractional Shares***. Unless otherwise determined by the Committee, in the event of a forfeiture of an Award with respect to which a Participant paid cash consideration, the Participant shall be repaid the amount of such cash consideration. No fractional shares of Stock shall be issued or delivered pursuant to the Plan or any Award. The Committee shall determine whether cash, other Awards or other property shall be issued or paid in lieu of such fractional shares or whether such fractional shares or any rights thereto shall be forfeited or otherwise eliminated.

(j) ***Compliance with Code Section 162(m)***. It is the intent of the Company that Options and SARs granted to Covered Employees and Qualified Performance Awards subject to Section 7(c) shall constitute qualified "performance-based compensation" within the meaning of Code Section 162(m) and regulations thereunder, unless otherwise determined by the Committee at the time an Award is granted. Accordingly, the terms of Section 7(c), including the definitions of Covered Employee and other terms used therein, shall be interpreted in a manner consistent with Code Section 162(m) and regulations thereunder. The foregoing notwithstanding, because the Committee cannot determine with certainty whether a given Participant will be a Covered Employee with respect to a fiscal year that has not yet been completed, the term Covered Employee as used herein shall mean only a person designated by the Committee as likely to be a Covered Employee with respect to a specified fiscal year. If any provision of the Plan or any Award Agreement relating to a Qualified Performance Award does not comply or is inconsistent with the requirements of Code Section 162(m) or regulations thereunder, such provision shall be construed or deemed amended to the extent necessary to conform to such requirements, and no provision shall be deemed to confer upon the Committee or any other person discretion to increase the amount of compensation otherwise payable in connection with any such Award upon attainment of the applicable performance goals.

(k) ***Compliance with Code Section 409A.***

(i) Awards Deferrals. Other provisions of the Plan notwithstanding, to the extent that the terms of any Award held by a Participant who is subject to United States federal income tax requires or permits installment or deferred payment of such Award resulting in a "deferral of compensation" within the meaning of Code Section 409A and regulations thereunder (a "Section 409A Award"), such Section 409A Award shall be subject to the following additional terms and conditions:

(A) Deferral Elections. If a Participant is permitted to elect to defer an Award or any payment under an Award, such election must be in writing (on a form acceptable to the Committee) and must be received by the Company by the following election deadlines:

(1) Awards Subject to a Substantial Risk of Forfeiture. In the case of an Award that is subject to forfeiture unless the Participant continues to provide services for a period of at least twelve (12) months after the date of grant, the deferral election must be received by the Company no later than the thirtieth (30th) day after the date of grant, provided that the election is made at least twelve (12) months before the earliest date at which the Award will no longer be subject to forfeiture.

(2) Performance Awards. In the case of a Performance Award, the deferral election must be received by the Company no later than six (6) months before the end of the applicable Performance Period, provided that (i) the Participant was employed continuously from the later of the first day of the Performance Period or the date on which the Performance Goal was established through the date of election, (ii) the election to defer is made before such compensation has become readily ascertainable (*i.e.*, substantially certain to be paid), and (iii) the Performance Period is at least twelve (12) months in length and the Performance Goal was established within the Qualified Performance Award Determination Period.

(3) All Other Awards. In the case of all other Awards for which the Committee permits the Participant to make deferral elections, the deferral election must be received by the Company no later than December 31 of the calendar year prior to the calendar year that includes the date of grant.

(B) Required Deferrals. In the event that the Committee determines that the payment of an Award shall be automatically deferred, without providing the Participant with the opportunity to elect the time and form of such payment, the Committee must set forth the time and form of payment of the Award in the Award Agreement or a related document no later than the later of (i) the date of grant or (ii) the date by which the Participant would have been required to submit his or her deferral election under Section 11(k)(i)(A) above had the Committee permitted such Participant to make such election.

(C) Deferral Accounts. The Company will establish and maintain a Deferral Account in the name of each Participant whose payment of a Section 409A Award has been deferred in accordance with this Section 11(k)(i). Section 409A Award deferrals shall be credited to the Deferral Account as of the date that the underlying Award would otherwise have been paid if such payment had not been deferred. Awards that were otherwise payable in cash will be credited to the Deferral Account as an equivalent amount of cash and Awards that were otherwise payable in shares of Stock will be credited to the Deferral Account as an equivalent number of Share Units.

(D) Distribution of Section 409A Award Deferrals. Except as provided in Section 11(k)(i)(F) hereof, no Section 409A Award shall be distributable to a Participant (or his or her Beneficiary) except upon the occurrence of one of the following dates or events (or a date related to the occurrence of one of the following dates or events), which must be specified either in the applicable Award Agreement or related document, or in the written deferral election submitted by the Participant in respect of such Section 409A Award:

(1) Specified Time. A specified time or a fixed schedule;

(2) Separation from Service. The Participant's Separation from Service; provided, however, that if the Participant is a Section 409A Specified Employee as of the date of his or her Separation from Service and any of the Company's Stock is publicly traded on an established securities market or otherwise, the Company shall withhold payment of any Section 409A Award deferral that becomes payable to such Section 409A Specified Employee on account of his or her Separation from Service until the first day of the seventh (7th) month following such Separation from Service or, if earlier, the date of his or her death. In the case of installments, this delay shall not affect the timing of any installment otherwise payable after the six-month delay period;

(3) Death. The death of the Participant. Unless a specific time otherwise is stated for payment of a Section 409A Award deferral upon death, such payment shall occur during the calendar year in which falls the thirtieth (30th) day after death;

(4) Disability. The date the Participant incurs a Disability; and

(5) Change in Control. The occurrence of a Change in Control.

(E) Changes in Distribution Terms. The Committee may, in its discretion, require or permit on an elective basis a change in the time and/or form of payment of Section 409A Awards after the dates specified in Sections 11(k)(i)(A) and (B) above, subject to the following conditions, which may not be waived by the Committee:

(1) Such election or Committee determination must in writing and must be made, if at all, no less than twelve (12) months prior to the originally scheduled payment date set out in the applicable Award Agreement or the Participant's most recent payment election;

(2) Such election or Committee determination shall not be valid and take effect until at least twelve (12) months after the date on which the election or determination is made; and

(3) Except with respect to an election to receive payment upon Disability, death or an Unforeseeable Emergency, the first scheduled payment must be deferred pursuant to the election for a period of at least five (5) years from the original payment date set out in the applicable Award Agreement or the Participant's most recent payment election.

(F) No Acceleration. The distribution of a Section 409A Award deferral may not be accelerated prior to the time specified in accordance with Section 11(k)(i)(D) hereof, except in the case of one of the following events:

(1) Unforeseeable Emergency. The Committee may permit accelerated payment of a Section 409A Award deferral upon the occurrence of an Unforeseeable Emergency, but only if the net amount payable upon such settlement does not exceed the amounts necessary to relieve such emergency plus amounts necessary to pay taxes reasonably anticipated as a result of the settlement, after taking into account the extent to which the emergency is or may be relieved through reimbursement or compensation from insurance or otherwise or by liquidation of the Participant's other assets (to the extent such liquidation would not itself cause severe financial hardship), or by cessation of Section 409A Award deferrals under the Plan. Upon a finding that an Unforeseeable Emergency has occurred with respect to a Participant, any election by the Participant to defer payment of an Award that will be earned and vested in whole or part in connection with services performed during the year in which the Unforeseeable Emergency occurred or is found to continue will be immediately cancelled, as provided in Treasury Regulation Section 1.409A-3(j)(4)(viii).

(2) Domestic Relations Order. The Committee may permit accelerated payment of a Section 409A Award deferral to the extent necessary to comply with the terms of a domestic relations order (as

defined in Code Section 414(p)(1)(B) of the Code), as provided in Treasury Regulation Section 1.409A-3(j)(4)(ii).

(3) Conflicts of Interest. The Committee may permit accelerated payment of a Section 409A Award deferral to the extent necessary to comply with a Federal, state, local or foreign ethics law or conflict of interest law, as provided in Treasury Regulation Section 1.409A-3(j)(4)(iii)(B).

(4) Payment of Employment Taxes. The Committee may permit accelerated payment of a Section 409A Award deferral to the extent necessary to enable the Participant to satisfy applicable federal employment tax obligations, as provided in Treasury Regulation Section 1.409A-3(j)(4)(iv).

(5) Other Permitted Accelerations. The Committee may exercise the discretionary right to accelerate the vesting of any unvested Award deemed to be a Section 409A Award upon a Change in Control, as defined in Section 11(k)(i)(D)(5), or to terminate the Plan upon or within twelve (12) months after such Change in Control and make distributions to the extent permitted under Treasury Regulation Section 1.409A-3(j)(4)(ix), or accelerate payment of any Section 409A Award deferral in any other circumstance permitted under Treasury Regulation Section 1.409A-3(j)(4).

(G) Timing of Distributions. Except as otherwise provided in Section 11(k)(i)(D)(3) with respect to Section 409A Award deferrals that become payable on account of a Participant's death, unless the applicable Award Agreement or related document, or written deferral election submitted by the Participant in respect of such Section 409A Award provides a specific date following any of the other permissible payment events set out in Section 11(k)(i)(D) upon which payment of a Section 409A Award deferral shall be made or commence, such payment shall be made or commence within sixty (60) days after the occurrence of the applicable payment event; provided, however, that where such sixty (60) day period begins and ends in different tax years, the Participant shall have no right to designate the tax year in which payment will be made (other than pursuant to an election that satisfies the requirements of Section 11(k)(i)(E)).

(ii) Distributions upon Vesting. In the case of any Award providing for a distribution upon the lapse of a risk of forfeiture, if the timing of such distribution is not otherwise specified in the Plan or an Award Agreement or other governing document, the distribution shall be made not later than March 15 of the year following the year in which the risk of forfeiture lapsed, and if a determination is to be made promptly following the end of a Performance Period (as in the case of Performance Awards), then the determination of the level of achievement of the applicable performance goals and the distribution shall be made between January 1 and March 15 of the year following the end of such Performance Period. In all cases, the Participant shall have no right to designate the tax year in which distribution will be made (other than pursuant to an election that satisfies the requirements of Section 11(k)(i)(E)).

(iii) Limitation on Adjustments. Any adjustment under Section 11(c) shall be implemented in a way that complies with applicable requirements under Code Section 409A so that Options or SARs do not, due to the adjustment, become Section 409A Awards, and otherwise so that no adverse consequences under Code Section 409A result to Participants.

(iv) Release or Other Separation Agreement. If the Company requires a Participant to execute a release, non-competition, or other agreement as a condition to receipt of a payment upon or following a Separation from Service, the Company will supply to the Participant a form of such release or other document not later than the date of the Participant's Separation from Service, which must be returned within the time period required by law and must not be revoked by the Participant within the applicable time period in order for a Participant to satisfy any such condition. If any amount payable during a fixed period following Separation from Service is subject to such a requirement and the fixed period would begin in one tax year and end in the next, the Company, in determining the time of payment of any such amount, will not be influenced by the timing of any action of the Participant, including execution of such a release or other document and expiration of any

revocation period. In particular, the Company will be entitled in its discretion to deposit any such payment in escrow during either tax year comprising such fixed period, so that such deposited amount is constructively received and taxable income to the Participant upon deposit, but with distribution from such escrow remaining subject to the Participant's execution and non-revocation of such release or other document.

(v) Special Disability Provision. In case of a Disability of a Participant, for any Award or portion thereof that constitutes either a short-term deferral for purposes of Code Section 409A or a Section 409A Award deferral, the Company shall determine whether the Participant's circumstances are such that the Participant will not return to service, in which case such Disability will be treated as a Separation from Service for purposes of determining the time of payment of such Award or portion thereof then subject only to service-based vesting. In each case, the Participant shall be accorded the benefit of vesting that would result in the case of Disability in the absence of this provision, so that the operation of this provision, intended to comply with Code Section 409A, will not disadvantage the Participant. The Company's determination hereunder will be made initially within thirty (30) days after the Disability and each March and December thereafter.

(vi) Scope and Application of this Provision. For purposes of this Section 11(k), references to a term or event (including any authority or right of the Company or a Participant) being "permitted" under Code Section 409A mean that the term or event will not cause the Participant to be deemed to be in constructive receipt of compensation relating to the Section 409A Award deferral prior to the distribution of cash, shares or other property or to be liable for payment of interest or a tax penalty under Code Section 409A.

(l) ***Awards to Participants Outside the United States***. Other provisions of the Plan to the contrary notwithstanding, in order to foster and promote achievement of the purposes of the Plan or to comply with provisions of laws and customary business practices in other countries in which the Company or any Subsidiary or Affiliate operates or has employees, the Committee shall have the power and authority to (i) determine which Participants employed outside the United States or subject to non-United States tax laws are eligible to participate in the Plan, (ii) modify the terms and conditions of Awards granted to or held by such Participants, (iii) establish subplans, modify exercise procedures and other terms and procedures relating to Awards granted or held by such Participants to the extent such actions may be necessary or advisable, and (iv) take such other actions as the Committee may deem necessary or appropriate so that the value and other benefits of an Award to such a Participant, as affected by foreign tax laws and other applicable restrictions, shall be comparable to the value of such an Award to a Participant who is resident or employed in the United States. An Award may be modified under this Section 11(l) in a manner that is inconsistent with the express terms of the Plan, so long as such modifications will not contravene any applicable law or regulation or result in actual liability under Section 16(b) of the Exchange Act for the Participant whose Award is modified.

(m) ***Limitation on Rights Conferred under Plan***. Neither the Plan nor any action taken hereunder shall be construed as (i) giving any Eligible Person or Participant the right to continue as an Eligible Person or Participant or in the employ or service of the Company or a Subsidiary or Affiliate, (ii) interfering in any way with the right of the Company or a Subsidiary or Affiliate to terminate any Eligible Person's or Participant's employment or service at any time (subject to the terms and provisions of any separate written agreements), (iii) giving an Eligible Person or Participant any claim to be granted any Award under the Plan or to be treated uniformly with other Participants and employees, or (iv) conferring on a Participant any of the rights of a stockholder of the Company unless and until the Participant is duly issued or transferred shares of Stock in accordance with the terms of an Award. Except as expressly provided in the Plan and an Award Agreement, neither the Plan nor any Award Agreement shall confer on any person other than the Company and the Participant any rights or remedies thereunder. Any Award shall not be deemed compensation for purposes of computing benefits under any retirement plan of the Company or any Subsidiary or Affiliate and shall not affect any benefits under any other benefit plan under which the availability or amount of benefits is related to the level of compensation (unless required by applicable law, or by any such other plan or arrangement with specific reference to Awards under this Plan).

(n) ***Severability; Entire Agreement***. If any of the provisions of this Plan or any Award document is finally held to be invalid, illegal or unenforceable (whether in whole or in part), such provision shall be deemed modified to the extent, but only to the extent, of such invalidity, illegality or unenforceability, and the remaining provisions shall not be affected thereby; provided, that, if any of such provisions is finally held to be invalid, illegal, or unenforceable because it exceeds the maximum scope determined to be acceptable to permit such provision to be enforceable, such provision shall be deemed to be modified to the minimum extent necessary to modify such scope in order to make such provision enforceable hereunder. The Plan and any Award Agreements contain the entire agreement of the parties with respect to the subject matter thereof and supersede all prior agreements, promises, covenants, arrangements, communications, representations and warranties between them, whether written or oral with respect to the subject matter thereof. No rule of strict construction shall be applied against the Company, the Committee, or any other person in the interpretation of any terms of the Plan, Award, or Award Agreement or other document relating thereto.

(o) ***Plan Effective Date and Termination***. The Plan was originally effective as of December 5, 2008. Unless earlier terminated by action of the Board of Directors, the authority of the Committee to make grants under the Plan will terminate on the date that is ten (10) years after the latest date upon which stockholders of the Company have approved the Plan (except that, for Qualified Performance Awards under Section 7(c), such authority will terminate earlier at the date five (5) years after the latest stockholder approval of the Business Criteria set out in Section 2(h) for such Awards, and the Plan will remain in effect until such time as the Company has no further rights or obligations with respect to outstanding Awards or otherwise under the Plan.

(p) ***Governing Law***. The validity, construction, and effect of the Plan, any rules and regulations relating to the Plan and any Award document shall be determined in accordance with the laws of the State of Delaware, without giving effect to conflict of law principles, and applicable provisions of federal law.

MAP AND DIRECTIONS TO

2010 ANNUAL MEETING OF STOCKHOLDERS OF MEAD JOHNSON NUTRITION COMPANY

The Glen Club
2901 W. Lake Avenue
Glenview, IL 60026



From Downtown Chicago

I-90/I-94 West approximately 7 miles; I-90 and I-94 split at this point—Continue on I-94 West approximately 8 miles—Exit Lake Ave. West—Drive west 3 miles to Patriot Blvd.—Turn right (north)—Drive north 1 mile (past stop sign at Chestnut) to West Lake Ave—Turn left (west)—Drive West on West Lake Ave.—Entrance to The Glen Club is approximately 200 yards on the left.

From O'Hare Airport

I-190 East to I-294 North toward Wisconsin—Continue on I-294 North approximately 8 miles—Exit Willow Rd. East—Drive east 2.3 miles to Patriot Blvd.—Turn right (south) and continue on for approximately 0.8 miles to West Lake Ave.—Turn right (west)—Drive west on West Lake Ave.—Entrance to The Glen Club is approximately 200 yards on the left.

From the West

I-90 East to I-294 North toward Wisconsin—Continue on I-294 North approximately 8 miles—Exit Willow Rd. East—Drive east 2.3 miles to Patriot Blvd.—Turn right (south) and continue on for approximately 0.8 miles to West Lake Ave.—Turn right (west)—Drive West on West Lake Ave.—Entrance to The Glen Club is approximately 200 yards on the left.

From the North

I-94 East—Keep right and merge on to I-294 South toward Indiana/O'Hare—Continue on I-294 South approximately 3.5 miles—Exit Willow Rd. towards Northbrook/Glenview—Turn left (east) and continue on for approximately 2.3 miles to Patriot Blvd.—Turn right (south) and continue on for approximately 0.8 miles to West Lake Ave.—Turn right (west)—Drive West on West Lake Ave.—Entrance to The Glen Club is approximately 200 yards on the left.

From the South

I-294 North toward Wisconsin—Exit Willow Rd. East—Drive east 2.3 miles to Patriot Blvd.—Turn right (south) and continue on for approximately 0.8 miles to West Lake Ave.—Turn right (west)—Drive West on West Lake Ave.—Entrance to The Glen Club is approximately 200 yards on the left.

To Our Shareholders, Colleagues and Business Partners:

This past year was truly transformational for our organization. The highlight occurred on December 23, 2009, as we successfully completed our split-off from Bristol-Myers Squibb and became a fully independent public company.

Mead Johnson Nutrition's tenure as a public company may be relatively short, but our business is built on a heritage that spans more than a century. It all began with a father who was concerned with the feeding problems of his young son and had a desire to improve the state of infant nutrition. With nearly three billion dollars in sales in more than 60 countries, we have come a long way from our founding by Edward Mead Johnson in 1905, but we have remained true to our core mission.

That mission – to create the nutritional brands and products trusted to give infants and children the best start in life – inspires our employees and other stakeholders around the world. Our single-minded focus on pediatric nutrition makes us unique in our industry and has helped us become a global leader. Our fundamental commitment to quality, scientific integrity and innovation has earned us the trust of multiple generations of parents and healthcare professionals.

INDEPENDENCE AND VALUE CREATION

There were three milestone events on the road to our independence last year, and they were all executed with excellence. In fact, from our initial public offering (IPO) in February, to our first debt offering in November, to the final split-off of our stock in December, the strong demand for Mead Johnson shares and bonds demonstrated great confidence in our company. At year-end, Mead Johnson stood as the most successful 2009 IPO on the New York Stock Exchange, with an investment-grade rating for our debt and a place in the Standard & Poor's 500 Index.

Mead Johnson stock rose from its IPO price of $24 to close 2009 at nearly $44. That translated into a total shareholder return, including reinvested dividends, of more than 85 percent over that period. Additionally, at our most recent meeting in March 2010, the Board of Directors raised the dividend rate by 12.5 percent, increasing the return of cash to shareholders and reinforcing our commitment to value creation for our investors.

BUSINESS PERFORMANCE

In 2009, we delivered a strong financial performance, despite a challenging global economic environment and the significant effort of the transformation to a fully independent, public company. We also looked beyond current-year results to invest in initiatives that have strengthened our ability to deliver sustainable, profitable growth for years to come.

Excluding the impact of currency translation, we grew sales in 2009 by over two percent. We delivered a record level of productivity that, combined with lower commodity costs and selected price increases, led to a strong expansion of gross margins. Even with our increased investments in R&D and demand-creation activities, these strong margins, in combination with savings from our lower effective tax rate, helped us to deliver exceptional bottom-line earnings growth in 2009.

Our overall revenue growth in 2009 was largely "a tale of two segments." Asia and Latin America account for nearly 60 percent of our global sales, and our business there is fairly evenly split between infant and children's nutritional products, while infant formula represents the vast majority of our sales in the more established markets of North America and Europe.

Across our North America/Europe segment, sales declined in 2009 from the previous year. In the U.S., we experienced a market share loss that came on top of an overall market consumption decline triggered by a notable drop in the birth rate. As many parents tend to defer adding to their families during financial recessions, we are not expecting the U.S. birth rate to climb in the near term, but we do anticipate it stabilizing with the economy and then beginning a gradual recovery.

FINANCIAL INFORMATION[1]
(IN MILLIONS)



NET SALES
FX impact



EBIT[2]

[1]Data for 2008 and 2009 shown on a non-GAAP basis. Please refer to table on the back inside cover for reconciliation to GAAP data.

[2]Earnings before interest and income taxes

In Europe, our reported sales were negatively affected by planned inventory reductions made in preparation for separation from the Bristol-Myers Squibb distribution system, although in-market sales for our products increased, offering clear evidence of underlying growth in consumer demand. Now that those inventory adjustments have been completed, we expect higher volumes for that region in 2010 compared with 2009.

Our larger Asia/Latin America segment, which includes 8 of our top 10 markets, has served as our growth engine for a number of years. 2009 was no exception, with double-digit sales increases across the majority of markets – excluding the impact of foreign exchange – led by China, our second largest market overall.

Demographic figures – including rising per-capita income, an expanding middle class, 18 million annual births and modest but growing per-capita milk consumption – continue to make China our most exciting opportunity. And, while most of our current growth is in the country's largest major cities, we are continuing to lay the groundwork for future growth with our "StepChange" initiatives, which established robust sales and distribution infrastructures in more than 70 additional cities last year.

China has not been alone among Asian markets in delivering excellent growth. Excluding foreign exchange impact, Thailand, Malaysia and Vietnam also reported double-digit growth in 2009. In the Philippines, where last year's results were negatively affected by category contraction and devastating typhoons, we grew our share and now see market conditions slowly improving.

Latin America also posted impressive 2009 results. In addition to strength in Mexico, our third-largest market, we have established leading positions in the premium infant formula and children's nutrition categories in Venezuela, Peru, Colombia and Ecuador. In 2010, we are looking for favorable volume growth in Brazil, where we will have a full year of product distribution following the transfer of certain permits and registrations previously held by Bristol-Myers Squibb, enabling us to build on our strong Sustagen brand franchise.

We continue to expand our geographic footprint, including additions to our sales force in high-growth potential "seed" markets, such as India and Russia. For example, in India, where we have been investing for just over a year, we now have a market presence in 17 leading cities. Just recently, we announced the formation of a joint venture with Almarai, the leading food and beverage company in the Gulf Cooperation Council (GCC), which will enable us to take Mead Johnson products to the growing markets of the GCC's six member countries, most notably Saudi Arabia.

In addition to sales force and distribution investments, we also chose to increase our demand-generating sales and marketing activities in 2009. Our advertising and product promotion spending grew by nine percent over the prior year, rising above 14 percent of sales. This investment not only will support the achievement of our near-term growth goals, but also will enable us to build brand equity and consumer demand over time.

CREATIVITY AND INNOVATION

One additional area of investment is longer-term, but profound in its impact on our business. Building on a strategic choice made in 2004, we are continuing to boost our spending on research and development. Reflecting the global nature of our business, we are moving forward on two significant science and innovation centers half a world apart.

Our new Technology Center under construction in Evansville, Indiana, builds on a well-established U.S. center of excellence. In particular, the new pilot plant will help us to improve our speed from invention to commercialization. It will allow us to test and "scale up" promising ingredient and product innovations without having to shut down current production lines.

Soon, we will break ground for the Mead Johnson Pediatric Nutrition Institute in Guangzhou, China. This multi-million dollar investment, including the expansion of local clinical studies, will serve to advance nutritional science and increase the range of customized products available in China. And, perhaps most importantly for our consumers there, it will allow us to move from "Made in China" to "Researched and Developed in China."

LONG-TERM PROMISE

There are many companies in which people can invest and for which people can work. Why has Mead Johnson been so successful to date, and why does it offer such promise for the future? We believe it boils down to a few critical elements:

- Business Fundamentals
  Our industry is large and growing, with very attractive demographic trends, especially in emerging markets with growing middle classes. We have a broad and balanced geographic portfolio, with a particularly strong emerging-market presence, and a stable of well-known and trusted brands. We have a total commitment to growth and productivity, as well as a record of proven financial strength.

- Importance of Nutrition

  We operate in a world that is increasingly focused on nutrition and its connection to long-term health outcomes. In particular, early-life nutrition plays a significant role in determining metabolic health, immune system strength, resistance to allergies, and mental and visual development.

- Focus and Innovation

  In an industry that is fueled by innovation, we have nearly doubled our R&D investment and headcount over the past six years. Pediatric nutrition is all we do, and as a result, we are laser-focused on the most critical health and development benefits identified as priorities by parents and healthcare professionals.

- Trusted Relationships

  Every day, we are trusted to contribute to the care and feeding of infants and children by millions of parents and healthcare professionals around the world. We are also trusted and valued by suppliers, retailers and other business partners. From our scientific rigor, to our world-class quality systems, to the care and respect with which we communicate with parents, we are committed to maintaining that trust and continuing to create win-win relationships with all of our constituencies.

- People on a Mission

  Supporting parents in their efforts to nourish their children and help them thrive is a tremendous responsibility. Everyone at Mead Johnson understands that – from our dedicated Board of Directors, to our diverse and experienced leadership team, to our 5,600 passionate employees worldwide. There is no better reason to come to work and put forth maximum effort than being part of a growing global company that is recognized for its quality, performance and potential, and knowing that every day we fulfill a mission of creating brands and products trusted to give infants and children the best start in life.

While these are some of the key factors that underpin our formula for business success, we recognize that there are also larger global issues at play.

Statistics tell us that infant and child mortality rates have declined significantly over the past two decades globally, and we'd like to think that we have played at least a small part in that progress. And, while those improvements are gratifying, there is much more that needs to be done in this area.

Mead Johnson strives to promote healthy outcomes and ensure that mothers have access to important nutritional information, as well as safe and beneficial feeding options, no matter what choice they make for their children – breast milk, infant formula, growing-up milks or a combination thereof. We know that, when it comes to infant and child nutrition, all people and organizations need to be on the same side of a coordinated and united effort to maximize the number of positive outcomes on a worldwide basis.

We continue to believe that it is not just what you do – but how you do it – that counts over the long run. We are committed to remaining a socially responsible corporate citizen as we build our business profitably and sustainably over time. From our disaster relief efforts in the Philippines and Haiti, to our work with the "Helping Hand" program in Thailand, to our landfill gas energy initiative in Indiana, we try to make a positive difference in all the communities in which we operate.

In closing, we would like to extend our sincere appreciation to our fellow Board Members for their valuable counsel, contributions and insights over this past year.

We'd also like to acknowledge our Mead Johnson colleagues around the world for their hard work, dedication and commitment to our mission and our business goals.

Finally, we would like to thank all of our investors and shareholders for supporting us and expressing a strong belief in our business model, our brands and our long-term focused strategies. We look forward to building on our rich heritage and our success in 2009 to create additional shareholder value and an even brighter future for this great company.

Sincerely,

S W Golsby

Stephen W. Golsby
President and
Chief Executive Officer



James M Cornelius

James M. Cornelius
Chairman of the Board



Locations



world map

- Corporate Office
- Global Operations Center
- Regional Headquarters
- Manufacturing Facilities
- Country Offices
- External Manufacturing

Key Brands



ROUTINE INFANT FORMULAS

Alacta
Enfamil
Enfamil Premium
Enfamil A+
Enfamil Restfull
Enfalac
Enfalac A+
Enfapro
Enfapro A+
Enfapro Premium



INFANT FORMULA SPECIALTY/SOLUTION PRODUCTS*

Enfamil Gentlease
Enfamil Premature
Enfamil AR
Enfalac Premature
Enfalac AR
Enfacare
MJN Metabolics
Nutramigen
Nutramigen LGG
Olac
Pregestimil
ProSobee

* for common feeding problems, allergies, intolerance, prematurity, metabolic disorders

Russia
Sweden
Norway
Denmark
United Kingdom/
Ireland
Poland
Amsterdam
Nijmegen, Netherlands
Belgium
France
Italy
Spain
Portugal
Guangzhou, China
Taiwan
Hong Kong
India
Bangkok, Thailand
Manila, Philippines
Vietnam
Malaysia
Johar Bahru, Malaysia
Singapore
Indonesia
Tatura, Australia



CHILDREN'S GROWING-UP MILKS

Alacta
Cal-C-Tose
Choco Milk
Enfagrow
Enfagrow Premium
Enfagrow A+
Enfakid A+
Enfaschool A+
Lactum
Sustagen



VITAMINS AND SUPPLEMENTS

Enfalyte
Expecta
Enfamama
Enfamom
D-Vi-Sol
Fer-In-Sol
Poly-Vi-Sol
Tri-Vi-Sol

A FAMILY OF INNOVATORS

Our global network of R&D and technology centers of excellence includes facilities in the United States, Thailand, Mexico, the Netherlands, the Philippines and China. In the year ahead, we will expand our network by opening a new technology center in Evansville, Indiana, which will help us move more quickly from concept to commercialization. We're also partnering with leading medical and research organizations to create the Mead Johnson Pediatric Nutrition Institute in Guangzhou, China, where we will develop products to meet the needs of tomorrow for local and global consumers.



MJN SCIENTIFIC PUBLICATIONS
(ABSTRACTS & MANUSCRIPTS)



ALLERGIC MANIFESTATIONS IN FIRST THREE YEARS OF LIFE*
PERCENTAGE OF INFANTS



*Defined as wheezing, asthma or atopic dermatitis
**Same formulation but without DHA and ARA

ADVANCE NUTRITION

INNOVATION

For over a century, Mead Johnson has combined cutting-edge nutritional science, exceptional professional talent, state-of-the-art technology and a passion for quality to deliver meaningful innovations to our consumers. Our commitment to advancing the health of new generations grows stronger each year.

Our history of first-to-market innovations dates back to 1911, when we introduced Dextri-Maltose® – America's first clinically-supported, physician-recommended infant feeding product. More recently, the company pioneered the inclusion of DHA and ARA – omega fatty acids critical to infant development – in formula, and has published numerous clinical studies about the benefits they provide, from improved visual development in pre-term infants to reduced allergic manifestations in three-year-olds. In 2009, we were the first and only company in the industry to receive a scientific endorsement from the European Food Safety Authority for an infant formula health claim.

Today, our more than 70 products in over 60 countries meet a broad range of needs – from routine feeding and nutrition to specialty formulations addressing serious allergies and potentially devastating metabolic disorders.

The innovations we bring to market result from in-depth understanding of consumer and healthcare professional needs, and they deliver tangible, often clinically-proven, developmental and health outcomes. We accelerate the process by forging partnerships with leading scientific researchers, including over 100 universities, suppliers and biotechnology companies.

The near doubling of our R&D budget since 2003 has contributed to the most robust product pipeline in our history. And as we look to the future, the latest advances in science – including the sequencing of the human genome – bring new potential for addressing allergies, resistance to infections and other pressing pediatric health challenges.

We consider the quality and safety of our products to be as critical as their nutritional benefits. Our close cooperation with industry, government and regulatory organizations ensures that science-based health and safety standards are in place everywhere we operate. Over 2,300 quality control checks are conducted across our manufacturing processes.

Successful innovation is fueled by passion. Many of the members of our worldwide R&D team are parents themselves. For them, giving infants and children the best start in life isn't just a professional mission – it's personal too.



ENFAMIL® PREMIUM® WITH TRIPLE HEALTH GUARD™: OUR CLINICALLY-PROVEN FORMULA OFFERS BENEFITS IN GROWTH, BRAIN AND EYE DEVELOPMENT, AND IMMUNE SYSTEM SUPPORT. IN 2009, ENFAMIL PREMIUM BECAME AVAILABLE IN A NEW VALUE BOX, OFFERING CONSUMERS COST SAVINGS IN PACKAGING WITH REDUCED ENVIRONMENTAL IMPACT.

NOURISHMENT FOR THE GROWING YEARS

Advancing children's nutrition presents an exciting growth opportunity for Mead Johnson. Growing-up milks account for more than half of our sales in Asia and Latin America, where we are among the category leaders, and we are currently expanding our reach in the United States. Global sales of Enfagrow®, our leading brand in the category, increased at a double-digit rate in 2009 and have nearly doubled over the past five years.



CHINA DISTRIBUTION – TOTAL CITIES



ESTIMATED 2010 BIRTHS* (IN MILLIONS)



*Source: United Nations

DRIVE GROWTH

PERFORMANCE

Pediatric nutrition, our singular focus at Mead Johnson, represents a dynamic growth category around the world. Each year, scientific research continues to reinforce what more and more parents are recognizing: Giving children the right start in their first years of life – especially the best nutrition – is critical to their lifelong health and development.

That understanding is complemented by demographic trends that are favorable for our industry. Asia, notably China and India, and Latin America account for a very large share of the world's births, and rising per-capita incomes are expanding the middle class in these developing economies. This growth in prosperity means that there are more babies being born into families who want and can afford to buy premium pediatric nutrition products. As a result, 70 percent of the projected $9 billion growth in overall industry sales by 2015 is expected to occur in Asia and Latin America.*

Mead Johnson is well-positioned, geographically and financially, to benefit from this growth, starting with our powerful brands and premium products. For example, Enfamil and our other "Enfa" offerings comprise the world's largest product portfolio in pediatric nutrition, and the brand is recognized and trusted by parents, healthcare professionals and business partners globally.

Our brand strength is supported by a balanced, attractive geographic presence. In 2009, despite a tough financial environment, we delivered sales growth in the majority of our markets and grew share in 7 of our top 10. Approximately half of our 2009 sales came from more established markets – including North America and Europe – which were down in volume last year, but have a longer-term track record of modest growth and strong margins. The balance of our sales were in fast-growing and somewhat more variable emerging economies – including China, Malaysia, Peru, Thailand, Venezuela and Vietnam – where we have achieved double-digit, constant-dollar growth in recent years, including 2009.

We continue to invest for growth, from sowing new seeds for the future in markets such as Brazil, India and Russia, to launching Enfagrow® fortified milks for toddlers and children in the United States. Like the infants and children we serve, we are growing every day.



ENFAGROW® PREMIUM: ESPECIALLY FORMULATED FOR TODDLERS OVER ONE YEAR TO HELP ENSURE THEY'RE GETTING THE NUTRITION THEY NEED AFTER OUTGROWING INFANT FORMULA. IT PROVIDES MORE NUTRITION THAN MILK, WITH 30 NUTRIENTS, INCLUDING VITAMINS, MINERALS AND DHA.

* ERC data



GREEN AT THE START

As part of a larger overall commitment to helping make our planet healthier for the next generation, Mead Johnson began using landfill gas to meet a significant portion of the energy needs at our Evansville, Indiana manufacturing plant in 2009. This safe, reliable, green technology has an estimated capacity to reduce net carbon dioxide greenhouse gas emissions by 24,000 metric tons per year. The annual environmental benefits of this reduction are equivalent to removing greenhouse gas emissions from 4,400 passenger vehicles.

NUMBER OF U.S. PREMATURE BIRTHS*
(IN THOUSANDS)



*Source: CDC Vital Statistics System

PROJECTED NUMBER OF MALNOURISHED CHILDREN UNDER 5 IN 2020*
(IN MILLIONS)



*Source: International Food Policy Research Institute

NURTURE TOMORROW

RESPONSIBILITY

There can be no better investment than contributing to the future well-being of our children. In addition to developing top-quality nutritional products for healthy infants and children, Mead Johnson believes we have a responsibility to use our expertise to help those who are ill or in need.

We do this by providing our products to needy families, raising awareness of conditions that require special nutritional support and partnering with ministries of health, hospitals and physicians to improve vital newborn screenings.

Helping children with metabolic disorders is a particular focus. They affect one out of every 1,000 children born, with phenylketonuria (PKU) as the most common disorder. Infants with PKU can't process part of a protein called phenylalanine, which puts them at risk for brain damage and mental retardation. In poorer regions of China, Mead Johnson is working with the Ministry of Health to provide a free supply of Phenyl-Free®, our PKU specialty formula, to 500 newborn infants with PKU each year for the next five years – covering them from birth to age three. In Poland, we help train medical teams to screen for PKU in newborns and sponsor summer camps and educational conferences for children and their families living with PKU.

Mead Johnson partners with local organizations around the world to help prevent childhood malnourishment. In Mexico, we provide Fer-In-Sol® and Tri-Vi-Sol® iron supplements to "1 Kilogram of Help," a not-for-profit organization fighting malnutrition, including anemia, among infants and children living in extreme poverty. In the Philippines, we have provided fortified milk products and nutritional information to more than 9,000 mothers and children who participated in the "Feeding Hope" program. And, in areas of Thailand still rebuilding from the 2004 tsunami, we are working with the Chaipattana Foundation and a leading university on the "Helping Hand" child development initiative, which provides nutritional products, educational materials and on-going educator training.

Our helping hand extends to hospitals and family physicians. For example, in the U.S., our "Helping Hand for Special Kids" program enables doctors to refer families with infants who need special formulas, but who cannot afford them, to Mead Johnson for assistance. More than 18,500 families participate in this nationwide program every year.

These are just some of the ways that Mead Johnson gives back to our communities. Our commitment is to help give the best start in life to as many infants and children as possible, especially the most fragile.



PHENYL-FREE®: A PHENYLALANINE-FREE, IRON-FORTIFIED DIETARY POWDER FOR INFANTS AND TODDLERS WITH PHENYLKETONURIA (PKU). IT PROVIDES THE ESSENTIAL AMINO ACIDS (EXCEPT PHENYLALANINE) AS WELL AS NONESSENTIAL AMINO ACIDS, ESSENTIAL FATTY ACIDS, CARBOHYDRATE, FAT, VITAMINS AND MINERALS.

PEOPLE & LEADERSHIP

Mead Johnson recognizes that it takes a talented and dedicated workforce to produce superior quality products. We are committed to building our future growth by recruiting, retaining and developing the best employees – with a passion for our mission and a passion for winning. Mead Johnson seeks employees who will enhance our corporate culture by contributing diversity in ethnicity, skills, abilities and experience. We believe in accountability and are results-driven, but we also recognize that in addition to what you accomplish, how you get things done also matters.

We are one of the newest "old" companies around. We benefit from a strong sense of teamwork and the rich heritage of a century-old enterprise. We value new approaches and new ideas, as well as the energy, enthusiasm and individual contributions required for a newly public company to compete effectively, and grow sustainably and profitably over the long term.

BOARD OF DIRECTORS

James M. Cornelius, Chairman of the Board
Chairman and Chief Executive Officer,
Bristol-Myers Squibb

Steven M. Altschuler, M.D.
President and Chief Executive Officer,
The Children's Hospital of Philadelphia

Howard B. Bernick
President, Bernick Advisory Limited,
Former President and Chief Executive Officer,
Alberto Culver Company

Kimberly A. Casiano*
Former President and Chief Operating Officer,
Casiano Communications Inc.

Anna C. Catalano*
Former President, Amoco Orient Oil Company – China and Group Vice President – Marketing, BP plc

Stephen W. Golsby
President and Chief Executive Officer,
Mead Johnson Nutrition Company

Peter G. Ratcliffe
Director and former Chief Executive Officer,
P&O Princess International Division,
Carnival Corporation

Elliott Sigal, M.D., Ph.D.
Executive Vice President, Chief Scientific Officer and President – Research and Development,
Bristol-Myers Squibb

Robert S. Singer
Director and former Chief Executive Officer,
Barilla Holding, S.p.A.

*Nominated for election at the Annual Shareholders' Meeting on May 11, 2010

MANAGEMENT COMMITTEE [pictured below]

BACK ROW L–R **Peter G. Leemputte**, Senior Vice President and Chief Financial Officer; **William P'Pool**, Senior Vice President, General Counsel and Secretary; **Dirk Hondmann, Ph.D.**, Senior Vice President, Global Research and Development; **James Jeffrey Jobe**, Senior Vice President, Global Supply Chain

FRONT ROW L–R **Peter Kasper Jakobsen**, President, Americas; **Stephen W. Golsby**, President and Chief Executive Officer; **Lynn H. Clark**, Senior Vice President, Human Resources; **Charles M. Urbain**, President, Asia and Europe



CORPORATE OFFICE

Mead Johnson Nutrition Company
2701 Patriot Boulevard, 4th Floor
Glenview, Illinois 60026
847.832.2420
www.meadjohnson.com

STOCK EXCHANGE

Mead Johnson Nutrition Company is listed and traded on the New York Stock Exchange under the ticker symbol MJN.

DIVIDEND POLICY

Dividends on Mead Johnson common stock are declared by the Board of Directors on a quarterly basis and are typically paid on or about the first day of January, April, July and October.

REGISTRAR AND TRANSFER AGENT

BNY Mellon Shareowner Services
480 Washington Boulevard
Jersey City, New Jersey 07310

Contact Center:
United States
866.207.6566
Outside the United States
201.680.6578
For the hearing impaired (TDD)
800.231.5469
www.bnymellon.com/shareowner

INDEPENDENT PUBLIC ACCOUNTING FIRM

Deloitte & Touche LLP

COMPANY HISTORY

Mead Johnson Nutrition's recognition as a world leader in infant and children's nutrition can be traced back over a century to the company's founding in 1905 by Edward Mead Johnson, Sr. The company's initial major success came in 1911 with the introduction of Dextri-Maltose, the first clinically-supported, physician-recommended infant feeding product in the United States.

Over the next several decades, Mead Johnson built upon its science leadership, introducing many innovative products for infants and children, including Vi-Sol vitamins in 1949 and Enfamil infant formula in 1959.

Mead Johnson has a history of first-to-market innovations, including Nutramigen® (1942) and Lofenalac (1958) – now called Phenyl-Free®. Other historic firsts in the United States included Pro-Sobee® (1965) and LactoFree® (1993). The company did pioneering research related to the inclusion of the DHA and ARA in infant formula. In 2008, it was the first infant formula manufacturer to receive GRAS status from the U.S. FDA for the inclusion of the probiotic LGG in infant formula, and in 2009, Mead Johnson became the first and only infant formula manufacturer to date to receive scientific endorsement by the European Food Safety Authority for an infant formula health claim.

During the 1940s, Mead Johnson began establishing wholly-owned subsidiaries in Canada, Mexico and Latin America, where it had already been operating successful export businesses. That expansion continued, extending throughout much of Europe and Asia by the 1970s. Around that time, the company began developing more products tailored to the needs of regional consumers, including a line of "Enfa"-branded products for toddlers and children in many countries in Asia. In the 1990s, the company acquired Choco Milk and Cal-C-Tose, expanding its "growing-up" milk business in Latin America, and began constructing its first production facility in China.

From its original location in Jersey City, New Jersey, Mead Johnson moved its operations to Evansville, Indiana in 1915 in order to be closer to the source of its key agricultural ingredients. In 1967, the company was acquired and became a subsidiary of then Bristol-Myers. 42 years later, Mead Johnson established itself as a fully independent public company as the result of an IPO in February 2009 and subsequent stock split-off in December 2009. A new corporate headquarters was established in Glenview, Illinois, and Mead Johnson Nutrition (MJN) was listed on the NYSE and added to the S&P 500 Index.

Today, the company remains on the cutting-edge of pediatric nutritional science, working on next-generation benefits in important areas such as allergies and resistance to infections. With more than 70 products sold in over 60 countries, Mead Johnson products are trusted every day by millions of parents and healthcare professionals around the world.

NON-GAAP RECONCILIATION OF FINANCIAL MEASURES

	SALES		EBIT	
(In millions)	2008	2009	2008	2009
GAAP (Net Sales / Earnings Before Interest and Income Taxes)	$2,882.4	$2,826.5	$695.7	$679.6
IPO-related and separation costs[1]	—	—	44.8	31.0
IT separation costs[2]	—	—	—	19.2
Gain on asset sale[3]	—	—	—	(11.9)
Severance and relocation costs	—	—	—	25.3
Legal costs and settlements[4]	—	—	—	17.5
Operating model changes[5]	(35.9)	—	(5.9)	—
Adjusted non-GAAP results	$2,846.5	$2,826.5	$734.6	$760.7

[1] IPO and separation-related costs incurred as a result of our IPO and separation from BMS, including legal, accounting and consulting services
[2] IT separation costs incurred to establish stand-alone systems as part of our separation from BMS
[3] Gain on sale of a non-strategic intangible asset
[4] Certain legal costs and settlements. Includes costs to defend and settle certain legal claims as well as settlements received.
[5] Adjustment of our 2008 results for comparability to our 2009 results, as our 2009 results include operating model changes primarily in Brazil and Europe. In Brazil, our ability to operate as a new stand-alone subsidiary was delayed from February to late in September 2009. During that time, BMS distributed and recorded sales for our products and we conducted marketing activities. In Europe, we have transitioned to a third-party distributor model with BMS temporarily serving as our distributor. This reduced net sales by the amount of the distributors' margin and lowered costs for the distribution-related expenses.



Mead Johnson™ Nutrition



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